FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On June 27, 2013, Nomura Holdings, Inc. filed its Annual Securities Report for the year ended March 31, 2013 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Act.

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act for the fiscal year ended March 31, 2013.

2.	English translation of Management’s Report on Internal Control Over Financial Reporting and Confirmation Letter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

EXHIBIT 1

Annual Securities Report Pursuant to the Financial Instruments and Exchange Act for the Fiscal Year Ended March 31, 2013

An English translation of the underlined items above is included below.

PART I     Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data.

(1) Selected consolidated financial data for the latest five fiscal years.

Year ended March 31	2009	2010	2011	2012	2013
Total revenue (Mil yen)	664,511	1,356,751	1,385,492	1,851,760	2,079,943
Net revenue (Mil yen)	312,627	1,150,822	1,130,698	1,535,859	1,813,631
Income (loss) before income taxes (Mil yen)	(780,265)	105,247	93,255	84,957	237,730
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders (Mil yen)	(708,192)	67,798	28,661	11,583	107,234
Comprehensive income (loss) attributable to NHI shareholders (Mil yen)	(755,518)	77,103	8,097	(3,870)	194,988
Total equity (Mil yen)	1,551,546	2,133,014	2,091,636	2,389,137	2,318,983
Total assets (Mil yen)	24,837,848	32,230,428	36,692,990	35,697,312	37,942,439
Shareholders’ equity per share (Yen)	590.99	579.70	578.40	575.20	618.27
Net income (loss) attributable to NHI common shareholders per share—basic (Yen)	(364.69)	21.68	7.90	3.18	29.04
Net income (loss) attributable to NHI common shareholders per share—diluted (Yen)	(366.16)	21.59	7.86	3.14	28.37
Total NHI shareholders’ equity as a percentage of total assets (%)	6.2	6.6	5.7	5.9	6.0
Return on shareholders’ equity (%)	(40.15)	3.70	1.36	0.55	4.87
Price/earnings ratio (times)	—	31.78	55.06	115.09	19.87
Cash flows from operating activities (Mil yen)	(712,629)	(1,500,770)	(235,090)	290,863	549,501
Cash flows from investing activities (Mil yen)	(98,905)	(269,643)	(423,214)	9,942	(160,486)
Cash flows from financing activities (Mil yen)	999,760	2,176,530	1,284,243	(844,311)	(701,623)
Cash and cash equivalents at end of the year (Mil yen)	613,566	1,020,647	1,620,340	1,070,520	805,087
Number of staffs	25,626	26,374	26,871	34,395	27,956
[Average number of temporary staffs, excluded from above]	[4,997 ]	[4,728 ]	[4,199 ]	[7,313 ]	[6,372 ]

1	The selected financial data of Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) were stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2	Shareholders’ equity per share, Total NHI shareholders’ equity as a percentage of total assets, Return on shareholders’ equity are calculated with Total NHI shareholders’ equity.

3	Price/earnings ratio (times) is not stated for the year ended March 31, 2009 due to net loss.

4	The consumption tax and local consumption tax on taxable transaction are accounted for based on the tax exclusion method.

5	Certain contract employees are included in Number of staffs.

6	In accordance with the updated guidance for accounting and reporting of noncontrolling interests in financial statements, included in ASC 810, “Consolidation” (“ASC 810”), (“updated noncontrolling interests guidance”), the consolidated balance sheets and consolidated statements of operations as of and for the years ended March 31, 2008 and 2009 have been reclassified. Such reclassification has been made in Income (loss) before income taxes and Total equity. The amounts previously reported are as follows:

Year ended March 31	2009
Income (loss) before income taxes (Mil yen)	(779,046)
Total equity (Mil yen)	1,539,396

(2)	Selected stand alone financial data for the latest five fiscal years

Year ended March 31,	2009	2010	2011	2012	2013
Operating revenue (Mil yen)	340,071	220,873	219,875	270,521	278,523
Ordinary income (Mil yen)	127,181	29,121	11,690	52,526	67,577
Net income (loss) (Mil yen)	(393,712)	12,083	(15,094)	32,879	42,210
Common stock (Mil yen)	321,765	594,493	594,493	594,493	594,493
Number of issued shares (1,000 shares)	2,661,093	3,719,133	3,719,133	3,822,563	3,822,563
Shareholders’ equity (Mil yen)	1,244,082	1,806,307	1,764,894	1,841,400	1,875,723
Total assets (Mil yen)	3,681,507	4,566,078	5,278,581	5,438,184	5,775,850
Shareholders’ equity per share (Yen)	466.99	485.62	481.23	488.38	492.88
Dividend per share (Yen)	25.50	8.00	8.00	6.00	8.00
The first quarter	8.50	—	—	—	—
The second quarter	8.50	4.00	4.00	4.00	2.00
The third quarter	8.50	—	—	—	—
The end of a term (the fourth quarter)	—	4.00	4.00	2.00	6.00
Net income (loss) per share (Yen)	(202.62)	3.86	(4.16)	9.02	11.42
Net income per share—diluted (Yen)	—	3.83	—	8.93	11.16
Shareholders’ equity as a percentage of total assets (%)	33.1	39.0	32.8	32.9	31.7

Return on shareholders’ equity (%)	(29.95)	0.81	(0.86)	1.87	2.33
Price/earnings ratio (times)	—	178.36	—	40.59	50.52
Payout ratio (%)	—	213.61	—	66.89	70.32
Dividend on shareholders’ equity (%)	4.00	1.45	1.66	1.23	1.62
Number of staffs	52	50	65	162	146
[Average number of temporary staffs, excluded from above]	[—]	[—]	[—]	[—]	[—]

1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.

2	Nomura Holdings, Inc. (hereinafter “the Company”) paid quarterly dividend payments in the year ended March 31, 2009.

3	No dividend per share information is provided at the end of term (the fourth quarter) of the year ended March 31, 2009, as there was no dividend.

4	Number of staffs represents staffs who work at the Company.

5	No net income per share—diluted information was provided, as there was net loss per share, although there are dilutive shares for the years ended March 31, 2009 and 2011.

6	No payout ratio or dividend on shareholder’s equity information was provided due to the net loss for the years ended March 31, 2009 and 2011.

3. Business Overview.

The Company and its 738 consolidated subsidiaries and variable interest entities primarily operate investment and financial services business focusing on securities business as their core business. Nomura provides wide-ranging services to customers for both of financing and investment through the operations in Japan and other major financial capital markets in the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of public offering and secondary distribution, arrangement of private placement, principal investment, asset management and other broker-dealer and financial business. There are also 18 companies accounted for under the equity method as at March 31, 2013.

The reporting of the business operations and results of the Company and its consolidated subsidiaries are based on business segments referred in Note 23 “Segment and geographic information” in our consolidated financial statements included in this Annual Securities Report. During the year ended March 31, 2013, shares in Nomura Real Estate Holdings, Inc. held by our consolidated subsidiary, Nomura Land and Building Co., Ltd. were partly sold. As a result, Nomura Real Estate Holdings, Inc, previously a consolidated subsidiary of the Company became an affiliate accounted for by the equity method. Please refer to the table below in the organizational structure listing the main companies by business segments.

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates by business segments.

Nomura Holdings, Inc.

Retail Division

(Domestic)

Nomura Securities Co., Ltd. and others

Asset Management Division

(Domestic)

Nomura Asset Management Co., Ltd. and others

Wholesale Division

(Domestic)

Nomura Securities Co., Ltd.

Nomura Financial Products & Services, Inc. and others

(Overseas)

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura America Mortgage Finance, LLC

Instinet, Inc.

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Nomura Principal Investment plc

Nomura Capital Markets plc

Nomura Asia Holding N.V.

Nomura International (Hong Kong) Limited

Nomura Singapore Limited and others

Others

(Domestic)

The Nomura Trust and Banking Co., Ltd.

Nomura Facilities, Inc.

Nomura Land and Building Co., Ltd.

Nomura Research Institute, Ltd.*

JAFCO Co., Ltd.*

Nomura Real Estate Holdings, Inc. *

*Affiliates

Item 2. Operating and Financial Review

1. Operating Results.

You should read the following discussion of our operating and financial review together with Item 1 “1. Selected Financial Data” and Item 5 “1. Consolidated Financial Statements and Other” included in this Annual Securities Report. The discussions and analyses contain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements.

Business Environment

Japan

The Japanese economy recorded two quarters of contraction in the first half of the year ended March 31, 2013. Although public investment, mainly in the form of post-quake reconstruction spending, expanded in Japan, exports weakened amid a depressed global economy triggered by the European debt crisis, and capital investment consequently stagnated. In the second half of the fiscal year, external demand showed signs of picking up amid progress with inventory adjustments in Asia, and with consumer spending also trending firmly, the Japanese economy headed toward recovery. In particular, the inauguration of new Prime Minister Shinzo Abe’s administration in December 2012 fueled expectations for monetary easing action by the Bank of Japan (“BOJ”) that prompted yen depreciation and a rally on equity markets. Economic growth then accelerated in the fourth quarter of the fiscal year, supported chiefly by consumer spending. As a result, Japan’s real gross domestic product (“GDP”) in the fiscal year ended March 31, 2013, expanded for a third consecutive year, by 1.2% year-on-year, following 0.2% growth in the prior fiscal year.

Corporate earnings as a whole headed toward recovery in the fiscal year ended March 31, 2013. Although profits decreased in materials sectors such as chemicals and steel/nonferrous metals owing to the overseas economic downturn in the first half of the fiscal year, they rose markedly in the automotive sector as the impact of the Thai floods disappeared and as subsidies for energy-efficient cars in Japan provided a boost. We estimate that recurring profits at major companies (those in the Russell/Nomura Large Cap Index) increased by 13% year-on-year in the fiscal year ended March 31, 2013, marking a turnaround from the 12% decrease in the prior fiscal year. The nonmanufacturing industry performed solidly on the whole, with the exception of the utilities sector, where losses widened.

The stock market performed sluggishly in the first half of the fiscal year ended March 31, 2013, amid European debt concerns, the depressed global economy, and appreciation of the yen. In the second half, the yen weakened and the stock market advanced following the dissolution of the House of Representatives in November 2012, when Liberal Democratic Party President Shinzo Abe called on the BOJ to take monetary easing action. After the Abe administration came into power in December 2012, expectations began to heighten toward “Abenomics” with its three policy arrows—bold monetary easing, flexible fiscal policy, and private sector-led growth strategies—and these underpinned further stock market gains through the end of the fiscal year. The Tokyo Stock Price Index (the “TOPIX”) advanced 21.1% over the course of the fiscal year, from 854.35 points at the end of March 2012 to 1,034.71 points at the end of March 2013.

The Nikkei Stock Average rose 23.0% over the fiscal year as a whole, from 10,083.56 at the end of March 2012 to 12,397.91 at the end of March 2013.

The yields on newly issued 10-year Japanese government bonds trended downward over the fiscal year as a whole, reflecting a deepening of the European debt crisis, the global economic slowdown, and monetary easing moves accompanying these developments, as well as the bold monetary easing action taken in Japan with the launch of the Abe administration. The yields were a little under 1% as of the end of March 2012 and had fallen to the lower 0.7% level by late July in reaction to the global trend toward monetary easing. Concerns about political turbulence in Europe and expectations for monetary easing under new BOJ leadership emerged from January 2013, and yields had subsequently declined to the mid-0.5% level by the end of March 2013.

On the foreign exchange markets, the U.S. economy had a major influence over the value of the yen against the U.S. dollar in the first half of the fiscal year ended March 31, 2013. Against the euro, the value of the yen was affected by debt problems in Greece, Spain and other European economies. The change in government in Japan and the launch of a bold monetary easing program had a major impact on the yen from November 2012, and the currency weakened considerably against both the U.S. dollar and euro. At the end of March 2012, the yen was trading at the ¥83 level against the U.S. dollar and the ¥110 level against the euro. Initially in the fiscal year ended March 31, 2013, the yen appreciated at a moderate pace against the U.S. dollar, rising to the ¥77 level in June amid concerns about recovery in the U.S. economy prompted by weak employment growth and other data. The yen also strengthened to the ¥94 level against the euro in July as growing fiscal instability in Spain reignited concerns about the European debt crisis. In September, the yen weakened to the ¥103 level against the euro after the European Central Bank (“ECB”) announced the unlimited Outright Monetary Transactions (“OMT”) program. Japan’s House of Representatives was then dissolved in November, paving the way for the new Abe-led LDP administration in December, and with the new government calling on the BOJ to take monetary easing action, the yen depreciated against both the U.S. dollar and euro. As a result, the yen was trading at the ¥94 level versus the U.S. dollar and the ¥120 level versus the euro at the end of March 2013.

Overseas

Among the economies of the leading industrialized nations, recovery in the U.S. was underpinned by quantitative easing policies, while the European economy contracted as a result of a credit crunch owing to the effects of the sovereign debt crisis and the implementation of fiscal austerity measures to address debt problems. The global economy performed weakly in the first half of the fiscal year ended March 31, 2013, as the recession in Europe had repercussions for emerging economies, but in the second half of the fiscal year it rebounded as the leading industrialized nations took additional monetary easing action and made progress addressing the European debt crisis. In international commodity markets, prices fell markedly for a time, including for crude oil, owing to the effects of the European debt crisis, but later regained stability as global financial markets returned to normal.

U.S. real GDP improved slightly with 2.2% year-on-year growth in 2012, having expanded 1.8% in 2011. This growth reflected solid housing investment and consumer spending as both home prices and share prices rose on the back of further monetary easing, including a third round of quantitative easing (“QE3”).

The Federal Reserve Board (the “FRB”) launched QE3 in September 2012 amid delayed improvement in the jobs market and other developments. It further pursued monetary easing in December 2012 by announcing the zero interest rate policy would be maintained until targets for unemployment and inflation were met, and by unveiling a program of additional Treasury purchases. The U.S. stock market declined in the first half of the fiscal year ended March 31, 2013, as the European sovereign debt crisis resurfaced, but rose in the second half owing to a number of factors, including the unlimited OMT program introduced by the ECB, additional monetary easing action by the FRB, the avoidance of the fiscal cliff (that would have resulted in the discontinuation of major tax breaks in the U.S. at the same time as large cuts in expenditure), and expectations for improvement in both the U.S. economy and corporate earnings. The Dow Jones Industrial Average stood at 13,212.04 at the end of March 2012 then fell below 13,000 in May 2012 before rallying to 14,578.54 at the end of March 2013. The yield on 10-year U.S. Treasuries was around 2.2% at the end of March 2012 and fell to around 1.4% in July 2012 amid stock market declines and expectations of ongoing FRB easing, but had climbed to around 1.9% by the end of March 2013.

In Europe, Eurozone real GDP shrank 0.6% year-on-year in 2012 after growth of 1.4% in 2011. The economy entered a recession as a credit crunch took hold due to the effects of the sovereign debt crisis and as governments adopted austerity measures to address their debt problems. Concerns over sovereign risk entered a temporary lull on the introduction of the ECB’s unlimited OMT program and bailout packages for Greece and Spain, but conditions remained severe in the real economy. European stock markets fell on growing market concerns but subsequently rallied, with the result that the benchmark German stock index (“DAX”) advanced by about 12% during the year ended March 31, 2013.

Economic growth slowed across Asia as a whole in 2012, but the picture was mixed, with China’s economic growth decelerating while Southeast Asian economies such as Thailand and the Philippines expanded strongly. Real GDP growth in China in 2012 was 7.8%, versus 9.3% in 2011. The economic slowdown was exacerbated in the first half of 2012 by a decrease in exports to Europe and a slowing in real estate-related investment, but in the second half, the economy bottomed and began to recover with support from monetary easing, measures to stimulate consumption, and infrastructure-related investment. The key challenge for China amid an anticipated tightening in labor supply-demand is whether it can make the transition from investment-led to consumption-led economic growth while at the same time reining in inflation.

Executive Summary

Looking back at the global economy during the fiscal year ended March 31, 2013, there was economic slowdown in emerging nations as well as in the leading industrialized nations through the middle of 2012 mainly due to uncertainty over the outcome of the European sovereign debt crisis. The global economy subsequently showed trends of modest recovery over the end of 2012 due to factors such as monetary easing action by major industrialized countries and structural reform efforts by the ECB aimed at maintaining the value of the Euro. Amid this situation, the trend of shifting of funds into risk assets such as stocks was accelerated on a global basis. Meanwhile, economic activity in Japan was weak until the end of 2012 due to factors such as stagnation in exports, but the change in government was followed by correction of the high yen and a rise in stock prices due to positive expectations regarding fiscal and monetary policy aimed at pulling out of deflation, and the business sentiment improved.

The TOPIX began the fiscal year at 856.05 points. The index remained low during the first half of the current fiscal year, including a fall to 695.51 points in June, a low not seen since December 1983. However, a reversal occurred in November and the index recovered to 1,034.71 points at the end of March, 2013. The US dollar-yen exchange rate saw substantial correction of the high yen, moving from the 77 yen range at the beginning of the current fiscal year to 94 yen range by the end of the March, 2013. With respect to financial regulations, Basel III (new capital requirement regulations for financial institutions) and other widespread reforms aimed at supervision of financial institutions have been implemented in a phased manner in Japan and overseas. We need to continue to follow these changes closely.

Amid this environment and under the basic philosophy of “placing our clients at heart of everything we do,” we strove to accommodate ever-changing needs, diversify our products and services and make proposals with higher added value. The Retail Division promoted investment consultation, while the Asset Management Division worked to increase assets under management on a global basis and enhance investment performance. In the Wholesale Division, we implemented a “narrow and deep” strategy focused on business areas where we can deliver added value to our clients and enhanced cooperation among regions and business units, thereby we have accommodated to the diversified needs of our clients.

Furthermore, following the cost reduction efforts made during the previous fiscal year, we continued to steadily take steps aimed for an additional cost reduction of $1.0 billion during the current fiscal year to ensure stable profits in a continuous manner regardless of fluctuation in the market environment. Also, with the aim of the optimal allocation of management resources, shares of Nomura Real Estate Holdings, Inc. were sold in March of this year to convert it from a consolidated subsidiary of the Company to an affiliate accounted for by the equity method. Meanwhile, we have also made steady investments including those on systems for the purpose of operational streamlining, aiming at reorganizing business platforms. As a result, we earned ¥1,813.6 billion for the fiscal year ended March 31, 2013, a 18% increase from the previous fiscal year. Non-interest expenses increased 9% versus the previous fiscal year to ¥1,575.9 billion, income before income taxes was ¥237.7 billion, and net income attributable to the shareholders of NHI was ¥107.2 billion. Consequently, ROE for the full fiscal year was 4.9%.

In Retail, net revenue for the year ended March 31, 2013 increased by 14% from the previous year to ¥397.9 billion, due primarily to increasing commissions from the distribution of investment trusts and brokerage commissions. Non-interest expenses increased by 4% to ¥297.3 billion. As a result, income before income taxes increased by 59% to ¥100.6 billion. In order to accurately respond to the investment needs of each client, we continue with sales activities focused on providing client consultation services and investment proposals based on the same. As a result of such efforts, our monthly total sales reached a level exceeding ¥1.0 trillion. Furthermore, total retail client assets increased to ¥83.8 trillion from ¥72.0 trillion at the end of the previous fiscal year. The number of client accounts increased by 40,000 to end the fiscal year at 5.0 million accounts, indicating steady growth in the business base.

In Asset Management, net revenue for the year ended March 31, 2013 increased by 5% from the previous year to ¥68.9 billion, primarily due to an increase in assets under management. Non-interest expenses increased by 6% to ¥47.8 billion. As a result, income before income taxes increased by 3% to ¥21.2 billion. In the investment trust business, there was an inflow into funds representing a wide range of investment assets, including Japanese equities and overseas bonds, through products that meet client needs, such as funds aimed at maintaining low and medium risk levels and funds that match the investment environment. In the investment advisory business, there was an increase in mandates from overseas clients, mainly financial institutions in Europe and government agencies in Asia. As a result, assets under management as of March 31, 2013 increased by ¥3.3 trillion to ¥27.9 trillion from the end of the previous fiscal year.

In Wholesale, net revenue for the year ended March 31, 2013 increased by 16% from the previous year to ¥644.9 billion. The environment was continuously challenging in the first half of the fiscal year, characterized by resurgent concerns over economic and financial markets in Europe, and revenue remained low. In the second half of the fiscal year, we posted gains from the sale of an investment to a private equity fund in the third quarter. Also, Japanese market conditions took a favorable turn due to anticipation of economic recovery spurred by the change in government and driven by revenue in Japan in the fourth quarter, net revenue for the fiscal year increased from the previous year. The additional cost reduction of $1.0 billion announced in September 2012 is progressing on schedule and non-interest expenses decreased by 3% to ¥573.2 billion. As a result, income before income taxes totaled ¥71.7 billion.

Results of Operations

Overview

The following table provides selected consolidated statements of income information for the years indicated.

	Millions of yen, except percentages
	Year ended March 31
	2011	2012	2013
Non-interest revenues:
Commissions	¥405,463	¥347,135	¥359,069
Fees from investment banking	107,005	59,638	62,353
Asset management and portfolio service fees	143,939	144,251	141,029
Net gain on trading	336,503	272,557	367,979
Gain on private equity investments	19,292	25,098	8,053
Gain (loss) on investments in equity securities	(16,677)	4,005	38,686
Other	43,864	563,186	708,767

Total Non-interest revenues	1,039,389	1,415,870	1,685,936
Net interest revenue	91,309	119,989	127,695

Net revenue	1,130,698	1,535,859	1,813,631
Non-interest expenses	1,037,443	1,450,902	1,575,901

Income before income taxes	93,255	84,957	237,730
Income tax expense	61,330	58,903	132,039

Net income	¥31,925	¥26,054	¥105,691
Less: Net income attributable to noncontrolling interests	3,264	14,471	(1,543)

Net income attributable to NHI shareholders	¥28,661	¥11,583	¥107,234

Return on equity	1.4%	0.6%	4.9%

Net revenue increased by 18% from ¥1,535,859 million for the year ended March 31, 2012 to ¥1,813,631 million for the year ended March 31, 2013. Commissions increased by 3%, due primarily to an increase in commissions from the distribution of investment trust certificates. Fees from investment banking increased by 5%, due primarily to an increase in commissions received from equity and equity related products.

Asset management and portfolio service fees decreased by 2%. Net gain on trading increased by 35% to ¥367,979 million for the year ended March 31, 2013, primarily driven by the revenue from Fixed Income trading. Net gain on trading also included total losses of ¥57.8 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities and financial liabilities for which the fair value option has been elected. This net loss was due primarily to the tightening of Nomura’s credit spreads during the period. Gain on private equity investments decreased by 68% due primarily to the realized gains on equity securities of certain investee companies for the year ended March 31, 2012. Other was ¥708,767 million for the year ended March 31, 2013, including ¥663,466 million of revenue from of Nomura Land and Building Co., Ltd (“NLB”) and its related subsidiaries. This contained ¥336,858 million of revenues from real estate sales generated by Nomura Real Estate Holdings Inc. (“NREH”) which was a subsidiary of NLB. The revenues were recognized when sales have closed, the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the real estate and Nomura doesn’t have a substantial continuing involvement in the real estate. Also, ¥50,139 million of revenues were from Nomura’s sale of a portion of its holding shares of NREH in March 2013. This included ¥38,468 million of the unrealized gain from Nomura’s remaining shares. With this sale, Nomura no longer maintains controlling financial interest and NREH has changed from a consolidated subsidiary to an affiliate accounted for by the equity method.

Net revenue increased by 36% from ¥1,130,698 million for the year ended March 31, 2011 to ¥1,535,859 million for the year ended March 31, 2012. Commissions decreased by 14%, due primarily to a decrease in commissions from the distribution of investment trusts, reflecting the turmoil in the global financial markets which was mainly caused by the European sovereign debt crisis. Fees from investment banking decreased by 44%, due primarily to a decrease in transaction volume in equity finance for Japanese companies. Net gain on trading was ¥272,557 million for the year ended March 31, 2012, due primarily to downturn in financial markets mainly caused by the European sovereign debt crisis. Net gain on trading also included total gains of ¥28.8 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities and financial liabilities for which the fair value option has been elected. This net gain was due primarily to the widening of Nomura’s credit spreads during the period. Gain on private equity investments was ¥25,098 million for the year ended March 31, 2012 due primarily to realized gains on equity securities of certain investee companies. Other was ¥563,186 million for the year ended March 31, 2012, including ¥510,556 million relating to the conversion of NLB into a subsidiary of Nomura Holdings, Inc. Of this amount, ¥24,299 million was recognized at the time of the acquisition and is therefore expected to be non-recurring in nature and the remaining ¥486,257 million relates to operating revenues of NLB which were consolidated into Nomura’s group revenue from acquisition date. This included ¥251,377 million of revenues from real estate sales generated by NREH.

Net interest revenue was ¥91,309 million for the year ended March 31, 2011, ¥119,989 million for the year ended March 31, 2012 and ¥127,695 million for the year ended March 31, 2013. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. For the year ended March 31, 2013, interest revenue decreased by 10% due mainly to a decrease of dividends and interest income on reverse repo transactions in our Europe region and interest expense decreased by 16% due primarily to a decrease in interest expense on repo transactions and loans. As a result, net interest revenue for the year ended March 31, 2013 increased by ¥7,706 million from the year ended March 31, 2012. For the year ended March 31, 2012, interest revenue increased by 26% due mainly to an increase in securitized product trading in our Americas region and interest expense increased by 24% due primarily to an increase in interest expense on securities lending transactions. As a result, net interest revenue for the year ended March 31, 2012 increased by ¥28,680 million from the year ended March 31, 2011.

In our consolidated statements of income, we include gains and losses on investments in equity securities within revenue. We recognized gains and losses on such investments in the amount of losses of ¥16,677 million for the year ended March 31, 2011, gains of ¥4,005 million for the year ended March 31, 2012 and ¥38,686 million for the year ended March 31, 2013. This line item includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes. These investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships.

Non-interest expenses increased by 9% from ¥1,450,902 million for the year ended March 31, 2012 to ¥1,575,901 million for the year ended March 31, 2013. The increase in non-interest expenses was caused by an increase in other expenses by 24% from ¥496,227 million for the year ended March 31, 2012 to ¥616,463 million for the year ended March 31, 2013 due primarily to the impact of consolidating NLB for a full fiscal year. For the year ended March 31, 2013, other expenses include ¥481,641 million related to NLB and its subsidiaries, of which ¥306,570 million represented cost of real estate sales incurred in generating real estate revenues by NREH, a subsidiary of NLB.

Non-interest expenses increased by 40% from ¥1,037,443 million for the year ended March 31, 2011 to ¥1,450,902 million for the year ended March 31, 2012. The increase in non-interest expenses was caused by an increase in other expenses by 296% from ¥125,448 million for the year ended March 31, 2011 to ¥496,227 million for the year ended March 31, 2012, including ¥382,044 million relating to the conversion of NLB into a subsidiary of Nomura Holdings, Inc. This amount relates to operating expense of NLB which were consolidated into Nomura’s group expense from acquisition date. Also, of this amount, ¥226,450 million represented cost of real estate sales incurred in generating real estate revenues by NREH, a subsidiary of NLB.

Income before income taxes was ¥93,255 million for the year ended March 31, 2011, ¥84,957 million for the year ended March 31, 2012 and ¥237,730 million for the year ended March 31, 2013.

We are subject to a number of different taxes in Japan and have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system only imposes a national tax. Since April 1, 2004, our domestic statutory tax rate has been approximately 41%. However, as a result of the revisions of domestic tax laws, the domestic statutory tax rates are 38% between April 1, 2012 and March 31, 2015 and 36% thereafter. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2013 was ¥132,039 million, representing an effective tax rate of 55.5%. The significant factors causing the difference between the effective tax rate of 55.5% and the effective statutory tax rate of 38% were non-deductible expenses which increased the effective tax rate by 12.8% and the effect of the tax positions to foreign subsidiaries which increased the effective tax rate by 10.0%. The significant factor reducing the effective tax rate was non-taxable revenue which decreased the effective tax rate by 9.3%.

Income tax expense for the year ended March 31, 2012 was ¥58,903 million, representing an effective tax rate of 69.3%. The significant factors causing the difference between the effective tax rate of 69.3% and the statutory tax rate of 41% were changes in domestic tax laws which increased the effective tax rate by 45.7%, non-deductible expenses which increased the effective tax rate by 23.3% and the effect of the tax positions to foreign subsidiaries which increased the effective tax rate by 14.1%. The significant factors reducing the effective tax rate were non-taxable revenue which decreased the effective tax rate by 29.7% and change in valuation allowance which decreased the effective tax rate by 22.5%.

Income tax expense for the year ended March 31, 2011 was ¥61,330 million, representing an effective tax rate of 65.8%. The significant factors causing the difference between the effective tax rate of 65.8% and the statutory tax rate of 41% were the effect of the tax positions to foreign subsidiaries which increased the effective tax rate by 10.8%, taxable items to be added to financial profit and non-deductible expenses which increased the effective tax rate by 5.3% and 16.6%, respectively. The significant factor reducing the effective tax rate was non-taxable revenue which decreased the effective tax rate by 8.4%.

Net income attributable to NHI shareholders for the year ended March 31, 2011, 2012 and 2013 was ¥28,661 million, ¥11,583 million and ¥107,234 million, respectively. Our return on equity for the year ended March 31, 2011, 2012 and 2013 was 1.4%, 0.6% and 4.9%, respectively.

Results by Business Segment

Our operating management and management reporting are prepared based on our Retail, Asset Management and Wholesale Divisions and we disclose business segment information in accordance with this structure. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as a reconciling items outside of our segment information. The following segment information should be read in conjunction with Item 5 “Financial Information” of this annual report and Note 23 “Segment and geographic information” in our consolidated financial statements. The reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 23 “Segment and geographic information” in our consolidated financial statements.

Retail

In Retail, we continue sales activities focused on providing client consultation services and investment proposals and receive commissions and fees from our sales activities. Additionally, we receive operational fees from asset management companies in connection with administration services of investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

Operating Results of Retail

	Millions of yen
	Year ended March 31
	2011	2012	2013
Non-interest revenues	¥389,404	¥347,385	¥394,294
Net interest revenue	3,029	2,873	3,631

Net revenue	392,433	350,258	397,925
Non-interest expenses	291,245	287,128	297,297

Income before income taxes	¥101,188	¥63,130	¥100,628

Net revenue for the year ended March 31, 2013 was ¥397,925 million, increasing 14% from ¥350,258 million for the year ended March 31, 2012, due primarily to increasing commissions from the distribution of investment trusts and brokerage commissions.

Net revenue for the year ended March 31, 2012 was ¥350,258 million, decreasing 11% from ¥392,433 million for the year ended March 31, 2011, due primarily to decreasing commissions from the distribution of investment trusts and brokerage commissions.

Non-interest expenses for the year ended March 31, 2013 were ¥297,297 million, increasing 4% from ¥287,128 million for the year ended March 31, 2012 due to primarily to a increase in compensation and benefits and information technology expenses.

Non-interest expenses for the year ended March 31, 2012 were ¥287,128 million, decreasing 1% from ¥291,245 million for the year ended March 31, 2011 due to primarily to a decrease in compensation and benefits.

Income before income taxes was ¥101,188 million for the year ended March 31, 2011, ¥63,130 million for the year ended March 31, 2012, and ¥100,628 million for the year ended March 31, 2013.

The graph below shows the revenue generated by instrument in terms of Retail non-interest revenues for the years ended March 31, 2011, 2012, and 2013.

As shown above, revenue from Equities increased from 15% for the year ended March 31, 2012 to 20% for the year ended March 31, 2013. Revenue from Investment trusts and Asset Management decreased from 57% for the year ended March 31, 2012 to 54% for the year ended March 31, 2013. Revenue from Bonds decreased from 26% for the year ended March 31, 2012 to 24% for the year ended March 31, 2013. Revenue from Insurance was 2% for the year ended March 31, 2013.

Retail Client Assets

The following graph shows amounts and details regarding the composition of retail client assets at March 31, 2011, 2012, and 2013. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

Retail Client Assets

Retail client assets increased from ¥72.0 trillion as of March 31, 2012 to ¥83.8 trillion as of March 31, 2013, primarily due to an increase in the balances of our clients’ equity and equity related products by 9.5 trillion from 37.2 trillion as of March 31, 2012 to 46.7 trillion as of March 13, 2013 and contribution of other products. The balance in our clients’ investment trusts increased by 15% from ¥13.5 trillion as of March 31, 2012 to ¥15.5 trillion as of March 31, 2013, reflecting net cash inflows by clients of ¥1.0 trillion and market appreciation of ¥1.0 trillion.

Retail client assets increased from ¥70.6 trillion as of March 31, 2011 to ¥72.0 trillion as of March 31, 2012, due to balanced business growth, centered on equities, bonds, investment trusts and insurance products. The balance of our clients’ investment trusts decreased by 3% from ¥13.9 trillion as of March 31, 2011 to ¥13.5 trillion as of March 31, 2012, reflecting net cash inflows by clients of ¥0.7 trillion and market depreciation of ¥1.1 trillion.

Asset Management

Our Asset Management segment is conducted principally through NAM. We earn portfolio management fees through the development and management of investment trusts, which are distributed by NSC, other brokers, banks, Japan Post Bank Co., Ltd. and Japan Post Network Co., Ltd. We also provide investment advisory services for pension funds and other institutional clients. Net revenues generally consist of asset management and portfolio service fees that are attributable to Asset Management.

Operating Results of Asset Management

	Millions of yen
	Year ended March 31
	2011(1)	2012	2013
Non-interest revenues	¥62,670	¥63,022	¥66,489
Net interest revenue	3,865	2,778	2,448

Net revenue	66,535	65,800	68,937
Non-interest expenses	46,513	45,281	47,768

Income before income taxes	¥20,022	¥20,519	¥21,169

(1)	In April 2011, Nomura Bank (Luxembourg) S.A. in the Asset Management segment was integrated into “Other”. Following with this integration, certain prior period amounts have been reclassified to conform to the current period presentation.

Net revenue increased by 5% from ¥65,800 million for the year ended March 31, 2012 to ¥68,937 million for the year ended March 31, 2013, primarily due to an increase in assets under management.

Net revenue decreased by 1% from ¥66,535 million for the year ended March 31, 2011 to ¥65,800 million for the year ended March 31, 2012, due to a decrease in assets under management driven by the impact of weakened market conditions.

Non-interest expenses increased by 5% from ¥45,281 million for the year ended March 31, 2012 to ¥47,768 million for the year ended March 31, 2013, primarily due to one-off expenses related to revaluation of certain of our assets.

Non-interest expenses decreased by 3% from ¥46,513 million for the year ended March 31, 2011 to ¥45,281 million for the year ended March 31, 2012.

Income before income taxes was ¥20,022 million for the year ended March 31, 2011, ¥20,519 million for the year ended March 31, 2012 and ¥21,169 million for the year ended March 31, 2013.

The following table sets forth assets under management of each principal Nomura entity within Asset Management as of the dates indicated.

	Billions of yen
	March 31
	2011	2012	2013
Nomura Asset Management Co., Ltd(1).	¥27,328	¥26,994	¥30,685
Nomura Funds Research and Technologies Co., Ltd(1).	3,020	2,810	2,920
Nomura Corporate Research and Asset Management Inc.	1,841	1,504	1,821
Nomura Private Equity Capital Co., Ltd.	538	579	664

Combined total	¥32,727	¥31,887	¥36,090
Shared across group companies	(8,014)	(7,324)	(8,190)

Total	¥24,713	¥24,563	¥27,900

(1)	Certain prior period balances have been reclassified following the acquisition of Nomura Asset Management Deutschland KAG mbH by Nomura Asset Management Co., Ltd in April 2012 and Nomura Funds Research and Technologies America by Nomura Funds Research and Technologies Co., Ltd in January 2013.

Assets under management were ¥27.9 trillion as of March 31, 2013, a ¥3.2 trillion increase from March 31, 2011 and a ¥3.3 trillion increase from March 31, 2012.

In our investment trust business, there was an inflow into funds representing a wide range of investment assets including Japanese equities and overseas bonds. In our investment advisory business, there was an increase in mandates from overseas clients. As a result, investment trust assets included in assets under management by NAM were ¥17.9 trillion as of March 31, 2013, up ¥2.6 trillion, or 17%, from the previous year due to the impact of the rallied market conditions and inflows, reflecting net cash inflows by clients of ¥1.1 trillion and market appreciation of ¥1.5 trillion. The balance of investment trusts such as Nomura High Dividend Infrastructure Equity Premium (Currency Select Course), Nomura US High Yield Bond Fund (Currency Select Course), Nomura Global REIT Premium (Currency Select Course) and Nomura Japan High Dividend Stock Premium (Currency Select Course) increased. Investment trust assets included in assets under management by NAM were ¥15.3 trillion as of March 31, 2012, down ¥0.7 trillion, or 4%, from the previous year due to the impact of weakened market conditions, reflecting net cash inflows by clients of ¥0.2 trillion and market depreciation of ¥0.9 trillion.

The following table shows NAM’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated.

	March 31
	2011	2012	2013
Total of publicly offered investment trusts	22%	22%	22%
Stock investment trusts	17%	17%	18%
Bond investment trusts	43%	44%	43%

Wholesale

The operating results of Wholesale comprise the combined results of our Global Markets and Investment Banking businesses.

We reorganized Global Markets in December 2012, integrating Fixed Income and Equities with the aim of enhancing cooperation between these two businesses, so that the new organization would have the flexibility respond to recent changes in market environments and facilitate our offering of services and products rooted in client needs.

Operating Results of Wholesale

	Millions of yen
	Year ended March 31
	2011(1)	2012(1)	2013
Non-interest revenues	¥532,527	¥428,738	¥491,773
Net interest revenue	93,607	126,311	153,083

Net revenue	626,134	555,049	644,856
Non-interest expenses	622,000	592,701	573,199

Income (loss) before income taxes	¥4,134	¥(37,652)	¥71,657

(1)	In accordance with the realignment in April 2012, certain prior period amounts of Wholesale and Other have been reclassified to conform to the current period presentation.

Net revenue increased by 16% from ¥555,049 million for the year ended March 31, 2012 to ¥644,856 million for the year ended March 31, 2013, primarily driven by the stronger revenue in Fixed Income throughout the year due to robust domestic revenues and the expansion of overseas franchises and the recovery of Equities due to market comeback in the second half of this fiscal year, when equity markets saw increased activity, partially offset by the decline of revenue in Investment Banking.

Net revenue decreased by 11% from ¥626,134 million for the year ended March 31, 2011 to ¥555,049 million for the year ended March 31, 2012, due primarily to the volatile economical and financial market conditions in Europe. Specifically, these conditions contributed to low client activity, which among other factors caused a decrease in revenues in Equities, and lower equity capital markets and M&A activity, which negatively impacted revenues in Investment Banking.

Non-interest expenses decreased by 3% from ¥592,701 million for the year ended March 31, 2012 to ¥573,199 million for the year ended March 31, 2013 primarily due to the additional cost reduction program started in the second quarter for the year ended March 31, 2013 which is progressing on schedule.

Non-interest expenses decreased by 5% from ¥622,000 million for the year ended March 31, 2011 to ¥592,701 million for the year ended March 31, 2012 as a result of the initial cost reduction program started in the third quarter of the year ended March 31, 2012.

Income before income taxes was ¥4,134 million for the year ended March 31, 2011, loss before income taxes was ¥37,652 million for the year ended March 31, 2012 and income before income taxes was ¥71,657 million for the year ended March 31, 2013.

Global Markets

We have a proven track record in sales and trading of bonds, stocks, and foreign exchange, as well as derivatives based on these financial instruments, mainly to domestic and overseas institutional investors. In response to the increasingly diverse and complex needs of our clients, we are building up our trading and product origination capabilities to offer superior products not only to domestic and overseas institutional investors but also to Retail and Asset Management. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-added solutions for our clients. These ties enable us to identify the types of products of interest to investors and then to develop and deliver products that meet their needs. We continue to develop extensive ties with institutional investors in Japan and international markets; wealthy and affluent investors, public-sector agencies, and regional financial institutions in Japan; and government agencies, financial institutions, and corporations around the world.

	Millions of yen
	Year ended March 31
	2011(1)	2012(1)	2013
Net revenue	¥508,066	¥455,756	¥560,429
Non-interest expenses	493,291	470,360	459,715

Income (loss) before income taxes	¥14,775	¥(14,604)	¥100,714

(1)	Certain prior period amounts have been reclassified to conform to the current period presentation.

Net revenue increased from ¥455,756 million for the year ended March 31, 2012 to ¥560,429 million for the year ended March 31, 2013. In Fixed Income, net revenue increased from ¥274.5 billion for the year ended March 31, 2012 to ¥378.7 billion for the year ended March 31, 2013. In the fluctuating market conditions throughout the year, stable client flow and high research capability drove revenue growth backed by appropriate risk management. As a result, we recorded significant revenue growth across products, especially, Rates and Securitized Products, and across regions. In Equities, net revenue increased from ¥181.2 billion for the year ended March 31, 2012 to ¥181.7 billion for the year ended March 31, 2013. The first half of the fiscal year saw low earnings from client flow due to low sales volume in the markets. In the second half of the fiscal year, equity markets turned up starting from the late in 2012, due in part to the change in government in Japan and the effect of monetary policies by the BOJ, resulting in greatly increased earnings from our equity business in Japan.

Net revenue decreased from ¥508,066 million for the year ended March 31, 2011 to ¥455,756 million for the year ended March 31, 2012. In Fixed Income, net revenue decreased from ¥281.3 billion for the year ended March 31, 2011 to ¥274.5 billion for the year ended March 31, 2012. In Equities, net revenue decreased from ¥226.8 billion for the year ended March 31, 2011 to ¥181.2 billion for the year ended March 31, 2012. We experienced a challenging fiscal year as exchange volumes decreased and client activity remained low for much of the year. Execution services performed in-line with declining market volume, while derivatives was challenged in some products, but showed resilience with innovative products in Japan along with tailored solutions for industrial corporations globally.

Non-interest expenses decreased by 2% from ¥470,360 million for the year ended March 31, 2012 to ¥459,715 million for the year ended March 31, 2013, primarily driven by the additional cost reduction program started in the second quarter for the year ended March 31, 2013.

Non-interest expenses decreased by 5% from ¥493,291 million for the year ended March 31, 2011 to ¥470,360 million for the year ended March 31, 2012, primarily due to cost savings initiated by the cost reduction program which started in the third quarter for the year ended March 31, 2012.

Income before income taxes was ¥14,775 million for the year ended March 31, 2011, loss before income taxes was ¥14,604 million for the year ended March 31, 2012 and ¥100,714 million for the year ended March 31, 2013.

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities, to a diverse range of corporations, financial institutions, sovereigns, investment funds and other entities. We underwrite offerings of debt, equity and other financial instruments in Asia, Europe, U.S. and other major financial markets. We have been enhancing our M&A and financial advisory expertise to secure more high-profile deals both across and within regions. We develop and forge solid relationships with these clients on a long-term basis by providing extensive resources in a seamless fashion to facilitate bespoke solutions.

	Millions of yen
	Year ended March 31
	2011(1)	2012(1)	2013
Investment Banking (Gross)	¥185,011	¥141,678	¥143,001
Allocation to Other divisions	(82,114)	(66,284)	(70,990)

Investment Banking (Net)	102,897	75,394	72,011
Other	15,171	23,899	12,416

Net revenue	118,068	99,293	84,427
Non-interest expenses	128,709	122,341	113,484

Loss before income taxes	¥(10,641)	¥(23,048)	¥(29,057)

(1)	Certain prior period amounts have been reclassified to conform to the current period presentation.

Net revenue decreased from ¥99,293 million for the year ended March 31, 2012 to ¥84,427 million for the year ended March 31, 2013. Investment banking (net) revenue decreased from ¥75,394 million for the year ended March 31, 2012 to ¥72,011 million for the year ended March 31, 2013, year due to globally sluggish equity capital markets and M&A activity, especially in the first half of the fiscal year. Other revenue decreased from ¥23,899 million for the year ended March 31, 2012 to ¥12,416 million for the year ended March 31, 2013, primarily due to realized gains on equity securities of certain investee companies recognized during the year ended March, 2012. For the year ended March 31, 2013, realized gains from investments in Japan were ¥0.4 billion and unrealized losses from investments in Japan were ¥10.7 billion. Realized gains from the Terra Firma Investments were ¥18.2 billion and unrealized losses from Terra Firma Investments were ¥0.6 billion. Realized gains were primarily due to the gains on sale of Annington. Unrealized losses equated primarily to the additional losses booked against investments in the leisure and utilities sectors.

Net revenue decreased from ¥118,068 million for the year ended March 31, 2011 to ¥99,293 million for the year ended March 31, 2012. Investment banking (net) revenue decreased from ¥102,897 million for the year ended March 31, 2011 to ¥75,394 million for the year ended March 31, 2012, as the business environment proved challenging, especially in equity capital markets and M&A. Other revenue increased from ¥15,171 million for the year ended March 31, 2011 to ¥23,899 million for the year ended March 31, 2012. For the year ended March 31, 2012, realized gains from investments in Japan were ¥33.7 billion and unrealized losses from investments in Japan were ¥12.3 billion. Realized gains from the Terra Firma Investments were ¥0.5 billion and unrealized gains from Terra Firma Investments were ¥4.8 billion. Realized and unrealized gains arose primarily on residential real estate and utilities sectors while unrealized losses are related to investments in the leisure and services sectors. For the year ended March 31, 2011, realized gains from investments in Japan were ¥11.1 billion. Realized losses from the Terra Firma Investments were ¥3.4 billion and unrealized gains from the Terra Firma Investments were ¥14.6 billion. Realized and unrealized gains arose primarily on investments in the residential real estate, leisure and utilities sectors while realized losses are related to the exit of a media business.

Non-interest expenses decreased by 7% from ¥122,341 million for the year ended March 31, 2012 to ¥113,484 million for the year ended March 31, 2013, primarily due to cost savings from the additional cost reduction program started in the third quarter for the year ended March 31, 2013.

Non-interest expenses decreased by 5% from ¥128,709 million for the year ended March 31, 2011 to ¥122,341 million for the year ended March 31, 2012, primarily due to the initial cost reduction program started in the third quarter for the year ended March 31, 2012.

Loss before income taxes was ¥10,641 million for the year ended March 31, 2011, ¥23,048 million for the year ended March 31, 2012 and ¥29,057 million for the year ended March 31, 2013.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 23 “Segment and geographic information” to our consolidated financial statements. In accordance with the realignment in April 2012, certain prior period amounts of wholesale and other have been reclassified to conform with the current year presentation.

Loss before income taxes in other operating results was ¥15,193 million for the year ended March 31, 2011, income before income taxes in other operating result was ¥35,153 million for the year ended March 31, 2012 and ¥6,591 million for the year ended March 31, 2013, respectively.

Other operating results for the year ended March 31, 2013 include losses from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness of ¥30.7 billion, the negative impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥29.1 billion and gains from changes in counterparty credit spreads of ¥10.0 billion.

Other operating results for the year ended March 31, 2012 include gains from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness of ¥16.7 billion, the negative impact of our own creditworthiness on derivative liabilities which resulted in gains of ¥10.4 billion and losses from changes in counterparty credit spreads of ¥16.1 billion.

Summary of Regional Contribution

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 23 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Cash flows

Please refer to Item 2. Operating and Financial Review, 6. Operating, Financial and Cash Flow Analyses, (5) Liquidity and Capital Resources.

Trading Activities

Assets and liabilities for trading purposes

For disclosures relating to the assets and liabilities for trading purposes, please refer to Item 5. Financial Information, 1. Consolidated Financial Statements and Other, Note 2, “Fair value measurements” as well as Note 3, “Derivative instruments and hedging activities”.

Risk management of trading activity

Nomura adopts Value at Risk (“VaR”) for measurement of market risk arising from trading activity.

1)	Assumption on VaR

•	Confidence level: 99%

•	Holding period: One day

•	Consideration of price movement among the products

2)	Records of VaR

	Billions of yen
	March 31, 2012	March 31, 2013
Equity	1.4	1.3
Interest rate	6.5	5.0
Foreign exchange	2.5	1.9
Subtotal	10.4	8.2
Diversification benefit	(3.2)	(3.1)

VaR	7.2	5.1

	Billions of yen
	Year ended March 31, 2013
	Maximum	Minimum	Average
VaR	8.7	4.3	6.1

2. Current Challenges.

The management objective of the Nomura Group is to increase its corporate value through trust gained from society and by increasing satisfaction among shareholders, clients and other stakeholders. In order to respond flexibly to various changes in the environment and achieve stable profit growth to increase corporate value, we also emphasize earnings per share (EPS) as a management target and strive to continuously improve the same.

In order to achieve our management objective, we are placing top priority on ensuring that profits are recorded by all business segments in all regions.

Specifically, as part of these efforts, we have steadily implemented measures to reduce costs by a total of 1 billion dollars through “narrowing and deepening” our businesses especially in various overseas locations. In addition, we have also striven to exert the comprehensive strength of our Group and enhance cross-regional and cross-business cooperation by accurately meeting client needs.

Basel III (new capital requirement regulations for financial institutions) has been applied in Japan starting from the end of March of this year, ahead of the U.S. and Europe, and the Company is now subject to these regulations. Regulations for financial institutions are starting to be implemented globally, as evidenced by new rules for derivatives and other financial transactions put in place in various countries.

Furthermore, fundamental institutional revisions known as bank reform are scheduled in the West, and financial transactions tax has been introduced in part of European countries and debates are ongoing about integrating the bank supervision system. These regulatory tightening actions affect the trading markets of equities, bonds and derivative products as well as the conditions of competition among financial institutions. Therefore, the Company will take the necessary measures in carefully responding to these changes.

Challenges and strategies in each division are as follows:

•	Retail Division

The business policy in the Retail Division is focused on client consultation services and investment proposals that are aligned with the life stage of clients to meet the individual needs of each client. We also offer various services at our business offices as well as through Nomura Net & Call, our integrated service via the internet and call centers to accommodate diverse lifestyles of clients.

In order to accurately meet client investment needs, we will provide quality products and services including those based on tax exemption for small investments in listed shares and investment trusts (so-called “Japanese ISA” or “NISA” as its nickname) scheduled to start in 2014.

•	Asset Management Division

In our investment trust business, we will provide individual clients with a diverse range of investment opportunities to meet investors’ various demands. In our investment advisory business, we will provide value-added investment services to our institutional clients on a global basis. We intend to increase assets under management and expand our client base for these two core businesses. As a distinctive investment manager based in Asia with the ability to provide a broad range of products and services, we aim to gain the trust of investors worldwide by making continuous efforts to improve investment performance.

•	Wholesale Division

For the Wholesale Division, cross-business and cross-regional cooperation are increasingly important while at the same time strengthening our expertise in each business area is also required in order to accommodate client needs.

As part of the initiatives taken for each business areas, Global Markets has focused on delivering high value-added products and solutions to our clients by leveraging our sophisticated trading expertise, intellectual capital in research and our global distribution capabilities. In Investment Banking, we will continue our efforts in building a global structure not only to implement cross-border M&A and financing both in domestic and overseas markets but also to provide solution business services associated with the said M&A and financing, while the globalization of the business activities of our clients develops.

In addition, as part of the initiatives aimed at cross-business and cross-regional cooperation, we have identified Asia as a strategic region based on expectations of its medium- to long-term economic growth, and we will further enhance our efforts in that region there. We aim to enhance our presence as a global financial services group by enhancing regional integration between Japan and the rest of Asia and enhancing the coordination of business between Asia and Europe, the Americas and the rest of the world. In implementing the initiatives outlined above, while also helping to strengthen the global financial and capital markets, we aim to bring together the collective strengths of our domestic and international operations to realize our management objectives and to maximize corporate value by enhancing profitability across our businesses in group.

Risk Management, Compliance and Other Matters

Amid the expansion of global business, we must continue to enhance our risk management system and increase its efficiency in order to ensure financial soundness and enhanced corporate value. We will continue to develop a system where senior management directly engage in a proactive risk management approach for precise decision making.

As our business becomes increasingly international and diverse, we recognize the growing importance of compliance. We will continue to focus on improving the management structure to comply with local laws and regulations in the countries that we operate.

In addition, we will continuously review and improve our existing overall compliance system and rules with initiatives towards promoting an environment of high ethical standards among all of our executive management and employees. In this way, we will meet the expectations of society and clients toward the Nomura Group and contribute to the further development of the financial and capital markets.

In August 2012, Japan’s Financial Services Agency issued a business improvement order to our subsidiary, Nomura Securities Co., Ltd., regarding the management of corporate-related information for public stock offerings.

With regard to this matter, Nomura Securities Co., Ltd. submitted a business improvement report to Japan’s Financial Services Agency on August 8, 2012 and the report was accepted. On June 29, 2012, prior to the issuance of the above mentioned business improvement order, Nomura Securities Co., Ltd. announced improvement measures regarding the method of communication for corporate-related information and systems of information control system. All measures were implemented by the end of December 2012. We will continue to conduct voluntary inspections and investigations and will further reinforce and enhance our internal controls structure to prevent recurrence and to regain the trust.

We will continue to strengthen our internal governance system. Since April 2013 of this year, we have implemented reinforcement measures to ensure the independence of our Internal Audit from execution side, so that the effectiveness of the Internal Audit will be strengthened under the business environment which is rapidly changing and highly developed risk management situations. We will further enhance and reinforce our internal control system to maintain the trust of clients, shareholders and investors.

3. Risk Factors.

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cash flows could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world

In recent years, market trends and economic conditions have been changing in Japan and around the world. The global financial crisis that originated with the collapse of Lehman Brothers Holding Inc. (“Lehman Brothers”) in 2008 which affected not only the global securities market but also the financial services industry as participants, and it also affected economic activity as a whole, especially in developed countries, including Japan. Also in 2011, financial problems in the U.S. and the worsening of financial issues in the peripheral countries of the Eurozone, including Greece adversely influenced major global financial markets.

The global economy subsequently showed trends of modest recovery from the middle of 2012 due to factors such as monetary easing policies enacted by Japan and other major industrialized countries and efforts by the European Central Bank aimed at maintaining the structure of the Euro. Our business and revenues may be affected by these changes in the Japanese and global economic environments and financial markets. However, it is uncertain whether this trend will continue, and there are continuing signs of market volatility, including fluctuations in foreign exchange rates, interest rates and equity prices in Japan and globally.

In addition, not only purely economic factors but also future wars, acts of terrorism, economic or political sanctions, pandemics, forecast of geopolitical risks and geopolitical events which have actually occurred, natural disasters or other similar events could have an effect on financial markets and economies of each country. For example, economic activity as a whole including financial transactions diminished due to the Great East Japan Earthquake in March 2011 because of the accidents at the nuclear power plants and the resulting power shortages and supply line disruptions. As a result, the Japanese economy and our business were severely affected.

If events like these occur, a market/economic downturns may be extended for long periods of time, which can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market/economic downturn, changes from market volatility or governmental fiscal and monetary policy changes in each country and region where we conduct business and other changes in the business environment may adversely affect our business, financial condition and results of operations. The following are certain risks related to the financial markets and economic conditions for our specific businesses.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues generated by our intermediary business because of a decline in the volume and value of securities that we broker for our clients. Also, with regard to our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios may increase the amount of withdrawals or reduce the amount of new investments in these portfolios, and would reduce the revenue we receive from our asset management businesses.

Our investment banking revenues may decline

Changes in financial or economic conditions would likely affect the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there are financial and market changes unfavorable to our investment banking business and our clients. For example, due in part to the slowdown in financing activities resulting primarily from the worsened and prolonged impact of the European sovereign debt crisis in 2011, our Investment Banking net revenue for the year ended March 31, 2012 and 2013 decreased by 15.9% and 15.0% from the previous years respectively.

Our electronic trading business revenues may decline

Electronic trading is essential for our business in order to execute trades faster with fewer resources. Utilizing these system allows us to provide an efficient execution platform and on-line content and tools to our clients via exchanges or other automated trading facilities. Revenue from our electronic trading, which includes trading commissions and bid-offer spreads from these services, are directly correlated with the number and size of the transactions in which we participate and would therefore decrease if there are financial or market changes that would cause our clients to trade less frequently or in a smaller size. In addition, the use of electronic trading has increased across capital markets products and has put pressure on trading commissions and bid-offer spreads in our industry due to the increased competition of our electronic trading business. Although trade volumes may increase due to the availability of electronic trading, this may not be sufficient to offset margin erosion in our execution business, leading to a potential decline in revenue generated from this business. We continue to invest in developing technologies to provide an efficient trading platform; however, we may fail to maximize returns on these investments due to this increased pressure on lowering margins.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in fixed income, equity and other markets, both for our own account and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including financial derivatives transactions in equity, interest rate, currency, credit, commodity and other markets, as well as loans and real estate. Fluctuations in the markets where these assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially significant losses. Although we have worked to mitigate these position risks with a variety of hedging techniques, these market movements could result in losses. We can incur losses if the financial system is overly stressed and the markets move in a way we have not anticipated.

Our businesses have been and may continue to be affected by changes in market volatility levels. Certain of our trading businesses such as trading and arbitrage opportunities depend on market volatility. Lower volatility may lead to a decrease in business opportunities which may affect the results of these businesses. On the other hand, higher volatility, while it can increase trading volumes and spreads, also increases risk as measured by Value-at-Risk (“VaR”) and may expose us to higher risks in connection with our market-making and proprietary businesses or cause us to reduce outstanding positions or size of these businesses in order to avoid increasing our VaR.

Furthermore, we commit capital to take relatively large positions for underwriting or warehousing assets to facilitate certain capital market transactions. Also, we structure and take positions in pilot funds for developing financial investment products and invest seed money to set up and support financial investment products. We may incur significant losses from these positions in the event of significant market fluctuations.

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to our lowered creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect on our profitability by changing the business. Assuming a one-notch and two-notch downgrade of our credit ratings on March 31, 2013, absent other changes, we estimate that the aggregate fair value of assets that will be required to post as additional collateral in connection with our derivative contracts would have been approximately ¥31.0 billion and ¥156.7 billion, respectively.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding a large amount of securities concentrated in specific assets can expose us to large losses in our businesses such as market-making, block trading, underwriting, asset securitization, acquiring newly-issued convertible bonds through third-party allotment or solution businesses matching with client’s needs. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. We generally have higher exposure to those issuers engaged in financial services businesses, including commercial banks, broker-dealers, clearing houses, exchanges and investment companies. There may also be cases where we hold relatively large amounts of securities by issuers in particular countries or regions due to the business we conduct with our clients or our counterparties. In addition, we may incur substantial losses due to market fluctuations on asset-backed securities such as residential and commercial mortgage-backed securities.

Extended market declines can reduce liquidity and lead to material losses

Extended market declines can reduce the level of market activity and the liquidity of the assets traded in the market for our business, which may make it difficult to sell, hedge or value such assets which we hold. Also, in case a market fails in pricing such assets, it will be difficult to estimate the value of the assets. If we cannot properly close out or hedge our associated positions in a timely manner or in full, particularly with respect to over-the-counter derivatives, we may incur substantial losses. Further, if the liquidity of a market significantly decreases and the market price of own position is not formed, it could lead to unanticipated losses.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of past financial crises, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Although some of our methods of managing risk are based upon observed historical behavior of market data, the movement of each data in future financial market may not be the same as which was observed in the past. As a result, we may suffer large losses through unexpected future risk exposures. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, and we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for a new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately.

Market risk may increase other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks inherent in financial products developed through financial engineering and innovation may be increased by market risk.

Also, if we incur substantial trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of market perception of our credit risk.

Furthermore, in a market downturn, our clients and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them.

We may have to recognize impairment charges with regard to the amount of goodwill, tangible and intangible assets recorded on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for certain of those and similar purchases and acquisitions in conformity with U.S. GAAP as a business combination by allocating our acquisition costs to the assets acquired and liabilities assumed and recording the remaining amount as goodwill. We also possess tangible and intangible assets besides those stated above.

We may have to recognize impairment charges, as well as profits and losses along associated with subsequent transactions, with regard to the amount of goodwill, tangible and intangible assets and if recorded, they may adversely affect our results of operations and financial condition.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to secure ample liquidity through repurchase and securities lending transactions, access to long-term debt, issuance of mid/long-term debt, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the short-term credit markets and the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

•	we incur large trading losses,

•	the level of our business activity decreases due to a market downturn, or

•	regulatory authorities take significant action against us.

In addition to the above, our ability to borrow in the debt markets could also be impaired by factors that are not specific to us, such as increases in banks’ nonperforming loans which reduce their lending capacity, a severe disruption of the financial and credit markets which, among others, can lead to widening credit spreads and thereby increase our borrowing costs, or negative views about the general prospects for the investment banking, brokerage or financial services industries generally.

We may be unable to access the short-term debt markets

We issue commercial paper and short-term debt instruments as a source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to provide refinancing when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which may adversely affect our liquidity, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. For example, on March 15, 2012, Moody’s Investors Service downgraded our senior debt rating from Baa2 to Baa3. Although the impact of this downgrade has been limited, future downgrades could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity. Further, other factors which are not specific to us may increase our funding costs, such as negative market perception of Japan’s fiscal soundness.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only significant events such as the terrorist attacks in the U.S. on September 11, 2001, U.S. subprime issues since 2007, the global financial and credit crisis in the autumn of 2008, the Great East Japan Earthquake in March 2011 and fiscal problems in the U.S. and European countries which became apparent starting the same year, but also more specifically the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant reductions in credit ratings with regard to our trading and investment assets by major rating agencies,

•	sudden changes in trading, tax, accounting, laws and other related rules which may make our trading strategy obsolete, less competitive or not workable, or

•

an unexpected failure in a corporate transaction in which we participate resulting in our not receiving the consideration we should have received, as well as bankruptcy, deliberate acts of fraud, and administrative penalty with respect to the issuers of our trading and investment assets.

We may be exposed to losses when third parties that are indebted to us do not perform their obligations

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities, and derivatives transactions such as swaps and options. We may incur material losses when our counterparties default on their obligations to us due to their filing for bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons.

Credit risk may also arise from:

•	holding securities issued by third parties, or

•

the execution of securities, futures, currency or derivative trades that fail to settle at the required time due to nondelivery by the counterparty, such as monoline insurers (financial guarantors) which are counterparties in credit default swap contracts, or systems failure by clearing agents, exchanges, clearing houses or other financial infrastructure.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the credit standing of, or a default by, certain institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. Our finance operations may be impacted if major financial institutions, Japanese or otherwise, fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific clients or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as account-rigging and fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral if sudden declines in market values reduce the value of our collateral.

Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

Country, regional and political risks are components of credit risk, as well as market risk. Political or economic pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

The financial services industry faces intense competition

Our businesses are intensely competitive, and expect to remain so. We compete on the basis of a number of factors, including transaction execution capability, our products and services, innovation, reputation and price. We have experienced intense price competition, particularly in brokerage, investment banking and other businesses.

Competition with commercial banks, commercial bank-owned securities subsidiaries and non-Japanese firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has been undergoing deregulation. In accordance with the amendments to the Securities and Exchange Law (which has been renamed as the Financial Instruments and Exchange Act (the “FIEA”) since September 30, 2007), effective from December 1, 2004, banks and certain other financial institutions became able to enter into the securities brokerage business. In addition, in accordance with the amendments to the FIEA effective from June 1, 2009, firewalls between commercial banks and securities firms were deregulated. Therefore, as our competitors will be able to cooperate more closely with their affiliated commercial banks, banks and other types of financial services firms can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Among others, securities subsidiaries of commercial banks and non-Japanese firms have been affecting our market shares in the sales and trading, investment banking and retail businesses.

Increased consolidation, business alliance and cooperation in the financial services industry mean increased competition for us

There has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks and other broad-based financial services firms have established or acquired broker-dealers or have consolidated with other financial institutions. Recently, these other securities companies and commercial banks develop their business linkage and have the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group, which may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking and other financial services revenues in an effort to gain market share. In addition, alliances regardless of the existing groups are seen. These financial groups will further enhance their synergies between commercial banks and securities companies, and eventually improve their profitability. Our market shares may decrease if these large consolidated firms expand their businesses.

Our global business strategies may not result in the anticipated outcome due to competition with other financial services firms in international markets and the failure to realize the full benefit of management resource reallocation

We believe there are significant opportunities in the international markets, but there is also significant competition associated with such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the U.S., Europe and Asia. Under such competitive environment, as a means to bolster our international operations, we acquired certain Lehman Brothers operations in Europe, the Middle East and Asia in 2008 and we have invested significant management resources to rebuild and expand our operations in these regions and the U.S. After the acquisition, however, the global economy started to slow down, and regulation/supervision has been tightening around the world. In light of this challenging business environment, we endeavor to reallocate our management resources to optimize our global operations and thereby improve our profitability. However, failure to realize the full benefits of these efforts may adversely affect our global businesses, financial condition and results of operations.

Our business is subject to substantial legal, regulatory and reputational risks

Substantial legal liability or a significant regulatory action against us could have a material financial effect on us or cause reputational harm to us, which in turn could seriously damage our business prospects and results of operations. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws in connection with securities underwriting and offering transactions, liability arising from the purchase or sale of any securities or other products, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for our transactions and legal claims concerning our other businesses.

During a prolonged market downturn or upon the occurrence of an event that adversely affects the market, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to adverse public reaction according to the particular details of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand or as laws change. These regulations are broadly designed to ensure the stability of financial systems and the integrity of the financial markets and financial institutions, and to protect clients and other third parties who deal with us, and often limit our activities, through net capital, client protection and market conduct requirements. Although we have policies in place to prevent violations of such laws and regulations, we may not always be able to prevent violations, and we could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures or be subject to revocation of our license to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

Tightening of regulations applicable to the financial system and financial industry could adversely affect our business, financial condition and operating results

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. The impact of such developments could make it uneconomic for us to continue to conduct all or certain of our businesses, or could cause us to incur significant costs to adjust to such changes.

In particular, various reforms to financial regulatory frameworks, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) in the U.S. and various proposals to strengthen financial regulation in the European Union and the United Kingdom (“U.K.”), have been put in place. The exact details of the implementation of these proposals and its impact on us will depend on the final regulations as they become ultimately adopted by various governmental agencies and oversight boards. For more information about such regulations, see “Regulation” under Item 4.B. of this annual report.

Changes in regulations applicable to accounting standards, consolidated regulatory capital adequacy rules and liquidity ratios could also have a material adverse effect on our business, financial condition, and results of operations. For example, in March 2012, Japan’s Financial Services Agency (“FSA”) published the “Partial Revision of Public Notice on Consolidated Capital Adequacy of Final Designated Parent Company” in order to respond to the Basel III measures announced by the Basel Committee on Banking Supervision (“Basel Committee”), and beginning on March 31, 2013, the amended Notice has been gradually phased in. The full implementation of such new measures may cause our capital adequacy ratio calculated pursuant to such new measures to decrease below the levels at the end of March 2013 or may require us to liquidate assets, raise additional capital or otherwise restrict our business activities in a manner that could increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders. Furthermore, the Financial Stability Board (“FSB”) and the Basel Committee have announced that they will annually update the list of global systemically important banks (“G-SIBs”) identified by financial regulators and additional regulatory capital requirements imposed on those G-SIBs. Additionally, the G20 Finance Ministers and Central Bank Governors requested the FSB and the Basel Committee to expand the G-SIB framework to domestic systemically important banks (“D-SIBs”), and in October 2012, the Basel Committee developed and published a set of principles on the assessment methodology and higher loss absorbency requirements for D-SIBs. The costs and impact on us as described above may further increase if we are identified as a G-SIB or a D-SIB in the future.

Deferred tax assets may be impacted due to a change in business condition or in laws and regulations, resulting in an adverse effect on our operating results and financial condition.

We recognize deferred tax assets on our consolidated balance sheets as a possible benefit of tax relief in the future. If we experience or foresee a deteriorating business condition, a tax reform (such as a reduction of corporate tax rate) or a change in accounting standards in the future, we may reduce the deferred tax assets then recognized in our consolidated balance sheets. As a result, it could adversely affect our operating results and financial condition.

Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

We face the risk that misconduct by an employee, director or officer, or any third party, could occur which may adversely affect our business. Misconduct by an employee, director or officer can include, for example, entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve, for example, the improper use or disclosure of our or our clients’ confidential information, such as insider trading, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us.

In July 2012, Japan’s Securities and Exchange Surveillance Commission (“SESC”) issued a recommendation to the Prime Minister of Japan and the Commissioner of the FSA to bring an administrative action against Nomura Securities Co., Ltd. (“NSC”), the Company’s subsidiary, based on the finding that NSC had failed to take necessary and appropriate measures in its business operations to prevent illegal trading with regard to the management of non-public, corporate-related information in connection with public offerings of new shares. In accordance with the SESC’s recommendation, in August 2012, the FSA issued a business improvement order to NSC. In response to the order, NSC has implemented a series of measures designed to address the issues identified and is working across its entire operations to prevent similar incidents from occurring in the future.

Although we have precautions in place to detect and prevent any such misconduct and have recently taken steps to enhance such precautions, the measures we implement may not be effective in all cases, and we may not always be able to detect or deter misconduct by an employee, director or officer. If any administrative or judicial sanction is issued against us as a result of such misconduct, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

Third parties may also engage in fraudulent activities, including devising a fraudulent scheme to induce our investment, loans, guarantee or any other form of financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third parties with whom we deal in our day-to-day business operations, such fraud or any other misconduct may be difficult to prevent or detect.

We may not be able to recover the financial losses caused by such activities and our reputation may also be damaged by such activities.

A failure to identify and address conflicts of interest appropriately could adversely affect our businesses

We are a global financial services firm providing a wide range of products and services to a diverse group of clients, including individuals, corporations, financial institutions and governmental institutions. As such, we face potential conflicts of interest in the ordinary course of our business. Potential conflicts can occur when our services to a particular client or our own interests conflict, or are perceived to conflict, with the interest of another client. Potential conflicts can also occur where non-public information is not appropriately restricted or shared within the firm. While we have extensive internal procedures and controls designed to identify and address conflicts of interest, a failure, or a perceived failure, to identify, disclose and appropriately address conflicts could adversely affect our reputation and the willingness of current or potential clients to do business with us. In addition, potential conflicts could give rise to regulatory scrutiny, enforcement action or litigation.

Our business is subject to various operational risks

Types of operational risk we face include the following, each of which could result in financial losses, disruption in our business, litigation from third parties, regulatory/supervisory actions, restrictions or penalties, and/or damage to our reputation:

•	failure to execute, confirm or settle securities transactions,

•	failure by our officers or employees to perform proper administrative activities prescribed in our regular procedures, such as placing erroneous orders to securities exchanges,

•

the destruction of or damage to our facilities or systems, or other impairment of our ability to conduct business, arising from the impacts of disasters or acts of terrorism which are beyond our anticipation and the scope of our contingency plan,

•	the disruption of our business due to pandemic diseases or illnesses or

•	suspension or malfunction of internal or third party systems, or unauthorized access, misuse, computer viruses and cyber-attacks affecting such systems.

Our businesses rely on the secure processing, storage, transmission and reception of confidential and proprietary information in our computer systems. Although we continue to monitor and update our security system, we recognize the increasing risk from the continuously evolving nature of cyber threats. As cyber security threats become more sophisticated, we may be required to expend significant additional resources to modify our systems, and if any of our protective measures are not adequate, it is possible that such attacks may lead to significant breaches in the future.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from clients in connection with our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed.

Although we exercise care in protecting the confidentiality of personal information and take steps to safeguard such information in compliance with applicable laws, rules and regulations, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from clients if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any damage to our reputation caused by such unauthorized disclosure could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses in dealing with any such problems.

The Company is a holding company and depends on payments from subsidiaries

The Company heavily depends on dividends, distributions and other payments from subsidiaries to make payments on the Company’s obligations. Regulatory and other legal restrictions, such as those under the Companies Act of Japan, may limit the Company’s ability to transfer funds freely, either to or from the Company’s subsidiaries. In particular, many of the Company’s subsidiaries, including the Company’s broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, our main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to the Company. These laws and regulations may hinder the Company’s ability to access funds needed to make payments on the Company’s obligations.

We may not be able to realize gains we expect, and may even suffer losses, on our private equity investments

We engage in private equity businesses in and outside of Japan through certain consolidated subsidiaries. A decline in the fair values of our investment positions, which could arise from deteriorating business performance of investee companies or any deterioration in the market conditions of these sectors, may cause material losses to us. Further, our inability to dispose of our private equity investments at the level and time we may wish could have a material impact on our operating results and financial condition.

We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

We hold substantial investments in equity securities and non-trading debt securities. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our investments in equity securities and debt securities, which would have a substantial impact on our consolidated statements of income. Depending on the conditions of the markets, we may not be able to dispose of these equity securities and debt securities when we would like to do so, as quickly as we may wish or at the desired values.

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring an impairment loss

We have affiliates and investees accounted for under the equity method in our consolidated financial statements and whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine that the decline is other-than-temporary, then we record an impairment loss for the applicable fiscal period.

We may face an outflow of clients’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of products to meet various needs of our clients with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of losses caused by the rise of interest rates or the withdrawals or defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of client confidence and lead to an outflow of client assets from our custody.

6. Operating, Financial and Cash Flow Analyses.

(1) Operating and financial analyses

Please refer to Item 2. Operating and Financial Review “1. Operating Results”. See also “2. Current Challenges” and “3. Risk Factors”.

(2) Critical accounting policies and estimates

Use of estimates—

In preparing the consolidated financial statements included within this Annual Securities Report, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in the consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

A significant amount of our financial instruments are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In accordance with Accounting Standard Codification™ (“ASC”) 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of valuation inputs used to establish fair value.

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis was 3% as of March 31, 2013 as listed below:

	Billions of yen
	March 31, 2013
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial assets measured at fair value (Excluding derivative assets)	¥8,638	¥8,739	¥546	¥—	¥17,923	3%
Derivative assets	728	26,479	368	(25,684)	1,891
Derivative liabilities	830	26,296	395	(25,636)	1,885

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements and Other, (1). Consolidated Financial Statements, Notes to the Consolidated Financial Statements, Note 2 “Fair value measurements”.

Private equity business

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements and Other, (1). Consolidated Financial Statements, Notes to the Consolidated Financial Statements, Note 1, “Summary of accounting policies: Private equity business” and Note 4, “Private equity business”.

Derivative contracts

We use a variety of derivative financial instruments including futures, forwards, swaps and options, for trading and non-trading purposes. All derivatives are carried at fair value, with changes in fair value recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

Fair value amounts recognized for derivative instruments entered into under a legally enforceable master netting agreement are offset in the consolidated balance sheets and fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively.

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen
	March 31, 2012
	Assets	Liabilities
Listed derivatives	¥304	¥334
OTC derivatives	1,056	974

	¥1,360	¥1,308

	Billions of yen
	March 31, 2013
	Assets	Liabilities
Listed derivatives	¥443	¥559
OTC derivatives	1,448	1,326

	¥1,891	¥1,885

The fair value of OTC derivative assets and liabilities as of March 31, 2013 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2013
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥796	¥1,015	¥1,049	¥860	¥2,854	¥(5,126)	¥1,448
OTC derivative liabilities	916	790	1,056	767	2,611	(4,814)	1,326

(1)	This column shows the impact of netting derivative assets with derivative liabilities for the same counterparty across maturity band categories. Derivative assets and derivative liabilities with the same counterparty in the same maturity category are netted within the maturity category. This column also includes cash collateral netting with the same counterparty.

The fair value of derivative contracts includes adjustments for credit risk, both with regards to counterparty credit risk on positions held and our own creditworthiness on positions issued. We realize gains or losses relating to changes in credit risk on our derivative contracts together with the movements of trading positions, which include derivatives, that are expected to mitigate the above mentioned impact of changes in credit risk.

Goodwill

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment at a reporting unit level during the fourth quarter of each fiscal year, or more frequently during interim periods if events or circumstances indicate there may be impairment. Nomura’s reporting units are at one level below its business segments.

Nomura tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more-likely-than-not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more-likely-than-not that the fair value of the reporting unit is below its carrying value, a quantitative two-step impairment test is then performed.

In the first step, the current estimated fair value of the reporting unit is compared with its carrying value, including goodwill. If the fair value is less than the carrying value, then a second step is performed. In the second step, the implied current fair value of the reporting unit’s goodwill is determined by comparing the fair value of the reporting unit to the fair value of the net assets of the reporting unit, as if the reporting unit were being acquired in a business combination. An impairment loss is recognized if the carrying value of goodwill exceeds its implied current fair value.

For the year ended March 31, 2013, we recognized a goodwill impairment loss on goodwill relating to the Wholesale segment of ¥8,293 million within Non-interest expenses—Other in the consolidated statements of income, due to a decline in fair value of a reporting unit in the Wholesale segment caused by the prolonged economic downturn. The fair value was determined based on a discounted cash flow (“DCF”).

Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Securitization Products

Nomura’s exposure to securitization products consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), commercial real estate-backed securities and other securitization products. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic region of the underlying collateral as of March 31, 2013.

	Millions of yen
	March 31, 2013
	Japan	Europe	Americas	Asia and Oceania	Total(1)
CMBS(2)	¥6,014	¥15,324	¥63,866	¥571	¥85,775
RMBS(3)	38,077	33,200	309,424	—	380,701
Commercial real estate-backed securities	2,500	—	—	—	2,500
Other securitization products(4)	114,127	8,831	138,204	1,867	263,029

Total	¥160,718	¥57,355	¥511,494	¥2,438	¥732,005

(1)	The balances shown exclude certain CMBS of ¥20,551 million for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under ASC 860, “Transfers and Servicing” (“ASC 860”), and in which we have no continuing economic exposure because the beneficial interests in the vehicles have been sold to third parties.
(2)	We have ¥10,617 million exposure, as whole loans and commitments, to U.S. CMBS-related business as of March 31, 2013.
(3)	The RMBS balance for Americas excludes mortgage pass-through securities and U.S. government-guaranteed collateralized mortgage obligations (“CMO”) of ¥2,343,620 million, because their credit risks are considered minimal.
(4)	Includes collateralized loan obligations (“CLO”), collateralized debt obligations (“CDO”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans, student loans and home equity loans.

The following table provides our exposure to CMBS by geographic region and the external credit ratings of the underlying collateral as of March 31, 2013. Ratings are based on the lowest ratings given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of March 31, 2013.

	Millions of yen
	March 31, 2013
	AAA	AA	A	BBB	BB	B	Not rated	Total
Japan	¥—	¥—	¥709	¥—	¥394	¥96	¥4,815	¥6,014
Europe	—	59	4,745	3,681	2,989	2,950	900	15,324
Americas	10,797	8,651	5,338	6,695	12,071	11,430	8,884	63,866
Asia and Oceania	571	—	—	—	—	—	—	571

Total	¥11,368	¥8,710	¥10,792	¥10,376	¥15,454	¥14,476	¥14,599	¥85,775

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions. The following table sets forth our corporate exposure to leveraged finance by geographic location as of March 31, 2013.

	Millions of yen
	March 31, 2013
	Funded	Unfunded	Total
Europe	¥33,468	¥28,164	¥61,632
Americas	5,166	49,990	55,156
Asia and Oceania	1,482	797	2,279

Total	¥40,116	¥78,951	¥119,067

Special Purpose Entities

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Note 8 “Securitizations and Variable Interest Entities” to our consolidated financial statements.

Accounting Developments

See Note 1 “Summary of accounting policies: New accounting pronouncements adopted during the current year” in our consolidated financial statements.

(3) Deferred Tax Assets Information

Details of deferred tax assets and liabilities

Details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities respectively in the consolidated balance sheets as of March 31, 2013 are as follows:

Millions of yen
March 31, 2013
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥10,043
Investments in subsidiaries and affiliates	177,175
Valuation of financial instruments	146,800
Accrued pension and severance costs	17,999
Other accrued expenses and provisions	106,436
Operating losses	341,177
Other	5,228

Gross deferred tax assets	804,858
Less—Valuation allowance	(522,220)

Total deferred tax assets	282,638

Deferred tax liabilities
Investments in subsidiaries and affiliates	88,631
Valuation of financial instruments	53,367
Undistributed earnings of foreign subsidiaries	2,960
Valuation of fixed assets	21,950
Other	4,210

Total deferred tax liabilities	171,118

Net deferred tax assets	¥111,520

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

(4) Quantitative and Qualitative Disclosures about Market Risk

Risk Management

The business activities of the Nomura Group are exposed to various risks such as market risk, credit risk, operational risk and other risks caused by external factors. We have established a risk management framework to provide comprehensive controls, monitoring and reporting of these risks in order to maintain financial soundness and the Company’s corporate values.

Global Risk Management Structure

Governance

The Board of Directors has established the “Structure for Ensuring Appropriate Business of Nomura Holdings, Inc.” as the Company’s basic principle and set up a framework for the management of risk of loss based on this. In addition, they are continuously making efforts to improve, strengthen and build up our risk management capabilities under this framework. Besides this, the Group Integrated Risk Management Committee (“GIRMC”), upon delegation of the EMB, has established the Integrated Risk Management Policy, describing the overall risk management framework including the fundamental principles concerning risk management and organization and this is under continuous improvement.

Basic Principles of Risk Management

The Nomura Group defines risks as i.) potential erosion of the Nomura Group’s capital base due to unexpected losses from business operations, ii.) potential lack of access to funds due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions, or iii.) potential failure of revenues to cover expenses due to deterioration of earnings environment or deterioration of efficiency or effectiveness of business operations.

It is a fundamental principle that all Directors, Executive Managing Directors, Senior Managing Directors, Corporate Auditors and employees of the Nomura Group shall regard themselves as principals of risk management and appropriately manage risks arising in the course of day-to-day business operations. At the same time, the Nomura Group practices prudent risk management at an individual entity level within the group and also identifies, evaluates and appropriately manages risks within the business units, risk management and internal audit, respectively.

Fundamental Policy of Risk Management

Our fundamental policy concerning risk management is to control risks arising in the course of business operations to the confines of the Company’s risk appetite, which is clearly established based on risk tolerance in line with group-wide business strategy, business targets, management strength and capital base. We endeavor to embed this appetite into actual business operations.

Our risk appetite consists of quantitative and qualitative factors. Targets are set for quantitative factors such as capital adequacy, liquidity and profitability. Targets also set for qualitative factors such as Zero Tolerance Risk, which is the risk that Nomura shall tolerate to no extent whatsoever, and for Minimum Tolerance Risk, which is the risk that we may tolerate to a limited extent in consideration of profit potential, risk mitigation methods, monitoring capability and other factors, respectively.

We endeavor to measure risks using quantitative methods to the greatest extent possible and to continually improve our risk measurement methods. We use economic capital, for the risks measured by quantitative methods collectively and use this as the principal reference for assessment of capital adequacy, capital allocation and risk management. When evaluating risks by quantitative methods, we conduct stress testing as a complementary measure to analyze and evaluate the potential impact of each type of risk on our capital base.

Risk Management Organizations

The organizational structure and core bodies tasked with risk management in the Nomura Group are shown in the following chart.

(1)	Other includes other risks such as Country Risk, System Risk, Liquidity Risk and Business Risk. Prudent risk controls involve identifying, evaluating and appropriately managing risks in each business unit, risk management departments and internal audit departments within the Nomura Group. Any issues that could potentially cause a significant impact on the management of the Nomura Group will be reported to senior management and the GIRMC by the relevant risk management departments in charge of monitoring the relevant risk.

Executive Management Board

The EMB deliberates on and determines management strategy, allocation of management resources and important management matters of the Nomura Group by promoting the effective use of management resources and execution of business with the unified intent of contributing to the increase in shareholders’ value. Key responsibilities of the EMB are as follows:

•

Resource Allocation—At the beginning of each financial year, the EMB determines the allocation of management resources and financial resources such as economic capital and unsecured funding to the business units and establishes usage limits which are monitored on a daily basis;

•

Business Plan—At the beginning of each financial year, the EMB approves the business plan and budget of the Nomura Group. Introduction of significant new businesses, changes to business plans, the budget and the allocation of management resources during the year are also discussed by the EMB; and

•	Reporting—The EMB reports to the Board of Directors on the status of discussions at the EMB on a quarterly basis.

Group Integrated Risk Management Committee

Upon delegation by the EMB, the GIRMC deliberates on and determines important matters concerning integrated risk management of the Nomura to ensure the sound and effective management of the business. The GIRMC is a core organization for group-wide risk management and establishes the risk appetite of the Nomura Group and the framework of integrated risk management in accordance with our risk appetite. The key responsibilities of the GIRMC are as follows:

•	Risk Appetite—The GIRMC establishes the risk appetite of the Nomura Group and provides a framework for integrated risk management in accordance with this risk appetite;

•

Oversight—The GIRMC supervises risk management in the Nomura Group by establishing and operating group wide risk control processes. These processes consist of identification of specific risks, evaluation and monitoring of these risks and implementation of appropriate risk management measures and reporting; and

•	Reporting—The GIRMC reports the status of key risk management issues to the Board of Directors and the EMB on a quarterly basis.

Chief Risk Officer

The Chief Risk Officer (“CRO”) is responsible for supervising the Risk Management Department and maintaining the effectiveness of the risk management framework independently from the business units within the Nomura Group. The CRO not only regularly reports on the status of the Nomura Group’s risk management to the GIRMC, but also reports to and seeks the approval of the GIRMC on measures required for risk management.

Chief Financial Officer

The CFO has operational authority and responsibility over our liquidity management. Our liquidity risk management policy is based on risk appetite which the GIRMC formulates. Our primary objective for liquidity risk management is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

Risk Management Departments

Our Risk Management Departments are defined collectively as the Group Risk Management Department and departments or units in charge of risk management established independently from business units within the Nomura Group. The Risk Management Departments are responsible for establishing and operating of risk management processes, establishing and enforcing risk management policies and regulations, verifying the effectiveness of risk management methods, gathering reports from Nomura Group entities, reporting to Executive/Senior Managing Directors and the GIRMC and others and also reporting to regulatory bodies and handling of regulatory applications concerning risk management methods and other items. Important risk management issues are closely communicated between members of the Risk Management Departments and the CRO. The CRO or Deputy CRO regularly attend the EMB and GIRMC meetings to report specific risk issues.

Classification and Definition of Risk

The Nomura Group classifies and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Summary Description
Market Risk	Risk of losses arising from fluctuations in values of financial assets and debts (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit Risk	Risk of losses arising from decrease or disappearance of asset values (including off-balance sheet items) due to deterioration in creditworthiness or default of an obligor or counterparty.

Country Risk	Risk brought about by a country’s political, economic, legal, conventional, religious or other characteristics inherent to the country or risk of losses arising from changes in a country’s situation due to a change of regime, fall in predictability of governmental measures, economic downturn or social turmoil.

Operational Risk	Risk of losses arising from inadequate or failed internal processes, people and systems or external events.

System Risk	Within Operational Risk, risk of losses due to system defects including, without limitation, computer crash or malfunction, or risk of losses due to unauthorized use of computers.

Liquidity Risk	Risk of losses arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions.

Business Risk	Risk of failure of revenues to cover costs due to deterioration of the earnings environment or deterioration of the efficiency or effectiveness of business operations.

Market Risk

Market risk refers to the potential loss from fluctuations in the value of assets and liabilities due to fluctuations in market factors, e.g. interest rates, foreign exchange rates, equity prices, credit spreads, indices, volatilities, correlations or other market factors. This type of risk primarily impacts our trading activities. Effective management of this risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

Nomura uses a variety of complementary tools to measure, model and aggregate market risk. Our principal statistical measurement tool to assess and monitor market risk on an ongoing basis is Value at Risk (“VaR”). Limits on VaR are set in line with the Nomura Group’s risk appetite as expressed through economic capital. In addition to VaR, we use stress testing and sensitivity analysis to measure and analyze our market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Value at Risk

VaR is a measure of the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. Market risks that are incorporated in the VaR model include equity prices, interest rates, credit, foreign exchange rates, and commodities with associated volatilities and correlations.

VaR Methodology Assumptions

Nomura uses a single VaR model which has been implemented globally in order to determine the total trading VaR for the Nomura Group.

Nomura’s VaR methodology uses historical simulation to estimate potential profit or loss. Historical market moves are repeatedly applied to our current exposure, forming a distribution of simulated portfolio returns. From this distribution the required potential losses can be estimated at required confidence levels or probabilities.

Nomura uses the same VaR model for both internal risk management purposes and for regulatory reporting of our consolidated VaR to the Financial Services Agency of Japan. For internal risk management purposes, VaR is calculated across the Nomura Group at a 99% confidence level and using a 1-day time horizon. For regulatory reporting purposes, we use the same confidence level but a 10-day time horizon, calculated using actual 10-day historical market moves.

For internal information purposes, Nomura also calculates a “1% VaR” which represents the potential profits from the same distribution. Differences between 99% and 1% measures can be used to demonstrate that markets do not always follow a simple statistical probability model. Additionally, Nomura calculates other measures used to complement VaR under regulation known as “Basel 2.5”. One of these, Stressed-VaR (“SVAR”) is calibrated on a one-year window from a period of financial stress. All VaR and SVaR numbers are calculated within the same system using equivalent assumptions.

The VaR model uses a default historical time window of two years (520 business days). For risk management and backtesting (see below), Nomura uses a weighted VaR. For the calculation of VaR, the probability weight assigned to each P&L in the historical simulation scenarios depends on when it occurred. The older the observation, the lower the weight. An exponential weighting scheme is used with the attenuation coefficient set to 0.995. This choice of parameter implies a weighted average of the data set is 159 business days (just over 7 months).

The SVaR calculation uses one year of market data from a period of financial stress. The one-year window is calibrated to be the one with the largest SVaR, given our current portfolio. The historical data used for SVaR is not exponentially weighted.

Given a set of historical market moves, Nomura’s VaR model calculates revenues impacts for current portfolio using a combination of sensitivities (“greeks”) revaluation, full and partial revaluation. Material basis risks are captured either by using different time series (e.g., stock vs. ADR) or by using sensitivities and basis time series (e.g., Bond / Credit Default Swap (“CDS”) credit spread basis).

Nomura’s VaR model uses time series for each individual underlying, whenever available. Approximately 25,000 time series are currently maintained in the Nomura Group’s market database. Time series are generally available for all assets but where a complete time series (i.e., 520 business days) cannot be found for a specific underlying, the VaR model will follow a ‘proxy logic’ to map the exposure to an appropriate time series (for example, this would be the case for an option on a recently issued stock). The level of proxying taking place in the VaR model is carefully monitored through internal risk management processes and there is a continual effort to source new time series to use in the VaR calculation.

Changes in VaR Models and Assumptions

Nomura is committed to continuous improvement of our risk modeling and to maintaining risk modeling that is in line with best practices in our industry.

We have documented policies in place approved by the GIRMC which define the process and validation procedures required in order to implement changes to our VaR and other risk models. The Global Risk Methodology Group (“GRMG”) within our Risk Management Division has primary responsibility for the ongoing refinement and improvement of our risk models and methodologies. All model changes are communicated by the GRMG to the Global Model Validation Group (“MVG”) and any significant changes are initially independently reviewed and validated by MVG before being implemented.

The nature of the processes required to be performed by GRMG to support a model change and the level of validation required by MVG depends on the significance of the model change. For certain significant changes, backtesting of the new model, parallel running of both models and stress-testing of the new model are required prior to implementation.

Under delegated authority from the Global Risk Management Committee (“GRMC”) that is delegation by GIRMC for the purpose of deliberating on or determining important matters concerning market, credit risk or reputational risk management of the Nomura Group and assuring the sound and effective management of the businesses, model changes are also formally approved by the Global Risk Analytics Committee (“GRAC”) if certain materiality thresholds defined by the Nomura Group are met. The GRAC is formed of senior risk managers within Nomura including the CRO and the CFO and has delegated authority from the GRMC to approve such changes.

Details of all significant model changes are reported to the GRMC on a quarterly basis or more frequently, if required.

We are required to formally report significant changes in our VaR and other models to the FSA. A significant change is defined internally as any change resulting in a change of more than 10% of Nomura’s consolidated group regulatory capital. Insignificant changes are also informally communicated to the FSA on a regular basis.

VaR Backtesting

The performance of Nomura’s VaR model is constantly monitored to ensure that it remains fit for purpose. The main approach for validating VaR is to compare 1-day P&L with the corresponding VaR estimate. With a 99% VaR measure, one expects 2-3 exceptions (i.e. loss is larger than VaR) a year. We backtest the VaR model at the Nomura Group level as well as at a number of lower levels, and the backtesting results are reviewed on a monthly basis by the Nomura’s risk management function.

No backtesting exceptions were experienced at the Nomura Group level for the year ending March 31, 2013.

Limitations and Advantages of VaR

The main advantage of VaR as a risk measure is that it is able to aggregate risk from different asset classes (in contrast with other risk measures sensitivities that cannot be easily aggregated directly). The risk from different divisions of the Group can therefore easily be compared and aggregated using VaR.

As a risk measure, however, VaR has well documented limitations. One of the main disadvantages with VaR is that it is a backward looking risk measure. Using historical market moves to infer future P&L for a firm, means that we assume that only events that have actually happened are relevant to analyse the risk of a portfolio.

Moreover, VaR only gives an estimate of the loss at a stated (99th) percentile (i.e. in one out of 100 days the loss will be greater than 1-day VaR), but not what magnitude of loss that can take place whenever the loss does exceed VaR.

VaR as a risk measure is most appropriate for liquid markets and may understate the financial impact of severe events for which there is no historical precedent on where market liquidity may not be reliable. In particular, historical correlations can break down in extreme markets leading to unexpected relative market moves. This may make positions that off-set each other in VaR modeling move in the same direction thus increase losses.

We are aware of the limitations of the Nomura Group’s VaR model and use VaR only as one component of a diverse risk management process. Other metrics to supplement VaR include stress testing and sensitivity analysis.

Other Controls

In some business units or portfolios we use additional controls to control or limit risk taking activity. This may include the requirement for business units to fulfill additional conditions and/or seek additional approvals from senior management committees before the execution of certain types of transactions.

Stress Testing

The Nomura Group conducts market risk stress testing since VaR and sensitivity analysis have limited ability to capture all portfolio risks or tail risks, including non-linear behaviors. Stress testing for market risk is conducted daily and weekly, using various scenarios based upon features of trading strategies. We conduct stress testing not only at each desk level, but also at the Nomura Group level with a set of common global scenarios in order to capture the impact on the whole Group of market fluctuations.

Model Reviews

Models are used within the Nomura Group for valuation and risk management of trading positions, financial reporting, and regulatory and internal capital calculations. The Global Model Validation Group (“MVG”) validates the appropriateness and consistency of these models, functioning independently to those who design and build models. As part of this process, the MVG analyzes a number of factors to assess a model’s suitability and to quantify model risk through model reserves and capital adjustments.

Non-Trading Risk

A major market risk in our non-trading portfolio relates to equity investments held for operating purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We use regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the market value of our equity investments held for operating purposes. Our simulation indicates that for each 10% change in the TOPIX, the market value of our operating equity investments held for operating purposes can be expected to change by ¥11,951 million at the end of March 2012 and ¥15,327 million at the end of March 2013. The TOPIX closed at 854.35 points at the end of March 2012 and at 1,034.71 points at the end of March 2013. This simulation analyzes data for our entire portfolio of equity investments held for operating purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Credit Risk

The Nomura Group defines credit risk as risk of losses arising from decrease or disappearance of asset values (including off-balance sheet items) due to deterioration in creditworthiness or default of an obligor.

For controlling credit risk appropriately, the Nomura Group has set out basic principles in its Credit Risk Management Policy, a basic policy concerning credit risk management, which are important to meet the various needs of our clients whilst taking appropriate risks and ensuring sufficient returns to improve our corporate values. Under these basic principles, we have established a robust and comprehensive credit risk management framework.

The Nomura Group has been applying the Foundation Internal Rating Based Approach in calculating Credit Risk Weighted Asset for regulatory capital calculation since the end of March 2011. However, the Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk weighted assets.

Credit Risk Management Framework

Under the credit risk management framework, the GIRMC, upon delegation by the EMB, deliberates on and determines important matters concerning integrated risk management of the Nomura Group and accordingly has established important principles concerning credit risk management as described in the Credit Risk Management Policy and other documents. Also, GRMC deliberates on and determines important matters concerning credit risk management of the Nomura Group based on strategic risk allocation and risk appetite of the Nomura Group as determined by the GIRMC. Subject matters for the GRMC include discussion of significant transactions that require consideration for its risk management framework.

The Nomura Group has established an organizational structure with an appropriate system of check-and-balances under the CRO. The Credit Planning Unit is responsible for planning or implementation of amending, revising or abolishing Internal Rating Systems, including development, oversight and continuous revising of the Internal Rating Model.

The Credit Department, which is independent from the business units, conducts credit analysis, internal rating assignment, monitoring of credit risk profiles including credit concentration risk and others. Also, the Credit Risk Control Unit (“CRCU”), also independent from the business units and Credit Department, is responsible for monitoring operations, validation and others items for the Internal Rating System. Additionally, the Internal Audit Department audits the adequacy of credit risk management independently from these departments.

Method of Credit Risk Management

Internal Rating System

The Nomura Group has established an Internal Rating System to be a unified, exhaustive and objective framework to evaluate credit risk with reasonable manner. Internal Ratings consist of Obligor Ratings, which represent an assessment of an Obligor’s creditworthiness, Facility Ratings, which represent an assessment of potential unrecoverable loss for a facility in default and Specialised Lending (“SL”) Rating, which represents the assessment of probability of default of a given SL Transactions. Internal Ratings are classified into 20 grades, which consist of 17 non-default grades and 3 default grades based on creditworthiness.

Obligor Ratings are assigned in principle to obligors which fall into the scope of the credit risk-weighted assets calculation. In order to appropriately reflect the creditworthiness of obligors, Obligor Ratings are not only reviewed periodically at least once a year, but also are reviewed as soon as any significant change in the creditworthiness of the Obligor is identified. The Credit Department, which is functionally independent from the business units, is responsible for assigning Internal Ratings in order to ensure the sound process of rating assignment.

SL Ratings are assigned to each SL transaction and mapped to Slotting Criteria. Frequency and process of SL ratings reviews are conducted in almost the same manner with Obligor Ratings.

The CRCU, functionally independent from business units and the Credit Department, is responsible for validating the appropriateness of the Internal Rating System at least once a year. In addition, the Internal Audit, independent from all the divisions and business units mentioned above, is responsible for auditing the appropriateness of the overall Internal Rating System, as part of their review of credit risk management.

Management of Individual Credit Exposures

The Nomura Group’s main type of credit risk assets are credit exposure arising in derivatives transactions or securities financing transactions (“derivatives” in this section) with counterparties.

Credit exposures against counterparties are managed by means of setting Credit Limits based upon credit analysis of individual obligors. For ongoing risk monitoring, Credit Limits are managed through the daily calculation of potential credit exposures up to maturity, as well as monitoring the actual creditworthiness of obligors with adequate frequency, based upon which Obligor Ratings and Credit Limits are updated.

The exposure calculation model used for counterparty credit risk management, i.e., credit limit monitoring, has also been used for the IMM based exposure calculation for regulatory capital reporting purposes since the end of December 2012.

Credit Risk Mitigation Techniques

Nomura enters into International Swap and Derivatives Association, Inc. (“ISDA”) master agreements or equivalent agreements (called “Master Netting Agreements”) with many of its derivatives counterparties. Master Netting Agreements provide protection to reduce losses potentially incurred by a counterparty default.

In addition, to reduce losses potentially incurred by a counterparty default, Nomura requires collateral to mitigate exposure, principally cash or highly liquid bonds, including U.S. and Japanese government securities, when necessary.

Scope of Credit Risk Management

The scope of credit risk management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective.

Integrated Management

We evaluate credit risk not only by obligor, but also by obligor group where it is appropriate that their credit risk should be evaluated collectively.

We evaluate credit risk by “obligor groups” (i.e., by counterparty groups) when significant legal or economic relationships exist between counterparties which mitigate or increase our credit risk when compared to these individual counterparties if considered separately. Such relationships may exist through one counterparty owning a controlling financial interest in another, significant financing relationships existing between or among counterparties or if there are other indicators of significant financial interdependence between counterparties.

Credit Risk Reporting

The global risk management unit is responsible for monitoring, evaluating and analyzing credit risk and for reporting the status of credit risk to the CRO and other Senior Managing Director(s) in charge of risk management and the GIRMC with appropriate frequency.

Credit Risk Measurement

Credit risk is quantitatively-measured by a globally unified methodology. Credit risk is properly measured to reflect the effect of collateral or a guarantee.

Credit Risk to Counterparties in Derivatives Transactions

We measure our credit risk to counterparties in derivatives transactions as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit limits are controlled through the risk management departments.

As we mentioned previously, we enter into Master Netting Agreements with many of our derivative counterparties. Master Netting Agreements provide protection to reduce our risks of counterparty default and, in some cases, offset our consolidated balance sheet exposure with the same counterparty and provide a more meaningful presentation of our balance sheet credit exposure. In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. and Japanese government securities when necessary.

The credit exposures in our trading-related derivatives as of March 31, 2013 are summarized in the table below, showing as the fair value by counterparty credit rating and by remaining contract. The credit ratings are internally determined by our Credit Department.

	Billions of yen
	Years to Maturity					Cross-Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years
							(a)	(b)	(a)-(b)
AAA	¥15	¥20	¥31	¥15	¥78	¥(102)	¥57	¥18	¥39
AA	137	193	230	153	364	(948)	129	44	85
A	423	574	488	375	1,446	(2,661)	645	108	537
BBB	89	105	127	78	315	(522)	192	113	79
BB and lower	69	54	63	25	431	(451)	191	274	(83)
Other(2)	63	69	110	214	220	(442)	234	20	214

Sub-total	796	1,015	1,049	860	2,854	(5,126)	1,448	577	871
Listed	447	224	12	2	—	(242)	443	6	437

Total	¥1,243	¥1,239	¥1,061	¥862	¥2,854	¥(5,368)	¥1,891	¥583	¥1,308

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category. Cash collateral netting against net derivatives in accordance with ASC 210-20 “Balance Sheet—Offsetting” is also included.
(2)	“Other” comprises unrated counterparties and certain portfolio level valuation adjustments not allocated to specific counterparties.

Exposure to certain European peripheral countries

During 2012 and continuing into 2013, the creditworthiness of several peripheral countries within the Eurozone such as Greece, Italy, Ireland, Portugal and Spain (“GIIPS” countries) has declined due to economic and fiscal weaknesses.

The worsening of financial, economic and structural issues in the GIIPS countries have adversely influenced major global financial markets. A sustained market/economic downturn can adversely affect our business and can result in substantial losses.

The table below presents information regarding this exposure as at March 31, 2013 as measured in accordance with our internal risk management policies. Country risk exposure under these policies is reported based on the location of the counterparty, issuer or underlier’s assets.

	Billions of yen
	March 31, 2013
	Net inventory exposures			Net counterparty exposures			Total gross funded exposure	Unfunded exposure(7)	Total gross exposure	Less: Hedges(8)	Total net exposure
	Debt securities(1)	Equity securities(2)	Equity and credit derivatives referencing GIIPS underlyings(3)	Loans(4)	Derivative contracts with GIIPS counterparties(5)	Securities financing transactions(6)
Greece	¥2	¥0	¥0	¥—	¥9	¥0	¥11	¥—	¥11	¥0	¥11
Sovereign	2	—	—	—	7	—	9	—	9	—	9
Non-sovereign(9)	0	0	0	—	2	0	3	—	3	0	2

Ireland	25	(0)	(3)	—	1	0	23	—	23	0	23
Sovereign	13	—	(1)	—	1	—	13	—	13	0	13
Non-sovereign(9)	12	(0)	(3)	—	0	0	10	—	10	0	10

Italy	113	4	(115)	—	56	1	59	—	59	64	(6)
Sovereign	98	—	(110)	—	25	0	13	—	13	63	(50)
Non-sovereign(9)	15	4	(5)	—	31	1	46	—	46	1	44

Portugal	7	(7)	(2)	—	0	0	(3)	—	(3)	4	(6)
Sovereign	6	—	(13)	—	—	—	(6)	—	(6)	2	(8)
Non-sovereign(9)	0	(7)	11	—	0	0	4	—	4	2	2

Spain	74	28	(57)	3	13	6	67	2	68	3	65
Sovereign	74	—	(17)	—	6	—	62	—	62	1	61
Non-sovereign(9)	0	28	(40)	3	8	6	4	2	6	1	4

Total	¥220	¥24	¥(177)	¥3	¥80	¥7	¥157	¥2	¥158	¥71	¥88
Sovereign	192	—	(141)	—	39	0	91	—	91	66	25
Non-sovereign(9)	28	24	(36)	3	41	7	66	2	68	5	63

(1)	Fair value amounts of long and short debt securities by GIIPS issuers and also includes GIIPS collateral with a fair value of ¥ nil billion used in open repo-to-maturity transactions.
(2)	Fair value amounts of long and short equity securities by GIIPS issuers.
(3)	Net derivatives entered into for market-making and trading purposes which reference GIIPS underlyings and includes both single-name credit default swaps (“CDS”) and other credit derivatives referencing baskets of reference assets, indices or other multiple underlyings. Amounts disclosed are calculated based on notional amounts of the derivatives assuming zero recovery as adjusted for fair value movements.

Where derivative contracts cover multiple underlyings, including one or more GIIPS countries or both sovereign and non-sovereign underlyings in these countries, the relevant derivatives are disaggregated into their constituent single names for reporting in the table. Exposure for each single name is calculated as the change in mark to market of the product, based on an internally developed model, given the instantaneous default of the relevant reference credit and assuming zero recovery. No specific assumptions are made regarding the order of defaults or collateral coverage. This methodology results in an accurate measure of exposure for each relevant single name but has certain limitations when amounts are aggregated across numerous reference credits for tranched products. For junior tranches, this approach may result in disclosure of aggregate exposure amounts in excess of the maximum possible impact to Nomura under the relevant derivative contract. Conversely, for more senior tranches, our actual exposure may be higher than the aggregate amounts disclosed in the table in the event of a large number of simultaneous defaults.

(4)	Fair value amounts of loans to GIIPS counterparties.
(5)	Derivatives with GIIPS counterparties which are shown net by counterparty and after deduction of cash collateral received of ¥365.2 billion.
(6)	Fair value amounts of repurchase agreements and securities borrowing and lending transactions when are shown net by counterparty and after deduction of securities collateral and cash margin received of ¥689.6 billion.
(7)	Notional amount of unfunded loan commitments with GIIPS borrowers. These commitments are generally extended either for relationship purposes or as part of our leverage and acquisition finance activities and will expire by June 1, 2016. The borrowers are typically not permitted to draw down on the facilities if a default event such as insolvency or failure to pay occurs or if material misrepresentations have been made to Nomura.
(8)	Hedges consist primarily of single-name CDS contracts where Nomura has purchased net protection against GIIPS net counterparty credit exposures. Amounts disclosed are calculated based on notional amounts of the contracts assuming zero recovery as adjusted for fair value movements. The counterparties to these transactions are non-GIIPS counterparties which are rated as investment grade using Nomura’s internal credit rating methodology. Nomura will attempt to match the reference assets and maturity of the CDS hedges to the underlying exposure against which they are hedging. In certain situations, however, hedges of equivalent duration may not be available in the market and therefore a maturity mismatch may exist. These mismatches are actively monitored and managed by Nomura.
(9)	Non-sovereign counterparties are primarily financial institutions located in these countries.

Amounts reported in net inventory exposures and hedges include single-name CDS contracts where Nomura has either purchased or sold credit protection on a single name GIIPS underlying. The following table presents the gross notional value and fair value of these contracts by relevant GIIPS country and by type of underlying.

	Billions of yen
	March 31, 2013
	Purchased protection		Sold protection
	Notional value	Fair value	Notional value	Fair value
Greece
Sovereign	¥—	¥—	¥—	¥—
Non-sovereign	71	3	73	(3)

	71	3	73	(3)

Ireland
Sovereign	205	3	211	(3)
Non-sovereign	84	(8)	82	9

	289	(5)	293	5

Italy
Sovereign	1,930	180	1,913	(185)
Non-sovereign	523	20	548	(20)

	2,452	200	2,461	(205)

Portugal
Sovereign	210	15	196	(15)
Non-sovereign	224	(0)	230	2

	434	15	426	(13)

Spain
Sovereign	801	54	977	(70)
Non-sovereign	424	3	419	(3)

	1,225	57	1,396	(74)

Total
Sovereign	3,145	252	3,297	(273)
Non-sovereign	1,326	18	1,352	(16)

	¥4,471	¥270	¥4,649	¥(289)

These notional and fair value amounts are not representative of Nomura’s overall exposure as they exclude the impact of master netting agreements and collateralization arrangements in place with the counterparties to these transactions. See Note 3 “Derivative instruments and hedging activities” in our consolidated financial statements included in this annual report for more information around the nature of Nomura’s credit derivative activities, including the nature of payout or trigger events under these contracts.

In addition to the above direct exposures to these countries, Nomura also has indirect exposures to these countries as follows:

•

We have exposure to other European sovereign and non-sovereign counterparties such as entities in France, Germany and the UK who themselves may have significant exposures to these countries. We consider this indirect exposure to GIIPS as part of our usual credit risk management monitoring procedures for these exposures;

•

We have exposure to redenomination risk if the Euro is no longer used as the currency unit in one or more GIIPS or other Eurozone countries. Redenomination risk arises when obligations of that country are redenominated from Euro into a local currency, the local currency devalues against the Euro and other major global currencies which impacts upon other securities, contracts we have and the wider markets. Nomura monitors and manages redenomination risk through scenario analyses which quantify the potential impact on our GIIPS exposures; and

•

We have additional exposure to replacement risk arising from financial instruments entered into with GIIPS counterparties. Replacement risk arises if a GIIPS counterparty defaults and we are required to replace the transaction at additional cost to Nomura. Such replacement costs may arise if exposures to hedge are large or on illiquid financial instruments. We manage and mitigate replacement risk relating to GIIPS counterparties by monitoring exposures on selected counterparties that we believe represent the greatest risk, identifying any significant concentration of risks in order to reduce exposures when possible and being prepared to put in place a pre-emptive plan of action if such an event occurs.

Operational Risk Management

Overview of Operational Risk Management

In our Operational Risk Management Policy, we define operational risk as the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to our reputation if caused by an Operational Risk. As defined by the “Regulations for System Risk Management”, System Risk is considered to be a component of Operational Risk as defined above.

Operational Risk Principles

The Nomura Group adopts the industry standard “Three Lines of Defence” for the management of operational risk, comprising the following elements:

1)	1st Line of Defence: The business units which owns and manages its risks

2)	2nd Line of Defence: The Operational Risk Management (“ORM”) function, which defines and co-ordinates the operational risk strategy and framework

3)	3rd Line of Defence: Internal and External Audit, who provide independent assurance

The Governing body: The GIRMC, with delegated authority from the Board of Directors, which provides formal oversight.

This ensures appropriate oversight and independent review and challenge of operational risk management throughout the Company.

Operational Risk Management Framework

We have established an Operational Risk Management Framework in order to allow us to identify, assess, manage, monitor and report on Operational Risk. Operational Risk Appetite is defined through a mixture of qualitative appetite statements and quantitative measures utilising key components of the Operational Risk Management Framework.

This framework is set out below:

Infrastructure of the framework

•	Policy framework: Sets minimum standards for operational risk and details how to monitor adherence to these standards

•	Training and awareness: Action taken by ORM to improve business understanding of ORM

Products and Services

•	Scenario analysis: Process to identify high impact, low probability ‘tail events’

•	Event reporting: Process to obtain information on and learn from actual events impacting on the Company and relevant external events

•	Key Risk Indicators (“KRI”): Metrics which allow monitoring of certain key operational risks

•	Risk and Control Self Assessment (“RCSA”): Risk and Control Self Assessment process to identify key risks, controls and action plans

Outputs

•	Analysis and reporting: Key aspect of ORM role to analyze and report on ORM information and work with business units to develop actions

•	Operational risk capital calculation: Calculate operational risk capital under Basel II provisions and allocate to business units to improve the efficiency on profit vs risks

Operational Risk Classification

The Nomura Group uses the standard Basel II event type as operational risk classifications (namely, Internal Fraud, External Fraud, Employee Practices and Workplace Safety, Clients, Products & Business Practices, Damage to Physical Assets, Business Disruption and System Failures and Execution, Delivery & Process Management).

Basel II regulatory capital calculation for operational risk

The Nomura Group uses The Standardized Approach (“TSA”) for calculating regulatory capital for operational risk. This involves using a 3 year average of gross income, allocated to business lines and multiplied by a fixed percentage determined by the FSA, to establish the amount of required operational risk capital.

The Nomura Group uses consolidated net revenue as gross income, however as for a part of the consolidated subsidiaries, gross operating profit is used as gross income. Gross income allocation is performed by mapping the net revenue of each given segment from management accounting data to each business line in accordance with the categories:

Business Line	Description	Beta Factor
Retail Banking	Retail deposit and loan-related services	12%
Commercial Banking	Deposit and loan-related services except for Retail Banking business	15%
Payment and Settlement	Payment and settlement services for clients’ transactions	18%
Retail Brokerage	Securities-related services mainly for individuals	12%
Trading and Sales	Market-related business	18%
Corporate Finance	M&A, underwriting, secondary and private offerings, and other funding services for clients	18%
Agency Services	Agency services for clients such as custody	15%
Asset Management	Fund management services for clients	12%

Calculation Process of Basel II regulatory capital calculation for operational risk

•

The Nomura Group then calculates capital for every business line by multiplying respectively allocated annual gross income by the corresponding factors set out above. Any unallocable gross income is multiplied by a fixed percentage of 18%.

•

Total operational risk capital is calculated as the three-year average of the simple summation of the amounts across each of the business lines and unallocable value in each year. However, where the aggregated amount within a given year is negative, then the input to the numerator for that year shall be zero.

•

In any given year, negative numbers in any business line shall offset positive numbers in other business lines. However, negative numbers in unallocable value shall not offset positive numbers in other business lines and shall be treated as zero.

•	Operational risk capital is calculated twice a year; reference dates for the calculation are the end of March and the end of September.

(5) Liquidity and Capital Resources

Funding and Liquidity Management

Overview

We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market-wide events. Liquidity risk management policy is based on liquidity risk appetite which the Group Integrated Risk Management Committee formulates upon delegation by the Executive Management Board (“EMB”). Our primary objective for liquidity risk management is to ensure continuous liquidity across market cycles and periods of market stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of assets.

We have in place a number of Liquidity Risk Management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash; (2) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (3) Management of Credit Lines to Nomura Group Entities; (4) Implementation of Liquidity Stress Tests; and (5) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning the group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash.

We centrally control residual cash held at Nomura Group entities for effective utilization purposes. As for the usage of funds, we manage the overall level of unsecured funding and set internal limits on the additional amount of unsecured funding available across Nomura Group. The limit for unsecured funding is set by the EMB and monitored closely by Global Treasury.

In order to enable us to transfer funds smoothly among group entities, we limit issuance of securities by regulated broker-dealers or banking entities. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either Nomura or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across Nomura Group.

2. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets.

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. This enables us to fund our operations for at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of assets. The amount of liquidity required is based on an internal model which incorporates the following requirements:

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating.

Collateral requirements to support potential increased intraday collateral requirements from our clearers and settlement agents arising as a result of a two-notch downgrade in our credit rating.

In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model takes into account legal, regulatory and tax restrictions that may impact the ability to freely transfer of liquidity across the entities within the group.

We seek to achieve diversification of our funding sources by market, instrument type, investors and currency in order to reduce our reliance on any one funding source and reduce refinancing risk. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to other debt or equity securities, indices, currencies or commodities. We issue structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivative positions and/or the underlying assets to maintain funding consistency with our unsecured long term debt. The proportion of our non-yen denominated long-term debt slightly increased to 29.7% of total term debt outstanding as of March 31, 2013 from 28.0% as of March 31, 2012.

2.1 Short-Term Unsecured Debt

Our short-term unsecured debt consists primarily of short-term bank borrowings (including long-term bank borrowings maturing within one year), commercial paper, deposits at banking entities, certificates of deposit and bonds and notes maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit held by our banking subsidiaries.

Our total short-term unsecured debt decreased ¥715.8 billion to ¥2,293.3 billion as of March 31, 2013 from ¥3,009.1 billion as of March 31, 2012 mainly due to a ¥629.4 billion decrease in short-term bank borrowings to ¥621.3 billion as of March 31, 2013 from ¥1,250.7 billion as of March 31, 2012. The average outstanding balance of commercial paper was ¥262.0 billion for the period ended in March 31, 2013.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2012 and 2013:

	Billions of yen
	March 31
	2012	2013
Short-term bank borrowings	¥1,250.7	¥621.3
Other loans	99.0	42.4
Commercial paper	315.6	296.7
Deposit at banking entities	589.8	781.4
Certificates of deposit	234.7	214.5
Bonds and notes maturing within one year	519.3	337.0

Total short-term unsecured debt(1)	¥3,009.1	¥2,293.3

(1)	Short-term unsecured debt includes the current portion of long-term unsecured debt.

2.2 Long-Term Unsecured Debt

We also routinely issue long term-debt in various maturities and currencies to maintain a long-term funding surplus, and to also achieve both cost-effective funding and a maturity profile where the average duration of our debt is sufficient to meet our long-term cash capital requirements.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other bond programs.

As a globally competitive financial service group in Japan, we have access to multiple markets worldwide and major funding centers. The Company, NSC, Nomura Europe Finance N.V. (“NEF”) and Nomura Bank International plc (“NBI”) are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as may be necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt.

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2012 and 2013.

	Billions of yen
	March 31
	2012	2013
Long-term deposit at banking entities	¥80.2	¥76.2
Long-term bank borrowings	2,589.1	2,173.7
Other loans	144.4	133.9
Bonds and notes(1)	3,559.3	4,073.5

Total long-term unsecured debt total	¥6,373.0	¥6,457.3

NHI shareholders’ equity	¥2,107.2	¥2,294.4

(1)	Excludes “long-term bonds and notes issued by consolidated VIEs” that meet the definition of Variable Interest Entities (“VIEs”) under ASC 810, “Consolidation” (“ASC 810”) and secured financing transactions recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860.

Our long-term debt increased ¥84.3 billion to ¥6,457.3 billion as of March 31, 2013 from ¥6,373.0 billion as of March 31, 2012, primarily due to ¥514.2 billion increase in bonds and notes to ¥4,073.5 billion as of March 31, 2013 from ¥3,559.3 billion as of March 31, 2012. The increase was partly offset by a ¥415.4 billion decrease in long-term bank borrowings to ¥2,173.7 billion as of March 31, 2013 from ¥2,589.1 billion as of March 31, 2012.

In the fiscal year ended March 31, 2013, Nomura issued ¥539.6 billion of domestic and global senior bonds.

2.3 Maturity Profile

We also seek to maintain an average maturity for plain vanilla instruments greater than or equal to three years. The average maturity for plain vanilla debt securities and borrowings with maturities longer than one year was 3.80 years as of March 31, 2013. A major part of our medium-term notes are structured and linked to interest or equity, indices, currencies or commodities. Conditions for calling notes linked to indices are individually determined. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are evaluated based on contractual maturities. Where there is a possibility that notes may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the note is likely to be called.

On this basis, the average maturity of structured notes (notes with maturities longer than one year) was 7.95 years as of March 31, 2013. The average maturity of our entire long-term debt portfolio, including plain vanilla debt securities and borrowings, was 5.19 years as of March 31, 2013. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

Redemption schedule is individually estimated by considering the probability of redemption.

2.4 Secured Borrowings

We typically fund our trading activities on a secured basis through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. Repo transactions involve the selling of government and government agency securities under agreements with clients to repurchase these securities from clients. Japanese “Gensaki Repo” transactions have no margin requirements or substitution right. We believe these funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Also, repurchase agreements tend to be short-term, often overnight. We manage the liquidity risks arising from secured funding by transacting with a diverse group of global counterparties, delivering various types of securities collateral and actively seeking for long-term agreements. For more detail of secured borrowings and repurchase agreements, see Note 6 “Collateralized transactions” in our consolidated financial statements.

3. Management of Credit Lines to Nomura Group entities

We maintain committed facility agreements with financial institutions for Nomura Group entities in order to provide contingent financing sources. Total unused committed facilities decreased ¥60.3 billion to ¥78.0 billion as of March 31, 2013 from ¥138.3 billion as of March 31, 2012. We have structured facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw on the facilities. We occasionally test the effectiveness of our drawdown procedures.

4. Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor our sufficiency of liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market wide events, including potential credit rating downgrades at our parent company and subsidiary levels that may impact us by loss of access to unsecured capital markets, additional collateral posting requirements, limited or no access to secured funding markets and other events. We call this risk analysis our “Maximum Cumulative Outflow (“MCO”)” framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising additional funds through unsecured financing or the liquidation of assets for a year; and

•

Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising additional funds through unsecured funding or the liquidation of assets for one month.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of March 31, 2013, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

To ensure a readily available source for a potential liquidity requirement, we maintain a liquidity portfolio in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2013, our liquidity portfolio was ¥5,883.5 billion which generated a liquidity surplus taking into account a stress scenario as defined in our liquidity risk policy. We recognize that the liquidity standards for financial institutions continue to be the subject of further discussion among the relevant supervisory bodies including the Basel Committee. The existing model and simulations upon which we currently rely may need to be reviewed depending on any new development in this area.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2012 and 2013 and yearly averages maintained during the fiscal year. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for fiscal year ended March 31, 2012	As of March 31, 2012	Average for fiscal year ended March 31, 2013	As of March 31, 2013
Cash, cash equivalent and time deposits(1)	¥1,156.3	¥1,137.3	¥911.1	¥960.6
Government securities	4,433.1	3,877.4	4,712.3	4,512.3
Others(2)	477.4	413.0	480.3	410.6

Total liquidity portfolio	¥6,066.8	¥5,427.7	¥6,103.7	¥5,883.5

(1)	Cash, cash equivalents, and time deposits include nostro balance and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2012 and 2013 and yearly averages maintained during the fiscal year. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for fiscal year ended March 31, 2012	As of March 31, 2012	Average for fiscal year ended March 31, 2013	As of March 31, 2013
Japanese Yen	¥1,970.5	¥1,531.1	¥1,836.6	¥1,362.2
US Dollar	1,714.6	2,273.3	2,445.6	2,355.1
Euro	1,691.1	813.4	816.1	876.5
British Pound	491.5	487.2	695.9	752.6
Others(1)	199.1	322.7	309.5	537.1

Total liquidity portfolio	¥6,066.8	¥5,427.7	¥6,103.7	¥5,883.5

(1)	Others include other currencies such as the Canadian dollar, the Australian dollar, and the Swiss franc.

We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”), Nomura Securities Co. Ltd (“NSC”), our other major broker-dealer subsidiaries and our bank subsidiaries. In determining the amounts and entities which hold this portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group. For more information regarding regulatory restrictions, see Note 20 “Regulatory requirements” in our consolidated financial statements included in this annual report.

The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2012 and 2013:

	Billions of yen
	March 31
	2012	2013
NHI and NSC(1)	¥1,535.6	¥1,616.9
Major broker-dealer subsidiaries	2,724.7	3,179.0
Bank subsidiaries	921.7	775.3
Other group entities	245.7	312.3

Total liquidity portfolio	¥5,427.7	¥5,883.5

(1)	NSC, a broker dealer located in Japan, holds an account with the BOJ and has a direct access to the BOJ Lombard facility through which same day funding is available for our securities pool. Liquidity surplus at NHI is lent to NSC via short-term intercompany loans, which can be unwound immediately when needed.

In addition to the liquidity portfolio, we have ¥1,168.4 billion of other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of March 31, 2013 was ¥7,051.9 billion which represented 307.5% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31
	2012	2013
Net liquidity value of other unencumbered assets	¥1,289.6	¥1,168.4
Liquidity portfolio	5,427.7	5,883.5

Total	¥6,717.3	¥7,051.9

In the stress test, we assume the cash outflow as shown below and also assume that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities may not freely move among us.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from

(i)	Upcoming maturities of unsecured debt (maturities less than one year)

(ii)	Potential buybacks of our outstanding debt

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

(iv)	Fluctuation of funding needs under normal business circumstances

(v)	Cash and collateral outflows in a stress event

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios assumes no liquidation of assets, no ability to issue additional unsecured funding, a widening of haircuts on outstanding repo funding, collateralization of clearing banks and depositories, drawdowns on loan commitments and loss of liquidity from market losses on inventory.

In 2008, the Basel Committee published Principles for Sound Liquidity Risk Management and Supervision (“Sound Principles”). To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a bank’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for one month. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonised” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

After an observation period, the LCR, including any revisions, will be introduced on January 1, 2015. The NSFR, including any revisions, will move to a minimum standard by January 1, 2018.

5. Contingency Funding Plan

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at a legal entity level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to central banks including but not exclusively the Bank of Japan, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities, as was generally the case for a number of years through the fiscal year ended March 31, 2011. For the fiscal year ended March 31, 2012, we recorded net cash inflows from operating activities and investing activities, and for the fiscal year ended March 31, 2013, we recorded net cash inflows from operating activities and net cash outflows from investing activities as discussed in the comparative analysis below.

The following is the summary information on our consolidated cash flows for the years ended March 31, 2012 and 2013:

	Billions of yen
	Year Ended March 31
	2012	2013
Net cash provided by operating activities	¥290.9	¥549.5
Net income	26.1	105.7
Trading assets and private equity investments	971.3	(1,448.5)
Trading liabilities	(1,058.4)	248.0
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	980.2	1,375.9
Securities borrowed, net of securities loaned	(508.8)	863.5
Other, net	(119.4)	(595.2)
Net cash provided by (used in) investing activities	9.9	(160.5)
Net cash used in financing activities	(844.3)	(701.6)
Long-term borrowings, net	(867.6)	(400.2)
Other, net	23.3	(301.5)
Effect of exchange rate changes on cash and cash equivalents	(6.3)	47.2

Net decrease in cash and cash equivalents	(549.8)	(265.4)
Cash and cash equivalents at beginning of the year	1,620.3	1,070.5

Cash and cash equivalents at end of the year	¥1,070.5	¥805.1

See the consolidated statements of cash flows in our consolidated financial statements for more detailed information.

For the year ended March 31, 2013, our cash and cash equivalents decreased by ¥265.4 billion to ¥805.1 billion. Net cash of ¥701.6 billion was used in financing activities due to cash outflows of ¥400.2 billion by net payments of Long-term borrowings. As part of trading activities, while there were net cash outflows of ¥1,200.5 billion from cash inflows due to an increase in Trading liabilities in combination with cash outflows due to an increase in Trading assets and Private equity investments, they were offset by ¥2,239.4 billion of net cash inflows from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥549.5 billion was provided by operating activities.

For the year ended March 31, 2012, our cash and cash equivalents decreased by ¥549.8 billion to ¥1,070.5 billion. Net cash of ¥844.3 billion was used in financing activities due to cash outflows of ¥867.6 billion by net payments of Long-term borrowings. As part of trading activities, while there were net cash outflows of ¥87.1 billion from cash inflows due to a decrease in Trading assets and Private equity investments in combination with cash outflows due to a decrease in Trading liabilities, they were offset by ¥471.4 billion of net cash inflows from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥290.9 billion was provided by operating activities.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2013, were ¥37,942.4 billion, a increase of ¥2,245.1 billion compared with ¥35,697.3 billion as of March 31, 2012, reflecting increases in Securities purchased under agreements to resell and Trading assets. Total liabilities as of March 31, 2013, were ¥35,623.5 billion, a increase of ¥2,315.3 billion compared with ¥33,308.2 billion as of March 31, 2012, reflecting increases in Securities sold under agreements to repurchase and Trading liabilities. NHI shareholders’ equity as of March 31, 2013, was ¥2,294.4 billion, an increase of ¥187.2 billion compared with ¥2,107.2 billion as of March 31, 2012, due to increases in Retained earnings and Accumulated other comprehensive income (loss).

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a Leverage ratio and Adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful supplemental measure of leverage. There are currently no regulatory or statutory reporting requirements which require us to disclose leverage ratios.

The following table sets forth NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	March 31
	2012		2013
NHI shareholders’ equity	¥2,107.2		¥2,294.4
Total assets(1)	35,697.3		37,942.4
Adjusted assets(2)	21,954.7		23,827.1
Leverage ratio(3)	16.9	x	16.5	x
Adjusted leverage ratio(4)	10.4	x	10.4	x

(1)	Reconciles to the total assets amount disclosed on the face of our consolidated balance sheets and therefore excludes the fair value of securities transferred to counterparties under repo-to-maturity and certain Japanese securities lending transactions which are accounted for as sales rather than collateralized financing arrangements. The fair value of securities derecognized under these agreements has not had a significant impact on our reported Leverage and Adjusted leverage ratios as of March 2012. The fair value of securities derecognized under these agreements as of March 2013 was ¥nil.
(2)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:

	Billions of yen
	March 31
	2012	2013
Total assets	¥35,697.3	¥37,942.4
Less:
Securities purchased under agreements to resell	7,662.7	8,295.4
Securities borrowed	6,079.9	5,819.9

Adjusted assets	¥21,954.7	¥23,827.1

(3)	Equals total assets divided by NHI shareholders’ equity.
(4)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets increased by 6.3% reflecting primarily an increase in Trading assets. Total NHI shareholders’ equity increased by 8.9%. As a result, our leverage ratio fell from 16.9 times as of March 31, 2012 to 16.5 times as of March 31, 2013.

Adjusted assets increased primarily due to an increase in Trading assets. As a result, our adjusted leverage ratio was 10.4 times as of March 31, 2012 and 2013.

Consolidated Regulatory Requirements

The FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

From the end of March 2009, we elected to calculate the consolidated capital adequacy ratio according to the Bank Holding Companies Notice as permitted under the Financial Instruments Business Operators Guidelines, although we continue to be monitored as a financial conglomerate governed by the Financial Conglomerates Guideline.

The Company has been assigned as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. Note that the Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 Basel III, and, we have calculated Basel III-based consolidated capital adequacy ratio from the end of March 2013, Basel 2.5 includes significant change in calculation method of market risk and Basel III includes redefinition of capital items for the purpose of requiring higher quality of capital and expansion of the scope of credit risk-weighted assets calculation.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31 2013, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) is 11.9%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) is 11.9% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) is 13.9% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company (required level as of March 31, 2013 is 3.5% for common equity Tier 1 capital ratio, 4.5% for Tier 1 capital ratio and 8% for consolidated capital adequacy ratio).

The following table presents the Company’s consolidated capital adequacy ratios as of March 31, 2012 and March 31, 2013. Comparative amounts as of March 31, 2012 are calculated based on the Capital Adequacy Notice on Final Designated Parent Company in effect as of that date (and therefore prior to the Basel III amendment).

	Billions of yen, except ratios
	March 31
	2012	2013
Common equity Tier 1 capital	¥—	¥2,092.9
Tier 1 capital	2,090.2	2,092.9
Total capital	2,427.0	2,452.1
Risk-Weighted Assets
Credit risk-weighted assets	8,324.4	9,529.1
Market risk equivalent assets	3,924.6	5,846.1
Operational risk equivalent assets	2,432.0	2,171.4

Total risk-weighted assets	¥14,681.0	¥17,546.7

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	—	11.9%
Tier 1 capital ratio	14.2%	11.9%
Consolidated capital adequacy ratio	16.5%	13.9%

Common equity Tier 1 capital, additional Tier 1 capital and Tier 2 capital are calculated by deducting each regulatory adjustment from each capital item, respectively. Each capital item and regulatory adjustment is defined in the Capital Adequacy Notice on Final Designated Parent Company and these new definitions of capital will come into effect gradually by transitional measures.

As of March 31, 2013, capital items for our common equity Tier 1 capital mainly consists of shareholder’s equity relating to the common stock and all or part of subordinated debt which satisfies the requirements under Capital Adequacy Notice on Final Designated Parent Company (such as maturity) is included into capital items for Tier 2 capital. We have not issued any capital instruments which can be included into additional Tier 1 capital.

Regulatory adjustment for our common equity Tier 1 capital mainly consists of a part of intangible assets and 50% of expected losses and regulatory adjustment for our Tier 2 capital includes investments in additional Tier 1 capital instruments of other financial institutions and 50% of expected losses. Regulatory adjustment for our additional Tier 1 capital will be included into regulatory adjustment for common equity Tier 1 capital, as we don’t have any outstanding additional Tier 1 capital instruments.

Market risk equivalent assets are calculated by using The Internal Models Approach for market risk. From the end of December, 2011, we are required to calculate market risk equivalent assets under the Basel 2.5 rule, which is significantly larger than under the Basel II rule. Also, from the end of March 2013, a part of securitization products is added to the scope of market risk calculation.

On the end of March, 2011, we started calculating credit risk-weighted assets and operational risk equivalent assets by using the foundation Internal Ratings-Based Approach and The Standardized Approach, respectively, with the approval of the FSA. Furthermore, from the end of December, 2012, upon approval from the FSA, we started using the Internal Model Method for credit risk exposure calculation of majority of derivative and repurchase transactions instead of the Current Exposure Method or the Comprehensive Method. Since the end of March 2013, the scope of credit risk-weighted assets calculation has been widened following the implementation of Basel III.

We provide consolidated capital adequacy ratios not only to demonstrate that we are in compliance with the requirements set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of our report can compare our capital position against those of other financial groups to which Basel III is applied. Management receives and reviews these capital ratios on a regular basis.

The Basel Committee has issued a series of announcements regarding a broader program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

On July 13, 2009, the Basel Committee announced its approval of a package of measures designed to strengthen its rules governing trading book capital and to enhance the three pillars of the Basel II framework, which was called ‘Basel 2.5’. This announcement stated that the Basel Committee’s trading book rules, effective at the end of 2011, would introduce higher capital requirements to capture the credit risk of complex trading activities, which became effective as the end of 2011. Such trading book rules also included a stressed VaR requirement.

On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems”. The proposals include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment (“CVA”) charge for over-the-counter derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; and introducing a series of measures to address concerns over the “procyclicality” of the current framework. The proposals also introduce a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. Additional capital, liquidity or other supervisory measures to reduce the externalities created by systemically important institutions are also under review. These standards will be phased in gradually from 2013. In addition, after two rounds of public consultation and discussions with the Committee on Payment and Settlement Systems (“CPSS”) and the International Organization of Securities Commissions (“IOSCO”), the Basel Committee has issued interim rules for the capitalization of bank exposures to central counterparties (“CCPs”) on July 25, 2012, which are intended to come into effect as of January 2013 as part of Basel III.

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important banks (“G-SIBs”) and the additional requirements to the G-SIBs including the recovery and resolution plan. The FSB also announced the group of G-SIBs will be updated annually and published by the FSB each November. In November 2012, the FSB and the Basel Committee have updated the list of G-SIBs. We were not designated as a G-SIBs in November 2011 and November 2012. On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for G-SIBs to domestic systemically important financial institutions (“D-SIBs”) and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for D-SIBs.

The FSA introduced rules and notices such as the Capital Adequacy Notice on Final Designated Parent Company on consolidated regulation and supervision of securities companies on a consolidated basis on April 1, 2011 to improve the stability and transparency of Japan’s financial system and ensure the protection of investors. It reviewed the Capital Adequacy Notice on Final Designated Parent Company according to Basel 2.5 and Basel III framework and the revised notice in line with Basel 2.5 was implemented at the end of December 2011 and the revised notice in line with Basel III was implemented at the end of March 2013. Following the implementation of the revised notice in line with Basel III, inclusion of risk of fluctuations in CVA and exposures to CCPs into credit risk-weighted assets calculation became effective. It is expected that such regulation and notice will be revised further to be in line with a series of rules and standards proposed by the Basel Committee.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. The long-term and short-term debts of the Company and NSC are rated by Standard & Poor’s, Moody’s Investors Service, Rating and Investment Information, Inc and Japan Credit Rating Agency, Ltd.

As of May 31, 2013, the credit ratings of the Company and NSC were as follows:

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
Standard & Poor’s	A-2	BBB+
Moody’s Investors Service	—	Baa3
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-Term Debt	Long-term Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	P-2	Baa2
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

(6) Off-Balance Sheet Arrangements

Off-balance sheet entities

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura’s future financial position and performance.

Off-balance sheet arrangements with off-balance sheet entities include the following where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves as credit, liquidity or market risk support;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including a contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which is designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In the normal course of business, we also act as a transferor of financial assets to these entities, as well as, and underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities, in connection with our securitization and equity derivative activities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.

For further information about transactions with VIEs, see Note 8 “Securitizations and Variable Interest Entities” to our consolidated financial statements.

Repurchase and securities lending transactions accounted for as sales

Nomura enters into certain types of repurchase transactions and securities lending transactions which we account for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. These consist of repo-to-maturity transactions and certain types of securities transactions.

Nomura enters into repo-to-maturity transactions to take advantage of arbitrage opportunities between the cash security and repo markets. These transactions involve the sourcing of specific securities in the market and contemporaneously entering into repurchase agreements with different counterparties where the maturity of the agreement matches the maturity of the security transferred as collateral. We account for these transactions as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from our consolidated balance sheets under open repo-to-maturity transactions as of March 31, 2012 and 2013 were ¥39,797 million and ¥nil, respectively.

Nomura engages in certain Japanese securities lending transactions for funding purposes under which we transfer long securities (such as Japanese listed equities). The agreements supporting these transactions include varying margining requirements, but the amount of cash we borrow from our counterparties is typically significantly less than the fair value of securities we lend. Nomura accounts for these transactions as sales in our consolidated financial statements where the criteria for derecognition of the transferred financial assets under ASC 860 are met. In particular, Nomura do not maintain effective control over the transferred financial assets as Nomura are not able to be repurchase or redeem the transferred financial assets on substantially agreed terms, even in the event of default by the transferee. Upon adoption of Accounting Standard Update (“ASU”) No. 2011-03 “Reconsideration of Effective Control for Repurchase Agreements” as of January 1, 2012, Nomura has not derecognized such transactions that started on and after the adoption date. The amounts of securities derecognized from our consolidated balance sheets under open securities lending transactions as of March 31, 2012 and 2013 were ¥1,930 million and ¥nil, respectively.

(7) Tabular Disclosure of Contractual Obligations

As part of our business, Nomura enters into a variety of contractual obligations and contingent commitments, which may require future payments. These arrangements include:

Standby letters of credit and other guarantees:

•

In the normal course of our banking / financing activities, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

Long-term borrowings and contractual interest payments:

•

In connection with our operating activities, Nomura issues Japanese yen and non-Japanese yen denominated long-term borrowings which incur variable and fixed interest payments in accordance with our funding policy.

Operating lease commitments:

•	Nomura leases our office space and certain employees’ residential facilities in Japan primarily under cancellable lease agreements which are customarily renewed upon expiration;

•	Nomura leases certain equipment and facilities under non-cancellable operating lease agreements.

Capital lease commitments:

•	Nomura leases certain office space, equipment and facilities under capital lease agreements.

Purchase obligations:

•	Nomura has purchase obligations for goods and services which include payments for construction-related, advertising, and computer and telecommunications maintenance agreements.

Commitments to extend credit:

•	In connection with our banking and financing activities, Nomura enters into contractual commitments to extend credit, which generally have a fixed expiration dates;

•	In connection with our investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite securities that may be issued by clients.

Commitments to invest in partnerships:

•

In connection with our merchant banking activities, Nomura has commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to those partnerships.

Commitments to purchase aircraft:

•	In connection with our aircraft leasing business, Nomura has commitments to purchase aircraft.

Note 10 “Lease” in our consolidated financial statements contains further detail on our operating lease and capital lease. Note 13 “Borrowings” in our consolidated financial statements contains further detail on our short-term and long-term borrowing obligations and Note 22 “Commitments, contingencies and guarantees” in our consolidated financial statements included in this annual report contains further detail on our other commitments, contingencies and guarantees.

The contractual amounts of commitments to extend credit represent the maximum amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the counterparty.

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2013:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥9,084	¥8	¥319	¥668	¥8,089
Long-term borrowings(1)	7,414,978	701,517	2,460,980	1,499,218	2,753,263
Contractual interest payments(2)	1,170,022	158,257	216,650	151,005	644,110
Operating lease commitments	154,254	17,801	30,896	21,785	83,772
Capital lease commitments(3)	54,036	497	3,397	6,965	43,177
Purchase obligations(4)	26,228	24,569	1,659	—	—
Commitments to extend credit	369,988	55,459	74,810	126,139	113,580
Commitments to invest in partnerships	29,974	375	17,702	1,503	10,394
Commitments to purchase aircraft	30,143	21,141	9,002	—	—

Total	¥9,258,707	¥979,624	¥2,815,415	¥1,807,283	¥3,656,385

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.
(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2013.
(3)	The total contractual amount of capital lease commitments is the total minimum lease payments before deducting interest.
(4)	The minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. Amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments under resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki Repo transactions. These commitments amount to ¥4,103 billion for resale agreements and ¥1,152 billion for repurchase agreements as of March 31, 2013.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

Total	6,000,000,000

(Note)

The “Authorized Share Capital” is stated by class and the total is the number of authorized share capital designated in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of March 31, 2013	Number of Issued Shares as of June 27, 2013	Trading Markets	Description
Common Stock	3,822,562,601	3,822,562,601	Tokyo Stock Exchange(2)	1 unit is 100 shares
			Osaka Securities Exchange(2)
			Nagoya Stock Exchange(2)
			Singapore Stock Exchange
			New York Stock Exchange

Total	3,822,562,601	3,822,562,601	—	—

(1)	Shares that may have increased from exercise of stock options between June 1, 2013 and June 27, 2013 are not included in the number of issued shares as of June 27, 2013.
(2)	Listed on the First Section of each stock exchange.

(2) Stock Options

A. Stock Acquisition Right

Name of Stock Acquisition Rights (“SARs”)	Number of SARs	Number of Common Stock under SARs (March 31, 2013)	Number of Common Stock under SARs in the Preceding Month to Filing of this Report (May 31, 2013)	Period for the Exercise of SARs	Exercise Price per Share under SARs (yen)
SARs No.9	351	35,100	0	From April 25, 2008 to April 24, 2013	1
SARs No.10	1,479	147,900	35,900	From June 13, 2008 to June 12, 2013	1
SARs No.11	17,270	1,727,000	Same as left	From July 7, 2008 to July 6, 2013	1,741
SARs No.13	2,133	213,300	178,300	From April 26, 2009 to April 25, 2014	1
SARs No.14	3,266	326,600	236,400	From June 22, 2009 to June 21, 2014	1
SARs No.15	1,130	113,000	Same as left	From August 2, 2009 to August 1, 2014	1,883
SARs No.16	17,990	1,799,000	Same as left	From August 2, 2009 to August 1, 2014	1,883
SARs No.17	1,916	191,600	180,400	From August 2, 2009 to August 1, 2014	1
SARs No.18	218	21,800	Same as left	From October 20, 2009 to October 19, 2014	1
SARs No.19	5,114	511,400	425,600	From April 24, 2010 to April 23, 2015	1
SARs No.20	313	31,300	Same as left	From June 24, 2010 to June 23, 2015	1
SARs No.21	2,868	286,800	181,800	From June 24, 2010 to June 23, 2015	1
SARs No.22	1,100	110,000	Same as left	From August 6, 2010 to August 5, 2015	1,298
SARs No.23	18,740	1,874,000	Same as left	From August 6, 2010 to August 5, 2015	1,298
SARs No.24	30	3,000	Same as left	From August 6, 2010 to August 5, 2015	1
SARs No.26	52	5,200	Same as left	From November 11, 2010 to November 10, 2015	1
SARs No.27	52	5,200	Same as left	From November 11, 2010 to November 10, 2015	1
SARs No.28	4,733	473,300	306,400	From May 1, 2011 to April 30, 2016	1
SARs No.29	2,294	229,400	162,000	From June 17, 2011 to June 16, 2016	1
SARs No.30	3,814	381,400	349,400	From June 17, 2011 to June 16, 2016	1
SARs No.31	1,760	176,000	161,000	From August 6, 2011 to August 5, 2016	737
SARs No.32	22,880	2,288,000	2,242,000	From August 6, 2011 to August 5, 2016	737
SARs No.34	13,462	1,346,200	1,320,100	From May 19, 2012 to May 18, 2017	1
SARs No.35	23,307	2,330,700	1,731,000	From May 19, 2012 to May 18, 2017	1
SARs No.36	22,118	2,211,800	1,460,000	From May 19, 2013 to May 18, 2017	1
SARs No.37	44,377	4,437,700	3,263,600	From April 30, 2012 to April 29, 2017	1

Name of Stock Acquisition Rights (“SARs”)	Number of SARs	Number of Common Stock under SARs (March 31, 2013)	Number of Common Stock under SARs in the Preceding Month to Filing of this Report (May 31, 2013)	Period for the Exercise of SARs	Exercise Price per Share under SARs (yen)
SARs No.38	90,154	9,015,400	2,617,600	From April 30, 2013 to April 29, 2018	1
SARs No.39	27,937	2,793,700	2,536,200	From November 16, 2012 to November 15, 2017	478
SARs No.40	48,781	4,878,100	2,545,800	From May 25, 2012 to May 24, 2018	1
SARs No.41	188,798	18,879,800	14,447,300	From May 25, 2013 to May 24, 2018	1
SARs No.42	188,434	18,843,400	18,783,400	From May 25, 2014 to May 24, 2018	1
SARs No.43	28,170	2,817,000	Same as left	From November 16, 2013 to November 15, 2018	299
SARs No.44	130,317	13,031,700	5,022,000	From April 20, 2013 to April 19, 2018	1
SARs No.45	130,034	13,003,400	12,953,700	From April 20, 2014 to April 19, 2019	1
SARs No.46	128,943	12,894,300	12,800,000	From April 20, 2015 to April 19, 2020	1
SARs No.47	50,345	5,034,500	5,011,400	From April 20, 2016 to April 19, 2021	1
SARs No.48	50,249	5,024,900	5,001,800	From April 20, 2017 to April 19, 2022	1
SARs No.49	18,749	1,874,900	1,743,400	From October 20, 2015 to April 19, 2021	1
SARs No.50	18,733	1,873,300	1,741,900	From October 20, 2016 to April 19, 2022	1
SARs No.51	28,478	2,847,800	Same as left	From November 13, 2014 to November 12, 2019	298

B. Bond with the stock acquisition right

None

C. Convertible Bonds and Bonds with subscription warrant which are deemed as Bonds with stock acquisition rights according to Article 19, paragraph 2 of Law Amending and Furnishing Commercial Code, etc

None

(3) Conversion of bond with the stock acquisition right with provision of adjustment of conversion price

None

(4) Rights plan

None

(5) Changes in Issued Shares, Common Stock, etc.

Date	Increase/(Decrease) of Issued Shares	Total Issued Shares	Increase/(Decrease) of Common Stock (thousand yen)	Common Stock (thousand yen)	Increase/(Decrease) of Additional paid-in capital (thousand yen)	Additional paid-in capital (thousand yen)
March 11, 2009(1)	661,572,900	2,627,492,760	132,248,423	315,048,212	132,248,423	244,752,688
March 27, 2009(2)	33,600,000	2,661,092,760	6,716,640	321,764,852	6,716,640	251,469,328
October 13, 2009(3)	766,000,000	3,427,092,760	208,474,560	530,239,412	208,474,560	459,943,888
October 27, 2009(4)	34,000,000	3,461,092,760	9,253,440	539,492,852	9,253,440	469,197,328
From April 1, 2009 to March 31, 2010(5)	258,040,481	3,719,133,241	55,000,000	594,492,852	55,000,000	524,197,328
July 1, 2011(6)	103,429,360	3,822,562,601	—	594,492,852	35,478,900	559,676,228

(1)	Public Offering: issued 661,572,900 shares, issue price 417 yen per share, paid in amount 399.80 yen per share, amount applied to stated capital 199.90 yen per share.
(2)	Third-Party Allotment (by way of over-allotment): issued 33,600,000 shares, paid in amount 399.80, amount applied to stated capital 199.90 per share, allotted to Mitsubishi UFJ Securities Co., Ltd.
(3)	Public Offering: issued 766,000,000 shares, issue price 568 yen per share, paid in amount 544.32 yen per share, amount applied to stated capital 272.16 yen per share.
(4)	Third-Party Allotment (by way of over-allotment): issued 34,000,000 shares, paid in amount 544.32, amount applied to stated capital 272.16 per share, allotted to Mitsubishi UFJ Securities Co., Ltd.
(5)	Increase due to the conversion of convertible bond with stock acquisition rights.
(6)	Increase due to the Share Exchange Agreement between the Company and NLB on which 118 common shares of the Company were allotted for each share of NLB.

(6) Shareholders

	As of March 31, 2013
	Unit Shareholders (100 shares per 1 unit)
					Foreign Shareholders
	Governments and Municipal Governments	Financial Institutions	Securities Companies	Other Corporations	Other than individuals	Individuals	Individuals and Others	Total	Shares Representing Less than One Unit (Shares)
Number of Shareholders	1	209	107	4,361	708	245	454,354	459,985	—
Number of Units Held	162	7,884,810	1,132,814	2,059,859	12,661,524	5,079	14,463,233	38,207,481	1,814,501
Percentage of Units Held (%)	0.00	20.63	2.96	5.39	33.14	0.01	37.86	100.00	—

(1)	Of the 108,435,696 treasury stocks, 1,084,356 units are included in Individuals and Others while 96 shares are in Shares Representing Less than One Unit (Shares).
(2)	20 units held by Japan Securities Depository Center, Inc. are included in Other Corporations.

(7) Major Shareholders

		As of March 31, 2013
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	181,119	4.74
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	143,237	3.75
SSBT OD 05 Omnibus Account—Treaty Clients	338 Pitt Street, Sydney, New South Wales, Australia	92,515	2.42
Caceis Bank France, Ordinary Account	Place Valhubert, Paris, France	62,518	1.64
Japan Trustee Services Bank, Ltd. (Trust Account 9)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	38,989	1.02
State Street Bank and Trust Company 505225	Boston, Massachusetts, U.S.A.	38,865	1.02
The Chase Manhattan Bank, N.A. London S.L. Omnibus Account	Woolgate House, Coleman Street, London, England	37,288	0.98
Japan Trustee Services Bank, Ltd. (Trust Account 1)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	37,006	0.97
Nomura Group Employee’s Stock Ownership Association	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	36,574	0.96
Northern Trust Company (AVFC) Sub-account American Client	Canary Wharf, London, England	36,449	0.95

Total		704,558	18.43

(1)	The Company has 108,436 thousand shares of treasury stock as of March 31, 2013 which is not included in the Major Shareholders list above.
(2)	Sumitomo Mitsui Trust Bank Limited submitted reports of substantial shareholding on February 28, 2013 and its amendment on March 6, 2013 on the number of shares owned as stated below. However, confirmation on the status of these shareholdings as of March 31, 2013 cannot be made and, therefore, is not included in the above list of Major Shareholders.

		As of February 28, 2013
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Sumitomo Mitsui Trust Bank Limited	1-4-1, Marunouchi, Chiyoda-ku, Tokyo, Japan	141,756	3.71
Sumitomo Mitsui Trust Asset Management Co., Ltd.	3-33-1, Shiba, Minato-Ku, Tokyo, Japan	8,637	0.23
Nikko Asset Management Co., Ltd.	9-7-1, Akasaka, Minato-Ku, Tokyo, Japan	21,674	0.57

Total		172,067	4.50

(8) Voting Rights

A. Outstanding Shares

	As of March 31, 2013
	Number of Shares		Number of Votes	Description
Stock without voting right		—	—	—
Stock with limited voting right (Treasury stocks, etc.)		—	—	—
Stock with limited voting right (Others)		—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury stocks) Common stock	108,435,600	—	—
	(Crossholding stocks) Common stock	6,633,800	—	—
Stock with full voting right (Others)	Common stock	3,705,678,700	37,056,787	—
Shares less than 1 unit	Common stock	1,814,501	—	Shares less than 1 unit (100 shares)

Total Shares Issued		3,822,562,601	—	—

Voting Rights of Total Shareholders		—	37,056,787	—

(1)	2,000 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 96 treasury stocks and 55 crossholding stocks are included in Shares less than 1 unit.

B. Treasury Stocks

		As of March 31, 2013
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	108,435,600	—	108,435,600	2.84
(Crossholding Stocks)
The Asahi Fire and Marine Insurance Co., Ltd.	7, Kanda Mitoshirocho, Chiyoda-Ku, Tokyo, Japan	2,528,800	—	2,528,800	0.07
JAFCO Co., Ltd.	1-5-1, Otemachi, Chiyoda-ku, Tokyo, Japan	2,000,000	—	2,000,000	0.05
Nomura Real Estate Development Co., Ltd.	1-26-2, Nishi Shinjuku, Shinjuku-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Takagi Securities Co., Ltd.	1-3-1-400, Umeda, Kita-Ku, Osaka-Shi, Osaka, Japan	100,000	—	100,000	0.00
Nomura Japan Corporation	2-1-3 Nihonbashi Horidomecho, Chuo-Ku, Tokyo, Japan	5,000	—	5,000	0.00

Total	—	115,069,400	—	115,069,400	3.01

(9) Stock Option System

The Company adopts stock option system utilizing stock acquisition rights.

2. Stock Repurchase

Type of Stock	Repurchase of the common stock in accordance with provisions of Articles 155-3 and 155-7 of the Companies Act.

(1) Stock Repurchase resolved by Shareholders’ Meeting

None

(2) Stock Repurchase resolved by Board of Directors

	Number of Shares	Total Amount (Yen)
Resolution at the Board of Directors (April 26, 2013) (Purchase period from May 8 to May 31, 2013)	40,000,000	35,000,000,000
Stock repurchased prior to April 1, 2012	—	—
Stock repurchased from April 1, 2012 to March 31, 2013	—	—
Total shares and amounts resolved	40,000,000	35,000,000,000
Percentage not repurchased at year end (%)	100.0	100.0
Repurchases made in the period	40,000,000	32,470,386,300
Percentage not repurchased at the date of submission of this annual report (%)	—	7.2

(3) Stock Repurchase not based on above (1) or (2)

	Number of Shares	Total Amount (Yen)
Stock repurchased during the year ended March 31, 2013(1)	19,209	7,406,353
Stock repurchased during the period	4,329	3,436,110

(1)	The above figures are results from acceptance of requests for purchasing less-than-a-full-unit-shares.
(2)	The above figures do not include those purchased from June 1, 2013 to the reporting date of this annual report.

(4) Disposal and retention of repurchased stock

	Year ended March 31, 2013		Stock repurchased during the period
	Number of shares	Total amount of disposal (yen)	Number of shares	Total amount of disposal (yen)
Disposal through offering	—	—	—	—
Cancellation	—	—	—	—
Transfer through merger, share exchange and corporate division	—	—	—	—
Others(1)	47,336,501	29,508,857,443	24,067,080	16,224,516,330
Treasury stocks	108,435,696	—	124,372,945	—

(1)	Others are for purchasing less-than-a-full-unit-shares and disposal for exercise of stock acquisition rights.
(2)	The above figures do not include those purchased or disposed from June 1, 2013 to the reporting date of this annual report.

3. Dividend Policy

The Company seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business. It reviews its capital sufficiency as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

The Company believes that raising shareholder value over the long term and paying dividends are essential to rewarding shareholders. It will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

However, dividend payments for period will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

The payment frequency is semi-annual in principle (record dates: September 30 and March 31).

Pursuant to Article 459 (1) of Companies Act of Japan, in the Company’s Articles of Incorporation, the Company established the capability to declare dividends from retained earnings by decision of the Board of Directors based on the record dates of June 30, September 30, December 31, and March 31 of each year.

As for retained earnings, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize shareholder value, while giving due regard to potential regulatory changes as mentioned above.

(Dividends for the year ended March 31, 2013)

In line with its dividend policy for the year ended March 31, 2013, the Company paid a dividend of 2 yen per share to shareholders of record as of September 30, 2012. Based on the same dividend policy, we paid a dividend of 6 yen per share to shareholders of record as of March 31, 2013. As a result, the annual dividend totaled 8 yen per share.

The details of dividends from retained earnings in the year ended March 31, 2013 are as follows.

Decision date	Record date	Total dividend value (millions of yen)	Dividend per share (yen)
Board of Directors October 29, 2012	September 30, 2012	7,397	2.00

Board of Directors April 26, 2013	March 31, 2013	22,285	6.00

4. Stock Price History

(1) Annual Highs and Lows in the last five years

Fiscal Year	105th	106th	107th	108th	109th
Year Ending:	March 31, 2009	March 31, 2010	March 31, 2011	March 31, 2012	March 31, 2013
High (Yen)	1,918	934	717	436	608
Low (Yen)	403	498	361	223	241

Prices on the first section of Tokyo Stock Exchange

(2) Monthly Highs and Lows in the last six months

Month	October 2012	November 2012	December 2012	January 2013	February 2013	March 2013
High (Yen)	296	353	505	533	564	608
Low (Yen)	261	279	335	463	507	533

Prices on the first section of Tokyo Stock Exchange

6. Status of Corporate Governance and Other

(1) Corporate Governance

Fundamental concept of corporate governance

The Company recognizes that enhancement of corporate governance is one of the top priorities for the Company to achieve its management visions “to enhance corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including that of shareholders and clients.” On this basis, the Company is committed to strengthening and to improving its governance framework by pursuing transparency in the Company’s management and expediting the decision-making process within the Nomura Group.

The Company has proactively engaged in establishing a governance framework to ensure transparency in the Company’s management. Among other endeavors, when the Company adopted a holding company structure and was listed on the New York Stock Exchange (NYSE) in 2001, the Company installed Outside Directors and established an Internal Controls Committee, a Compensation Committee (comprised of a majority of Outside Directors) and an Advisory Board of eminent persons from outside the Company, and further improved its information disclosure system. In addition, in 2003, the Company further strengthened and increased the transparency of the Company’s oversight functions by adopting the Committee System, a system in which management oversight and business execution functions are clearly separated, and established the Nomination, Audit and Compensation Committees, and the majority of the members of each committee are Outside Directors. At the same time, considerable authority for the execution of business functions has been delegated to the Company’s Executive Officers to expedite the decision-making process within the Nomura Group.

In addition, the Company is striving to fulfill its responsibility to all stakeholders by establishing the “Code of Ethics of Nomura Group” in 2004, which specifies matters to be observed by each director, officer and employee of the Nomura Group with respect to corporate governance and corporate social responsibility.

The latest information on the Company’s corporate governance status is disclosed in the “Corporate Governance Report” submitted to the stock exchange, which can also be accessed from the Company’s website (http://www.nomuraholdings.com/investor/).

Summary of the corporate governance structure and reasons for adopting such structure

The Company is a company with a Committee System. The Company determined that the Committee System is the most suitable form of corporate governance at this point in time for the reasons below.

The Committee System clearly separates management oversight and business execution functions. The Committee System expedites the decision-making process by broadly delegating authority for the execution of business functions from the Board of Directors to the Executive Officers. Further, the Committee System enhances management oversight and increases transparency by establishing the Nomination, Audit and Compensation Committees, and the majority of the members of each committee are Outside Directors. Among the various organizational structures the Company could have chosen to adopt, the Company believes that the Committee System is the most compatible with the corporate governance standards which form a part of the NYSE (which the company is listed on) Listed Company Manual.

The outline of the Company’s Corporate Governance Structure is as follows:

<The Board of Directors and Committees>

Aiming for transparent management under oversight with an emphasis on external perspective, six out of the eleven Directors of the Company’s Board of Directors are Outside Directors. The Outside Directors, by applying their extensive experience and comprehensive knowledge, and through their activities at the Board of Directors and each of the Nomination, Audit and Compensation Committees, monitor management decisions on significant issues and business execution.

As an entity that has adopted the Committee System, the Board of Directors and the Audit Committee perform the central role in management oversight functions within the Company. The Chair of the Board of Directors is held by a Director who is not concurrently serving as an Executive Officer, allowing the Board of Directors to better oversee the business conducted by the Executive Officers. The Audit Committee is chaired by an Outside Director, making its independence from the management even clearer.

The overview of the roles and members, etc., of each Committee are as follows:

(1) Nomination Committee

This Committee is a statutory organ which determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders. The three members of the committee are elected by the Board of Directors. The current members of this Committee are: Nobuyuki Koga, a Director not concurrently serving as an Executive Officer, and Outside Directors Masahiro Sakane and Takao Kusakari. This Committee is chaired by Nobuyuki Koga.

The Committee’s decisions are based on determined standards relating to personality, insight, expertise and experience in corporate management, independence and others. The Company’s “Independence Criteria for Outside Directors” is set forth below. In addition, as none of the Outside Directors fall under the categories for which independence is considered suspect, and since none of the Outside Directors have conflicts of interests with the shareholders, the Company has reported that each of its six outside Directors are independent directors in the Company’s submission to the Exchange.

“Independence Criteria for Outside Directors of Nomura Holdings, Inc.”

Outside Directors of Nomura Holdings, Inc. (the “Company”) shall satisfy the requirements set forth below to maintain their independence from the Nomura Group.

1.	The person, currently, or within the last three years, shall not correspond to a person listed below.

(1)	Person Related to the Company

A person satisfying any of the following requirements shall be considered a Person Related to the Company:

•	Executive (*1) of another company where any Executive of the Company serves as a director or officer of that company;

•	Partner of the Company’s accounting auditor or employee of such firm who works on the Company’s audit.

•	Major shareholder (directly or indirectly holding more than 10% of the voting rights) or Executive of the Company; or

(2)	Executive of a Major Lender (*2) of the Company.

(3)	Executive of a Major Business Partner (*3) of the Company (including Partners, etc.).

(4)	A person receiving compensation from the Nomura Group of more than 10 million yen per year, excluding director/officer compensation.

(5)	A person executing the business of an institution receiving more than a Certain Amount of Donation (*4) from the Company.

2.	The person’s immediate family members (second degree of kinship) or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):

(1)	Executive of the Nomura Group; or

(2)	A person identified in any of subsections (1) ~ (5) in Section 1 above.

(Notes)

*1:	Executive shall mean Executive Directors (gyoumu shikkou torishimariyaku), Executive Officers (shikkouyaku) and important employees (jyuuyou na shiyounin), including Senior Managing Directors (shikkouyakuin), etc.
*2:	Major Lender shall mean a lender from whom the Company borrows an amount equal to or greater than 2% of the consolidated total assets of the Company.

*3:	Major Business Partner shall mean a business partner whose transactions with the Company exceed 2% of such business partner’s consolidated gross revenues in the last completed fiscal year
*4:	Certain Amount of Donation shall mean a donation that exceeds 10 million yen per year that is greater than 2% of the donee institution’s gross revenues or ordinary income.

(2) Audit Committee

This Committee is a statutory organ which (i) audits the execution by the Directors and Executive Officers of their duties and the preparation of audit reports and (ii) determines the details of proposals concerning the election, dismissal, and non-reappointment of the independent auditors to be submitted to general meetings of shareholders. The three members of the Committee are elected by the Board of Directors. The current members of the Committee are: Outside Directors Tsuguoki Fujinuma and Toshinori Kanemoto, and Hiroyuki Suzuki, a Director not concurrently serving as an Executive Officer. This Committee is chaired by Tsuguoki Fujinuma. All members satisfy requirements for independent directors as defined in the Sarbanes-Oxley Act of 2002, and Tsuguoki Fujinuma is a Financial Expert under this Act and has comprehensive knowledge in the areas of finance and accounting.

(3) Compensation Committee

This Committee is a statutory organ which determines the Company’s policy with respect to the determination of the details of each Director and Executive Officer’s compensation. The committee also determines the details of each Director and Executive Officer’s actual compensation. The three members of the committee are elected by the Board of Directors. The current members of this committee are: Nobuyuki Koga, a Director not concurrently serving as an Executive Officer, and Outside Directors Masahiro Sakane and Takao Kusakari. This Committee is chaired by Nobuyuki Koga.

<Business Execution Framework>

The Board of Directors has broadly delegated to the Executive Officers decision making authority for business execution functions to ensure that the Executive Officers can execute the Company’s business with speed and efficiency. Among the matters delegated to the Executive Officers by resolutions adopted by the Board of Directors, the most important matters of business must be deliberated and decided by specific management bodies within the Company including the Executive Management Board, the Group Integrated Risk Management Committee, and the Internal Controls Committee. These management bodies are required to report to the Board of Directors on the status of their deliberations at least once every three months. The roles and members of each management body are outlined below.

(1) Executive Management Board

This Board is chaired by the Group Chief Executive Officer (“Group CEO”) and also consists of the Group Chief Operating Officer (“Group COO”), Division CEOs (responsible for execution of business in each division) and other persons designated by the Group CEO. The Executive Management Board deliberates and determines management strategies, business plans, budgets, allocation of management resources, and other important matters related to the management of the Nomura Group.

(2) Group Integrated Risk Management Committee

This committee is chaired by the Group CEO and also consists of the Group COO, Division CEOs and the Chief Risk Officer of the Nomura Group and other persons designated by the Group CEO. The Executive Management Board has delegated authority to the Group Integrated Risk Committee to deliberate and determine important matters concerning enterprise risk management of the Nomura Group. Please refer to Item 2. Operating and Financial Review “(4) Quantitative and Qualitative Disclosures about Market Risk” of the Section 6. “Operating and Financial Analysis” for other information relating to the status of the risk management system

(3) Internal Controls Committee

This committee is chaired by the Group CEO, any person(s) designated by the Group CEO, an Audit Committee member elected by the Audit Committee, and a Director elected by the Board of Directors. The Internal Controls Committee deliberates and decides upon principal matters related to the maintenance and assessment of internal controls with respect to the Nomura Group’s business operation systems, and matters related to the promotion of proper corporate behavior throughout the Nomura Group.

In order to further bolster the Company’s business execution framework for financial operations that are becoming increasingly sophisticated and specialized, the Company utilizes a system whereby the Executive Officers delegate a part of their authority for business execution decisions to Senior Managing Directors, who focus on individual business line activities.

In addition to the above, an “Advisory Board”, consisting of eminent managers, has been established as a consultative panel for the Executive Management Board to utilize outside opinions in planning the Company’s management strategies.

Status of the Internal Controls System

The Company is committed to strengthening and improving its internal controls system in order to promote proper corporate behavior throughout the Nomura Group, from the viewpoints of ensuring management transparency and efficiency, complying with laws and regulations, controlling risks, ensuring the reliability of business and financial reports and fostering the timely and appropriate disclosure of information. The internal controls system implemented in the Company has been implemented based on a resolution adopted by the Board of Directors under the title “Structures for Ensuring Appropriate Operations at Nomura Holdings, Inc.”

Organization, personnel and procedures for internal audits and audits by the Audit Committee/Cooperation in conducting internal audits, audits by the Audit Committee and accounting audits, and their relationship with the Internal Audit Department.

The Company established an Office of Audit Committee to support the Audit Committee. Either the Audit Committee or an Audit Committee member elected by the Audit Committee performs personal evaluations of the staff employees working in the Office of Audit Committee, and the consent of either the Audit Committee or an Audit Committee member elected by the Audit Committee is required for recruitments, transfers, and discipline of employees serving in the Office of Audit Committee. Further, in order to increase the effectiveness of audit work, a non-executive full-time Director familiar with the business and organization of Nomura Group may be appointed as an Audit Mission Director as necessary.

Further, in order to ensure effective and adequate internal controls, the Group Internal Audit Department which is independent from the business execution functions, and other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Company and its subsidiaries. The implementation status of the internal audit is reported to the Internal Controls Committee, which includes a member of the Audit Committee, and the matters discussed at the Internal Controls Committee are also reported to the Board of Directors. Results of individual internal audits are also reported periodically (monthly as a general rule) to the Audit Committee by the Group Internal Audit Department.

In addition, to strengthen the independence of the internal audit sections from the business execution functions, implementation plans and formulation of the budget of the Internal Audit Division, as well as the election and dismissal of the Head of the Internal Audit Division require the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee. Audit Committee members may recommend to Executive Officers changes to the implementation plan, additional audit procedures or improvement plan preparations.

The Audit Committee has the authority to approve the accounting auditor’s annual audit plan , hear reports and explanations regarding the accounting audit from the accounting auditor at least once each quarter, exchange information from time to time with the accounting auditor, audit the method and result of the accounting auditor’s audits in view of the appropriateness thereof and examine the relevant financial statements, etc. In addition, audit fees to be paid to the accounting auditor are approved by the Audit Committee upon an explanation from the CFO. Furthermore, regarding services rendered by the accounting auditor and its affiliates’ to the Company and its subsidiaries and the fees to be paid, the Company has a procedure for deliberation and prior approval by the Audit Committee upon the request of the CFO, pursuant to the U.S. Sarbanes-Oxley Act of 2002 and the relevant rules of the U.S. Securities and Exchange Commission.

3. Status of Improvement of the Risk Management System

Please refer to Item 2. Operating and Financial Review “(4) Quantitative and Qualitative Disclosures about Market Risk” of the section “6. Operating and Financial Analysis”.

4. Compensation

The overview of Nomura Group’s compensation framework is as follows:

(1) Compensation policy

We have developed our compensation policy for both executives and employees of Nomura Group to enable us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation. Our compensation policy is based around the following six key themes. It aims to:

1.	align with Nomura values and strategies;

2.	reflect firm, division and individual performance;

3.	establish appropriate performance measurement with a focus on risk;

4.	align employee and shareholder interests;

5.	establish appropriate compensation structures; and

6.	ensure robust governance and control processes.

(2) Compensation governance

The Compensation Committee of Nomura, which is a statutory committee, is responsible for approving our overall compensation policy and for ensuring that Nomura Group’s compensation framework supports our business strategy.

The Company has delegated authority to the Human Resources Committee (“HRC”) to develop and to implement Nomura Group’s compensation policy. The HRC’s responsibilities include:

•

approving the compensation framework, while taking into account necessary factors to ensure that all staff, including members of executive management, are provided with appropriate incentives to enhance their performance and are rewarded for their individual contributions to the success of our business globally,

•	approving the total bonus pool and its allocation to each business,

•	reviewing the performance measures of senior executives to ensure that compensations reflect the performance of both individuals and our business globally,

•	continually reviewing the appropriateness and relevance of the compensation policy and

•	approving any major changes in employee benefits structures globally.

Current members include the Group CEO (as Chairman of the Committee), Group COO, CFO, Chief Risk Officer (CRO), Chief of Staff and heads of Human Resources.

(3) Nomura’s compensation framework

The outline of our compensation framework is as follows:

Compensation Components	Purposes	Specific Elements
Fixed Compensation	• Rewards individuals for their knowledge, skills, competencies and experiences • Reflects local labor market standards	• Base salary
	• Reflects practices of local labor markets to deliver allowances as a part of fixed compensation to individuals	• Housing allowances • Overtime pay

Variable Compensation

•     Rewards team and individual performances, and their contribution to results as well as strategic and future value

•     Reflects appropriate internal and market-based comparisons

•     Reflects broad view on compensation, including individual performances, approaches to risk, compliance and cross divisional cooperation

• Cash bonuses • Deferred compensation

Note: Benefits are driven by local market regulations and practices, and are not included in the above.

(4) Outline of variable compensations

Cash bonuses

A proportion of the variable compensation is delivered in the form of a cash payment following the end of the fiscal year. Individuals with higher levels of compensation receive a lower proportion in cash. This is in line with regulatory guidance, and while the policy is global in application, specific local regulatory requirements will be adhered to when deciding on proportions of cash bonuses.

Deferred compensation

Certain senior management and employees whose compensation is above a certain level receive a portion of their variable compensation in the form of deferred compensation vehicles. By linking the economic value to Nomura’s stock price or imposing certain vesting periods in place, such plans will:

•	align employee interest with that of shareholders;

•	increase employee retention through providing opportunities to grow personal wealth over certain period from the grant to vesting; and

•	encourage cross-divisional and cross-regional collaboration by focusing individuals on a common goal of the long-term increase in corporate value.

With these benefits, deferred compensation plans are also recommended by regulators of key jurisdictions in which we operate.

The deferral period for our deferred compensation plans is three or more years in principle. This is in line with the “Principles for Sound Compensation Practices” issued by the FSB, which recommends, among others, a deferral period of three or more years.

In addition, deferred compensation shall be reduced or forfeited in case of:

•	voluntary resignation

•	material restatement in financial statements

•	material violation of policies of Nomura; and

•	material detriment to the business or reputation of Nomura.

Also, deferred compensations for the fiscal year ended March 31, 2013 granted to senior management and employees who receive a certain level of compensations shall be reduced or forfeited in case of a material downturn in performance of Nomura and/or a material failure of risk management.

Nomura has 1. Core deferral plans, 2. Supplemental deferral plans and 3. Multi-Year Performance Deferral plan as its deferred compensation.

1. Core deferral plans

(a) Stock Acquisition Right (“SAR”) Plan

Nomura has issued the following two types of SARs.

•	SAR Plan A

Options are awarded with an exercise price higher than Nomura’s stock price on the date of grant. There is a certain period set between the date of grant and the date of vesting. They are qualified as SARs under Japanese taxation laws and therefore have been issued mainly to employees in Japan.

•	SAR Plan B

This plan is intended to offer a similar economic effect as restricted stock, as commonly used in the U.S. and Europe. Options are granted with an exercise price of ¥1 per share. There is a certain period set between the date of grant and the date of vesting.

(b) Notional Stock Unit (“NSU”) Plan

This is a cash-settled plan that has been designed to replicate the key features of the SAR Plan B described above. This allows equity-linked awards to be made in countries where SARs are less favorably treated from tax or other perspectives.

2. Supplemental deferral plans

We also introduced the following deferral plans for the fiscal year ended March 31, 2011. These plans were offered to certain senior management and employees in addition to the Core deferral plans. The plans reinforce our goals of retaining and motivating our key talent in the competitive market place.

(a) Collared Notional Stock Unit (“CSU”) Plan

This plan is linked to the value of the Nomura’s stock price subject to a cap and a floor.

(b) Notional Indexed Unit (“NIU”) Plan

This plan is linked to a world stock index quoted by Morgan Stanley Capital International. Other material terms, including deferral period and vesting conditions, are the same as those for CSUs.

3. Multi-Year Performance Deferral (“MYPD”) plan

We also introduced MYPD as a part of deferred compensation for the fiscal year ended March 31, 2012 to senior management and employees with certain responsibilities. Number of units to be granted upon achieving a certain performance target is notified to applicable candidates in advance. At the end of a 2 year performance period, number of units is adjusted, subject to a degree of achievement, and granted in the form of Plan B SARs or NSUs. In case of performance below certain levels, no SARs or NSUs will be granted.

(5) Consistency with risk management and linkage to performance

In determining the aggregate compensation, Nomura considers the ratio of personnel expense against income (after a certain risk adjustment and before deduction of tax and personnel expenses). Risk adjustment of income is done by deducting a certain proportion of economic capital from each division’s revenue. Such economic capital comprehensively recognizes quantitatively assessed risks, and reflects various risks including market, credit, liquidity, and operational risks.

Nomura recognizes that its aggregate compensation maintains consistency with the current financial soundness and future prospects of Nomura, and that it does not have significant impact on capital adequacy in the future.

(6) Compensation for Directors and Executive Officers

Pursuant to the fundamental approach and framework of compensation as described above, and as a company which adopts the committee-based corporate governance system, the Compensation Committee of Nomura determines compensation of its Directors and Executive Officers in accordance with the applicable compensation policy.

1	Aggregate compensation

	Number of Directors or Executive Officers(1)	Millions of yen
		Year ended March 31, 2013
		Basic Compensation(2)	Bonus	Deferred Compensation(3)	Total
Directors	12	¥340	¥13	¥116	¥469
(Outside Directors)	(8)	(157)	(—)	(—)	(157)
Executive Officers	8	353	29	274	656

Total	20	¥693	¥42	¥390	¥1,125

(1)	Include 1 Director (including 1 Outside Director) and 3 Executive Officers who resigned in June and July 2012. There were 11 Directors and 5 Executive Officers as of March 31, 2013. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.
(2)	Basic compensation of ¥693 million includes other compensation (commuter pass allowance) of ¥1 million that has been provided.
(3)	Deferred compensation (such as stock options) granted during the year ended March 31, 2013 and prior is recognized as expense in the financial statements for the year ended March 31, 2013.
(4)	Subsidiaries of the Company paid ¥90 million to Outside Directors as compensation etc. for their directorship at those subsidiaries for the year ended March 31, 2013.
(5)	The Company abolished retirement bonuses to Directors in 2001.

2.    Individual compensation of Directors and Executive Officers receiving ¥100 million or more

			Millions of yen
Name	Company	Category	Fixed Remuneration (Basic Compensation)			Variable Compensation(1)			Total
			Base Salary	Equity Compensation (SARs)	Total	Cash Bonus	Deferred Compensation (SARs, etc.)	Total
Nobuyuki Koga	Nomura	Director	82	—	82	—	74	74	156
Koji Nagai	Nomura	Director, Representative Executive Officer (Group CEO)	65	12	77	—	89	89	166
Atsushi Yoshikawa	Nomura	Director, Representative Executive Officer (Group COO)	62	10	72	1	87	88	160
Toshio Morita	Nomura	Executive Officer	40	9	49	17	66	83	132
Toshihiro Iwasaki	Nomura	Executive Officer	60	13	73	6	41	47	120

(1)	Variable Compensation indicates the amount determined as remuneration based on the performance during the fiscal year ended March 31, 2013 (“this fiscal year”).

Status of Equity Investment

(1)	Equity investment not for pure investment purpose

Number of the different securities:	360 securities
Amount on balance sheet:	¥98,895 million

(2)	Equity investments not for pure investment purpose by security, number of shares, amount on balance sheet and holding purpose.

(Year ended March 31, 2012)

Name of security	Number of shares (‘000 shares)	Amount on balance sheet (Millions of yen)	Holding purpose
Toyota Motor Corporation	3,553	12,684	To enhance business relationship
DENTSU INC.	2,400	6,326	Same as above
Asahi Breweries, Ltd.	2,650	4,857	Same as above
Resona Holdings, Inc.	7,905	3,012	Same as above
The Chiba Bank, Ltd.	5,693	3,006	Same as above
HIROSE ELECTRIC CO., LTD.	300	2,607	Same as above
Benesse Holdings, Inc.	568	2,342	Same as above
The Gunma Bank, Ltd.	3,168	1,403	Same as above
The Shizuoka Bank, Ltd.	1,500	1,278	Same as above
Credit Saison Co., Ltd.	759	1,271	Same as above
Nankai Electric Railway Co., Ltd.	3,316	1,167	Same as above
The Hiroshima Bank, Ltd.	3,000	1,134	Same as above
Osaka Securities Exchange Co., Ltd.	2	1,103	Same as above
THE NISHI-NIPPON CITY BANK, LTD.	4,610	1,079	Same as above
SURUGA bank, Ltd.	1,136	960	Same as above
Takashimaya Company, Limited	1,379	947	Same as above
The Musashino Bank, Ltd.	313	892	Same as above
Mitsui Fudosan Co., Ltd.	516	817	Same as above
The Juroku Bank, Ltd.	2,617	746	Same as above
The Iyo Bank, Ltd.	934	685	Same as above
NIPPON EXPRESS CO., LTD.	2,060	665	Same as above
Heiwa Corporation	400	665	Same as above
Hokuhoku Financial Group, Inc.	4,132	653	Same as above
Nippon Television Network Corporation	42	555	Same as above
The Aomori Bank, Ltd.	2,040	522	Same as above
Sapporo Hokuyo Holdings, Inc	1,670	509	Same as above
The Awa Bank, Ltd.	1,000	508	Same as above
The Joyo Bank, Ltd.	1,298	492	Same as above
The Higo Bank, Ltd.	1,000	490	Same as above
Japan Securities Finance Co., Ltd.	1,010	484	Same as above

(Year ended March 31, 2013)

Name of security	Number of shares (‘000 shares)	Amount on balance sheet (Millions of yen)	Holding purpose
Toyota Motor Corporation	3,553	17,268	To enhance business relationship
DENTSU INC.	2,400	6,698	Same as above
Asahi Breweries, Ltd.	2,650	5,960	Same as above
Resona Holdings, Inc.	7,905	3,858	Same as above
The Chiba Bank, Ltd.	5,693	3,843	Same as above
HIROSE ELECTRIC CO., LTD.	300	3,813	Same as above
Benesse Holdings, Inc.	568	2,297	Same as above
The Gunma Bank, Ltd.	3,168	1,793	Same as above
SURUGA bank, Ltd.	1,136	1,726	Same as above
The Shizuoka Bank, Ltd.	1,500	1,590	Same as above
The Hiroshima Bank, Ltd.	3,000	1,380	Same as above
Mitsui Fudosan Co., Ltd.	516	1,362	Same as above
THE NISHI-NIPPON CITY BANK, LTD.	4,610	1,360	Same as above
Nankai Electric Railway Co., Ltd.	3,316	1,303	Same as above
Takashimaya Company, Limited	1,379	1,291	Same as above
The Musashino Bank, Ltd.	313	1,156	Same as above
The Juroku Bank, Ltd.	2,617	1,010	Same as above
NIPPON EXPRESS CO., LTD.	2,060	946	Same as above
SHOWA AIRCRAFT INDUSTRY CO., LTD.	834	862	Same as above
The Iyo Bank, Ltd.	934	830	Same as above
Hokuhoku Financial Group, Inc.	4,132	785	Same as above
Nippon Television Holdings, Inc.	548	772	Same as above
Heiwa Corporation	400	754	Same as above
Japan Securities Finance Co., Ltd.	1,010	731	Same as above
The Joyo Bank, Ltd.	1,298	684	Same as above
The Higo Bank, Ltd.	1,000	601	Same as above
The Awa Bank, Ltd.	1,000	584	Same as above
The Aomori Bank, Ltd.	2,040	583	Same as above
Osaka Securities Exchange Co., Ltd.	2,000	552	Same as above
Sapporo Hokuyo Holdings, Inc	1,670	529	Same as above

(3)	Equity investments for pure investment purpose

	Millions of yen
	Year ended March 31, 2012	Year ended March 31, 2013
	Total amount on balance sheet	Total amount on balance sheet	Total dividends received	Total gains on sale	Total gains on valuation
Non-listed securities	1,950	950	26	—	—
Listed securities	10,884	4,820	140	5,239	2,928

Regulations regarding the Number of Directors

The Company’s Articles of Incorporation provide for not more than 20 Directors.

Requirements for a Resolution to Appoint Directors

The Company’s Articles of Incorporation provide that a resolution for the appointment of Directors shall be adopted at a general meeting of shareholders with a vote in favor by a simple majority of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights. The Company’s Articles of Incorporation also provide that no cumulative voting shall be used for the appointment of Directors.

Requirements for a “Special” Resolution at the General Meeting of Shareholders

The Company’s Articles of Incorporation provide that any resolution under Article 309, Paragraph 2 of the Companies Act must be adopted with a vote in favor by 2/3 of the voting rights held by the shareholders at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights.

Decision-Making Body for Dividends, etc.

In order for the Company to return profit to the shareholders and execute capital policy by responding flexibly to changes in the business environment, the Company’s Articles of Incorporation provide that dividend distributions, etc., under Article 459, Paragraph 1 of the Companies Act must be approved by a resolution adopted by the Board of Directors, instead of a resolution adopted by the general meeting of shareholders, unless otherwise prescribed by law.

Release for Directors and Executive Officers

In order for the Directors and Executive Officers to perform their expected roles in the execution of their duties, the Company’s Articles of Incorporation provide that Directors (including former Directors) and Executive Officers (including former Executive Officers) can be released from Companies Act Article 423 Paragraph 1 liability by a resolution adopted by the Board of Directors pursuant to Article 426 Paragraph 1 of the Companies Act, up to the amount specified in applicable laws and regulations.

Limitation of Liability Agreement

The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (limitation of liability agreements) with each of the Outside Directors. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.

Preferred Stock

In order for the Company to secure flexibility of financing and to quickly respond to changes in the economic and business environments, the Company’s Articles of Incorporation enables the Company to issue preferred stock with no voting rights, in addition to common stock. The unit for preferred stock is 100 shares, which is the same as the unit for common stock. The shareholders of preferred stock may not exercise voting rights with regard to any proposals at a general meeting of shareholders, as long as such shareholders of the preferred stock receive preferred dividends that are paid in priority to the shareholders of the common stock.

As of the date of this report, the Company has only issued common stock.

Names of the certified public accountants who executed the audit work, name of the audit corporation to which the certified public accountants belong, and composition of the assistants assigned to the audit work

1. Names of the certified public accountants who executed the audit work and name of the audit corporation to which the certified public accountants belong

Designated and Operating Partner Tadayuki Matsushige	Ernst & Young ShinNihon LLC

Designated and Operating Partner Yuichiro Sakurai	Ernst & Young ShinNihon LLC

Designated and Operating Partner Noboru Miura	Ernst & Young ShinNihon LLC

Designated and Operating Partner Junko Kamei	Ernst & Young ShinNihon LLC

Personal profiles are not provided, as none of the above accountants have records of more than seven years of continuous service as auditors of the Company.

2. Composition of the assistants assigned to the audit work

Certified public accountants:	twenty four (24) persons

Others:	seventy one (71) persons

Others include junior accountants, those who passed the Certified Public Accountant Examination and system auditors.

(2) Audit fees, etc

1. Details of fees to Ernst & Young ShinNihon LLC

	Year ended March 31, 2012		Year ended March 31, 2013
	Audit	Non-audit	Audit	Non-audit
	(in millions of yen)
Company	¥766	¥60	¥835	¥49
Consolidated subsidiaries	527	112	540	155

Total	¥1,293	¥172	¥1,375	¥204

2. Details of significant fees to Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC

Ernst & Young ShinNihon LLC is a member firm of Ernst & Young. Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC also provide a various type of services, such as audit services, audit-related services, tax services and other services with the Company and its consolidated subsidiaries. The following table presents information about fees for those services provided by Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC.

	Millions of yen	Millions of yen
	Year ended March 31, 2012	Year ended March 31, 2013
Audit Fees	¥1,649	¥1,410
Audit-Related Fees	126	19
Tax Service Fees	127	55
Other Fees	100	735

Total	¥2,002	¥2,219

3. Details of non-audit services provided by Ernst & Young ShinNihon for the Company

Ernst & Young ShinNihon LLC provides certain non-audit services, such as, accounting advice and comfort letter, which are not included in the scope of services prescribed in Article 2, Paragraph 1 of Certified Public Accountants Act, with the Company.

4. Approval of audit fees

Our Audit Committee is to agree on audit fee level for Ernst & Young ShinNihon LLC after receiving the explanation from our Chief Financial Officer (“CFO”). With respect to non-audit services to be provided by Ernst & Young ShinNihon LLC, Ernst & Young and its member firm companies, our Audit Committee receives the application from our CFO and makes the pre-approval decision on these services after reviewing the details and estimated fee levels for each engagement, pursuant to its internal policies.

Item 5. Financial Information

1. Preparation Method of Consolidated Financial Statements and Unconsolidated Financial Statements

(1)	Pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statements were prepared in accordance with the accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)	The consolidated financial statements were prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustment has been made to comply with above-mentioned principles in (1).

(3)	The unconsolidated financial statements of the Company were prepared based on the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No.59, 1963) (the “Regulations”) and Article 2 of the Regulation.

2. Audit Certificate

Under Article No.193-2-1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed audits of the consolidated and unconsolidated financial statements for the previous period (from April 1, 2011 to March 31, 2012) and for the current period (from April 1, 2012 to March 31, 2013).

3. Specific efforts to ensure the appropriateness of the consolidated financial statements

The Company makes specific efforts to ensure the appropriateness of its consolidated financial statements. Certain internal structures are in place for ensuring the Company’s correct understanding of the accounting standards and the ability to accurately deal with any changes in the standards as well as for maintaining the completeness and appropriateness in disclosure in relation to any significant information which is subject to disclosure requirements.

1. Consolidated Financial Statements and Other

(1) Consolidated Financial Statements

NOMURA HOLDINGS, INC.

1. CONSOLIDATED BALANCE SHEETS

		Millions of yen
		March 31
	Notes	2012	2013
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥1,070,520	¥805,087
Time deposits		653,462	577,921
Deposits with stock exchanges and other segregated cash		229,695	269,744

Total cash and cash deposits		1,953,677	1,652,752

Loans and receivables:	*9
Loans receivable (including ¥¥458,352 million and ¥524,049 million measured at fair value by applying the fair value option in 2012 and 2013, respectively)	*2	1,293,372	1,575,494
Receivables from customers		58,310	63,792
Receivables from other than customers		864,629	992,847
Allowance for doubtful accounts		(4,888)	(2,258)

Total loans and receivables		2,211,423	2,629,875

Collateralized agreements:
Securities purchased under agreements to resell (including ¥752,407 million and ¥997,788 million measured at fair value by applying the fair value option in 2012 and 2013, respectively)	*2	7,662,748	8,295,372
Securities borrowed		6,079,898	5,819,885

Total collateralized agreements		13,742,646	14,115,257

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥4,732,118 million and ¥7,707,813 million in 2012 and 2013, respectively; including ¥16,548 million and ¥19,970 million measured at fair value by applying the fair value option in 2012 and 2013, respectively)	*2, 3	13,921,639	17,037,191
Private equity investments (including ¥53,635 million and ¥44,134 million measured at fair value by applying the fair value option in 2012 and 2013, respectively)	*2, 4	201,955	87,158

Total trading assets and private equity investments		14,123,594	17,124,349

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,804 million and ¥355,831 million in 2012 and 2013, respectively)		1,045,950	428,241
Non-trading debt securities	*2, 7	862,758	920,611
Investments in equity securities	*2	88,187	123,490
Investments in and advances to affiliated companies	*9, 21	193,954	345,705
Other ((including ¥1,627 million and ¥1,632 million measured at fair value by applying the fair value option in 2012 and 2013, respectively)	*2, 7, 12	1,475,123	602,159

Total other assets		3,665,972	2,420,206

Total assets		¥35,697,312	¥37,942,439

The accompanying notes are an integral part of these consolidated financial statements.

		Millions of yen
		March 31
	Notes	2012	2013
LIABILITIES AND EQUITY
Short-term borrowings (including ¥153,497 million and ¥77,036 million measured at fair value by applying the fair value option in 2012 and 2013, respectively)	*2, 13	¥1,185,613	¥738,445
Payables and deposits:
Payables to customers		764,857	476,705
Payables to other than customers		767,860	864,962
Deposits received at banks		904,653	1,072,134

Total payables and deposits		2,437,370	2,413,801

Collateralized financing:
Securities sold under agreements to repurchase (including ¥307,083 million and ¥264,767 million measured at fair value by applying the fair value option in 2012 and 2013, respectively)	*2	9,928,293	12,444,317
Securities loaned		1,700,029	2,158,559
Other secured borrowings		890,952	806,507

Total collateralized financing		12,519,274	15,409,383

Trading liabilities	*2, 3	7,495,177	8,491,296
Other liabilities (including ¥4,246 million and ¥2,360 million measured at fair value by applying the fair value option in 2012 and 2013, respectively)	*2, 12	1,165,901	978,163
Long-term borrowings (including ¥1,925,421 million and ¥1,664,536 million measured at fair value by applying the fair value option in 2012 and 2013, respectively)	*2, 13	8,504,840	7,592,368

Total liabilities		33,308,175	35,623,456

Commitments and contingencies	*22
Equity:	*19
Nomura Holdings, Inc (“NHI”) shareholders’ equity:
Common stock
No par value shares Authorized—6,000,000,000 shares in 2012 and 2013 Issued—3,822,562,601 shares in 2012 and 2013 Outstanding—3,663,483,895 shares in 2012 and 3,710,960,252 shares in 2013		594,493	594,493
Additional paid-in capital		698,771	691,264
Retained earnings		1,058,945	1,136,523
Accumulated other comprehensive income (loss)		(145,149)	(57,395)

Total NHI shareholder’s equity before treasury stock		2,207,060	2,364,885
Common stock held in treasury, at cost—159,078,706 shares in 2012 and 111,602,349 shares in 2013		(99,819)	(70,514)

Total NHI shareholders’ equity		2,107,241	2,294,371

Noncontrolling interests		281,896	24,612
Total equity		2,389,137	2,318,983

Total liabilities and equity		¥35,697,312	¥37,942,439

The accompanying notes are an integral part of these consolidated financial statements.

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs. See Note 8 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31
	2012	2013
Cash and cash deposits	¥52	¥13
Trading assets and private equity investments	999	695
Other assets	555	93

Total assets	¥1,606	¥801

Trading liabilities	¥42	¥21
Other liabilities	35	11
Borrowings	992	458

Total liabilities	¥1,069	¥490

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

2. CONSOLIDATED STATEMENTS OF INCOME

		Millions of yen
		Year ended March 31
	Notes	2012	2013
Revenue:
Commissions		¥347,135	¥359,069
Fees from investment banking		59,638	62,353
Asset management and portfolio service fees		144,251	141,029
Net gain on trading	*2, 3	272,557	367,979
Gain on private equity investments		25,098	8,053
Interest and dividends		435,890	394,007
Gain (loss) on investments in equity securities		4,005	38,686
Other	*11	563,186	708,767

Total revenue		1,851,760	2,079,943
Interest expense		315,901	266,312

Net revenue		1,535,859	1,813,631

Non-interest expenses:
Compensation and benefits		534,648	547,591
Commissions and floor brokerage		93,500	91,388
Information processing and communications		177,148	179,904
Occupancy and related depreciation		100,891	91,545
Business development expenses		48,488	49,010
Other	*11	496,227	616,463

Total non-interest expenses		1,450,902	1,575,901

Income before income taxes		84,957	237,730

Income tax expense	*18	58,903	132,039

Net income		¥26,054	¥105,691

Less: Net income (loss) attributable to noncontrolling interests		14,471	(1,543)

Net income attributable to NHI shareholders		¥11,583	¥107,234

		Yen
Per share of common stock:	*14
Basic—
Net income attributable to NHI shareholders per share		¥3.18	¥29.04

Diluted—
Net income attributable to NHI shareholders per share		¥3.14	¥28.37

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

3. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2012	2013
Net income	¥26,054	¥105,691
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(13,801)	74,301
Defined benefit pension plans:
Pension liability adjustment	(4,203)	8,702
Deferred income taxes	1,548	(3,007)

Total	(2,655)	5,695

Non-trading securities:
Net unrealized gain on non-trading securities	1,339	17,283
Deferred income taxes	(498)	(4,650)

Total	841	12,633

Total other comprehensive income (loss)	(15,615)	92,629

Comprehensive income	10,439	198,320
Less: Comprehensive income attributable to noncontrolling interests in subsidiaries	14,309	3,332

Comprehensive income (loss) attributable to NHI shareholders	¥(3,870)	¥194,988

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

4. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2012	2013
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	646,315	698,771
Issuance of common stock	30,356	—
Gain (loss) on sales of treasury stock	719	(1,798)
Issuance and exercise of common stock options	19,466	(5,700)
Purchase / sale of subsidiary shares, net	1,915	(9)

Balance at end of year	698,771	691,264

Retained earnings
Balance at beginning of year	1,069,334	1,058,945
Net income attributable to NHI shareholders	11,583	107,234
Cash dividends	(21,972)	(29,656)

Balance at end of year	1,058,945	1,136,523

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(97,426)	(110,652)
Net change during the year	(13,226)	71,777

Balance at end of year	(110,652)	(38,875)

Defined benefit pension plans
Balance at beginning of year	(32,270)	(35,132)
Pension liability adjustment	(2,862)	6,614

Balance at end of year	(35,132)	(28,518)

Non-trading securities
Balance at beginning of year	—	635
Net unrealized gain on non-trading securities	635	9,363

Balance at end of year	635	9,998

Balance at end of year	(145,149)	(57,395)

Common stock held in treasury
Balance at beginning of year	(97,692)	(99,819)
Repurchases of common stock	(8,944)	(7)
Sales of common stock	1	1
Common stock issued to employees	6,693	29,507
Other net change in treasury stock	123	(196)

Balance at end of year	(99,819)	(70,514)

Total NHI shareholders’ equity
Balance at end of year	2,107,241	2,294,371

Noncontrolling interests
Balance at beginning of year	8,882	281,896
Cash dividends	(2,760)	(3,422)
Net income attributable to noncontrolling interests	14,471	(1,543)
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	(575)	2,524
Net unrealized gain on non-trading securities	206	3,270
Pension liability adjustment	207	(919)
Purchase / sale of subsidiary shares, net	271,515	(247,782)
Other net change in noncontrolling interests	(10,050)	(9,412)

Balance at end of year	281,896	24,612

Total equity
Balance at end of year	¥2,389,137	¥2,318,983

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2012	2013
Cash flows from operating activities:
Net income	¥26,054	¥105,691
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	100,572	91,493
Stock option expenses	26,869	21,955
(Gain) loss on investments in equity securities	(4,005)	(38,686)
Equity in earnings of affiliates, net of dividends received	(969)	(13,003)
Loss on disposal of office buildings, land, equipment and facilities	5,351	17,641
Deferred income taxes	37,772	53,957
Changes in operating assets and liabilities:
Time deposits	(318,104)	137,526
Deposits with stock exchanges and other segregated cash	(39,225)	(9,461)
Trading assets and private equity investments	971,327	(1,448,489)
Trading liabilities	(1,058,445)	248,019
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	980,156	1,375,929
Securities borrowed, net of securities loaned	(508,844)	863,511
Other secured borrowings	(271,498)	(84,444)
Loans and receivables, net of allowance for doubtful accounts	28,933	(238,318)
Payables	218,915	(305,672)
Bonus accrual	(13,356)	31,415
Accrued income taxes, net	5,055	50,019
Other, net	104,305	(309,582)

Net cash provided by operating activities	290,863	549,501

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(182,568)	(271,975)
Proceeds from sales of office buildings, land, equipment and facilities	120,435	147,653
Payments for purchases of investments in equity securities	(138)	(319)
Proceeds from sales of investments in equity securities	5,485	3,741
Decrease in loans receivable at banks, net	30,591	22,189
Increase in non-trading debt securities, net	(968)	(54,237)
Business combinations or disposals, net	35,597	(5,919)
Decrease (increase) in investments in affiliated companies, net	2,146	(1,391)
Other, net	(638)	(228)

Net cash provided by (used in) investing activities	9,942	(160,486)

Cash flows from financing activities:
Increase in long-term borrowings	2,015,446	1,930,357
Decrease in long-term borrowings	(2,883,078)	(2,330,509)
Decrease in short-term borrowings, net	(56,383)	(416,174)
Increase in deposits received at banks, net	117,047	129,384
Proceeds from sales of common stock held in treasury	10	56
Payments for repurchases of common stock held in treasury	(8,287)	(7)
Payments for cash dividends	(29,066)	(14,730)

Net cash used in financing activities	(844,311)	(701,623)

Effect of exchange rate changes on cash and cash equivalents	(6,314)	47,175

Net decrease in cash and cash equivalents	(549,820)	(265,433)
Cash and cash equivalents at beginning of the year	1,620,340	1,070,520

Cash and cash equivalents at end of the year	¥1,070,520	¥805,087

Supplemental disclosure:
Cash paid during the year for—
Interest	¥338,802	¥296,643

Income tax payments, net	¥16,076	¥28,063

Non cash activities—

Business combinations:

Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥2,132,740 million and ¥1,784,621 million, respectively, for the year ended March 31, 2012.

Business dispositions:

Assets sold, excluding cash and cash equivalents, and debt assumed by the purchaser were ¥1,488,853 million and ¥1,166,556 million, respectively, for the year ended March 31, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of accounting and summary of accounting policies:

In December 2001, Nomura Holdings Inc. (“Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Therefore, the Company and other entities in which it has a controlling financial interest (hereinafter collectively referred to as “Nomura”) prepares its consolidated financial statements pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976) in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following paragraphs describe the major differences between U.S. GAAP which Nomura adopts and accounting principles generally accepted in Japan (“Japanese GAAP”) for the year ended March 31, 2013. Where the effect of these major differences are significant to Income before income taxes, Nomura discloses as (higher) or (lower) below the amount by which Income before income taxes based on U.S. GAAP was higher or lower than Japanese GAAP, respectively.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity and by identifying the primary beneficiary. Under Japanese GAAP, the scope of consolidation is determined by “Financial controlling model”, taking into account of factors other than ownership level of voting interest in an entity.

In addition, U.S. GAAP provides the definition of investment companies for which the audit and accounting guide applies, and these entities that are subject to such guide carry all of their investments at fair value, with changes in fair value recognized through the consolidated statement of operations. Under Japanese GAAP, under situations such as where a venture capital holds other companies’ shares for trading and investment promotion purposes, such companies are not considered as subsidiaries even if such shareholding otherwise meets the control criteria.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP applicable to broker-dealers, minority investments in equity securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in a separate component of net assets. Income before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥3,807 million (higher) and ¥37,685 million (higher) for the year ended March 31, 2012 and 2013, respectively.

Unrealized gains and losses on investment in equity securities for other than operating purposes—

Under U.S. GAAP applicable to broker-dealers, investments in equity securities for other than operating purposes are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in a separate component of net assets. Income before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥2,838 million (lower) and ¥5,765 million (higher) for the year ended March 31, 2012 and 2013, respectively. The investments in equity securities for other than operating purposes are included in Other assets-Other in the consolidated balance sheets.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP applicable to broker-dealers, unrealized gains and losses on non-trading debt securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of net assets. Income before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥8,169 million (higher) and ¥8,573 million (higher) for the year ended March 31, 2012 and 2013, respectively.

Retirement and severance benefit—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when such gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Further, U.S. GAAP requires recognition of the funded status of postretirement plans as an asset or a liability, measured as the difference between the fair value of the plan asset and the benefit obligation. Under Japanese GAAP, the gain or loss is amortized over a certain period regardless of the Corridor.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill must not be amortized and must be tested for impairment periodically. Under Japanese GAAP, goodwill must be amortized over certain periods within 20 years based on the straight-line method. Therefore, the difference compared with Japanese GAAP has an impact of ¥6,551 million (higher) and ¥1,815 million (lower) for the year ended March 31, 2012 and 2013 on Income before income taxes, respectively.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and the valuation adjustments of derivative contracts are recognized in the statements of operations or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and valuation adjustments of derivative contracts, net of tax are recognized in net assets as a separate item.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and liabilities which are otherwise not to be measured at fair value (“the fair value option”). If an entity elects the fair value option, changes in the fair value in subsequent reporting periods must be recognized through earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under Japanese GAAP, Income before income taxes does not reflect ¥7,197 million (lower) and ¥16,175 million (higher) for the year ended March 31, 2012 and 2013, respectively. In addition, non-marketable stocks which are valued at fair value in the consolidated financial statements shall be valued at cost except in case of impairment loss recognition under Japanese GAAP.

Offsetting of amounts related to certain contracts—

U.S. GAAP allows an entity that is party to a master netting arrangement to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Japanese GAAP does not allow such offsetting of amounts.

Stock issuance costs—

Under U.S. GAAP, the stock issuances costs are deducted from the capital. Under Japanese GAAP, the paid in amount before deduction of stock issuance costs is recorded as capital and the stock issuance costs are either immediately expensed at once or capitalized as deferred asset and amortized over up to three years.

Accounting for change in controlling interest in consolidated subsidiary’s shares—

Under U.S. GAAP, when the parent’s ownership interest decreases as a result of sales of the subsidiary’s common shares by the parent and such subsidiary becomes an equity method investee, the parent’s remaining investment in the former subsidiary is measured at fair value as of the date of loss of controlling interest and the related valuation gain or loss is recognized. Under Japanese GAAP, the remaining investment on the parent’s consolidated balance sheet is computed as the investment valuation amount computed under the equity method of accounting, which is equal to the sum of the carrying amount of investment in the equity method investee recorded in the parent’s stand-alone balance sheet and the result derived via multiplying the adjustments to such investment recorded during the period from the initial date of acquisition of subsidiary to the date of loss of control by the ratio of the remaining share holding percentage against the holding percentage prior to the loss of control.

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government clients on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura” within these consolidated financial statements.

Nomura operates its business through various divisions based upon the nature of specific products and services, its main client base and its management structure. Nomura reports operating results through three business segments: Retail, Asset Management and Wholesale.

In its Retail segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Asset Management segment, Nomura develops and manages investment trusts, and provides investment advisory services. In its Wholesale segment, Nomura is engaged in the sales and trading of debt and equity securities and currencies on a global basis to various institutions, provides investment banking services such as the underwriting of bonds and equities as well as mergers and acquisitions and financial advice and invests in private equity businesses and seeks to maximize returns on these investments by increasing the corporate value of investee companies.

Basis of presentation—

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.

These consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. The Company initially determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) under the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification™ (“ASC”) 810 “Consolidation” (“ASC 810”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs where Nomura is the primary beneficiary, which is where Nomura holds variable interests that provide power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, provided that Nomura is not acting as a fiduciary for other interest holders. For certain VIE entities that qualify as investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”) or for which it is industry practice to apply guidance consistent with the measurement principles in ASC 946, Nomura is the primary beneficiary when it holds interests that will absorb a majority of the expected losses or a majority of the expected residual returns of the entity, or both.

For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interests.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership) are accounted for under the equity method of accounting (“equity method investments”) and reported in Other assets—Investments in and advances to affiliated companies or at fair value by electing the fair value option permitted by ASC 825 “Financial Instruments” (“ASC 825”) and reported within Trading assets or Private equity investments or Other assets—Other. Investments undertaken by Nomura’s merchant banking business are reported within Private equity investments and Other assets—Other. Other investments are reported within Trading assets. Equity investments in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income.

Certain entities in which the Company has a financial interest are investment companies under ASC 946. These entities, including subsidiaries such as Nomura Principal Finance Co., Ltd. (“NPF”), carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd. (“NSC”), Nomura Securities International, Inc. (“NSI”) and Nomura International plc (“NIP”).

All material intercompany transactions and balances have been eliminated on consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Use of estimates—

In presenting these consolidated financial statements, management makes estimates regarding the valuation of certain financial instruments and investments, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in these consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates which could have a material impact on these consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

A significant amount of Nomura’s financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income. Use of fair value is either specifically required under U.S. GAAP or Nomura makes an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of a principal market, the most advantageous market for the relevant financial asset or financial liability. See Note 2 “Fair value measurements” for further information regarding how Nomura estimates fair value for specific types of financial instruments used in the ordinary course of business.

Private equity business—

Private equity investments are generally carried at fair value, with changes in fair value recognized through the consolidated statements of income. See Note 4 “Private equity business” for further information.

Transfers of financial assets—

Nomura accounts for the transfer of a financial asset as a sale when Nomura relinquishes control over the asset by meeting the following conditions: (a) the asset has been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the asset received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, if, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests held and (c) the transferor has not maintained effective control over the transferred asset.

In connection with its securitization activities, Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government and corporate securities and other types of financial assets. Nomura’s involvement with SPEs includes structuring and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets and does not consolidate the SPE. Nomura may obtain or retain an interest in the financial assets, including residual interests in the SPEs dependent upon prevailing market conditions. Any such interests are accounted for at fair value and reported within Trading assets in the consolidated balance sheets with the change in fair value reported within Revenue—Net gain on trading in the consolidated statements of income.

Foreign currency translation—

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported within Accumulated other comprehensive income (loss) in NHI shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to the consolidated statements of income.

Fee revenue—

Revenue—Commissions includes amounts charged for executing brokerage transactions accrued on a trade date basis and are included in current period earnings. Revenue—Fees from investment banking includes securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Revenue—Asset management and portfolio service fees are accrued over the period that the related services are provided or when specified performance requirements are met.

Trading assets and trading liabilities—

Trading assets and Trading liabilities primarily comprise debt and equity securities, derivatives and loans which are generally recognized on the consolidated balance sheets on a trade date basis and carried at fair value with changes in fair value reported within Revenue—Net gain on trading in the consolidated statements of income.

Collateralized agreements and collateralized financing—

Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financing consists of repurchase agreements, securities loaned and other secured borrowings.

Resale and repurchase agreements (“repo transactions”) principally involve the buying or selling of government and government agency securities under agreements with clients to resell or repurchase these securities to or from those clients. Repo transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities were originally acquired or sold with applicable accrued interest, as appropriate. Certain repo transactions are carried at fair value through election of the fair value option. No allowance for credit losses is generally recorded on repurchase agreements due to the strict collateralization requirements.

Repo transactions where the maturity of the security transferred as collateral matches the maturity of the repo transaction (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 “Transfers and Servicing” (“ASC 860”) are met. The amounts of securities derecognized from the consolidated balance sheets under repo-to-maturity transactions as of March 31, 2012 and March 31, 2013 were ¥39,797 million and nil, respectively.

Nomura also enters into Gensaki Repo transactions which are the standard type of repurchase transaction used in the Japanese financial market. Gensaki Repo transactions contain margin requirements, rights of security substitution, and certain restrictions on the client’s right to sell or repledge the transferred securities. Gensaki Repo transactions are accounted for as collateralized agreements or collateralized financing transactions and are recorded on the consolidated balance sheets at the amount that the securities were originally acquired or sold with applicable accrued interest, as appropriate.

Repo transactions (including Gensaki Repo transactions) are presented in the consolidated balance sheets net-by-counterparty, where offsetting is consistent with ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”).

Securities borrowed and securities loaned are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. Securities borrowed and securities loaned are generally cash collateralized and are recorded on the consolidated balance sheets at the amount of cash collateral advanced or received. No allowance for credit losses is generally recorded on securities borrowing transactions due to the strict collateralization requirements.

Nomura adopted Accounting Standard Update (“ASU”) No. 2011-03 “Reconsideration of Effective Control for Repurchase Agreements” (“ASU 2011-03”) from January 1, 2012 and certain Japanese securities lending transactions undertaken after adoption date were accounted for as secured borrowings rather than sales in these consolidated financial statements as the criteria for derecognition of the transferred financial assets under ASC 860 were no longer be met. The agreements governing these transactions included varying margining requirements, but the amount of cash Nomura borrows from its counterparties was typically less than the fair value of securities Nomura lends. The amount of the “haircut” was set by percentages agreed between the two parties. Following adoption of ASU 2011-03, the levels of cash collateral, haircuts and ongoing margining received by Nomura in these transactions are now irrelevant in determining whether these should be accounted for as sales or secured borrowings.

However, since the amendments were to be applied prospectively, any outstanding transactions as of adoption date continued to be reported as sales through until maturity.

The amounts of securities derecognized from the consolidated balance sheets under this type of securities lending transaction as of March 31, 2012 and March 31, 2013 were ¥1,930 million and ¥nil, respectively.

Other secured borrowings consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, and are recorded at contractual amounts due.

Trading balances of secured borrowings consist of liabilities related to transfers of financial assets that are accounted for as secured financing transactions rather than sales and are reported in the consolidated balance sheets within Long-term borrowings. The fair value option is generally elected for these transactions, which are carried at fair value on a recurring basis. See Note 8 “Securitizations and Variable Interest Entities” and Note 13 “Borrowings” for further information regarding these transactions.

All Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are reported parenthetically within Trading assets as Securities pledged as collateral in the consolidated balance sheets.

Derivatives—

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, for both trading and non-trading purposes. All freestanding derivatives are carried at fair value in the consolidated balance sheets and reported within Trading assets or Trading liabilities depending on whether fair value is positive or negative, respectively. Certain derivatives embedded in hybrid financial instruments such as structured notes and certificates of deposit are bifurcated from the host contract and are also carried at fair value in the consolidated balance sheets and reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract. Changes in fair value are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

Derivative assets and liabilities are presented in the consolidated balance sheets on a net-by-counterparty basis where offsetting is consistent with ASC 210-20. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively.

Trading

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value reported in the consolidated statements of income within Revenue—Net gain on trading.

Non-trading

In addition to its trading activities, Nomura uses derivative financial instruments for other than trading purposes such as to manage risk exposures arising from recognized assets and liabilities, forecasted transactions and firm commitments. Certain derivatives used for non-trading purposes are formally designated as fair value and net investment accounting hedges under ASC 815 “Derivatives and Hedging” (“ASC 815”).

Nomura designates derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities through the consolidated statements of income within Interest expense.

Derivative financial instruments designated as hedges of the net investment in foreign operations are linked to specific subsidiaries with non-Japanese yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss). Change in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate is excluded from the measure of hedge effectiveness and is reported in the consolidated statements of income within Revenue—Other. See Note 3 “Derivative Instruments and Hedging Activities” for further information.

Loans receivable—

Loans receivable are loans which management intends to hold for the foreseeable future. Loans receivable are either carried at fair value or at amortized cost. Interest earned on loans receivable is generally reported in the consolidated statements of income within Revenue—Interest and dividends.

Loans receivable carried at fair value

Certain loans which are risk managed on a fair value basis are carried at fair value through election of the fair value option. Nomura makes this election to mitigate volatility in the consolidated statements of income caused by the difference in measurement basis that would otherwise exist between the loans and the derivatives used to risk manage those loans. Changes in the fair value of loans receivable carried at fair value are reported in the consolidated statements of income within Revenue—Net gain on trading.

Loans receivable carried at amortized cost

Loans receivable which are not carried at fair value are carried at amortized cost. Amortized cost represents cost adjusted for deferred fees or costs, unamortized premiums or discounts on purchased loans and after deducting any applicable allowance for loan losses.

Loan origination fees, net of direct origination costs, are amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan. Net unamortized deferred fees and costs were ¥552 million and ¥406 million as of March 31, 2012 and March 31, 2013, respectively.

See Note 9 “Financing receivables” for further information.

Other receivables—

Receivables from customers include amounts receivable on client securities transactions and Receivables from other than customers include amounts receivable for securities not delivered to a purchaser by the settlement date, margin deposits, commissions, and net receivables arising from unsettled securities transactions. The net receivable arising from unsettled securities transactions reported within Receivables from other than customers was ¥nil and ¥258,604 million as of March 31, 2012 and March 31, 2013, respectively.

These amounts are carried at contractual amounts due less any applicable allowance for credit losses which reflects management’s best estimate of probable losses incurred within receivables which have been specifically identified as impaired. The allowance for credit losses is reported in the consolidated balance sheets within the Allowance for doubtful accounts.

Loan commitments—

Unfunded loan commitments are accounted for as either off-balance sheet instruments, or are carried at fair value on a recurring basis either as trading instruments or through election of the fair value option.

Loan commitments are generally accounted for in a manner consistent with the accounting for the loan receivable upon funding. Where the loan receivable will be classified as a trading asset or will be elected for the fair value option, the loan commitment is also generally held at fair value, with changes in fair value reported in the consolidated statements of income within Revenue—Net gain on trading. Loan commitment fees are recognized as part of the fair value of the commitment.

For loan commitments where the loan will be held for the foreseeable future, Nomura recognizes an allowance for credit losses which is reported within Other liabilities—other in the consolidated balance sheets which reflects management’s best estimate of probable losses incurred within the loan commitments which have been specifically identified as impaired. Loan commitment fees are generally deferred and recognized over the term of the loan when funded as an adjustment to yield. If drawdown of the loan commitment is considered remote, loan commitment fees are recognized over the commitment period as service revenue.

Payables and deposits—

Payables to customers include amounts payable on client securities transactions and are generally measured at contractual amounts due.

Payables to other than customers include payables to brokers and dealers for securities not received from a seller by the settlement date and net payables arising from unsettled securities transactions. Amounts are measured at contractual amounts due. The net payable arising from unsettled securities transactions reported within Payables to other than customers was ¥396,116 million and ¥nil as of March 31, 2012 and March 31, 2013, respectively.

Deposits received at banks represent amounts held on deposit within Nomura’s banking subsidiaries and are measured at contractual amounts due.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, held for use by Nomura are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are expensed as incurred in the consolidated statements of income.

The following table presents a breakdown of Office buildings, land, equipment and facilities as of March 31, 2012 and 2013.

	Millions of yen
	March 31
	2012	2013
Land	¥594,146	¥93,800
Office buildings	235,995	104,320
Equipment and facilities	60,840	52,644
Software	141,069	161,469
Construction in progress	13,900	16,008

Total	¥1,045,950	¥428,241

Depreciation and amortization charges are generally computed using the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. The estimated useful lives for significant asset classes are as follows:

Office buildings	5 to 50 years
Equipment and facilities	2 to 20 years
Software	Up to 5 years

Depreciation and amortization is reported within Non-interest expenses—Information processing and communications in the amount of ¥54,083 million and ¥55,992 million, and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥46,489 million and ¥35,501 million for the years ended March 31, 2012 and 2013, respectively.

Leases that involve real estate are classified as either operating or capital leases in accordance with ASC 840 “Leases” (“ASC 840”). Rent expense relating to operating leases is recognized over the lease term on a straight-line basis. If the lease is classified as a capital lease, Nomura recognizes the real estate as an asset on the consolidated balance sheets together with a lease obligation. The real estate is initially recognized at the lower of its fair value or present value of minimum lease payments, and subsequently depreciated over its useful life on straight-line basis. Where Nomura has certain involvement in the construction of real estate subject to a lease, Nomura is deemed the owner of the construction project and recognizes the real estate on the consolidated balance sheets until construction is completed. At the end of the construction period the real estate is either derecognized or continues to be recognized on the consolidated balance sheets in accordance with ASC 840, depending on the extent of Nomura’s continued involvement with the real estate.

Long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flows generated by the asset is less than the carrying amount of the asset, a loss is recognized to the extent that the carrying value exceeds its fair value.

Nomura recorded non-cash impairment charges of ¥3,135 million and ¥5,455 million substantially related to write-downs of software, office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2012 and 2013, respectively. The current year impairment was primarily attributable to a decline in profitability of certain land and buildings. These losses are reported in the consolidated statements of income within Non-interest expenses—Other and within Other in Nomura’s segment reporting. The revised carrying values of these assets were based on the estimated fair value of the assets.

Investments in equity securities—

Nomura holds minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations in order to promote existing and potential business relationships. These companies will also often have similar investments in Nomura. Such cross-holdings are a customary business practice in Japan and provide a way for companies to manage shareholder relationships.

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value and reported within Other assets—Investments in equity securities in the consolidated balance sheets, with changes in fair value reported within Revenue—Gain (loss) on investments in equity securities in the consolidated statements of income. These investments comprise listed and unlisted equity securities in the amounts of ¥69,552 million and ¥18,635 million, respectively, as of March 31, 2012 and ¥84,739 million and ¥38,751 million, respectively, as of March 31, 2013.

Other non-trading debt and equity securities—

Certain non-trading subsidiaries within Nomura and an insurance subsidiary which was acquired during the year ended March 31, 2012 hold debt securities and minority stakes in equity securities for non-trading purposes. Non-trading securities held by non-trading subsidiaries are carried at fair value and reported within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets with changes in fair value reported within Revenue—Other in the consolidated statements of income. Non-trading securities held by the insurance subsidiary are also carried at fair value within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets, and unrealized changes in fair value are reported net-of-tax within Other comprehensive income (loss) in the consolidated statements of comprehensive income. Realized gains and losses on non-trading securities are reported within Revenue—Other in the consolidated statements of income.

Where the fair value of non-trading securities held by Nomura’s insurance subsidiary has declined below amortized cost, these are assessed to determine whether the decline in fair value is other-than-temporary in nature. Nomura considers quantitative and qualitative factors including the length of time and extent to which fair value has been less than amortized cost, the financial condition and near-term prospects of the issuer and Nomura’s intent and ability to hold the securities for a period of time sufficient to allow for any anticipated recovery in fair value. If an other-than-temporary impairment loss exists, for equity securities, the security is written down to fair value, with the entire difference between fair value and amortized cost reported within Revenue—Other in the consolidated statements of income. For debt securities, an other-than-temporary impairment loss is also reported within Revenue—Other in the consolidated statements of income if Nomura intends to sell the debt security or it is more-likely-than-not that Nomura will be required to sell the debt security before recovery of amortized cost. If Nomura does not expect to sell or be required to sell the debt security, only the credit loss component of an other-than-temporary impairment loss is reported in the consolidated statements of income and any non-credit loss component reported within Other comprehensive income (loss) in the consolidated statements of comprehensive income.

See Note 7 “Non-trading securities” for further information regarding these securities.

Short-term and long-term borrowings—

Short-term borrowings are defined as borrowings which are due on demand, which have a contractual maturity of one year or less at issuance date, or which have a longer contractual maturity but which contain features outside of Nomura’s control that allows the investor to demand redemption within one year from original issuance date. Short-term and long-term borrowings primarily consist of commercial paper, bank borrowings, and certain structured notes issued by Nomura and SPEs consolidated by Nomura, and financial liabilities recognized in transfers of financial assets which are accounted for as financings rather than sales under ASC 860 (“secured financing transactions”). Of these financial liabilities, certain structured notes and secured financing transactions are accounted for at fair value on a recurring basis through election of the fair value option. Other short and long-term borrowings are primarily carried at amortized cost.

Structured notes—

Structured notes are debt securities which contain embedded features (often meeting the accounting definition of a derivative) that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variable(s) such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or more complex interest rate calculation.

All structured notes issued by Nomura on or after April 1, 2008 are carried at fair value on a recurring basis through election of the fair value option. This blanket election for structured notes is made primarily to mitigate the volatility in the consolidated statements of income caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting Nomura applies to these financial instruments.

Certain structured notes outstanding as of March 31, 2008 were already measured at fair value but others continue to be accounted for by Nomura by bifurcating the embedded derivative from the associated debt host contract. The embedded derivative is accounted for at fair value and the debt host contract is accounted for at amortized cost.

Changes in the fair value of structured notes elected for the fair value option and bifurcated embedded derivatives are reported within Revenue—Net gain on trading in the consolidated statements of income.

Income taxes—

Deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities based upon enacted tax laws and tax rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Nomura recognizes and measures unrecognized tax benefits based on Nomura’s estimate of the likelihood, based on the technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each period. Nomura adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on Nomura’s effective tax rate in the period in which it occurs.

Stock-based and other compensation awards—

Stock-based awards issued by Nomura to senior management and other employees are classified as either equity or liability awards depending on the terms of the award.

Stock-based awards such as Stock Acquisition Rights (“SARs”) which are expected to be settled by the delivery of the Company’s shares are classified as equity awards. For these awards, total compensation cost is generally fixed at the grant date and measured using the grant-date fair value of the award, net of any amount the employee is obligated to pay and estimated forfeitures.

Multi-Year Performance Deferral (“MYPD”) awards which contain certain performance conditions are also classified as equity awards because these are expected to result in the issuance of SARs.

Stock-based awards such as Notional Stock Units (“NSUs”) and Collared Notional Stock Units (“CSUs”) which are expected to be settled in cash are classified as liability awards. Other awards such as Notional Index Units (“NIUs”) which are linked to a world stock index quoted by Morgan Stanley Capital International and which are expected to be cash settled are also effectively classified as liability awards. Liability awards are remeasured to fair value at each balance sheet date, net of estimated forfeitures with the final measurement of cumulative compensation cost equal to the settlement amount.

For both equity and liability awards, fair value is determined either by using option pricing models, the market price of the Company’s shares or the price of the third party index, as appropriate. Compensation cost is recognized in the consolidated statements of income over the requisite service period, which generally is equal to the vesting period. For MYPD awards with performance conditions, compensation expense is also recognized over the requisite service period to the extent it is probable that the performance conditions will be met. Where an award has graded vesting, compensation expense is recognized using the accelerated recognition method.

See Note 16 “Deferred compensation plans” for further information regarding these types of awards.

Earnings per share—

The computation of basic earnings per share is based on the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities based on the most advantageous conversion rate or exercise price available to the investors, and assuming conversion of convertible debt under the if-converted method.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill and intangible assets—

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment at a reporting unit level during the fourth quarter of each fiscal year, or more frequently during interim periods if events or circumstances indicate there may be impairment. Nomura’s reporting units are at one level below its business segments.

Nomura tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more-likely-than-not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more-likely-than-not that the fair value of the reporting unit is below its carrying value, a quantitative two-step impairment test is then performed.

In the first step, the current estimated fair value of the reporting unit is compared with its carrying value, including goodwill. If the fair value is less than the carrying value, then a second step is performed. In the second step, the implied current fair value of the reporting unit’s goodwill is determined by comparing the fair value of the reporting unit to the fair value of the net assets of the reporting unit, as if the reporting unit were being acquired in a business combination. An impairment loss is recognized if the carrying value of goodwill exceeds its implied current fair value.

Intangible assets not subject to amortization are also tested for impairment on an individual asset basis during the fourth quarter of each fiscal year, or more frequently during interim periods if events or circumstances indicate there may be impairment. The current estimated fair value of the intangible asset is compared with its carrying value. An impairment loss is recognized if the carrying value of the intangible asset exceeds its estimated fair value. Intangible assets with finite lives are amortized over current estimated useful lives.

See Note 12 “Other assets—Other/Other liabilities” for further information regarding goodwill and intangible assets.

Nomura’s equity method investments are tested in their entirety for other-than-temporary impairment when there is an indication of impairment. The underlying assets associated with the equity method investments, including goodwill, are not tested separately for impairment.

Restructuring costs—

Costs associated with an exit activity are recognized at fair value in the period in which the liability is incurred. Such costs include one-time termination benefits provided to employees, costs to terminate certain contracts and costs to relocate employees. Termination benefits provided to employees as part of ongoing benefit arrangements are recognized as liabilities at the earlier of the date an appropriately detailed restructuring plan is approved by regional executive management or the terms of the involuntary terminations are communicated to employees potentially affected. Contractual termination benefits included in a employee’s contract of employment that is triggered by the occurrence of a specific event are recognized during the period in which it is probable that Nomura has incurred a liability and the amount of the liability can be reasonably estimated. A one-time termination benefit is established by a plan of termination that applies to a specified termination event and is recognized when an appropriately detailed restructuring plan is approved by regional executive management and the terms of the involuntary terminations are communicated to those employees potentially affected by the restructuring.

New accounting pronouncements adopted during the current year—

The following new accounting pronouncements relevant to Nomura have been adopted during the year ended March 31, 2013:

Goodwill impairment testing

In September 2011, the FASB issued amendments to ASC 350 “Intangibles—Goodwill and Other” (“ASC 350”) through issuance of ASU 2011-08 “Testing Goodwill for Impairment” (“ASU 2011-08”). These amendments simplify goodwill impairment testing by permitting an entity to initially assess qualitatively whether it is necessary to perform the quantitative two-step goodwill impairment test required by ASC 350. If an entity determines that it is not more-likely-than-not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount, the quantitative test is not required, whereas prior guidance required the quantitative test at least on annual basis.

ASU 2011-08 is effective prospectively for goodwill impairment tests performed in fiscal years beginning after December 15, 2011 with early adoption permitted.

Nomura adopted ASU 2011-08 from April 1, 2012. Because the amendments only simplify when a quantitative test is required rather than change the quantitative test itself, these amendments have not had, and are not expected to have, a material impact on these consolidated financial statements.

Presentation of comprehensive income

In June 2011, the FASB issued amendments to ASC 220 “Comprehensive Income” (“ASC 220”) through issuance of ASU 2011-05 “Presentation of Comprehensive Income” (“ASU 2011-05”). These amendments revise the manner in which entities present comprehensive income in their financial statements. The amendments remove certain presentation options in ASC 220 and require entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.

ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 with early adoption permitted.

In December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”) which deferred certain aspects of ASU 2011-05.

Nomura adopted ASU 2011-05 from April 1, 2012 excluding those aspects that are deferred by ASU 2011-12. Because these amendments only change how comprehensive income is presented within these consolidated financial statements rather than changing whether an item must be reported in other comprehensive income or when an item of other comprehensive income is reclassified to earnings, these amendments have not had, and are not expected to have, a material impact on these consolidated financial statements.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Testing indefinite-lived intangible assets for impairment

In July 2012, the FASB issued ASU 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”). These amendments simplify indefinite-lived intangible assets impairment testing by permitting an entity to initially assess qualitatively whether it is necessary to perform the current quantitative impairment test required by ASC 350. If an entity determines that it is not more-likely-than-not (i.e. greater than 50%) that an indefinite-lived intangible asset fair value is less than its carrying amount, the quantitative test is not required.

ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted.

Nomura will adopt ASU 2012-02 from April 1, 2013. Because the amendments only simplify when a quantitative test is required rather than change the quantitative test itself, they are not expected to have a material impact on these consolidated financial statements.

Disclosures about offsetting assets and liabilities

In December 2011, the FASB issued amendments to ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”) through issuance of ASU 2011-11 “Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), and issued a related amendment in January 2013 through ASU 2013-01 “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (“ASU 2013-01”). These amendments require an entity to disclose information about rights of offset and related arrangements to enable users of its financial statements to understand the effect or potential effect of those arrangements on its financial position.

ASU 2011-11 and ASU 2013-01 are effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013 with required disclosures made retrospectively for all comparative periods presented.

Nomura will adopt ASU 2011-11 and ASU 2013-01 from April 1, 2013. Because these amendments only require enhanced disclosures rather than change the guidance around when assets and liabilities can be offset, they are not expected to have a material impact on these consolidated financial statements.

Reporting of amounts reclassified out of accumulated other comprehensive income

In February 2013, the FASB issued amendments to ASC 220-10 “Comprehensive Income—Overall” through issuance of ASU 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”). The amendments require an entity to disclose additional information about amounts reclassified out of accumulated other comprehensive income, including changes in accumulated other comprehensive income balances by component of accumulated other comprehensive income and information about significant items reclassified out of accumulated other comprehensive income. ASU 2013-02 supersedes the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU 2011-05 and ASU 2011-12.

ASU 2013-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012, with early adoption permitted.

Nomura will adopt ASU 2013-02 from April 1, 2013. Because these amendments only require changes in presentation and disclosure of amounts reclassified out of accumulated other comprehensive income rather than change the guidance regarding recognition of such amounts, they are not expected to have a material impact on these consolidated financial statements.

Release of cumulative translation adjustment amounts

In March 2013, the FASB issued amendments to ASC 810-10 “Consolidation—Overall” and ASC 830-30 “Foreign Currency Matters—Translation of Financial Statements” through issuance of ASU 2013-05 “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”). The amendments resolve diversity in practice about whether guidance in ASC 810 or ASC 830 applies to the release of cumulative translation adjustment (“CTA”) amounts into earnings when a parent sells part or all of its investment in a foreign entity (or no longer holds a controlling financial interest in a subsidiary).

ASU 2013-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption permitted.

Nomura currently plans to adopt ASU 2013-05 from April 1, 2014 and is currently evaluating the potential impact it may have on these consolidated financial statements.

Determination of investment company status

In June 2013, the FASB issued amendments to ASC 946 through issuance of ASU 2013-08 “Amendments to the Scope, Measurement, and Disclosure Requirements” (“ASU 2013-08”). These amendments change the definition of an investment company, which is an entity that is required to measure its investments at fair value, including controlling financial interests in investees that are not investment companies. ASU 2013-08 also requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting and also introduces certain additional disclosures, including information about financial support provided, or contractually required to be provided, by an investment company to any of its investees.

ASU 2013-08 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption not permitted.

Nomura will adopt ASU 2013-08 from April 1, 2014 and is currently evaluating the potential impact it may have on these consolidated financial statements.

2. Fair value measurements:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e. a net financial asset) or transfer a net short position (i.e. a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Financial assets carried at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Global Model Validation Group (“MVG”) within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models, and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2012 and 2013 within the fair value hierarchy.

	Billions of yen
	March 31, 2012
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2012
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥745	¥1,194	¥125	¥—	¥2,064
Private equity investments(3)	—	—	202	—	202
Japanese government securities	2,143	—	—	—	2,143
Japanese agency and municipal securities	—	151	10	—	161
Foreign government, agency and municipal securities	3,072	1,185	37	—	4,294
Bank and corporate debt securities and loans for trading purposes	—	1,276	62	—	1,338
Commercial mortgage-backed securities (“CMBS”)	—	135	8	—	143
Residential mortgage-backed securities (“RMBS”)	—	2,010	5	—	2,015
Real estate-backed securities	—	1	91	—	92
Collateralized debt obligations (“CDO”) and other(4)	—	103	20	—	123
Investment trust funds and other	95	85	9	—	189

Total trading assets and private equity investments	6,055	6,140	569	—	12,764

Derivative assets(5)
Equity contracts	584	937	82	—	1,603
Interest rate contracts	14	18,850	57	—	18,921
Credit contracts	0	1,650	214	—	1,864
Foreign exchange contracts	0	1,229	131	—	1,360
Commodity contracts	1	3	0	—	4
Netting	—	—	—	(22,392)	(22,392)

Total derivative assets	599	22,669	484	(22,392)	1,360

Subtotal	¥6,654	¥28,809	¥1,053	¥(22,392)	¥14,124

Loans and receivables(6)	—	447	11	—	458
Collateralized agreements(7)	—	752	—	—	752
Other assets
Non-trading debt securities	680	177	6	—	863
Other(3)	216	6	72	—	294

Total	¥7,550	¥30,191	¥1,142	¥(22,392)	¥16,491

Liabilities:
Trading liabilities
Equities	¥579	¥413	¥0	¥—	¥992
Japanese government securities	2,624	—	—	—	2,624
Foreign government, agency and municipal securities	1,800	490	—	—	2,290
Bank and corporate debt securities	—	233	1	—	234
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDO”) and other(4)	—	0	—	—	0
Investment trust funds and other	43	3	—	—	46

Total trading liabilities	5,046	1,140	1	—	6,187

Derivative liabilities(5)
Equity contracts	617	1,016	68	—	1,701
Interest rate contracts	12	18,708	96	—	18,816
Credit contracts	0	1,727	225	—	1,952
Foreign exchange contracts	0	1,297	113	—	1,410
Commodity contracts	1	4	0	—	5
Netting	—	—	—	(22,576)	(22,576)

Total derivative liabilities	630	22,752	502	(22,576)	1,308

Subtotal	¥5,676	¥23,892	¥503	¥(22,576)	¥7,495

Short-term borrowings(8)	—	153	0	—	153
Payables and deposits(9)	—	0	(0)	—	(0)
Collateralized financing(7)	—	307	—	—	307
Long-term borrowings(8)(10)(11)	154	1,549	(13)	—	1,690
Other liabilities(12)	93	4	—	—	97

Total	¥5,923	¥25,905	¥490	¥(22,576)	¥9,742

	Billions of yen
	March 31, 2013
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2013
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,008	¥720	¥129	¥—	¥1,857
Private equity investments(3)	—	—	87	—	87
Japanese government securities	3,331	—	—	—	3,331
Japanese agency and municipal securities	—	72	0	—	72
Foreign government, agency and municipal securities	3,574	1,466	91	—	5,131
Bank and corporate debt securities and loans for trading purposes	—	1,375	69	—	1,444
Commercial mortgage-backed securities (“CMBS”)	—	161	6	—	167
Residential mortgage-backed securities (“RMBS”)	—	2,720	4	—	2,724
Real estate-backed securities	—	—	68	—	68
Collateralized debt obligations (“CDO”) and other(4)	—	138	12	—	150
Investment trust funds and other	144	45	13	—	202

Total trading assets and private equity investments	8,057	6,697	479	—	15,233

Derivative assets(5)
Equity contracts	723	1,058	76	—	1,857
Interest rate contracts	4	21,621	148	—	21,773
Credit contracts	0	1,706	133	—	1,839
Foreign exchange contracts	—	2,094	11	—	2,105
Commodity contracts	1	0	0	—	1
Netting	—	—	—	(25,684)	(25,684)

Total derivative assets	728	26,479	368	(25,684)	1,891

Subtotal	¥8,785	¥33,176	¥847	¥(25,684)	¥17,124

Loans and receivables(6)	—	521	3	—	524
Collateralized agreements(7)	—	998	—	—	998
Other assets
Non-trading debt securities	409	508	4	—	921
Other(3)	172	15	60	—	247

Total	¥9,366	¥35,218	¥914	¥(25,684)	¥19,814

Liabilities:
Trading liabilities
Equities	¥922	¥87	¥0	¥—	¥1,009
Japanese government securities	2,151	—	—	—	2,151
Japanese agency and municipal securities	—	0	—	—	0
Foreign government, agency and municipal securities	2,627	477	—	—	3,104
Bank and corporate debt securities	—	288	0	—	288
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	1	—	—	1
Investment trust funds and other	40	12	—	—	52

Total trading liabilities	5,740	866	0	—	6,606

Derivative liabilities(5)
Equity contracts	827	1,118	71	—	2,016
Interest rate contracts	2	21,312	202	—	21,516
Credit contracts	0	1,871	108	—	1,979
Foreign exchange contracts	0	1,994	14	—	2,008
Commodity contracts	1	1	0	—	2
Netting	—	—	—	(25,636)	(25,636)

Total derivative liabilities	830	26,296	395	(25,636)	1,885

Subtotal	¥6,570	¥27,162	¥395	¥(25,636)	¥8,491

Short-term borrowings(8)	—	73	4	—	77
Payables and deposits(9)	—	0	1	—	1
Collateralized financing(7)	—	265	—	—	265
Long-term borrowings(8)(10)(11)	114	1,263	222	—	1,599
Other liabilities(12)	39	11	0	—	50

Total	¥6,723	¥28,774	¥622	¥(25,636)	¥10,483

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Includes collateralized loan obligations (“CLO”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(6)	Includes loans for which the fair value option is elected.
(7)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.
(8)	Includes structured notes for which the fair value option is elected.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(12)	Includes loan commitments for which the fair value option is elected.

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2012 and 2013. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified in Level 3 because significant valuation inputs such as yields and liquidity discounts are unobservable. As a practical expedient, fund investments are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified in Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified as Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The Direct Capitalization Method (“DCM”) is used as a valuation technique for certain equity investments in real estate funds, with net operating income used as a measure of financial performance which is then applied to a capitalization rate dependent on the characteristics of the underlying real estate. Equity investments which are valued using DCM valuation techniques are generally classified in Level 3 since observable market capitalization rates are usually not available for identical or sufficiently similar real estate to that held within the real estate funds being valued. Nomura refined the fair value measurement of certain investments in unlisted equity securities reported within Other assets during the year ended March 31, 2013.

Private equity investments—The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third party evidence of a change in value. Adjustments are also made, in the absence of third party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the underlying investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.

Government, agency and municipal securities—Japanese and other G7 government securities are valued using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in Level 1 because they trade in active markets. Certain securities may be classified in Level 3 because they trade infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable inputs such as credit spreads of the issuer.

Bank and corporate debt securities—The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads of the issuer used in DCF valuations are unobservable.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.

Real estate-backed securities—The fair value of real estate-backed securities is estimated using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or DCM valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields, prepayment rates, default probabilities, loss severities and capitalization rates.

Collateralized debt obligations (“CDO”) and other—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.

Investment trust funds and other—Investment trust funds are generally valued using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified in Level 1. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified in Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The fair value of certain other investments reported within Investment trust funds and other is determined using DCF valuation techniques. These investments are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as credit spreads of issuer and correlation.

Derivatives—Equity contracts—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. The fair value of exchange-traded equity derivatives is primarily determined using an unadjusted exchange price. These derivatives are generally traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, these are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Interest rate contracts—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. The fair value of exchange-traded interest rate derivatives is primarily determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, they are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex OTC interest rate derivatives are classified in Level 3 where forward FX rate, interest rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Credit contracts—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Foreign exchange contracts—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives is primarily determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, they are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated foreign exchange derivatives are classified in Level 3 where forward FX rate or volatility valuation inputs are significant and unobservable.

Derivatives—Commodity contracts—Nomura enters into OTC commodity derivative transactions such as commodity swaps, commodity forwards and commodity options. The fair value of OTC commodity derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include commodity prices, interest rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC commodity derivatives are generally classified in Level 2 of the fair value hierarchy because these valuation inputs and adjustments are observable or market-corroborated.

During the year ended March 31, 2012, Nomura began using the Overnight Indexed Swap (“OIS”) curve rather than the London Interbank Offered Rate (“LIBOR”) curve to estimate the fair value of certain collateralized derivative contracts. During the quarter ended December 31, 2012, Nomura further refined this valuation methodology to incorporate additional features of the collateral. Nomura believes the changes introduced are more representative of how market participants in the principal market for these derivatives would determine fair value. The impact of this change on the fair value measurements applied to these derivatives was a loss of ¥11 billion during the period through to March 31, 2013. As part of its continuous review of the valuation methodologies applied by market participants, Nomura may further refine its valuation methodology of derivatives in future periods.

Loans—The fair value of loans carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them as Level 2 or credit spreads of the issuer used in DCF valuations are significant and unobservable.

Collateralized agreements and Collateralized financing—The primary types of collateralized agreement and financing transactions carried at fair value are resale and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Resale and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as government, agency and municipal bonds and bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative). The fair value of structured notes is estimated using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves and prepayment rates. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. To reflect Nomura’s own creditworthiness, the fair value of structured notes includes an adjustment of ¥37 billion and ¥8 billion as of March 31, 2012 and 2013, respectively. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable inputs are significant, such as volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Valuation processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within these consolidated financial statements, including those classified as Level 3 within the fair value hierarchy, Nomura operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within Nomura with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

•

The Product Control Valuations Group (“PCVG”) within Nomura’s Finance Department has primary responsibility for determining and implementing valuation policies and procedures in connection with determination of fair value measurements. In particular, this group will ensure that valuation policies are documented for each type of financial instrument in accordance with U.S. GAAP. While it is the responsibility of market makers and investment professionals in our trading businesses to price financial instruments, the PCVG are responsible for independently verifying or validating these prices. In the event of a difference in opinion or where the estimate of fair value requires judgment, the valuation used within these consolidated financial statements is made by senior managers independent of the trading businesses. This group reports to the Global Head of Product Control and ultimately to the Chief Financial Officer (“CFO”);

•

The Accounting Policy Group within Nomura’s Finance Department defines the group’s accounting policies and procedures in accordance with U.S. GAAP, including those associated with determination of fair value under ASC 820 and other relevant U.S. GAAP pronouncements. This group reports to the Global Head of Accounting Policy and ultimately to the CFO; and

•

The MVG within Nomura’s Risk Management Department validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models. This group reports to the Global Head of Market and Quantitative Risk.

The fundamental components of this governance framework over valuation processes within Nomura particularly as it relates to Level 3 financial instruments are the procedures in place for independent price verification, pricing model validation and revenue substantiation.

Independent price verification processes

The key objective of the independent price verification processes within Nomura is to verify the appropriateness of fair value measurements applied to all financial instruments within Nomura. In applying these control processes, observable inputs are used whenever possible and when unobservable inputs are necessary, the processes seek to ensure the valuation technique and inputs are appropriate, reasonable and consistently applied.

The independent price verification processes aim to verify the fair value of all positions to external levels on a regular basis. The process will involve obtaining data such as trades, marks and prices from internal and external sources and examining the impact of marking the internal positions at the external prices. Margin disputes within the collateral process will also be investigated to determine if there is any impact on valuations.

Where third-party pricing information sourced from brokers, dealers and consensus pricing services is used as part of the price verification process, consideration is given as to whether that information reflects actual recent market transactions or prices at which transactions involving identical or similar financial instruments are currently executable. If such transactions or prices are not available, the financial instrument will generally be classified as Level 3.

Where there is a lack of observable market information around the inputs used in a fair value measurement, then the PCVG and the MVG will assess the inputs used for reasonableness considering available information including comparable products, surfaces, curves and past trades. Additional valuation adjustments may be taken for the uncertainty in the inputs used, such as correlation and where appropriate trading desks may be asked to execute trades to evidence market levels.

Model review and validation

For more complex financial instruments pricing models are used to determine fair value measurements. The MVG performs an independent model approval process which incorporates a review of the model assumptions across a diverse set of parameters. Considerations include:

•	Scope of the model (different financial instruments may require different but consistent pricing approaches);

•	Mathematical and financial assumptions;

•	Full or partial independent benchmarking along with boundary and stability tests, numerical convergence, calibration quality and stability;

•	Model integration within Nomura’s trading and risk systems;

•	Calculation of risk numbers and risk reporting; and

•	Hedging strategies/practical use of the model.

New models are reviewed and approved by the MVG. The frequency of subsequent reviews is generally based on the model risk rating and the materiality of usage of the model with more frequent review where warranted by market conditions.

Revenue substantiation

Nomura’s Product Control function also ensures adherence to Nomura’s valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatility, foreign exchange rates etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

Level 3 financial instruments

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, non-executable broker quotes or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

Use of reasonably possible alternative input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

Quantitative information regarding significant unobservable inputs and assumptions

The following tables present information about the significant unobservable inputs and assumptions used by Nomura for financial instruments classified as Level 3 as of March 31, 2012 and 2013. These financial instruments will also typically include observable valuation inputs (i.e. Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy.

	March 31, 2012
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)
Assets:
Trading assets and private equity investments

Equities	¥125	DCF	Credit spreads Liquidity discounts	6.5 – 7.5% 20.0 – 30.0%

		Market multiples	PE ratios Price/Book ratios Liquidity discounts	12.2x 1.7x 20.0%

		DCM	Capitalization rates	5.2 – 6.5%

Private equity investments	202	DCF	WACC Growth rates Operating margins Liquidity discounts	6.8 – 12.0% 0.0 – 2.0% 23.0% 0.0 – 30.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Price/Embedded values Liquidity discounts	4.3 – 12.6x 12.9x 0.5 – 0.7x 0.5x 0.0 – 50.0%

Japanese agency and municipal securities	10	DCF	Credit spreads	0.1%

Foreign government, agency and municipal securities	37	DCF	Credit spreads	0.6 – 17.0%

Bank and corporate debt securities and loans for trading purposes	62	DCF	Credit spreads	0.4 – 25.6%

Commercial mortgage-backed securities (“CMBS”)	8	DCF	Yields Prepayment rates Default probabilities Loss severities	3.0 – 24.5% 0.0 – 25.0% 0.0 – 60.0% 0.0 – 50.0%

Residential mortgage-backed securities (“RMBS”)	5	DCF	Yields Prepayment rates Default probabilities Loss severities	1.6 – 30.0% 1.0 – 5.0% 2.0 – 4.0% 20.0 – 40.0%

Real estate-backed securities	91	DCF	Yields Default probabilities Loss severities	4.0 – 15.0% 24.0 – 65.0% 80.0 – 100.0%

		DCM	Capitalization rates	6.7 – 11.4%

Collateralized debt obligations (“CDO”) and other	20	DCF	Yields Prepayment rates Default probabilities Loss severities	12.0 – 30.0% 0.0 – 15.0% 1.5 – 3.0% 30.0 – 60.0%

	March 31, 2012
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)
Investment trust funds and other	9	DCF	Credit spreads Correlations	0.0 – 13.6% 0.50 – 0.70

Derivatives, net:
Equity contracts	14	Option models	Dividend yield Volatilities Correlations	0.1 – 13.5% 12.1 – 65.1% (0.95) – 0.94

Interest rate contracts	(39)	DCF	Forward FX rates Interest rates Volatilities Correlations	53.2 – 105.4 0.8 – 4.7% 5.5 – 121.0% (0.55) – 1.00

Credit contracts	(11)	DCF	Credit spreads Recovery rates Volatilities Correlations	1.3 – 1,912.4 bps 5.0 – 52.0% 10.0 – 75.0% 0.11 – 1.00

Foreign exchange contracts	18	Option models	Volatilities	10.0 – 18.5%

		DCF	Forward FX rates	2.5 – 11,052.0

Loans and receivables	11	DCF	Credit spreads	3.0 – 15.0%

Other assets

Non-trading debt securities	6	DCF	Credit spreads	0.6 – 2.0%

Other(3)	72	DCF	WACC	6.8 – 9.3%
			Growth rates	0.0%

		Market multiples	PE ratios Price/Book ratios Liquidity discounts	12.9x 0.5x 25.0%

Liabilities:

Long-term borrowings	¥(13)	DCF	Yields Prepayment rates Default probabilities Loss severities Volatilities Correlations	22.0 – 67.0% 15.0% 2.0 – 6.0% 30.0 – 60.0% 5.5 – 118.5% (0.76) – 1.00

	March 31, 2013
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Assets:
Trading assets and private equity investments

Equities	¥129	DCF	Yields Liquidity discounts	7.6% 25.0 – 38.0%	7.6% 35.4%

		DCM	Capitalization rates	5.2 – 6.7%	6.3%

Private equity investments	87	DCF	WACC Growth rates Liquidity discounts	6.8% 0.0% 25.0%	6.8% 0.0% 25.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Price/Embedded values Liquidity discounts	3.7 – 11.3x 7.7x 0.4x 0.4x 0.0 – 33.0%	11.0x 7.7x 0.4x 0.4x 25.8%

Foreign government, agency and municipal securities	91	DCF	Credit spreads	0.0 – 6.5%	0.7%

Bank and corporate debt securities and loans for trading purposes	69	DCF	Credit spreads Recovery rates	0.0 – 24.2% 0.1 – 36.4%	2.6% 28.1%

Commercial mortgage-backed securities (“CMBS”)	6	DCF	Yields Default probabilities Loss severities	0.0 – 25.0% 100.0% 0.0 – 80.0%	8.0% 100.0% 0.3%

Residential mortgage-backed securities (“RMBS”)	4	DCF	Yields Prepayment rates Default probabilities Loss severities	0.0 – 40.0% 0.0 – 8.2% 0.3 – 17.0% 22.0 – 90.0%	3.3% 4.5% 14.7% 64.2%

Real estate-backed securities	68	DCF	Yields Default probabilities Loss severities	1.8 – 15.0% 24.0 – 65.0% 80.0 – 100.0%	1.9% 42.6% 88.0%

		DCM	Capitalization rates	6.8%	6.8%

	March 31, 2013
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Collateralized debt obligations (“CDO”) and other	12	DCF	Yields Prepayment rates Default probabilities Loss severities	0.0 – 58.6% 0.0 – 15.0% 2.0 – 5.0% 30.0 – 75.0%	17.1% 13.8% 2.1% 45.6%

Investment trust funds and other	13	DCF	Credit spreads Correlations	0.0 – 6.5% 0.50 – 0.70	0.6% 0.60

Derivatives, net:
Equity contracts	5	Option models	Dividend yield Volatilities Correlations	0.0 – 11.0% 5.7 – 92.4% (0.77) – 0.99	— — —

Interest rate contracts	(54)	DCF/ Option models	Forward FX rates Interest rates	62.9 – 121.7 0.6 – 4.2%	— —

		Option models	Volatilities Correlations	13.5 – 118.1% (0.70) – 0.99	— —

Credit contracts	25	DCF/ Option models	Credit spreads Recovery rates	0.0 – 7.5% 15.0 – 40.0%	— —

		Option models	Volatilities Correlations	10.0 – 70.0% 0.33 – 0.90	— —

Foreign exchange contracts	(3)	Option models	Volatilities	1.4 – 20.7%	—

		DCF	Forward FX rates	2.7 – 12,484.0	—

Loans and receivables	3	DCF	Credit spreads	3.0%	3.0%

Other assets
Non-trading debt securities	4	DCF	Credit spreads	0.2 – 2.5%	1.7%

Other(3)	60	DCF	WACC Growth rates Yields Liquidity discounts	6.8 – 6.8% 0.0 – 1.0% 7.6% 0.0 – 30.0%	6.8% 0.9% 7.6% 8.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	6.9 – 12.5x 7.7 – 44.4x 0.0 – 5.6x 25.0 – 30.0%	9.9x 25.8x 1.7x 29.8%

Liabilities:
Long-term borrowings	¥222	DCF	Volatilities Correlations	13.5 – 118.1% (0.77) – 0.99	— —

(1)	Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.
(2)	Weighted average information for non-derivative instruments is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	Valuation technique(s) and unobservable inputs represent those equity securities reported within Other assets.

Qualitative discussion of the ranges of significant unobservable inputs

Derivatives—Equity contracts—The significant unobservable inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay a high dividend for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives are typically higher than those of longer-dated instruments. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related in the same direction causing high positive correlations while others generally move in opposite directions causing high negative correlations with pairs that have differing relationships throughout the range.

Derivatives—Interest rate contracts—The significant unobservable inputs are forward FX rates, interest rates, volatilities and correlations. The wide range of forward FX rates is primarily due to long-dated exchange rates of different currencies against the Japanese Yen. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is wide as the volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related in the same direction causing high positive correlations while others generally move in opposite directions causing high negative correlations with pairs that have differing relationships through the range. Other than for volatilities where the majority of the inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

Derivatives—Credit contracts—The significant unobservable inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads is relatively narrow with the low end of the range arising from exposure to underlying reference names with very limited risk of a default and the high end arising from exposure to underlying reference names with a much greater risk of default. The range of recovery rates varies mainly due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. High positive correlations are those for which the movement is closely related with the correlation falling as the relationship becomes less strong. Other than for volatilities where the majority of inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

Derivatives—Foreign exchange contracts—The significant unobservable inputs are volatilities and forward FX rates. The range of volatilities is relatively low with the lower end coming from currencies that trade in narrow ranges versus the US dollar. The wide range of forward FX rates is primarily due to long-dated exchange rates of different currencies against the US dollar. All significant unobservable inputs are spread across the relevant ranges.

Long-term borrowings—The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related in the same direction causing high positive correlations while others generally move in opposite directions causing high negative correlations with pairs that have differing relationships through the range. Other than for volatilities where the majority of inputs are away from the lower end of the range, the other significant unobservable inputs are be spread across the relevant ranges.

Sensitivity of fair value to changes in unobservable inputs

For each class of financial instrument described in the above tables, changes in the each of the significant unobservable inputs and assumptions used by Nomura will impact upon the determination of a fair value measurement for the financial instrument. The sensitivity of these Level 3 fair value measurements to changes in unobservable inputs and interrelationships between those inputs are described below:

•

Equities, Private equity investments and equity securities reported within Other assets—When using DCF valuation techniques to determine fair value, a significant increase (decrease) in yields, credit spreads or liquidity discount in isolation would result in a significantly lower (higher) fair value measurement. Conversely, a significant increase (decrease) in operating margin or growth rate would result in a corresponding significantly higher (lower) fair value measurement. There is little interrelationship between these measures. When using market multiples to determine fair value, a significant increase (decrease) in the relevant multiples such as PE ratios, EV/EBITDA ratios, Price/Book ratios, Price/Embedded Value ratios in isolation would result in a higher (lower) fair value measurement. Conversely, a significant increase (decrease) in the liquidity discount applied to the holding in isolation would result in a significantly lower (higher) fair value measurement. Generally changes in assumptions around multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

•

Japanese agency and municipal securities, Foreign government, agency and municipal securities, Bank and corporate debt securities and loans for trading purposes, Loans and receivables and Non-trading debt securities—Significant increases (decreases) in the credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in recovery rates would result in a significantly higher (lower) fair value measurement.

•

Commercial mortgage-backed securities (“CMBS”), Residential mortgage-backed securities (“RMBS”), Real estate-backed securities and Collateralized debt obligations (“CDO”) and other—Significant increases (decreases) in yields, prepayment rates, default probabilities and loss severities in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in default probabilities is accompanied by a directionally similar change in loss severities and a directionally opposite change prepayment rates. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

•

Investment trust funds and other—Significant increases (decreases) in credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in correlation would result in a significantly higher (lower) fair value measurement.

•

Derivatives—Where Nomura is long the underlying risk of a derivative, significant increases (decreases) in the underlying of the derivative, such as interest rates, credit spreads or forward FX rates in isolation or significant decreases (increases) in dividend yields would result in a significantly higher (lower) fair value measurement. Where Nomura is short the underlying risk of a derivative, the impact of these changes would have a converse effect on the fair value measurements reported by Nomura. Where Nomura is long optionality, recovery rates or correlation, significant increases (decreases) in volatilities, recovery rates or correlation will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality, recovery rates or correlation, the impact of these changes would have a converse effect on the fair value measurements.

•

Long-term borrowings—Significant increases (decreases) in yields, prepayment rates, default probabilities, and loss severities in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in default probabilities is accompanied by a directionally similar change in the assumption used for loss severities and a directionally opposite change in prepayment rates. Where Nomura is long optionality or correlation, significant increases (decreases) in volatilities or correlation will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality or correlation, the impact of these changes would have a converse effect on the fair value measurements.

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified as Level 3 for the years ended March 31, 2012 and 2013. Financial instruments classified as Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

For the year ended March 31, 2013, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

		Billions of yen
		Year ended March 31, 2012
	Balance as of April 1, 2011	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2012
Assets:
Trading assets and private equity investments
Equities	¥121	¥(11)	¥—	¥57	¥(27)	¥—	¥(1)	¥8	¥(22)	¥125
Private equity investments	289	23	—	4	(112)	—	(2)	—	—	202
Japanese agency and municipal securities	—	0	—	27	(18)	—	—	1	(0)	10
Foreign government, agency and municipal securities	23	11	—	415	(403)	—	—	4	(13)	37
Bank and corporate debt securities and loans for trading purposes	51	(0)	—	159	(154)	—	(0)	44	(38)	62
Commercial mortgage-backed securities (“CMBS”)	28	0	—	8	(33)	—	0	6	(1)	8
Residential mortgage-backed securities (“RMBS”)	3	0	—	3	(13)	—	0	13	(1)	5
Real estate-backed securities	128	1	—	7	(45)	—	(0)	—	—	91
Collateralized debt obligations (“CDO”) and other	34	(1)	—	21	(24)	—	0	8	(18)	20
Investment trust funds and other	10	(1)	—	2	(2)	—	(0)	0	—	9

Total trading assets and private equity investments	687	22	—	703	(831)	—	(3)	84	(93)	569

Derivatives, net(4)
Equity contracts	28	(13)	—	—	—	6	(2)	(4)	(1)	14
Interest rate contracts	11	(3)	—	—	—	(24)	(4)	12	(31)	(39)
Credit contracts	(55)	(30)	—	—	—	52	3	25	(6)	(11)
Foreign exchange contracts	2	22	—	—	—	(6)	0	0	(0)	18
Commodity contracts	(2)	0	—	—	—	(0)	(0)	2	0	(0)

Total derivatives, net	(16)	(24)	—	—	—	28	(3)	35	(38)	(18)

Subtotal	¥671	¥(2)	¥—	¥703	¥(831)	¥28	¥(6)	¥119	¥(131)	¥551

Loans and receivables	11	(4)	—	10	(5)	—	(0)	—	(1)	11
Other assets
Non-trading debt securities	0	0	(0)	8	(2)	—	(0)	—	—	6
Other	25	(1)	(1)	66	(17)	—	0	0	(0)	72

Total	¥707	¥(7)	¥(1)	¥787	¥(855)	¥28	¥(6)	¥119	¥(132)	¥640

Liabilities:
Trading liabilities
Equities	¥—	¥—	¥—	¥(0)	¥0	¥—	¥—	¥0	¥—	¥0
Bank and corporate debt securities	—	(0)	—	2	(1)	—	—	—	—	1

Total trading liabilities	¥—	¥(0)	¥—	¥2	¥(1)	¥—	¥—	¥0	¥—	¥1

Short-term borrowings	1	0	—	16	(15)	—	0	0	(2)	0
Payables and deposits	1	(0)	—	(0)	(1)	—	—	—	—	(0)
Long-term borrowings	144	(50)	—	77	(183)	—	(10)	2	(93)	(13)

Total	¥146	¥(50)	¥—	¥95	¥(200)	¥—	¥(10)	¥2	¥(95)	¥(12)

		Billions of yen
		Year ended March 31, 2013
	Balance as of April 1, 2012	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of March 31, 2013
Assets:
Trading assets and private equity investments
Equities	¥125	¥2	¥—	¥38	¥(22)	¥—	¥5	¥6	¥(25)	¥129
Private equity investments	202	9	—	4	(137)	—	9	—	—	87
Japanese agency and municipal securities	10	0	—	1	(11)	—	—	0	(0)	0
Foreign government, agency and municipal securities	37	39	—	728	(731)	—	0	62	(44)	91
Bank and corporate debt securities and loans for trading purposes	62	7	—	245	(286)	—	7	69	(35)	69
Commercial mortgage-backed securities (“CMBS”)	8	3	—	11	(15)	—	1	4	(6)	6
Residential mortgage-backed securities (“RMBS”)	5	1	—	19	(20)	—	0	2	(3)	4
Real estate-backed securities	91	2	—	1	(26)	—	0	—	—	68
Collateralized debt obligations (“CDO”) and other	20	(1)	—	11	(17)	—	1	3	(5)	12
Investment trust funds and other	9	2	—	2	(0)	—	0	0	(0)	13

Total trading assets and private equity investments	569	64	—	1,060	(1,265)	—	23	146	(118)	479

Derivatives, net(4)
Equity contracts	14	(9)	—	—	—	(11)	4	(1)	8	5
Interest rate contracts	(39)	(15)	—	—	—	(1)	(1)	(0)	2	(54)
Credit contracts	(11)	(16)	—	—	—	12	6	15	19	25
Foreign exchange contracts	18	(1)	—	—	—	1	(1)	(6)	(14)	(3)
Commodity contracts	(0)	0	—	—	—	(0)	(0)	0	(0)	(0)

Total derivatives, net	(18)	(41)	—	—	—	1	8	8	15	(27)

Subtotal	¥551	¥23	¥—	¥1,060	¥(1,265)	¥1	¥31	¥154	¥(103)	¥452

Loans and receivables	11	(0)	—	0	(3)	—	1	—	(6)	3
Other assets
Non-trading debt securities	6	0	0	0	(2)	—	0	—	—	4
Other(5)	72	21	0	1	(32)	—	0	0	(2)	60

Total	¥640	¥44	¥0	¥1,061	¥(1,302)	¥1	¥32	¥154	¥(111)	¥519

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥0	¥(0)	¥—	¥0	¥0	¥—	¥0
Bank and corporate debt securities	1	(0)	—	0	(1)	—	0	—	(0)	0

Total trading liabilities	¥1	¥(0)	¥—	¥0	¥(1)	¥—	¥0	¥0	¥(0)	¥0

Short-term borrowings	0	(0)	—	6	(1)	—	—	1	(2)	4
Payables and deposits	(0)	(1)	—	(0)	(0)	—	—	—	—	1
Long-term borrowings	(13)	(155)	—	108	(82)	—	3	110	(59)	222
Other liabilities	—	0	—	0	(0)	—	0	—	(0)	0

Total	¥(12)	¥(156)	¥—	¥114	¥(84)	¥—	¥3	¥111	¥(61)	¥227

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	If financial instruments move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Transfers into Level 3 and Transfers out of Level 3 are the fair value as of the beginning of the quarter during which the movement occurs. Therefore if financial instruments move from another Level to Level 3, all gains/ (losses) during the quarter are included in the table and if financial instruments move from Level 3 to another Level, all gains/ (losses) during the year are excluded from the table.
(4)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayments rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(5)	Includes the impact of the refined fair value measurement of certain investments in unlisted equity securities.

Unrealized gains and losses recognized for Level 3 financial instruments

The following table presents the amounts of unrealized gains (losses) for the years ended March 31, 2012 and 2013, relating to those financial instruments which Nomura classified as Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2012	2013
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥(2)	¥1
Private equity investments	(12)	(10)
Japanese agency and municipal securities	(0)	0
Foreign government, agency and municipal securities	2	2
Bank and corporate debt securities and loans for trading purposes	(3)	(0)
Commercial mortgage-backed securities (“CMBS”)	3	1
Residential mortgage-backed securities (“RMBS”)	(0)	0
Real estate-backed securities	1	(0)
Collateralized debt obligations (“CDO”) and other	(1)	(0)
Investment trust funds and other	(0)	2

Total trading assets and private equity investments	(12)	(4)

Derivatives, net(2)
Equity contracts	(6)	7
Interest rate contracts	(9)	24
Credit contracts	(45)	12
Foreign exchange contracts	16	(4)
Commodity contracts	0	0

Total derivatives, net	(44)	39

Subtotal	¥(56)	¥35

Loans and receivables	(3)	(0)
Other assets
Non-trading debt securities	0	0
Other(3)	(2)	24

Total	¥(61)	¥59

Liabilities:
Trading liabilities
Equities	¥—	¥0

Total trading liabilities	¥—	¥0

Short-term borrowings	0	(1)
Payables and deposits	(0)	(1)
Long-term borrowings	(63)	(162)
Other liabilities	—	(0)

Total	¥(63)	¥(164)

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(3)	Includes the impact of the refined fair value measurement of certain investments in unlisted equity securities.

Transfers between levels of the fair value hierarchy

Nomura assumes that all transfers of financial instruments from one level to another level within the fair value hierarchy occur at the beginning of the relevant quarter in which the transfer takes place. Amounts reported below therefore represent the fair value of the financial instruments at the beginning of the relevant quarter when the transfer was made.

Transfers between Level 1 and Level 2

For the nine months ended December 31, 2011, there were no significant transfers between Level 1 and Level 2.

For the three months ended March 31, 2012, a total of ¥115 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥113 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became inactive. During the same period, a total of ¥180 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This also comprised primarily ¥171 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

For the year ended March 31, 2013, a total of ¥631 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥361 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became inactive. This also comprised primarily ¥249 billion of debt securities reported within Other assets—Nontrading debt securities, ¥15 billion of exchange traded funds reported within Investment trust funds and other and ¥6 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments were traded became inactive. During the same period, a total of ¥80 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This comprised primarily ¥72 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive. This also comprised primarily ¥8 billion of short sales of exchange traded funds reported within Investment trust funds and other which were transferred because the observable markets in which these instruments were traded became inactive.

For the three months ended March 31, 2012, a total of ¥12 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥7 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became active. During the same period, a total of ¥7 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥7 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

For the year ended March 31, 2013, a total of ¥455 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥441 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments were traded became active. This also comprised primarily ¥5 billion of exchange traded funds reported within Investment trust funds and other and ¥7 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments were traded became active. During the same period, a total of ¥391 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This comprised primarily ¥388 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

Transfers out of Level 3

For nine months ended December 31, 2011, there were no significant transfers out of Level 3.

For the three months ended March 31, 2012, a total of ¥25 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥16 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because credit spreads became observable. During the same period, a total of ¥48 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥48 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable.

A total of ¥21 billion of net derivative assets were also transferred out of Level 3. This comprised primarily ¥19 billion of net interest rate derivative assets which were transferred because certain volatility and correlation valuation inputs became observable.

For the year ended March 31, 2013, a total of ¥126 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥25 billion of Equities which were transferred because certain yields and liquidity discounts became observable, ¥44 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became observable and ¥35 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads and recovery rates became observable. This also comprised primarily ¥6 billion of CMBS which were transferred because certain yields, default probabilities and loss severities became observable, ¥5 billion of CDO and other which were transferred because certain yields, prepayment rates, default probabilities and loss severities became observable and ¥6 billion of Loans and receivables, principally loans, which were transferred because certain credit spreads became observable. During the same period, a total of ¥61 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥59 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable.

For the year ended March 31, 2013, a total of ¥15 billion of net derivative liabilities were also transferred out of Level 3. This comprised primarily ¥8 billion of net equity derivative liabilities which were transferred because certain dividend yields, volatility and correlation valuation inputs became observable, ¥19 billion of net credit derivative liabilities which were transferred because certain credit spread, recovery rate, volatility and correlation valuation inputs became observable and ¥14 billion of net foreign exchange derivative assets which were transferred because certain volatility and forward FX rate valuation inputs became observable.

Transfers into Level 3

For the nine months ended December 31, 2011, there were no significant transfers into Level 3.

For the three months ended March 31, 2012, a total of ¥15 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥9 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities, which were transferred because credit spreads became unobservable. The amount of gains and losses on these transfer reported in Bank and corporate debt securities and loans for trading purposes which were recognized in the quarter when the transfer into Level 3 occurred were not significant. During the same period, a total of ¥1 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. The amount of gains and losses on these transfer reported in financial liabilities which were recognized in the quarter when the transfer into Level 3 occurred were not significant.

A total of ¥34 billion of net derivative assets were also transferred into Level 3. This comprised primarily ¥14 billion of net interest rate derivative assets which were transferred because certain volatility and correlation valuation inputs became unobservable and ¥21 billion of net credit derivative assets which were transferred because certain credit spread, recovery rate, volatility and correlation valuation inputs became unobservable. Losses on these interest rate and credit contracts which were recognized in the quarter when the transfer into Level 3 occurred were ¥5 billion and ¥2 billion, respectively.

For the year ended March 31, 2013, a total of ¥146 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥6 billion of Equities which were transferred because certain yields and liquidity discounts became unobservable, ¥69 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spread and recovery rate valuation inputs became unobservable and ¥62 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became unobservable. The amount of gains and losses on these transfer reported in Equities and Bank and corporate debt securities and loans for trading purposes which were recognized in the quarter when the transfer into Level 3 occurred were not significant. Gains on these transfer reported in Foreign government, agency and municipal securities which were recognized in the quarter when the transfer into Level 3 occurred were ¥9 billion. During the same period, a total of ¥111 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥110 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable. Losses on these transfer reported in Long-term borrowings which were recognized in the quarter when the transfer into Level 3 occurred were ¥7 billion.

For the year ended March 31, 2013, a total of ¥8 billion of net derivative assets were also transferred into Level 3. This comprised ¥15 billion of net credit derivative assets which were transferred because certain credit spread, recovery rate, volatility and correlation valuation inputs became unobservable and ¥6 billion of net foreign exchange derivative liabilities which were transferred because certain volatility and forward FX rate valuation inputs became unobservable. The amount of gains and losses on the credit contracts and foreign exchange contracts which were recognized in the quarter when the transfer into Level 3 occurred were not significant.

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2012 and 2013. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2012
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥109	¥0	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	61	12	Quarterly	30 days
Real estate funds	11	15	—	—

Total	¥185	¥28

	Billions of yen
	March 31, 2013
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥68	¥16	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	63	7	Quarterly	30 days
Real estate funds	3	—	—	—

Total	¥138	¥24

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The range in notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. Nomura has developed the business of issuing structured notes linked to hedge funds. As a result, most of the risks are transferred as pass-through. The fair values of these investments are estimated using the NAV per share of the investments. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period cannot be estimated for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments in this category are estimated using the NAV per share of the investments. Most of these funds cannot be redeemed within six months. The redemption period cannot be estimated for certain suspended or liquidating funds. These investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, United States and Japan. The fair values of these investments in this category are estimated using the NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments in this category are estimated using the NAV per share of the investments. Redemption is restricted for most of these investments. These investments contain restrictions against transfers of the investments to third parties.

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 and ASC 825. When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Equity method investments reported within Trading assets and private equity investments held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Loans reported within Loans and receivables which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Resale and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the resale and repurchase agreements and the derivatives used to risk manage those instruments.

•

All structured notes issued on or after April 1, 2008 reported within Short-term borrowings and Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008.

•

Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends, Interest expense or Net gain on trading.

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2012 and 2013.

	Billions of yen
	Year ended March 31
	2012	2013
	Gains/(Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥0	¥2
Private equity investments	(12)	(10)
Loans and receivables	(6)	19
Collateralized agreements(3)	10	(0)
Other assets(2)	(0)	1

Total	¥(8)	¥12

Liabilities:
Short-term borrowings(4)	¥(14)	¥(4)
Collateralized financing(3)	(1)	(1)
Long-term borrowings(4)(5)	(11)	(51)
Other liabilities(6)	0	0

Total	¥(26)	¥(56)

(1)	Includes gains and losses reported primarily within Net gain on trading and Gain on private equity investments in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes resale and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes loan commitments.

Nomura currently carries its investment in the common stock of Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) at fair value through election of the fair value option. Nomura held 47.0% as of March 31, 2012 and 2013. This investment is reported within Trading assets and private equity investments—Private equity investments and Other assets—Other in the consolidated balance sheets.

Ashikaga Holdings recognized total revenue of ¥101 billion, total expense of ¥84 billion and net income after tax of ¥17 billion for the year ended March 31, 2012. As of March 31, 2012, its total assets and total liabilities were ¥5,354 billion and ¥5,097 billion, respectively, determined in accordance with accounting principles generally accepted in Japan. Ashikaga Holdings recognized total revenue of ¥99 billion, total expense of ¥80 billion and net income after tax of ¥15 billion for the year ended March 31, 2013. As of March 31, 2013, its total assets and total liabilities were ¥5,434 billion and ¥5,155 billion, respectively, determined in accordance with accounting principles generally accepted in Japan.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques at a rate which incorporates observable changes in its credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥17 billion for the year ended March 31, 2012, mainly because of the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥31 billion for the year ended March 31, 2013, mainly because of a tightening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of March 31, 2012, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥13 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

As of March 31, 2013, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥20 billion more than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 18% of total assets as of March 31, 2012 and 22% as of March 31, 2013.

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2012
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥2,304	¥1,319	¥2,527	¥448	¥6,598

	Billions of yen
	March 31, 2013
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥3,403	¥1,313	¥3,262	¥556	¥8,534

(1)	Other than above, there were ¥640 billion and ¥715 billion of government, agency and municipal securities in Other assets—Non-trading debt securities as of March 31, 2012 and 2013, respectively. The vast majority of these securities are Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets. These would be generally classified in either Level 1 or Level 2 of the fair value hierarchy.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. The estimated fair value of loans receivable which are not elected for the fair value option is estimated in the same way as other loans carried at fair value on a recurring basis. Where quoted market prices are available, such market prices are utilized to estimate fair value. The fair value of long-term borrowings which are not elected for the fair value option is estimated in the same way as other borrowings carried at fair value on a recurring basis using quoted market prices where available or by DCF valuation techniques. All of these financial assets and financial liabilities would be generally classified in Level 2 or Level 3 within the fair value hierarchy using the same methodology as is applied to these instruments when they are elected for the fair value option.

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2012 and 2013.

	Billions of yen
	March 31, 2012(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,071	¥1,071	¥1,071	¥—	¥—
Time deposits	653	653	—	653	—
Deposits with stock exchanges and other segregated cash	230	230	—	230	—
Loans receivable(2)	1,290	1,286	—	1,031	255
Securities purchased under agreements to resell	7,663	7,663	—	7,663	—
Securities borrowed	6,080	6,080	—	6,080	—

Total Assets	¥16,987	¥16,983	¥1,071	¥15,657	¥255

Liabilities:
Short-term borrowings	¥1,186	¥1,186	¥—	¥1,186	¥0
Deposits received at banks	905	905	—	905	—
Securities sold under agreements to repurchase	9,928	9,928	—	9,928	—
Securities loaned	1,700	1,700	—	1,700	—
Long-term borrowings	8,505	8,242	154	8,084	4

Total Liabilities	¥22,224	¥21,961	¥154	¥21,803	¥4

	Billions of yen
	March 31, 2013(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥805	¥805	¥805	¥—	¥—
Time deposits	578	578	—	578	—
Deposits with stock exchanges and other segregated cash	270	270	—	270	—
Loans receivable(2)	1,575	1,576	—	1,352	224
Securities purchased under agreements to resell	8,295	8,295	—	8,295	—
Securities borrowed	5,820	5,820	—	5,820	—

Total Assets	¥17,343	¥17,344	¥805	¥16,315	¥224

Liabilities:
Short-term borrowings	¥738	¥738	¥—	¥734	¥4
Deposits received at banks	1,072	1,072	—	1,071	1
Securities sold under agreements to repurchase	12,444	12,444	—	12,440	4
Securities loaned	2,159	2,159	—	2,159	—
Long-term borrowings	7,592	7,430	114	7,093	223

Total Liabilities	¥24,005	¥23,843	¥114	¥23,497	¥232

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting allowance for loan losses.

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and nonfinancial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

For the year ended March 31, 2012, certain land and buildings were measured at fair value on a nonrecurring basis. The carrying amount of these assets, which are reported within Other assets—Office buildings, land, equipment and facilities in the consolidated balance sheets, were written down to their fair value of ¥17 billion as a result of impairment. Fair value was determined based on internal appraisal value and consequently, this nonrecurring fair value measurement has been determined using valuation inputs which would be classified as Level 3 in the fair value hierarchy.

For the year ended March 31, 2013, goodwill allocated to a certain reporting unit was measured at fair value on a nonrecurring basis. The relevant goodwill, which is reported within Other assets—Other in the consolidated balance sheets, was wholly impaired. Fair value was determined based on DCF and consequently, this nonrecurring fair value measurement has been determined using valuation inputs which would be classified in Level 3 of the fair value hierarchy.

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital markets products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, for OTC derivatives, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“Master Netting Agreements”) with each of its counterparties. Master Netting Agreements provide a right of offset in the event of bankruptcy and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in OTC derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with ASC 210-20.

Nomura offset ¥1,051 billion of cash collateral receivables against net derivative liabilities and ¥867 billion of cash collateral payables against net derivative assets as of March 31, 2012. Cash collateral receivables and cash collateral payables of ¥191 billion and ¥335 billion, respectively, have not been offset against net derivatives as of March 31, 2012.

Nomura offset ¥985 billion of cash collateral receivables against net derivative liabilities and ¥1,033 billion of cash collateral payables against net derivative assets as of March 31, 2013. Cash collateral receivables and cash collateral payables of ¥220 billion and ¥497 billion, respectively, have not been offset against net derivatives as of March 31, 2013.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify the interest rate characteristics of certain financial liabilities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees.

Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Nomura designates derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities through the consolidated statements of income within Interest expense.

Derivative financial instruments designated as hedges of the net investment in foreign operations relate to specific subsidiaries with non-Japanese yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through Nomura Holdings, Inc. (“NHI”) shareholders’ equity within Accumulated other comprehensive income (loss). Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Other.

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2012
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥18,881	¥(17,553)	¥(797)	¥531

	Billions of yen
	March 31, 2013
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥20,169	¥(18,415)	¥(981)	¥773

Derivative activities

The following table quantifies the volume of Nomura’s derivative activity through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2012
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥16,079	¥1,603	¥14,497	¥1,687
Interest rate contracts	636,833	18,843	592,413	18,597
Credit contracts	37,067	1,864	41,785	1,952
Foreign exchange contracts	59,296	1,356	62,999	1,407
Commodity contracts	50	4	45	5

Total	¥749,325	¥23,670	¥711,739	¥23,648

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,855	¥78	¥—	¥—
Foreign exchange contracts	190	4	97	1

Total	¥2,045	¥82	¥97	¥1

Total derivatives	¥751,370	¥23,752	¥711,836	¥23,649

	Billions of yen
	March 31, 2013
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥14,130	¥1,857	¥14,550	¥2,017
Interest rate contracts	727,129	21,685	711,914	21,452
Credit contracts	44,582	1,839	42,889	1,979
Foreign exchange contracts	81,002	2,104	80,280	2,007
Commodity contracts	29	1	39	2

Total	¥866,872	¥27,486	¥849,672	¥27,457

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,748	¥88	¥162	¥0
Foreign exchange contracts	92	1	24	1

Total	¥1,840	¥89	¥186	¥1

Total derivatives	¥868,712	¥27,575	¥849,858	¥27,458

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(3)	As of March 31, 2012 and 2013, the amounts reported include derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. These amounts have not been separately presented since such amounts were not significant.

Changes in fair value are recognized either through earnings or other comprehensive income depending on the purpose for which the derivatives are used.

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following table presents amounts included in the consolidated statements of income related to derivatives used for trading and non-trading purposes by type of underlying derivative contract.

	Billions of yen
	Year ended March 31
	2012	2013
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥(137)	¥(69)
Interest rate contracts	42	65
Credit contracts	(73)	(18)
Foreign exchange contracts	(67)	(329)
Commodity contracts	(4)	(0)

Total	¥(239)	¥(351)

(1)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(2)	Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the years ended March 31, 2012 and 2013, these amounts have not been separately presented as net gains (losses) for these non-trading derivatives were not significant.

Fair value hedges

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments. Derivative financial instruments designated as fair value hedges are carried at fair value. Changes in fair value of the hedging derivatives are recognized together with those of the hedged liabilities in the consolidated statements of income within Interest expense.

The following table presents amounts included in the consolidated statements of income related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2012	2013
Derivatives designated as hedging instruments:
Interest rate contracts	¥76	¥33

Total	¥76	¥33

Hedged items:
Long-term borrowings	¥(76)	¥(33)

Total	¥(76)	¥(33)

Net investment hedges

Nomura designates foreign currency forwards and foreign currency denominated long-term debt as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, the effective hedging portion of the foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges is recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following table presents gains (losses) from derivatives and non-derivatives designated as net investment hedges included in the consolidated statements of comprehensive income.

	Billions of yen
	Year ended March 31
	2012	2013
Hedging instruments:
Foreign exchange contracts	¥(1)	¥(14)
Long-term borrowings	4	(15)

Total	¥3	¥(29)

(1)	The portion of the gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the years ended March 31, 2012 and 2013.

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2012, was ¥912 billion with related collateral pledged of ¥732 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2012, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥77 billion.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2013, was ¥960 billion with related collateral pledged of ¥754 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2013, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥102 billion.

Credit derivatives

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the reference asset.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s realistic exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2012 and March 31, 2013.

	Billions of yen
	March 31, 2012
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥562	¥20,159	¥2,902	¥6,750	¥8,510	¥1,997	¥18,692
Credit default indices	124	10,738	1,667	2,089	5,807	1,175	9,334
Other credit risk related portfolio products	223	3,298	1,084	1,201	441	572	2,138
Credit risk related options and swaptions	(1)	781	0	—	439	342	651

Total	¥908	¥34,976	¥5,653	¥10,040	¥15,197	¥4,086	¥30,815

	Billions of yen
	March 31, 2013
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥210	¥24,659	¥4,575	¥7,961	¥9,877	¥2,246	¥22,431
Credit default indices	(16)	12,722	1,482	3,555	6,815	870	11,592
Other credit risk related portfolio products	230	2,586	666	1,112	215	593	1,710
Credit risk related options and swaptions	0	51	—	—	27	24	42

Total	¥424	¥40,018	¥6,723	¥12,628	¥16,934	¥3,733	¥35,775

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s Financial Services LLC (“S&P”), or if not rated by S&P, based on Moody’s Investors Service, Inc. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2012
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,196	¥1,749	¥5,878	¥5,550	¥2,974	¥1,812	¥20,159
Credit default indices	140	711	5,358	2,905	1,619	5	10,738
Other credit risk related portfolio products	20	18	3	111	212	2,934	3,298
Credit risk related options and swaptions	0	0	137	532	112	—	781

Total	¥2,356	¥2,478	¥11,376	¥9,098	¥4,917	¥4,751	¥34,976

	Billions of yen
	March 31, 2013
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,400	¥1,594	¥5,945	¥8,208	¥4,073	¥2,439	¥24,659
Credit default indices	14	589	6,360	3,516	1,910	333	12,722
Other credit risk related portfolio products	77	17	9	127	243	2,113	2,586
Credit risk related options and swaptions	—	—	18	—	33	—	51

Total	¥2,491	¥2,200	¥12,332	¥11,851	¥6,259	¥4,885	¥40,018

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

4. Private equity business:

Nomura makes private equity investments primarily in Japan and Europe.

Private equity investments made by certain entities which Nomura consolidates under either a voting interest or variable interest model which are investment companies pursuant to the provisions of ASC 946 (“investment company subsidiaries”) are accounted for at fair value, with changes in fair value recognized through the consolidated statements of income. Investment company accounting applied by each of these investment company subsidiaries is retained in these consolidated financial statements within this annual report.

These entities make private equity investments solely for capital appreciation, current income or both rather than to generate strategic operating benefits to Nomura. In accordance with Nomura investment policies, non-investment companies within the group may not make investments in entities engaged in non-core businesses if such investments would result in consolidation or application of the equity method of accounting. Such investments may generally only be made by investment company subsidiaries. Non-core businesses are defined as those engaged in activities other than Nomura’s business segments.

Nomura also has a subsidiary which is not an investment company but which makes investments in entities engaged in Nomura’s core businesses. These investments are made for capital appreciation or current income purposes or both and are also carried at fair value, either because of election of the fair value option or other U.S. GAAP requirements.

Private equity business in Japan

Nomura has an established private equity business in Japan, which has been operated primarily through a wholly-owned subsidiary, Nomura Principal Finance Co., Ltd (“NPF”). NPF is an investment company subsidiary pursuant to the provisions of ASC 946 and therefore has carried all of its investments at fair value, with changes in fair value recognized through the consolidated statements of income.

Since its inception in 2000, NPF has made investments in 21 entities, however, Nomura exited from the majority of these investments for the year ended March 31, 2012 and as a result, the fair value of its investment portfolio as of March 31, 2012 was ¥789 million. Nomura exited from the remaining investments held by NPF during the year ended March 31, 2013, therefore, the fair value of its investment portfolio was ¥nil as of March 31, 2013.

Nomura also makes private equity investments through another wholly-owned subsidiary, Nomura Financial Partners Co., Ltd. (“NFP”), NFP is not an investment company subsidiary as it invests in entities engaged in Nomura’s core business. Nomura elected the fair value option to account for its 47.0% investment in the common stock of Ashikaga Holdings.

Private equity business in Europe

In Europe, Nomura’s private equity investments primarily comprise legacy investments made by its former Principal Finance Group (“PFG”) now managed by Terra Firma (collectively referred to as the “Terra Firma Investments”), investments in other funds managed by Terra Firma (“Other Terra Firma Funds”) and through other investment company subsidiaries (“Other Investments”).

Terra Firma Investments

Following a review to determine the optimum structure for Nomura’s European private equity business, on March 27, 2002, Nomura restructured PFG and, as a result, contributed its investments in certain of its remaining investee companies to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited, the general partner of TFCP I, which is independent of Nomura, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc (“Annington”), which due to contractual restrictions was not transferred to the partnership.

With effect from March 27, 2002, Nomura ceased consolidating the Terra Firma Investments and accounted for those investments at fair value in accordance with ASC 946.

The Terra Firma Investments are held by entities which are investment company subsidiaries and therefore Nomura had accounted for these investments at fair value, with changes in fair value recognized through the consolidated statements of income.

In December 2012, Nomura completed the sale of Annington to Terra Firma and as a result, the fair value of the Terra Firma Investments fell from ¥102,649 million as of March 31, 2012 to ¥nil as of March 31, 2013.

Other Terra Firma Funds

In addition to the Terra Firma Investments, Nomura is a 10% investor in a ¥234 billion private equity fund (“TFCP II”) and a 2% investor in a ¥623 billion private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Nomura’s total commitment for TFCP II was originally ¥23,362 million and reduced to ¥4,001 million as a result of adjustments for recyclable distributions. As of March 31, 2013, ¥3,957 million had been drawn down for investments.

For TFCP III, Nomura’s total commitment was ¥11,793 million and ¥11,094 million had been drawn down for investments as of March 31, 2013.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through the consolidated statements of income.

Other Investments

Nomura also makes private equity investments in Europe through wholly-owned subsidiaries and other consolidated entities which have third party pooling of funds. Certain of these entities are investment company subsidiaries and therefore all of their investments are carried at fair value, with changes in fair value recognized through the consolidated statements of income.

5. Investment company accounting

Certain entities, including NPF, are investment companies and therefore carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.

The following table summarizes the aggregate fair value and the cost of investments held by all investment company subsidiaries within Nomura and for which investment company accounting has been retained in these consolidated financial statements.

	Millions of yen
	March 31
	2012	2013
Closing cost(1)	¥31,691	¥24,393
Gross unrealized appreciation	110,600	11,711
Gross unrealized depreciation	(9,971)	(7,277)

Closing fair value	¥132,320	¥28,827

(1)	Cost is defined as the historical cost of each investment (i.e. purchase price) as adjusted for subsequent additional investment.

The following table summarizes performance of the investments held by investment company subsidiaries during the period.

	Millions of yen
	March 31
	2012	2013
Opening fair value	¥208,754	¥132,320
Purchase / (sales) of investees during the period(1)	(109,724)	(127,396)
Realized gains / (losses) during the period(2)	35,931	19,181
Change in unrealized gains / (losses) during the period(3)	(2,641)	4,722

Closing fair value	¥132,320	¥28,827

(1)	Acquisition cost of new investees and additional investments or sales proceeds of investees disposed of during the period.
(2)	Realized gains and losses are calculated as the difference between sales proceeds and the carrying values.
(3)	Includes the effect of foreign exchange movements.

6. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows.

	Billions of yen
	March 31
	2012	2013
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥32,075	¥35,281
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	23,895	28,488

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets in the consolidated balance sheets. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the tables below.

	Millions of yen
	March 31
	2012	2013
Trading assets:
Equities and convertible securities	¥47,966	¥86,108
Government and government agency securities	1,333,482	1,314,277
Bank and corporate debt securities	139,863	161,233
Commercial mortgage-backed securities (“CMBS”)	40,183	33,723
Residential mortgage-backed securities (“RMBS”)	1,527,946	1,674,898
Collateralized debt obligations (“CDO”) and other(1)	82,298	84,065
Investment trust funds and other	—	16,335
Deposits with stock exchanges and other segregated cash	—	4,110

	¥3,171,738	¥3,374,749

Non-trading debt securities	¥54,969	¥49,811
Investments in and advances to affiliated companies	¥33,921	¥37,636

(1)	Includes CLO and ABS those on credit card loans, auto loans and student loans.

Assets subject to lien, except for those disclosed above, are as follows.

	Millions of yen
	March 31
	2012	2013
Loans and receivables	¥55,236	¥706
Trading assets	1,515,079	1,208,753
Office buildings, land, equipment and facilities	116,530	955
Non-trading debt securities	337,681	315,781
Other	260,683	83

	¥2,285,209	¥1,526,278

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs and trading balances of secured borrowings, and derivative transactions. See Note 13 “Borrowings” for further information regarding trading balances of secured borrowings.

7. Non-trading securities:

Non-trading securities held by Nomura’s insurance subsidiary are carried at fair value within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets, and unrealized changes in fair value are reported net-of-tax within Other comprehensive income (loss) in the consolidated statements of comprehensive income. Realized gains and losses on non-trading securities are recognized within Revenue—Other in the consolidated statements of income.

The following tables present information regarding the cost and/or amortized cost, gross unrealized gains and losses and fair value of non-trading securities held by Nomura’s insurance subsidiary as of March 31, 2012 and 2013.

	Millions of yen
	March 31, 2012
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities	¥150,203	¥445	¥164	¥150,484
Other debt securities	37,356	115	182	37,289
Equity securities	53,358	3,194	2,069	54,483

Total	¥240,917	¥3,754	¥2,415	¥242,256

	Millions of yen
	March 31, 2013
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities	¥177,374	¥5,294	¥126	¥182,542
Other debt securities	54,032	726	86	54,672
Equity securities	39,997	12,923	109	52,811

Total	¥271,403	¥18,943	¥321	¥290,025

For the year ended March 31, 2012, non-trading securities of ¥317,806 million were disposed of resulting in ¥6,331 million of realized gains and ¥1,282 million of realized losses. Total proceeds received from these disposals were ¥322,855 million. For the year ended March 31, 2013, non-trading securities of ¥525,965 million were disposed of resulting in ¥12,050 million of realized gains and ¥1,134 million of realized losses. Total proceeds received from these disposals were ¥536,881 million. Related gains and losses were computed using the average method.

The following table presents an analysis of the fair value of non-trading debt securities by residual contractual maturity as of March 31, 2013. Actual maturities may differ from contractual maturities as certain securities contain features that allow redemption of the securities prior to their contractual maturity.

	Millions of yen
	March 31, 2013
		Years to maturity
	Total	Less than 1 year	1 to 5 years	5 to 10 years	More than 10 years
Non-trading debt securities	¥237,214	¥36,906	¥84,878	¥98,199	¥17,231

The following tables present the fair value and gross unrealized losses of non-trading securities aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2012 and 2013.

	Millions of yen
	March 31, 2012
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥14,954	¥164	¥—	¥—	¥14,954	¥164
Other debt securities	5,920	182	—	—	5,920	182
Equity securities	21,049	2,069	—	—	21,049	2,069

Total	¥41,923	¥2,415	¥—	¥—	¥41,923	¥2,415

	Millions of yen
	March 31, 2013
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥56,400	¥80	¥2,903	¥46	¥59,303	¥126
Other debt securities	10,404	86	—	—	10,404	86
Equity securities	1,517	109	—	—	1,517	109

Total	¥68,321	¥275	¥2,903	¥46	¥71,224	¥321

As of March 31, 2012, the total number of non-trading securities in unrealized loss positions was approximately 70. As of March 31, 2013, the total number of non-trading securities in unrealized loss positions was approximately 80.

For the years ended March 31, 2012 and 2013, other-than-temporary impairment losses recognized for non-trading equity securities and reported within Revenue—Other were ¥1,078 million and ¥4,900 million, respectively. For the year ended March 31, 2013 the credit loss component of other-than-temporary impairment losses recognized for non-trading debt securities were not significant. For the year ended March 31, 2013, the non-credit loss component of other-than-temporary impairment losses recognized for certain non-trading debt securities and reported within Other comprehensive income (loss) were ¥7 million. For the year ended March 31, 2013, other gross unrealized losses of non-trading securities were considered temporary.

8. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue-Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2012 and 2013, Nomura received cash proceeds from SPEs in new securitizations of ¥349 billion and ¥407 billion, respectively, and the amounts of associated profit on sale were not significant. For the years ended March 31, 2012 and 2013, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,336 billion and ¥1,783 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥723 billion and ¥951 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥3,782 billion and ¥4,109 billion as of March 31, 2012 and 2013, respectively. Nomura’s retained interests were ¥165 billion and ¥300 billion as of March 31, 2012 and 2013, respectively. For the years ended March 31, 2012 and 2013, Nomura received cash flows of ¥14 billion and ¥26 billion, respectively, from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements and written credit default swap agreements in the amount of ¥27 billion and ¥18 billion as of March 31, 2012 and 2013, respectively. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following tables present the fair value of retained interests where Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2012
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥163	¥—	¥163	¥161	¥2
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	—	2	2	2	—

Total	¥—	¥163	¥2	¥165	¥163	¥2

	Billions of yen
	March 31, 2013
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥296	¥—	¥296	¥296	¥—
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	2	2	4	2	2

Total	¥—	¥298	¥2	¥300	¥298	¥2

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen, except percentages
	Material retained interests held(1) as of March 31
	2012	2013
Fair value of retained interests(1)	¥157	¥288
Weighted-average life (Years)	7.0	6.0
Constant prepayment rate	8.1%	10.1%
Impact of 10% adverse change	(1.3)	(2.6)
Impact of 20% adverse change	(2.4)	(5.0)
Discount rate	3.3%	3.6%
Impact of 10% adverse change	(3.7)	(4.2)
Impact of 20% adverse change	(7.1)	(8.2)

(1)	The sensitivity analysis covers the material retained interests held of ¥157 billion out of ¥165 billion as of March 31, 2012 and ¥288 billion out of ¥300 billion as of March 31, 2013. Nomura considers the amount or the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

Changes in fair value based on 10% or 20% adverse changes generally cannot be extrapolated since the relationship of the change in assumption to the change in fair value may not be linear. The impact of a change in a particular assumption is calculated holding all other assumptions constant. For this reason, concurrent changes in assumptions may magnify or counteract the sensitivities disclosed above. The sensitivity analyses are hypothetical and do not reflect Nomura’s risk management practices that may be undertaken under those stress scenarios.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions and generally reported within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31
	2012	2013
Assets
Trading assets
Equities	¥116	¥72
Debt securities	84	86
Mortgage and mortgage-backed securities	27	24
Long-term loans receivable	21	8

Total	¥248	¥190

Liabilities
Long-term borrowings	¥223	¥177

Variable Interest Entities (“VIEs”)

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31
	2012		2013
Consolidated VIE assets
Cash and cash equivalents	¥52		¥13
Trading assets
Equities	730		353
Debt securities	180		200
Mortgage and mortgage-backed securities	84		138
Investment trust funds and other	0		—
Derivatives	4		3
Private equity investments	1		1
Securities purchased under agreements to resell	7		12
Office buildings, land, equipment and facilities	140	(2)	17
Other(1)	408	(2)	64

Total	¥1,606		¥801

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥4		¥6
Derivatives	38		15
Securities sold under agreements to repurchase	0		4
Borrowings
Long-term borrowings	992		458
Other	35		7

Total	¥1,069		¥490

(1)	Includes aircraft purchase deposits of ¥17 billion and ¥16 billion as of March 31, 2012 and 2013, respectively. In relation to these aircraft purchase deposits, certain of these SPEs have commitments to purchase aircraft. See Note 22 “Commitments, contingencies and guarantees” for further information.
(2)	Includes real estate and real estate for sale held by SPEs related to a consolidated subsidiary. That subsidiary was de-consolidated during the year ended March 31, 2013.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets, the amount of commitments and financial guarantees and the notional amount of the derivative instruments. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2012
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥58	¥—	¥58
Debt securities	133	—	133
Mortgage and mortgage-backed securities	2,137	—	2,137
Investment trust funds and other	96	—	96
Derivatives	0	9	27
Private equity investments	25	—	25
Loans
Short-term loans	2	—	2
Long-term loans	29	—	29
Other	5	—	5
Commitments to extend credit and other guarantees	—	—	19

Total	¥2,485	¥9	¥2,531

	Billions of yen
	March 31, 2013
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥65	¥—	¥65
Debt securities	173	—	173
Mortgage and mortgage-backed securities	2,843	—	2,843
Investment trust funds and other	161	—	161
Derivatives	0	—	18
Private equity investments	28	—	28
Loans
Short-term loans	7	—	7
Long-term loans	82	—	82
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	33

Total	¥3,363	¥—	¥3,414

9. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of collateralized agreements such as reverse repurchase agreements and securities borrowing transactions and loans. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements and securities borrowing transactions are generally recorded in the consolidated balance sheets at the amount at which the securities are purchased with applicable accrued interest. No allowance for credit losses is generally recorded on these transactions due to the strict collateralization requirements.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks include both retail and commercial secured and unsecured loans extended by licensed banking entities within Nomura such as The Nomura Trust & Banking Co., Ltd and Nomura Bank International plc. For both retail and commercial loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are loans provided to clients in connection with securities brokerage business. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. For these reasons, the risk to Nomura of providing these loans is limited.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is not significant as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Corporate loans are primarily commercial loans provided to corporate clients extended by non-licensed banking entities within Nomura. Corporate loans include loans secured by real estate or securities, as well as unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks.

In addition to the loans above, Nomura has advances to affiliated companies which are loans provided to related parties of Nomura. As these loans are generally not secured, Nomura is exposed to the risk of default of the counterparty.

The following tables present a summary of loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets by portfolio segment.

	Millions of yen
	March 31, 2012
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥235,407	¥50,109	¥285,516
Short-term secured margin loans	165,246	—	165,246
Inter-bank money market loans	95,461	—	95,461
Corporate loans	338,906	408,243	747,149

Total loans receivable	¥835,020	¥458,352	¥1,293,372

Advances to affiliated companies	10,649	—	10,649

Total	¥845,669	¥458,352	¥1,304,021

	Millions of yen
	March 31, 2013
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥263,608	¥153	¥263,761
Short-term secured margin loans	288,574	—	288,574
Inter-bank money market loans	76,968	—	76,968
Corporate loans	422,295	523,896	946,191

Total loans receivable	¥1,051,445	¥524,049	¥1,575,494

Advances to affiliated companies	12,376	—	12,376

Total	¥1,063,821	¥524,049	¥1,587,870

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

There were no significant purchases or sales of loans receivable and no reclassifications of loans receivable to trading assets during the years ended March 31, 2012 and 2013.

Allowance for loan losses

Management establishes an allowance for loan losses for loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for loan losses which is reported in the consolidated balance sheets within Allowance for doubtful accounts comprises two components:

•	A specific component for loans which have been individually evaluated for impairment; and

•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. The impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date and the uncertainties inherent in those underlying assumptions. The allowance is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for loan losses on the best information available, future adjustments to the allowance for loan losses may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Loans are charged-off when Nomura determines that the loans are uncollectible. This determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation or that the proceeds from collateral will not be sufficient to pay the loans.

The following tables present changes in the allowance for losses for the years ended March 31, 2012 and 2013.

	Millions of yen
	Year ended March 31, 2012
	Allowance for loan losses						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥339	¥37	¥—	¥3,422	¥11	¥3,809	¥1,051	¥4,860
Provision for losses	213	(11)	—	(592)	40	(350)	20	(330)
Charge-offs	—	(2)	—	—	—	(2)	(1)	(3)
Other(1)	—	(0)	—	(72)	—	(72)	433	361

Ending balance	¥552	¥24	¥—	¥2,758	¥51	¥3,385	¥1,503	¥4,888

	Millions of yen
	Year ended March 31, 2013
	Allowance for loan losses						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥552	¥24	¥—	¥2,758	¥51	¥3,385	¥1,503	¥4,888
Provision for losses	238	13	—	(2,630)	(22)	(2,401)	(13)	(2,414)
Charge-offs	(1)	(11)	—	(26)	—	(38)	—	(38)
Other(1)	—	0	—	(7)	—	(7)	(171)	(178)

Ending balance	¥789	¥26	¥—	¥95	¥29	¥939	¥1,319	¥2,258

(1)	Includes the effect of foreign exchange movements.

The following tables present the allowance for loan losses and loans by impairment methodology and type of loans as of March 31, 2012 and 2013.

	Millions of yen
	March 31, 2012
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥14	¥10	¥—	¥2,680	¥—	¥2,704
Evaluated collectively	538	14	—	78	51	681

Total allowance for loan losses	¥552	¥24	¥—	¥2,758	¥51	¥3,385

Loans by impairment methodology
Evaluated individually	¥212	¥58,636	¥95,461	¥329,312	¥394	¥484,015
Evaluated collectively	235,195	106,610	—	9,594	10,255	361,654

Total loans	¥235,407	¥165,246	¥95,461	¥338,906	¥10,649	¥845,669

	Millions of yen
	March 31, 2013
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥6	¥—	¥—	¥7	¥—	¥13
Evaluated collectively	783	26	—	88	29	926

Total allowance for loan losses	¥789	¥26	¥—	¥95	¥29	¥939

Loans by impairment methodology
Evaluated individually	¥76	¥83,399	¥76,968	¥412,675	¥5,595	¥578,713
Evaluated collectively	263,532	205,175	—	9,620	6,781	485,108

Total loans	¥263,608	¥288,574	¥76,968	¥422,295	¥12,376	¥1,063,821

Nonaccrual and past due loans

Loans which are individually evaluated as impaired are assessed for nonaccrual status in accordance with Nomura’s policy. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2012, there were ¥40,565 million of loans which were on a nonaccrual status, primarily unsecured corporate loans. The amount of loans which were 90 days past due was not significant.

As of March 31, 2013, there were ¥5,855 million of loans which were on a nonaccrual status, primarily secured corporate loans. The amount of loans which were 90 days past due was not significant.

Once a loan is impaired and placed on a nonaccrual status, interest income is subsequently recognized using the cash basis method.

Loan impairment and troubled debt restructurings

In the ordinary course of business, Nomura may choose to recognize impairment and also restructure a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. A troubled debt restructuring (“TDR”) occurs when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.

Any loan being restructured under a TDR will generally already be identified as impaired with an applicable allowance recognized in the allowance for loan losses. If not (for example if the loan is collectively assessed for impairment with other loans), the restructuring of the loan under a TDR will immediately result in the loan as being classified as impaired. An impairment loss for a loan restructuring under a TDR which only involves modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is calculated in the same way as any other impaired loan. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.

As of March 31, 2012, the amount of loans which were classified as impaired but against which no allowance for loan losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment was ¥35,721 million, the total unpaid principal balance was ¥38,103 million and the related allowance was ¥2,693 million, primarily for unsecured corporate loans.

As of March 31, 2013, the amount of loans which were classified as impaired but against which no allowance for loan losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant.

The amount of TDRs which occurred during the years ended March 31, 2012 and 2013, was not significant.

Credit quality indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the borrower. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal credit rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of borrower’s creditworthiness. Loans considered as collateralized transactions are not subject to an internal credit rating process as Nomura monitors the value of posted collateral closely and understands means to prevent potential losses.

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2012 and 2013.

	Millions of yen
	March 31, 2012
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥92,207	¥29,169	¥—	¥33,511	¥154,887
Unsecured loans at banks	80,507	—	13	—	80,520
Short-term secured margin loans	—	—	—	165,246	165,246
Secured inter-bank money market loans	1,461	—	—	—	1,461
Unsecured inter-bank money market loans	94,000	—	—	—	94,000
Secured corporate loans	131,767	93,331	4,232	70,657	299,987
Unsecured corporate loans	1,339	37,580	—	—	38,919
Advances to affiliated companies	10,255	—	—	394	10,649

Total	¥411,536	¥160,080	¥4,245	¥269,808	¥845,669

	Millions of yen
	March 31, 2013
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥105,199	¥30,826	¥—	¥33,208	¥169,233
Unsecured loans at banks	93,266	1,103	6	—	94,375
Short-term secured margin loans	—	—	—	288,574	288,574
Secured inter-bank money market loans	1,968	—	—	—	1,968
Unsecured inter-bank money market loans	75,000	—	—	—	75,000
Secured corporate loans	220,189	164,205	7,969	3,570	395,933
Unsecured corporate loans	—	26,362	—	—	26,362
Advances to affiliated companies	6,781	527	—	5,068	12,376

Total	¥502,403	¥223,023	¥7,975	¥330,420	¥1,063,821

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

Nomura reviews internal counterparty credit ratings at least once a year by using available borrower’s credit information including financial statements and other information. Internal counterparty credit ratings are also reviewed more frequently for high-risk borrowers or problematic exposures and any significant credit event of a counterparty will trigger an immediate credit review process.

10. Leases:

Lessor

Nomura leases office buildings and aircraft in Japan and overseas. These leases are classified as operating leases and the related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

A portion of such rentals is paid from Nomura Research Institute, Ltd. (“NRI”), an affiliated company. See Note 21 “Affiliated companies and other equity-method investees” for more information.

The following table presents the lease deposits and rents received from NRI.

	Millions of yen
	As of or for the year ended March 31
	2012	2013
Lease deposits	¥11,738	¥—
Rental income	3,848	4,272

The following table presents the types of assets which Nomura leases under operating leases.

	Millions of yen
	March 31, 2013
	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥3,426	¥(1,215)	¥2,211
Aircraft	17,872	(1,332)	16,540

Total	¥21,298	¥(2,547)	¥18,751

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate space utilized by Nomura.

Nomura recognized rental income of ¥66,180 million and ¥78,667 million for the years ended March 31, 2012 and 2013, respectively in the consolidated statements of income within Revenue—Other.

The future minimum lease payments to be received on noncancelable operating leases as of March 31, 2013 was ¥7,187 million and this future minimum lease payments to be received are scheduled as below:

	Millions of yen
		Years of receipt
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments to be received	¥7,187	¥1,350	¥1,239	¥1,166	¥581	¥490	¥2,361

Lessee

Nomura leases its office spaces, certain employees’ residential facilities and other facilities in Japan and overseas primarily under cancelable operating lease agreements which are customarily renewed upon expiration.

Nomura also leases certain equipment and facilities in Japan and overseas under non-cancelable operating lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2012 and 2013 were ¥43,536 million and ¥46,975 million, respectively. A portion of such rental expenses was paid to Nomura Land and Building Co., Ltd. (“NLB”) that became a consolidated subsidiary of Nomura in May 2011.

The following table presents lease deposits and rents paid to NLB.

	Millions of yen
	As of or for the year ended March 31
	2012	2013
Lease deposits	¥—	¥—
Rental expenses(1)	622	—

(1)	Rental expenses for the year ended March 31, 2012 were those paid to NLB for the period before NLB was consolidated.

The following table presents the future minimum lease payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2013:

Millions of yen
March 31
2013
Total minimum lease payments	¥154,254
Less: Sublease rental income	(9,338)

Net minimum lease payments	¥144,916

The future minimum lease payments above are scheduled as below as of March 31, 2013:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥154,254	¥17,801	¥16,503	¥14,393	¥11,200	¥10,585	¥83,772

Nomura leases certain equipments and facilities office in Japan and overseas under capital lease agreements. If the lease is classified as a capital lease, Nomura recognizes the real estate at the lower of its fair value or present value of minimum lease payments, which is reported within Other Assets—Office buildings, land, equipment and facilities in the consolidated balance sheets. The balances of capital lease assets as of March 31, 2012 and 2013 were ¥27,902 million and ¥24,170 million, respectively.

The following table presents the future minimum lease payments under capital leases as of March 31, 2013:

Millions of yen
March 31
2013
Total minimum lease payments	¥54,036
Less: Amount representing interest	(28,483)

Present value of net lease payments	¥25,553

The future minimum lease payments above are scheduled as below as of March 31, 2013:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥54,036	¥497	¥405	¥2,992	¥3,511	¥3,454	¥43,177

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

11. Business combinations:

During the year ended March 31, 2013, there were no significant business combinations.

For the purpose of streamlining Nomura’s management structure for faster decision-making in relation to reorganization, on May 13, 2011, the Company entered into an agreement with one of its affiliated companies, NLB to implement a share exchange (“Share Exchange Agreement”) effective on July 1, 2011. In advance of the effective date of the Share Exchange Agreement, the Company acquired an additional 39.0% of the issued shares of NLB (“Share Purchases”) as of May 24, 2011. As a result of the Share Purchases, NLB became a consolidated subsidiary of Nomura during the three months ended June 30, 2011. Nomura’s total consideration in relation to the Share Purchases was approximately ¥37,620 million. The difference between the fair value of the acquired net assets of NLB and the acquisition cost was accounted for as a bargain purchase gain of ¥44,963 million which is reported within Revenue—Other in the consolidated statements of income.

The Share Purchases were accounted for as a step acquisition in these consolidated financial statements, because Nomura held 38.5% of the outstanding shares of NLB prior to the Share Purchases. Nomura remeasured the previously held equity investments in NLB and other companies which were acquired as a result of the Share Purchases at fair value. The change in fair value was a loss of ¥16,555 million which was reported within Revenue—Other in the consolidated statements of income. The remeasurement to fair value was determined primarily based on the cost of the Share Purchases, in which the financial condition and assets of NLB were considered in reference to the valuation results provided by third party appraisers. As of the date of the Share Purchases, the previously held equity investments were remeasured at the fair value of ¥38,379 million. Further, equity investments in NLB previously held by other affiliated companies of Nomura were also remeasured at fair value, resulting in an additional loss of ¥4,109 million which was also reported within Revenue—Other in the consolidated statements of income.

There were no other material acquisition-related costs incurred in connection with this business combination.

The operating results of NLB and other companies acquired as a result of the Share Purchases have been included in the consolidated statements of income from May 2011 and revenue generated by NLB and these other companies and net income from them which have been included in the consolidated statements of income were ¥488,536 million, and ¥5,107 million for the year ended March 31, 2012. Such revenues are generally reported in Revenue—Other.

The following table provides a summary of the fair value of the assets acquired and the liabilities assumed, as of the date of the Share Purchases.

Millions of yen
Assets:
Cash and cash deposits	¥78,634
Loans receivable(1)	54,023
Receivables from other than customers	12,865
Office buildings, land, equipment and facilities	715,683
Intangible assets(2)	60,048
Assets other than above(3)	1,290,121

Total assets	2,211,374

Liabilities:
Short-term borrowings	82,800
Long-term borrowings	952,932
Liabilities other than above	748,889

Total liabilities	1,784,621

Equity attributable to NHI shareholders	120,962

Noncontrolling interests of NLB(4)	22,397

Noncontrolling interests attributable to other than shareholders of NLB(5)	283,394

Acquisition costs and fair value of previously held equity investments	75,999

Goodwill	¥(44,963)

(1)	Valuation is based on the difference between the gross contractual amounts receivable of ¥54,131 million and the estimate of the contractual cash flows not expected to be collected of ¥108 million.
(2)	Includes finite-lived intangible assets related to client contracts and lease agreements which are amortized based on a weighted-average amortization period of nine years with no estimated residual value.
(3)	Includes real estate classified as held for sale.
(4)	Valuation is based on the acquisition cost of the Share Purchases.
(5)	Valuation is based on either the market value or the net asset value as of the date of acquisition.

Based on the Share Exchange Agreement, 118 common shares of the Company were allotted and delivered for each share of NLB, and NLB became a wholly owned subsidiary of Nomura as of July 1, 2011. On the same day, the Company issued 103,429,360 common shares. In addition, the common shares of NLB which the Company acquired through the Share Exchange Agreement include the shares that had been held by one of Nomura’s subsidiaries, Nomura Asset Management Co., Ltd., and the acquisition of those shares is accounted for as a transaction between entities under common control.

The following selected (unaudited) pro-forma financial information presents revenue and net income (loss) amounts as if the Share Purchases occurred on April 1, 2010.

Millions of yen, except per share data
Year ended March 31
2012
Total revenue	¥1,892,851
Net income (loss) attributable to NHI shareholders	¥(13,951)
Basic net income (loss) attributable to NHI shareholders per share	(3.83)
Diluted net income (loss) attributable to NHI shareholders per share	(3.83)

Revenue—Other in the consolidated statements of income for the year ended March 31, 2012 and 2013 include real estate sales of ¥251,377 million and ¥336,858 million generated by Nomura Real Estate Holdings Inc. (“NREH”) which was a subsidiary of NLB. Revenues are recognized when the sales have closed, the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the real estate and Nomura does not have substantial continuing involvement in the real estate. The costs of real estate sales corresponding to these revenues were ¥226,450 million and ¥306,570 million reported within Non-interest expenses—Other in the consolidated statements of income. Nomura disposed of part of its investment in NREH in March 2013 and subsequently accounts for its remaining investment using the equity method of accounting. Following deconsolidation of NREH, real estate sales and costs of real estate will no longer be separately reported on a gross basis in the consolidated statements of income within Revenue—Other and Non-interest expenses—Other, respectively and Nomura’s share of net income of NREH will be reported within Revenue—Other. See Note 21 “Affiliated companies and other equity-method investees” for further information regarding NREH.

12. Other assets—Other / Other liabilities:

The following table presents Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	March 31
	2012		2013
Other assets—Other:
Securities received as collateral	¥92,743		¥47,739
Goodwill and other intangible assets	160,227		115,661
Deferred tax assets	201,244		145,602
Investments in equity securities for other than operating purposes(1)	113,006		71,813
Other	907,903	(2)	221,344

Total	¥1,475,123		¥602,159

Other liabilities:
Obligation to return securities received as collateral	¥92,743		¥47,739
Accrued income taxes	16,169		56,353
Other accrued expenses and provisions	378,957		402,192
Other(3)	678,032		471,879

Total	¥1,165,901		¥978,163

(1)	Includes marketable and non-marketable equity securities held for other than trading or operating purposes.

These investments were comprised of listed equity securities and unlisted equity securities of ¥58,460 million and ¥54,546 million respectively, as of March 31, 2012, and ¥50,930 million and ¥20,883 million respectively, as of March 31, 2013. These securities are carried at fair value, with changes in fair value recognized within Revenue—other in the consolidated statements of income.

(2)	Includes real estate classified as held for sale which is carried at the lower of net book value or fair value less cost to sell. For the year ended March 31, 2013, Nomura recognized losses of ¥32,019 million within Non-interest expenses—Other for real estate classified as held for sale were fair value less cost to sell is lower than net book value. As a result, Net income attributable to NHI shareholders for the year ended March 31, 2013 decreased by ¥4,241 million.
(3)	Includes liabilities relating to the investment contracts which were underwritten by Nomura’s insurance subsidiary. As of March 31, 2012 and 2013, carrying values were ¥292,120 million and ¥281,864 million, respectively, and estimated fair values were ¥294,242 million and ¥285,914 million, respectively. Fair value is estimated by discounting future cash flows and using valuation inputs which would be generally classified in Level 3 of the fair value hierarchy.

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment during the fourth quarter of each fiscal year, or more often if events or circumstances, such as adverse changes in the business climate, indicate there may be impairment.

Changes in goodwill, which are reported in the consolidated balance sheets within Other assets—Other, are as follows.

	Millions of yen
	Year ended March 31
	2012		2013
Balance at beginning of year	¥70,223		¥74,034
Increases due to business combinations	4,898	(4)	—
Impairment	—		(8,293	)(1)
Other(2)	(1,087)		8,501

Balance at end of year(3)	¥74,034		¥74,242

(1)	For the year ended March 31, 2013, Nomura recognized a goodwill impairment loss relating to the Wholesale segment of ¥8,293 million which was reported within Non-interest expenses—Other in the consolidated statements of income, due to a decline in fair value of a reporting unit in the Wholesale segment caused by the prolonged economic downturn. The fair value was determined based on DCF.
(2)	Includes currency translation adjustments as of March 31, 2012 and 2013 of ¥(1,083) million and 8,501 million, respectively.
(3)	The amounts attributable to the Wholesale segment as of March 31, 2012 and 2013 were ¥68,718 million and ¥68,218 million, respectively. The amounts attributable to Other as of March 31, 2012 and 2013 were ¥5,316 million and ¥6,024 million, respectively.
(4)	Relates to GE Capital Finance (China) Co., Ltd which is a subsidiary of Nomura Bank International plc.

Intangible assets subject to amortization as of March 31, 2012 and 2013 are shown below.

	Millions of yen
	March 31, 2012			March 31, 2013
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥88,733	¥(34,947)	¥53,786	¥62,586	¥(30,187)	¥32,399
Lease agreements	16,500	(1,445)	15,055	—	—	—
Other	1,126	(383)	743	644	(180)	464

Total	¥106,359	¥(36,775)	¥69,584	¥63,230	¥(30,367)	¥32,863

Amortization expenses for the years ended March 31, 2012 and 2013 were ¥19,129 million and ¥9,976 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2014	¥5,739
2015	5,739
2016	5,162
2017	4,880
2018	4,793

The amounts of other intangible assets not subject to amortization, which primarily including trademarks, were ¥16,609 million and ¥8,556 million as of March 31, 2012 and 2013, respectively.

13. Borrowings:

Short-term and long-term borrowings of Nomura as of March 31, 2012 and 2013 are shown below.

	Millions of yen
	March 31
	2012	2013
Short-term borrowings(1):
Commercial paper	¥315,579	¥296,656
Bank borrowings	743,119	344,983
Other	126,915	96,806

Total	¥1,185,613	¥738,445

Long-term borrowings:
Long-term borrowings from banks and other financial institutions(2)	¥3,494,323	¥2,631,019
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese yen denominated	1,124,504	1,303,757
Non-Japanese yen denominated	860,975	1,079,275
Floating-rate obligations:
Japanese yen denominated	788,224	390,261
Non-Japanese yen denominated	117,121	69,286
Index / Equity-linked obligations:
Japanese yen denominated	1,241,950	1,296,966
Non-Japanese yen denominated	654,775	644,414

	4,787,549	4,783,959

Subtotal	8,281,872	7,414,978

Trading balances of secured borrowings	222,968	177,390

Total	¥8,504,840	¥7,592,368

(1)	Includes secured borrowings of ¥8,647 million as of March 31, 2012 and ¥13,779 million as of March 31, 2013.
(2)	Includes secured borrowings of ¥224,543 million as of March 31, 2012 and ¥3,039 million as of March 31, 2013.
(3)	Includes secured borrowings of ¥757,018 million as of March 31, 2012 and ¥458,342 million as of March 31, 2013.

Trading balances of secured borrowings

These are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. These borrowings are part of Nomura’s trading activities intended to generate profits from the distribution of financial products secured by those financial assets.

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2012	2013
Debt issued by the Company	¥3,178,278	¥3,509,117
Debt issued by subsidiaries—guaranteed by the Company	2,076,721	2,207,268
Debt issued by subsidiaries—not guaranteed by the Company(1)	3,249,841	1,875,983

Total	¥8,504,840	¥7,592,368

(1)	Includes trading balances of secured borrowings.

As of March 31, 2012, fixed-rate long-term borrowings mature between 2012 and 2042 at interest rates ranging from 0.10% to 10.00%. Floating-rate obligations, which are generally based on LIBOR, mature between 2012 and 2039 at interest rates ranging from 0.00% to 8.54%. Index / Equity-linked obligations mature between 2012 and 2042 at interest rates ranging from 0.00% to 32.50%.

As of March 31, 2013, fixed-rate long-term borrowings mature between 2013 and 2042 at interest rates ranging from 0.00% to 11.00%. Floating-rate obligations, which are generally based on LIBOR, mature between 2013 and 2052 at interest rates ranging from 0.00% to 5.29%. Index / Equity-linked obligations mature between 2013 and 2043 at interest rates ranging from 0.00% to 42.50%.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other index-linked instruments.

Nomura enters into swap agreements to manage its exposure to interest rates and foreign exchange rates. Principally, debt securities and notes issued are effectively converted to LIBOR-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings includes adjustments to reflect fair value hedges.

Following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges as of March 31, 2012 and 2013.

	March 31
	2012	2013
Short-term borrowings	0.43%	0.61%
Long-term borrowings	1.34%	1.71%
Fixed-rate obligations	2.04%	2.39%
Floating-rate obligations	0.90%	0.91%
Index / Equity-linked obligations	1.22%	1.72%

Maturities of long-term borrowings

The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2013:

Year ending March 31	Millions of yen
2014	¥701,517
2015	1,320,270
2016	1,140,710
2017	693,281
2018	805,937
2019 and thereafter	2,753,263

Subtotal	7,414,978

Trading balances of secured borrowings	177,390

Total	¥7,592,368

Borrowing facilities

As of March 31, 2012 and 2013, Nomura had unutilized borrowing facilities of ¥138,301 million and ¥77,935 million, respectively. The terms for these unutilized borrowing facilities do not significantly differ from existing borrowings.

Subordinated borrowings

As of March 31, 2012 and 2013, subordinated borrowings were ¥637,487 million and ¥562,137 million, respectively.

14. Earnings per share:

Basic and diluted earnings per share (“EPS”) are presented on the face of the consolidated statements of income. Basic EPS is calculated by dividing net income attributable to NHI shareholders by the weighted average number of common shares outstanding during the year. The calculation of diluted EPS is similar to basic EPS, except that the weighted average number of common shares is adjusted to reflect all dilutive instruments where potential common shares are deliverable during the year. In addition, net income attributable to NHI shareholders is adjusted for any change in income or loss that would result from the assumed conversion of dilutive instruments issued by subsidiaries and affiliates.

A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2012	2013
Basic—
Net income attributable to NHI shareholders	¥11,583	¥107,234

Weighted average number of shares outstanding	3,643,481,439	3,692,795,953

Net income attributable to NHI shareholders per share	¥3.18	¥29.04

Diluted—
Net income attributable to NHI shareholders	¥11,561	¥107,181

Weighted average number of shares outstanding	3,680,124,235	3,777,360,671

Net income attributable to NHI shareholders per share	¥3.14	¥28.37

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2012 and 2013 arising from options to purchase common shares issued by subsidiaries and affiliates. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of common shares arising from stock-based compensation plans by the Company, which would have minimal impact on EPS for the years ended March 31, 2012 and 2013.

Antidilutive stock options to purchase 24,840,700 and 10,880,700 common shares were not included in the computation of diluted EPS for the years ended March 31, 2012 and 2013, respectively.

The Company conducted a share buyback of 75,000,000 common shares which amounted to ¥37,362 million from August 9, 2010 to August 31, 2010.

On July 1, 2011, the Company issued 103,429,360 common shares in accordance with NLB becoming a wholly owned subsidiary of Nomura. See Note 11 “Business combinations” for further information.

Subsequent Events

The Company conducted a share buyback from May 8, 2013 to May 31, 2013. See Note 19 “Shareholders’ equity” for further information.

On May 15, 2013, the Company adopted a resolution to issue SARs pursuant to the SAR Plan B awards. See Note 16 “Deferred compensation plans” for further information.

15. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain eligible employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).

Defined benefit pension plans—

The Company and certain subsidiaries in Japan (the “Japanese entities”) have contributory funded benefit pension plans for eligible employees. The benefits are paid as annuity payments subsequent to retirement or as lump-sum payments at the time of retirement based on the combination of years of service, age at retirement and employee’s choice. The benefits under the plans are calculated based upon position, years of service and reason for retirement. In addition to the plans described above, certain Japanese entities also have unfunded lump-sum payment plans. Under these plans, employees with at least two years of service are generally entitled to lump-sum payments upon termination of employment. The benefits under the plans are calculated based upon position, years of service and the reason for retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards. In December 2008, certain contributory funded benefit pension plans and unfunded lump-sum payment plans were amended and “cash balance pension plans” were introduced. Participants receive an annual benefit in their cash balance pension plan account, which is computed based on compensation of the participants, adjusted for changes in Japanese government bond rates. This plan amendment contributed to a reduction in the benefit obligations of the subsidiaries.

Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for pension benefits for these plans amounting to ¥5,838 million and ¥9,067 million as of March 31, 2012 and 2013, respectively.

Net periodic benefit cost

The net periodic benefit cost of the defined benefit plans includes the following components. Nomura’s measurement date is March 31 for its defined benefit plans for Japanese entities.

Japanese entities’ plans—

	Millions of yen
	Year ended March 31
	2012	2013
Service cost	¥9,016	¥9,322
Interest cost	4,649	4,302
Expected return on plan assets	(3,262)	(4,072)
Amortization of net actuarial losses	3,687	3,630
Amortization of prior service cost	(1,479)	(1,545)

Net periodic benefit cost	¥12,611	¥11,637

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

Benefit obligations and funded status

The following table presents a reconciliation of the changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status.

Japanese entities’ plans—

	Millions of yen
	As of or for the year ended March 31
	2012	2013
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥213,653	¥242,490
Service cost	9,016	9,322
Interest cost	4,649	4,302
Actuarial gain	9,415	14,874
Benefits paid	(14,785)	(9,805)
Acquisition, divestitures and other	20,542 (1)	(26,784	)(2)

Projected benefit obligation at end of year	¥242,490	¥234,399

Change in plan assets:
Fair value of plan assets at beginning of year	¥120,727	¥159,652
Actual return on plan assets	6,696	20,915
Employer contributions	32,291	31,083
Benefits paid	(8,114)	(8,362)
Acquisition and divestitures	8,052 (1)	(11,614	)(2)

Fair value of plan assets at end of year	¥159,652	¥191,674

Funded status at end of year	(82,838)	(42,725)

Amounts recognized in the consolidated balance sheets	¥(82,838)	¥(42,725)

(1)	Increased mainly because of a business combination during the period.
(2)	Decreased mainly because of a deconsolidation during the period.

The accumulated benefit obligation (“ABO”) was ¥238,614 million and ¥231,321 million as of March 31, 2012 and 2013, respectively.

PBO, ABO, and fair value of plan assets for pension plans with ABO and PBO in excess of plan assets as of March 31, 2012 and 2013 are set forth in the tables below.

Japanese entities’ plans—

	Millions of yen
	March 31
	2012	2013
Plans with ABO in excess of plan assets:
PBO	¥242,490	¥234,399
ABO	238,614	231,321
Fair value of plan assets	159,652	191,674
Plans with PBO in excess of plan assets:
PBO	¥242,490	¥234,399
ABO	238,614	231,321
Fair value of plan assets	159,652	191,674

Amounts in accumulated other comprehensive income, pre-tax, that have not yet been recognized as components of net periodic benefit cost consist of as follows.

Japanese entities’ plans—

Millions of yen
For the year ended March 31, 2013
Net actuarial loss	¥62,837
Net prior service cost	(11,798)

Total	¥51,039

Amounts in accumulated other comprehensive income, pre-tax, expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Japanese entities’ plans—

Millions of yen
For the year ending March 31, 2014
Net actuarial loss	¥2,653
Net prior service cost	(1,165)

Total	¥1,488

Assumptions

The following table presents the weighted-average assumptions used to determine projected benefit obligations at year end.

Japanese entities’ plans—

	March 31
	2012	2013
Discount rate	1.8%	1.5%
Rate of increase in compensation levels	2.8%	2.5%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year.

	Year ended March 31
	2012	2013
Discount rate	1.8%	1.5%
Rate of increase in compensation levels	2.8%	2.5%
Expected long-term rate of return on plan assets	2.6%	2.6%

Generally, Nomura determines the discount rates for its defined benefit plans by referencing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

Plan assets

Plan assets are managed with an objective to generate sufficient long-term value in order to enable future pension payouts. While targeting a long-term rate of return on plan assets, Nomura aims to minimize short-term volatility by managing the portfolio through diversifying risk. Based on this portfolio policy, the plan assets are invested diversely.

The plan assets of domestic plans target to invest 23% in equities (including private equity), 50% in debt securities, 15% in life insurance company general accounts, and 12% in other investments. Investment allocations are generally reviewed and revised at the time of the actual revaluation that takes place every five years or when there is a significant change in prerequisites for the portfolio.

The following tables present information about the fair value of plan assets as of March 31, 2012 and March 31 2013 within the fair value hierarchy.

For details of the levels of inputs used to measure the fair value of plan assets, see Note 2 “Fair value measurements”.

Japanese entities’ plans—

	Millions of yen
	March 31, 2012
	Level 1	Level 2	Level 3	Balance as of March 31, 2012
Pension plan assets:
Equities	¥27,230	¥—	¥—	¥27,230
Private equity	—	—	9,802	9,802
Japanese government securities	59,867	—	—	59,867
Japanese agency and municipal securities	—	219	—	219
Foreign government securities	757	—	—	757
Bank and corporate debt securities	—	4,011	—	4,011
Investment trust funds and other(1)	—	13,983	12,434	26,417
Life insurance company general accounts	—	23,501	—	23,501
Other assets	—	7,848	—	7,848

Total	¥87,854	¥49,562	¥22,236	¥159,652

	Millions of yen
	March 31, 2013
	Level 1	Level 2	Level 3	Balance as of March 31, 2013
Pension plan assets:
Equities	¥30,568	¥—	¥—	¥30,568
Private equity	—	—	12,323	12,323
Japanese government securities	74,243	—	—	74,243
Bank and corporate debt securities	—	3,667	—	3,667
Investment trust funds and other(1)	—	19,586	15,035	34,621
Life insurance company general accounts	—	26,448	—	26,448
Other assets	—	9,804	—	9,804

Total	¥104,811	¥59,505	¥27,358	¥191,674

(1)	Includes hedge funds and real estate funds.

The fair value of the non-Japan plan assets as of March 31, 2012 was ¥32 million, ¥20,848 million and ¥6,083 million for Level 1, Level 2 and Level 3, respectively. The fair value of the non-Japan plan assets as of March 31, 2013 was ¥21 million, ¥25,296 million and ¥6,906 million for Level 1, Level 2 and Level 3, respectively.

Level 1 plan assets primarily include equity securities and government securities. Unadjusted quoted prices in active markets for identical assets that Nomura has the ability to access at the measurement date are classified as Level 1. Level 2 plan assets primarily include investment trust funds, corporate debt securities and investments in life insurance company’s general accounts. Investment trust funds are valued at their net asset values as calculated by the sponsor of the funds. Investments in life insurance company’s general accounts are valued at conversion value.

The following tables present information about the plan assets for which Nomura has utilized significant Level 3 valuation inputs to estimate fair value.

Japanese entities’ plans—

	Millions of yen
	Year ended March 31, 2012				Balance as of March 31, 2012
	Balance as of April 1, 2011	Unrealized and realized gains / loss	Purchases / sales and other settlement	Net transfers in / (out of) Level 3
Private equity	¥838	¥974	¥7,990	¥—	¥9,802
Investment trust funds and other	8,807	(353)	3,980	—	12,434

Total	¥9,645	¥621	¥11,970	¥—	¥22,236

	Millions of yen
	Year ended March 31, 2013				Balance as of March 31, 2013
	Balance as of April 1, 2012	Unrealized and realized gains / loss	Purchases / sales and other settlement	Net transfers in / (out of) Level 3
Private equity	¥9,802	¥2,479	¥42	¥—	¥12,323
Investment trust funds and other	12,434	1,131	1,470	—	15,035

Total	¥22,236	¥3,610	¥1,512	¥—	¥27,358

The fair value of Level 3 non-Japan plan assets, consisting of real estate funds and annuities, was ¥6,083 million and ¥6,906 million as of March 31, 2012 and 2013, respectively. The plan purchased ¥4,416 million of Level 3 assets during the year ended March 31, 2012. The amounts of gains and losses, purchases and sales other than above, transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2012 and 2013 were not significant.

Cash Flows

Nomura expects to contribute approximately ¥29,664 million to Japanese entities’ plans in the year ending March 31, 2014 based upon Nomura’s funding policy to contribute annually the amount necessary to satisfy local funding standards.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows.

Japanese entities’ plans—

Year ending March 31	Millions of yen
2014	¥9,284
2015	9,558
2016	10,193
2017	10,214
2018	10,655
2019-2023	53,891

Defined contribution pension plans—

In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.

Nomura contributed ¥3,741 million and ¥3,600 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2012 and 2013, respectively.

The contributions to overseas defined contribution pension plans were ¥7,882 million and ¥7,448 million for the years ended March 31, 2012 and 2013, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥7,614 million and ¥7,434 million for the years ended March 31, 2012 and 2013, respectively.

16. Deferred compensation plans:

Nomura issues compensation awards to senior management and other employees, certain of which are linked to the Company’s share price, in order to retain and motivate key staff.

These stock-based compensation awards comprise Plan A and Plan B Stock Acquisition Rights (“SARs”), Notional Stock Units (“NSUs”), Collared Notional Stock Units (“CSUs”) and Multi-Year Performance Deferral Awards (“MYPD awards”). SAR Plan A awards are effectively awards of stock options while SAR Plan B awards, NSUs and CSUs are analogous to awards of restricted stock. MYPD awards are performance-based incentive awards for senior management linked to the profitability of Nomura. The Company also issues other deferred compensation awards, namely Notional Index Units (“NIUs”) which are linked to world stock index quoted by Morgan Stanley Capital International.

SAR Plan A awards

The Company issues SAR Plan A awards over the Company’s common stock pursuant to several stock option plans which vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date, subject to forfeiture on termination of employment. The exercise price generally is not less than the fair value of the Company’s common stock on grant date.

The fair value of these stock options as of grant date is estimated using a Black-Scholes option-pricing model and using the following assumptions:

•	Expected volatilities based on historical volatility of the Company’s common stock;

•	Expected dividend yield based on the current dividend rate at the time of grant;

•	Expected lives of the awards determined based on historical experience; and

•	The risk-free interest rate-estimate based on yen swap rate with a maturity equal to the expected lives of options.

The weighted-average grant date fair values of options granted during the years ended March 31, 2012 and 2013 were ¥48 and ¥78 per share, respectively. The weighted-average assumptions used in each of the years were as follows:

	Year ended March 31
	2012	2013
Expected volatility	41.78%	43.11%
Expected dividends yield	3.31%	2.12%
Expected lives (in years)	6	7
Risk-free interest rate	0.63%	0.45%

The following table presents activity relating to SAR Plan A awards for the year ended March 31, 2013:

	Outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2012	15,354,300	¥988	3.9
Granted	2,857,000	298
Exercised	(18,000)	478
Forfeited	(171,000)	896
Expired	(1,476,800)	1,120

Outstanding as of March 31, 2013	16,545,500	¥848	3.8

Exercisable as of March 31, 2013	10,880,700	¥1,134	2.7

No SAR Plan A awards were exercised during the year ended March 31, 2012. The total intrinsic value of SAR Plan A awards exercised during the year ended March 31, 2013 was ¥2 million.

The aggregate intrinsic values of SAR Plan A awards outstanding and exercisable as of March 31, 2013 were ¥1,854 million and ¥277 million, respectively.

As of March 31, 2013, there was ¥215 million of total unrecognized compensation cost related to SAR Plan A awards. This cost is expected to be recognized over a weighted average period of 1.5 years.

SAR Plan B awards

The Company issues SAR Plan B awards over the Company’s common stock pursuant to several stock unit plans which vest and become exercisable approximately from one to five years after the grant date, and expire approximately from six to ten years after the grant date. The exercise price is a nominal ¥1 per share.

The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2013:

	Outstanding (number of shares)	Weighted-Average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2012	114,375,600	¥544	5.6
Granted	55,589,300	298
Exercised	(47,317,900)	584
Forfeited	(5,103,600)	378

Outstanding as of March 31, 2013	117,543,400	¥419	5.7

Exercisable as of March 31, 2013	15,856,000	¥714	4.1

The weighted-average grant date fair value per share for the year ended March 31, 2012 was ¥397, respectively.

The total intrinsic values of SAR Plan B awards exercised during the years ended March 31, 2012 and 2013 were ¥3,284 million and ¥15,299 million, respectively.

The aggregate intrinsic values of SAR Plan B awards outstanding and exercisable as of March 31, 2013 were ¥67,705 million and ¥9,133 million, respectively.

As of March 31, 2013, total unrecognized compensation cost relating to SAR Plan B awards was ¥10,365 million. This cost is expected to be recognized over a weighted average period of 2.6 years. The total fair values of awards vested during the years ended March 31, 2012 and 2013 were ¥3,868 million and ¥3,624 million, respectively.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to SAR Plan A and SAR Plan B awards for the years ended March 31, 2012 and 2013 was ¥26,869 million and ¥19,091 million, respectively. Total related tax benefits recognized in the consolidated statements of income for compensation expense for the years ended March 31, 2012 and 2013 was ¥1,092 million and ¥1,081 million, respectively. The dilutive effect of outstanding compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations.

Cash received from the exercise of SAR Plan A and SAR Plan B awards during the year ended March 31, 2013 was ¥56 million and the tax benefit realized from exercise of these awards was ¥1,181 million.

NSU and CSU awards

NSUs and CSUs are cash-settled awards linked to the price of the Company’s common stock which have graded vesting over three to five years from grant date. NSUs replicate the key features of SAR Plan B awards described above but are settled in cash rather than the Company’s common stock. CSUs are similar to NSUs but exposure of the employee to movements in the price of the Company’s common stock is subject to a cap and floor.

The fair value of NSUs and CSUs are determined using the price of the Company’s common stock.

The following table presents activity related to NSUs and CSUs for the year ended March 31, 2013:

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2012	68,410,978	¥373		33,096,488	¥373
Granted	38,795,388	308	(1)	75,425,312	260	(1)
Vested	(39,569,233)	355	(2)	(32,433,846)	338	(2)
Forfeited	(5,105,557)			(5,351,130)

Outstanding as of March 31, 2013	62,531,576	¥583	(3)	70,736,824	¥316	(3)

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted
(2)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards
(3)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2013

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NSUs and CSUs for the years ended March 31, 2012 and 2013 was ¥27,257 million and ¥33,286 million, respectively. Total unrecognized compensation cost relating to NSU, based on the fair value of these awards as of March 31, 2013 was ¥5,171 million which will be recognized through the consolidated statements of income over a remaining weighted-average period of 2.4 years. Total unrecognized compensation cost relating to CSU, based on the fair value of these awards as of March 31, 2013 was ¥5,662 million which will be recognized through the consolidated statements of income over a remaining weighted-average period of 2.6 years.

MYPD awards

During the year ended March 2013, Nomura issued MYPD awards, which are new performance-based incentive awards for senior management and other senior employees. Under the terms of the award, employees are granted notional performance units which are linked to the profitability of Nomura and specific business segments over a cumulative two year performance period. At the end of the performance period, depending on the extent to which profitability targets are met, the notional performance units are converted into a pre-determined amount of SAR Plan B awards or NSUs.

The MYPD awards are classified as equity awards because these are expected to result in the issuance of SARs. Since these awards contain both performances and service conditions, total compensation cost is recognized over the requisite service period of the employee who receives the award, to the extent it is deemed probable that the performance condition will be met.

The following table presents activity relating to MYPD awards for the year ended March 31, 2013:

	Outstanding (number of shares)(2)	Stock price
Granted	28,697,850	¥298	(1)
Forfeited	(1,542,900)	298

Outstanding as of March 31, 2013	27,154,950	¥298

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted during the year.
(2)	Based on the probable number of SARs which will be issued on conversion of notional performance units at the end of the performance period.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to MYPD awards, based on the current estimate of the extent to which it is probable that the performance conditions within the awards will be met for the year ended March 31, 2013 was ¥2,864 million. As of March 31, 2013, total unrecognized compensation cost relating to MYPD awards was ¥5,233 million. This cost is expected to be recognized over a weighted average period of 3.5 years.

NIU awards

In addition to the stock-based compensation awards described above, Nomura also grants NIUs to certain senior management and employees. NIUs are cash-settled awards linked to a world stock index quoted by Morgan Stanley Capital International which have graded vesting over three to five years from the grant date.

The fair value of NIUs is determined using the price of the index.

The following table presents activity relating to NIUs for the year ended March 31, 2013:

	Outstanding (number of units)	Index price(1)
Outstanding as of March 31, 2012	36,871,138	$3,320
Granted	46,783,794	2,982	(2)
Vested	(29,201,184)	3,398	(3)
Forfeited	(4,692,807)

Outstanding as of March 31, 2013	49,760,941	$3,674	(4)

(1)	The price of each unit is determined using 1/1000th of the index price.
(2)	Weighted-average index price used to determine number of awards granted.
(3)	Weighted-average index price used to determine the final cash settlement amount of the awards.
(4)	Index price used to remeasure the total fair value of the remaining outstanding unvested awards as of March 31, 2013.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NIUs for the year ended March 31, 2012 and March 31, 2013 were ¥8,819 and ¥8,266 million respectively. Total unrecognized compensation cost, based on the fair value of these awards as of March 31, 2013 was ¥3,602 million which will be recognized through the consolidated statements of income over a remaining weighted-average period of 2.6 years.

Subsequent events

On May 15, 2013, the Company adopted a resolution to issue SARs No. 52, No. 53 and No. 54 of common stock pursuant to the SAR Plan B awards for directors and certain employees of the Company and subsidiaries and has issued SARs on June 5, 2013. The total number of SARs issued is 212,587 for the acquisition of 21,258,700 shares. The exercise price is a nominal ¥1 per share. The SARs vest and are exercisable approximately one to three years after the grant date and expire approximately six to eight years after the grant date.

In May 2013, Nomura also granted the issuance of NSUs, CSUs and NIUs to certain senior management and employees. These awards have a total grant date fair value of ¥45 billion and a vesting period of up to three years.

All new deferred awards granted in May 2013 include “Full Career Retirement” provisions which permit the recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met.

17. Restructuring initiatives:

During the fiscal year ended March 31, 2012, in anticipation of an ongoing environment of economic uncertainty, Nomura undertook a group-wide restructuring initiative primarily focusing on its Wholesale Division to improve profitability, select accretive businesses aligned with market conditions and to allocate business resources to growth regions accordingly.

As a result of this initial restructuring initiative, Nomura has recognized total restructuring costs of ¥12,397 million and ¥372 million in the consolidated statements of income for the years ended March 31, 2012 and March 31, 2013, respectively and in total, ¥12,769 million as of March 31, 2013. The restructuring costs primarily comprise employee termination costs reported within Noninterest expenses—Compensation and benefits. Liabilities relating these restructuring costs including currency translation adjustments were ¥7,083 million and ¥2,148 million as of March 31, 2012 and 2013, respectively. For the year ended March 31, 2013, ¥5,710 million had been settled.

This initial restructuring initiative was largely completed during in the year ended March 31, 2013 and therefore the amount of further restructuring costs to be incurred going forward is not expected to be material.

During the second quarter of the year ended March 31, 2013, Nomura has undertaken a further restructuring initiative also focusing on the Wholesale Division to further revise business models and increase business efficiencies.

As a result of this further restructuring initiative, Nomura has recognized ¥15,588 million of restructuring costs in the consolidated statements of income for the year ended March 31, 2013. The restructuring costs primarily comprise employee termination costs which are reported within Noninterest expenses—Compensation and benefits. As of March 31, 2013, ¥5,741 million of this amount had been settled and the remaining ¥8,165 million after currency translation adjustments is reported as a liability.

This restructuring program is scheduled to be completed during the year ended March 31, 2014, however the total costs to be incurred going forward are currently under evaluation.

18. Income taxes:

The components of income tax expense reflected in the consolidated statements of income are as follows.

	Millions of yen
	Year ended March 31
	2012	2013
Current:
Domestic	¥13,481	¥71,918
Foreign	7,650	6,164

Subtotal	21,131	78,082

Deferred:
Domestic	34,274	55,257
Foreign	3,498	(1,300)

Subtotal	37,772	53,957

Total	¥58,903	¥132,039

The income tax benefit recognized from net operating losses for the years ended March 31, 2012 and 2013 totaled ¥1,358 million and ¥2,944 million, respectively.

The Company and its wholly-owned domestic subsidiaries have adopted the consolidated tax filing system permitted under Japanese tax law. The consolidated tax filing system only imposes a national tax. Since April 1, 2004, Nomura’s domestic effective statutory tax rate had been approximately 41%. Due to the revisions of domestic tax laws during the third quarter ended December 31, 2011, our effective statutory tax rates are 38% for the fiscal years beginning between April 1, 2012 and March 31, 2015, and 36% thereafter.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income (loss) is affected by a number of items, including various tax credits, certain expenses not allowable for income tax purposes and different tax rates applicable to foreign subsidiaries.

The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2012 and 2013.

	Year ended March 31
	2012	2013
Our effective statutory tax rate	41.0%	38.0%
Impact of:
Changes in deferred tax valuation allowance	(22.5)	(0.7)
Taxable items to be added on financial profit	3.8	1.5
Non-deductible expenses	23.3	12.9
Non-taxable revenue	(29.7)	(9.3)
Dividends from foreign subsidiaries	0.9	0.2
Tax effect of undistributed earnings of foreign subsidiaries	(1.1)	0.2
Different tax rate applicable to income (loss) of foreign subsidiaries	14.1	10.0
Effect of changes in domestic tax laws	45.7	0.9
Expiration of loss carryforwards	2.8	1.3
Tax benefit recognized on the devaluation of investment in subsidiaries and affiliates	(8.8)	—
Other	(0.2)	0.5

Effective tax rate	69.3%	55.5%

Net deferred tax assets of ¥201,244 million and ¥145,602 million reported within Other assets—Other in the consolidated balance sheets as of March 31, 2012 and 2013, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥63,493 million and ¥34,082 million reported within Other liabilities in the consolidated balance sheets as of March 31, 2012 and 2013, respectively, represent the total of the temporary differences in those tax jurisdictions with net taxable amounts in future years.

Details of deferred tax assets and liabilities are as follows.

	Millions of yen
	March 31
	2012	2013
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥70,406	¥10,043
Investments in subsidiaries and affiliates	177,522	177,175
Valuation of financial instruments	197,961	146,800
Accrued pension and severance costs	34,291	17,999
Other accrued expenses and provisions	84,628	106,436
Operating losses	313,245	341,177
Other	20,034	5,228

Gross deferred tax assets	898,087	804,858
Less—Valuation allowance	(490,986)	(522,220)

Total deferred tax assets	407,101	282,638

Deferred tax liabilities
Investments in subsidiaries and affiliates	78,262	88,631
Valuation of financial instruments	56,732	53,367
Undistributed earnings of foreign subsidiaries	3,167	2,960
Valuation of fixed assets	117,112	21,950
Other	14,077	4,210

Total deferred tax liabilities	269,350	171,118

Net deferred tax assets	¥137,751	¥111,520

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries, management of Nomura believes that it is more likely than not that the related deferred tax assets will not be realized. The allowances against deferred tax assets are determined based on a review of future realizable value. Changes in the valuation allowance for deferred tax assets are shown below.

	Millions of yen
	Year ended March 31
	2012		2013
Balance at beginning of year	¥461,966		¥490,986
Net change during the year	29,020	(1)	31,234	(2)

Balance at end of year	¥490,986		¥522,220

(1)	Includes ¥24,715 million related to foreign subsidiaries which is mainly due to an increase in non-recoverability of losses in certain foreign subsidiaries, ¥20,014 million related to Japanese subsidiaries which is mainly due to the effect of the conversion of Nomura Land and Building Co., Ltd. into a subsidiary of Nomura Holdings, Inc., and negative ¥15,709 million related to the Company which is due mainly to the decrease of allowance for the deferred tax assets previously recorded. In total, ¥29,020 million of allowances increased for the year ended March 31, 2012.
(2)	Includes ¥52,862 million related to foreign subsidiaries which is mainly due to an increase in non-recoverability of losses in certain foreign subsidiaries, negative ¥22,903 million related to the de-consolidation of NREH into an equity method affiliate, and ¥1,275 million related to Japanese subsidiaries and the Company, which is determined based on a review of future realizable value. In total, ¥31,234 million of allowances increased for the year ended March 31, 2013.

As of March 31, 2013, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries totaling ¥2,190 million not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

As of March 31, 2013, Nomura has net operating loss carryforwards, for income tax purposes, of ¥1,339,383 million mainly resulting from certain U.S. and European subsidiaries. These losses, except for ¥771,418 million, which can be carried forward indefinitely, expire as follows: 2013 through 2022—¥315,415 million, 2023 and thereafter—¥252,550 million. Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

The total amount of unrecognized tax benefits were not significant as of March 31, 2012 and 2013. Also there were no significant movements of the gross amounts in unrecognized tax benefits and the amount of interest and penalties recognized due to the unrecognized tax benefits during the years ended March 31, 2012 and 2013. Nomura recognizes the accrual of interest related to unrecognized tax benefits and penalties related to unrecognized tax benefits within Income tax expense in the consolidated statements of income.

Nomura is under continuous examination by the Japanese National Tax Agency and other tax authorities in major operating jurisdictions such as the United Kingdom (“U.K.”) and U.S. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. A liability for unrecognized tax benefits are recorded in the amount that is sufficient to cover potential exposure for an additional tax assessment depending on likelihood. It is reasonably possible that there may be a significant increase in unrecognized tax benefits within 12 months of March 31, 2013. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.

Nomura operates in multiple taxing jurisdictions, and faces audits from various tax authorities regarding many issues including but not limited to transfer pricing, deductibility of certain expenses, creditability of foreign taxes, and other matters. The table below summarizes the major jurisdictions in which Nomura operates and the earliest year in which Nomura remains subject to examination. Under Hong Kong Special Administrative Region (“Hong Kong”) tax law, the statute of limitation does not apply if the entity records a tax loss, thus not stated in below table.

Jurisdiction	Year
Japan	2008	(1)
U.K.	2012
U.S.	2009

(1)	For transfer pricing, the earliest year in which Nomura remains subject to examinations is 2007.

Revisions of domestic tax laws—

On December 2, 2011, the “Act to partially revise the Income Tax Act and others in order to construct a tax system corresponding to changes in the structure of economic system” (Act No. 114 of 2011) (“Act 114”) was promulgated. Under Act 114, effective from the fiscal year beginning on or after April 1, 2012, corporate income tax rate has been reduced from 30% to 25.5% and the use of operating loss carryforwards for tax purposes limited to 80% of the current year taxable income before deducting operating loss carryforwards for tax purposes. Also, on December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration after the East Japan Earthquake” (Act No. 117 of 2011) (“Act 117”) was promulgated. Under Act 117, effective for three fiscal years beginning between April 1, 2012 and March 31, 2015, a Special Reconstruction Corporate Tax has been imposed on companies, which is calculated by multiplying the base corporate income tax by 10%. As a result, domestic statutory tax rates to calculate deferred tax assets and liabilities are 38% for the temporary differences expected to be reversed between April 1, 2012 and March 31, 2015 and 36% thereafter.

Due to these revisions, for the year ended March 31, 2012, net deferred tax assets decreased by ¥5,510 million as at the revision of domestic tax laws. For the year ended March 31, 2012, income tax expenses increased by ¥5,510 million and net income attributable to NHI shareholders decreased by ¥13,251 million.

19. Shareholders’ equity:

Changes in shares of common stock outstanding are shown below.

	Shares
	Year ended March 31
	2012	2013
Number of shares outstanding at beginning of year	3,600,886,932	3,663,483,895
New issue	103,429,360	—
Common stock held in treasury:
Repurchases of common stock	(50,093,031)	(19,209)
Sales of common stock	1,530	601
Common stock issued to employees	9,271,600	47,335,900
Other net change in treasury stock	(12,496)	159,065

Number of shares outstanding at end of year	3,663,483,895	3,710,960,252

The amount available for dividends and acquisition of treasury stock is subject to the restrictions under the Companies Act of Japan. Additional paid-in capital and retained earnings include amounts which the Companies Act of Japan prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2012 and 2013, the amounts available for distributions were ¥483,126 million and ¥538,021 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act of Japan.

Retained earnings include Nomura’s share of investee undistributed earnings which have been accounted for based on the equity method, and those Nomura’s share of investee undistributed earnings amounted to ¥50,922 million and ¥125,944 million as of March 31, 2012 and 2013, respectively.

Change in cumulative translation adjustment, net of tax in other comprehensive income (loss) for the year ended March 31, 2013 includes reclassification adjustment of ¥9,844 million for loss due to substantially complete liquidation of an investment in a foreign entity and the amount of income tax benefit allocated to this reclassification adjustment is ¥2,985 million.

Dividends on common stock per share were ¥6 for the year ended March 31, 2012 and ¥8 for the year ended March 31, 2013.

The Company issued new shares of common stock and repurchased common stock in accordance with NLB becoming a wholly owned subsidiary of Nomura for the year ended March 31, 2012. See Note 11 “Business combinations” for further information.

The change in common stock held in treasury includes the change in shares issued to employees under stock-based compensation plans, shares sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or shares acquired to create round lots or eliminate odd lots. Common stock held in treasury also includes, as of March 31, 2012 and 2013, 908,498 shares, or ¥1,985 million, and 1,257,966 shares, or ¥2,161 million, respectively, held by affiliated companies.

Subsequent Events

On April 26, 2013, the board of directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 40,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥35 billion and (c) the share buyback program will run from May 8, 2013, to May 31, 2013. Under this buyback program, the Company repurchased 40,000,000 shares of common stock at a cost of ¥32,470 million.

20. Regulatory requirements:

In April 2011, the Company has been assigned as Final Designated Parent Company who must calculate consolidated capital adequacy ratio and since then, our consolidated capital adequacy ratio has been calculated based on Capital Adequacy Notice on Final Designated Parent Company. Note that Capital Adequacy Notice on Final Designated Parent Company has been revised in line with Basel 2.5 and Basel III and we have calculated Basel III-based consolidated capital adequacy ratio since March 2013.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2013, we were in compliance with the requirement for common equity Tier1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio set out in the Capital Adequacy Notice on Final Designated Parent Company (required level as of March 31, 2013 is 3.5% for common equity Tier 1 capital ratio, 4.5% for Tier 1 capital ratio and 8% for consolidated capital adequacy ratio). Also, as of March 31, 2012, the Company was in compliance with the minimum capital requirement set out in the Basel 2.5-based Capital Adequacy Notice on Final Designated Parent Company.

Under the Financial Instruments and Exchange Act (the “FIEA”), NSC and Nomura Financial Products & Services, Inc. (“NFPS”) are subject to the capital adequacy rules of the FSA. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’

equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2012 and 2013, the capital adequacy ratio of NSC exceeded 120%. As of March 31, 2013, the capital adequacy ratio of NFPS exceeded 120%.

Financial Instruments Firms in Japan are required to segregate cash deposited by clients on securities transactions under the FIEA. As of March 31, 2012 and 2013, NSC segregated bonds with a market value of ¥269,979 million and ¥459,037 million and equities with a market value of ¥6,353 million and ¥7,861 million, respectively, which were either included in Trading assets on the accompanying consolidated balance sheets or borrowed under lending and borrowing securities contracts, as a substitute for cash.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority and the Chicago Mercantile Exchange Group as its designated self regulatory organization. NSI is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. As of March 31, 2012 and 2013, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

In Europe, Nomura Europe Holdings plc (“NEHS”) is regulated on a consolidated basis by the Prudential Regulatory Authority in the U.K., which imposes minimum capital adequacy requirements on NEHS. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the Prudential Regulation Authority in the U.K. Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the Prudential Regulation Authority in the U.K. on a standalone basis. As of March 31, 2012 and 2013, the NEHS, NIP and NBI were in compliance with all relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by the respective authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including dealing in securities and futures contracts, and advising on securities, futures contracts and corporate finance. NIHK assumed from its fellow subsidiary, Nomura Securities (Hong Kong) Ltd, the roles of the exchange participant at the Stock Exchange of Hong Kong Ltd., the futures commission merchant at the Hong Kong Futures Exchange Ltd. and the clearing participants at the Hong Kong Securities Clearing Co. Ltd., the SEHK Options Clearing House Ltd. and HKFE Clearing Corporation Ltd with effect from April 22, 2013. NIHK has a branch located in Taiwan which is regulated by its local regulators under its respective jurisdictions. Activities of NIHK including its branch are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain its liquid capital at a level not less than its required liquid capital. Liquid capital means an amount by which its liquid assets exceed its ranking liabilities. Required liquid capital is calculated in accordance with the provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. The regulations require NSL to maintain a minimum capital of SGD15 million. Currently, NSL is observing relevant financial ratios which fulfill the requirement from MAS. As of March 31, 2012 and 2013, NIHK and NSL were in compliance with all relevant regulatory capital related requirements.

21. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include JAFCO Co., Ltd. (“JAFCO”), NRI, NREH, and Fortress Investment Group LLC (“Fortress”).

During the year ended March 31, 2012, NLB was consolidated and Chi-X Europe Limited (“Chi-X Europe”) was disposed of. Both of these companies have historically been reported as significant affiliated companies of Nomura.

JAFCO

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies.

In May 2011, the Company purchased 382,000 shares of NLB for ¥18,145 million from JAFCO when Nomura purchased additional issued shares of NLB and made it a subsidiary. See Note 11 “Business combinations” for further information. In addition, Nomura indirectly acquired an additional 0.3% equity interest in JAFCO at the same time.

As of March 31, 2013, Nomura’s ownership of JAFCO was 24.4% and there was no remaining equity method goodwill included in the carrying amount of the investment.

NRI

NRI develops and manages computer systems and provides research services and management consulting services. One of the major clients of NRI is Nomura.

In May 2011, Nomura indirectly acquired an additional 0.9% equity interest in NRI, when Nomura purchased additional issued shares of NLB and made it a subsidiary.

In July 2011, the Company acquired 381,520 shares of NLB from NRI and issued 45,019,360 common shares to NRI as a result of the share exchange. See Note 11 “Business combinations” for further information.

As of March 31, 2013, Nomura’s ownership of NRI was 38.8% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥56,473 million.

NLB

NLB owns certain of Nomura’s leased office space in Japan. NLB became a consolidated subsidiary of Nomura on May 24, 2011 and is therefore no longer an affiliated company of Nomura. See Note 11 “Business combinations” for further information. In addition, lease transactions with Nomura while NLB was an affiliated company of Nomura are disclosed in Note 10 “Leases”.

Fortress

Fortress is a global investment management firm. Fortress raises, invests and manages private equity funds, hedge funds and publicly traded alternative investment vehicles. The investment in Fortress is treated as an investment in a limited partnership and is accounted for by the equity method of accounting.

As of March 31, 2013, Nomura’s ownership of Fortress was 12.5% and there was no remaining equity method goodwill included in the carrying value of the investment.

Chi-X Europe

The investment in Chi-X Europe was accounted for by the equity method from December 31, 2009.

On February 18, 2011, BATS Global Markets, Inc. (“BATS”) entered into a definitive agreement to acquire 100% of the outstanding stock of Chi-X Europe. After regulatory approval, Nomura exchanged its shares in Chi-X Europe for approximately 7% (fully diluted) of the outstanding stock of BATS. As a result, Chi-X Europe is therefore no longer an affiliated company of Nomura.

NREH

NREH was a consolidated subsidiary of Nomura until March, 2013. In March 2013, Nomura sold 32,040 thousand shares of NREH. As a result, Nomura’s voting interest fell to 34.0%. Since Nomura no longer maintains a controlling financial interest in NREH, NREH has been deconsolidated and is now an affiliated company accounted for by the equity method from March 2013.

As part of deconsolidation process, a gain of ¥50,139 million, including unrealized gain of ¥38,468 million from Nomura’s remaining shares, was recognized which is reported in the consolidated statements of income within Revenue—Other.

NREH is a listed company in the First Section of the Tokyo Stock Exchange and the fair value of the retained investment in NREH was estimated using quoted market price.

As of March 31, 2013, Nomura’s ownership of NREH was 34.0% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥11,012 million.

Summary financial information—

A summary of financial information for JAFCO, NRI, NLB and NREH is as follows.

	Millions of yen
	March 31
	2012(1)	2013(1)(3)
Total assets	¥564,086	¥2,307,795
Total liabilities	200,020	1,551,699

	Millions of yen
	Year ended March 31
	2012(2)	2013(3)
Net revenues	¥161,209	¥143,193
Non-interest expenses	105,520	69,899
Net income attributable to the companies	31,007	48,706

(1)	NLB’s assets and liabilities are not included because it was not an affiliated company of Nomura as of March 31, 2012 and 2013.
(2)	For NLB, financial information while it was an affiliated company of Nomura is included.
(3)	NREH is accounted for by the equity method from March 2013. NREH’s assets and liabilities are included however Net revenues, Non-interest expenses and Net income attributable to NREH are not included.

A summary of financial information for Fortress is as follows.

	Millions of yen
	March 31
	2012(1)	2013(1)
Total assets	¥184,650	¥203,332
Total liabilities	96,312	88,881

	Millions of yen
	Year ended March 31
	2012(1)	2013(1)
Net revenues	¥73,306	¥95,356
Non-interest expenses	166,006	73,956
Net income (loss) attributable to the company	(36,994)	6,487

(1)	Financial information for Fortress is as of its fiscal years ended December 31, 2011 and 2012, respectively. Nomura recognizes its share of Fortress’s earnings on a three-month lag.

A summary of balances and transactions with affiliated companies and other equity-method investees, except for lease transactions with NLB and NRI, which are disclosed in Note 10 “Leases”, is presented below.

	Millions of yen
	March 31
	2012	2013
Investments in affiliated companies	¥183,305	¥333,329
Advances to affiliated companies	10,649	12,376
Other receivables from affiliated companies	5,160	8,856
Other payables to affiliated companies	5,643	4,270

	Millions of yen
	Year ended March 31
	2012	2013
Revenues	¥5,635	¥7,418
Non-interest expenses	49,810	48,755
Purchase of software, securities and tangible assets	22,904	55,099

The aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available are as follows.

	Millions of yen
	March 31
	2012	2013
Carrying amount	¥172,647	¥322,747
Fair value	208,827	404,967

Equity in earnings of equity-method investees, including those above, was a gain of ¥5,716 million and gain of ¥18,597 million for the years ended March 31, 2012 and 2013, respectively. Equity in earnings of equity-method investees is reported within Revenue—Other in the consolidated statements of income. Dividends from equity-method investees for the years ended March 31, 2012 and 2013 were ¥4,747 million and ¥5,594 million, respectively.

22. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite notes that may be issued by the clients. The outstanding commitments under these agreements are included below in commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Certain consolidated VIEs which are engaged in the aircraft leasing business have commitments to purchase aircraft. The outstanding commitments under these agreements are included in commitments to purchase aircraft.

The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2012 and 2013.

	Millions of yen
	March 31
	2012	2013
Commitments to extend credit	¥332,009	¥369,988
Commitments to invest in partnerships	28,825	29,974
Commitments to purchase aircraft	52,411	30,143

As of March 31, 2013, these commitments had the following maturities:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥369,988	¥55,459	¥74,810	¥126,139	¥113,580
Commitments to invest in partnerships	29,974	375	17,702	1,503	10,394
Commitments to purchase aircraft	30,143	21,141	9,002	—	—

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Other commitments

The amounts of commitments to purchase real estate for sale and rental were ¥234,400 million as of March 31, 2012 and ¥nil as of March 31, 2013. Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥37,237 million as of March 31, 2012 and ¥26,228 million as of March 31, 2013.

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki Repo transactions. These commitments amounted to ¥2,519 billion for resale agreements and ¥1,711 billion for repurchase agreements as of March 31, 2012 and ¥4,103 billion for resale agreements and ¥1,152 billion for repurchase agreements as of March 31, 2013. These amounts include certain types of repurchase transactions and securities transactions which Nomura accounts for as sales rather than collateralized financings in accordance with ASC 860.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥269 billion and ¥340 billion as of March 31, 2012 and 2013, respectively.

As a member of securities clearing houses and exchanges, Nomura may be required to pay a certain share of the financial obligations of another member who may default on its obligations to the clearing house or the exchange. These guarantees are generally required under the membership agreements. To mitigate these risks, exchanges and clearing houses often require members to post collateral. The potential for Nomura to make payments under such guarantees is deemed remote.

Contingencies

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fine, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For those significant actions and proceedings described below where the counterparty has alleged a specific amount of damages, the Company currently estimates that the reasonably possible loss for the matter would not exceed the amount specified in each case. For each of these matters, the specific amount alleged (which is the Company’s current estimate of the maximum reasonably possible loss) is indicated in the description of the matter below. For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In April 2010, Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”) commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the proof of claims filed by the Company’s subsidiary, Nomura Securities Co., Ltd. (“NSC”) in respect of swaps and other derivative transactions in the total amount of approximately $37 million, and affirmatively sought recovery of damages. On August 21, 2012, the parties filed a stipulation dismissing with prejudice the proceedings and resolving the claim.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (under the liquidation with its trustee’s on-going recovery procedure pursuant to the Securities Investor Protection Act in the U.S. since December 2008). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the U.S. Bankruptcy Court, where it is presently pending. The second suit was brought by the Madoff Trustee. NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the U.S. Bankruptcy Court. Both actions seek to recover approximately $35 million. The $35 million amount is Nomura’s current estimate of the maximum reasonably possible loss from this matter.

In March 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a SPC established at the request of NIP (the main operating subsidiary of Nomura in the U.K.). The SPC is included as part of NIP’s consolidated accounts. These are proceedings to challenge the SPC’s rights over approximately $156 million in an account held in Switzerland. The SPC has a security interest over the money pursuant to a loan facility with Telltop Holdings Limited, a third party company. Telltop Holdings Limited is currently in liquidation. The SPC does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“MBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc. (“NCCI”), Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. (“NHA”). The action alleges that FHLB-Boston purchased residential MBS issued by NAAC for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by NAAC but does not specify the amount of its purchases or the amount of any alleged losses. Due to the lack of information at this early stage of the litigation and the uncertainties involved, including lack of information concerning the alleged purchases by the plaintiff, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“WesCorp”) against various issuers, sponsors and underwriters of residential MBS purchased by WesCorp. The complaint alleges that WesCorp purchased residential MBS issued by NAAC and Nomura Home Equity Loan Inc. (“NHEL”), among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that WesCorp purchased certificates in two offerings in the original principal amount of approximately $83 million and seeks rescission of its purchases or compensatory damages. The court has issued tentative rulings dismissing NCUA’s claims, but no order has yet been entered. Due to the legal uncertainties involved, as well as the lack of any discovery concerning the facts, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of residential MBS, and their controlling persons, including NAAC, NHEL, NCCI, NSI and NHA, (the Company’s U.S. subsidiaries). The action alleges that the GSEs purchased residential MBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and seeks rescission of its purchases or compensatory damages. The court has denied the motion to dismiss filed by the Company’s U.S. subsidiaries and the parties are involved in the discovery process. Given the lack of any expert discovery at this stage of the litigation and certain legal uncertainties, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various issuers, sponsors and underwriters of residential MBS purchased by U.S. Central, including NHEL. The complaint alleges that U.S. Central purchased residential MBS issued by NHEL, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that U.S. Central purchased a certificate in one offering in the original principal amount of approximately $50 million and seeks rescission of its purchase or compensatory damages. The court denied, in part, motions to dismiss filed by the defendants, but has certified for interlocutory appeal an issue that would substantially resolve the action in the defendants’ favor. Due to the lack of factual information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In November 2011, NIP was served with a claim filed by the trustee (the “Madoff Trustee”) appointed for the liquidation of Bernard L. Madoff Investment Securities LLC (“BLMIS”) in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In August 2012, The Prudential Insurance Company of America and certain of its affiliates filed several complaints in the Superior Court of New Jersey against various issuers, sponsors and underwriters of residential MBS, including an action against NHEL, NCCI and NSI. The action against these Nomura subsidiaries has been removed to federal court. The complaint alleges that the plaintiffs purchased over $183 million in residential mortgage-backed securities from five different offerings. The plaintiffs allege that the offering materials contained material misrepresentations that were fraudulent regarding the underwriting practices and quality of the loans underlying the securities. The plaintiffs allege causes of action for fraud, aiding and abetting fraud, negligent misrepresentation, and New Jersey Civil RICO, and seek to recover, among other things, compensatory and treble damages. Due to the lack of factual information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against two former directors of MPS and NIP. MPS alleges that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (the “Transactions”) and alleges that NIP is jointly liable for the unlawful conduct of MPS’s former directors. MPS is claiming damages of not less than EUR700 million. An investigation has also been commenced by the Public Prosecutor’s office in Siena, Italy into various allegations against MPS and certain of its former directors, including in relation to the Transactions. Starting on April 15, 2013, the Public Prosecutor in Siena issued seizure orders in relation to the Transactions seeking to seize the Transactions and approximately EUR 1.9 billion of assets said to be held or receivable in various NIP and Nomura Bank International plc (“NBI”) accounts in, or managed through, Italy and alleging that the Transactions involved offenses under Italian law. NBI was informed on April 23, 2013 that a seizure order had been effected over a small amount of cash and certain receivables in Italy. On April 26, 2013, the relevant Italian criminal judge issued an order declining to validate the various seizure orders issued by the Public Prosecutor. Accordingly, on the same date, the Public Prosecutor ordered the immediate restitution of all assets subject to seizure. The Public Prosecutor has subsequently lodged an appeal against the order of the relevant Italian criminal judge that declined to validate the seizure orders. It is not possible for the Company to determine whether any loss is probable or to estimate the amount of any loss in this proceeding. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the amount of any potential liability can be reasonably estimated for this claim. The Company cannot predict if, how, or when the claim will be resolved or what any eventual settlement, fine, penalty or other relief may be, particularly since the claim is at an early stage in its development and the claimant is seeking substantial damages.

NSC is the leading securities firm in Japan with approximately five million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. These include an action commenced against NSC in April 2012 by a corporate client seeking ¥5,102 million in damages for losses on the pre-maturity cash out of 16 series of currency-linked structured notes purchased from NSC between 2003 and 2008. The plaintiff alleges among other things, insufficient explanation in the sale of the structured notes by NSC. NSC believes these allegations are without merit. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

Subsequent Events

In April 2013, another action in relation to investment losses was commenced against NSC by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011. The plaintiff alleges among other things, insufficient explanation before entering into the transaction or in the sale of the structured notes by NSC. NSC believes these allegations are without merit. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

The Company supports the position of its subsidiaries in each of these claims.

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized mortgage loans in the form of MBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties.

The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the MBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. It is our policy to review each claim that has been received, and the subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans for those claims that the subsidiaries have determined to have merit. In several instances, following the rejection of repurchase demands, investors have instituted actions through the trustee alleging breach of contract. These breach of contract claims, which seek to enforce the repurchase demands made, are at a very early stage.

The Company cannot provide an estimate of reasonably possible loss relating to the existing unresolved demands or the likelihood of additional breach of representation claims at this time due to the uncertainties involved. Specifically, macroeconomic conditions, including the unemployment rate, affect the rate of defaults in residential mortgages. Further, the Company’s exposure with respect to such claims is influenced by the particular originators which underwrote the loans at issue, the particular representations made (which were not uniform across all securitizations), and fluctuations in values in the residential real estate markets which affect the loss severity for defaulting loans. As at June 13, 2013, the subsidiaries have received claims to repurchase loans with original principal of $4,663 million that are unresolved. Further, due to the lack of factual information at this early stage and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to breach of contract claims arising from rejected repurchase demands.

Guarantees—

ASC 460 “Guarantees” specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation at inception.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31
	2012		2013
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts(1)(2)	¥3,997,315	¥107,572,427	¥4,510,650	¥123,980,481
Standby letters of credit and other guarantees(3)	264	21,674	277	9,084

(1)	Credit derivatives are disclosed in Note 3 “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)	Collateral held in connection with standby letters of credit and other guarantees as of March 31, 2012 was ¥6,377 million and as of March 31, 2013 is ¥6,374 million.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2013.

	Millions of yen
		Maximum potential payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥4,510,650	¥123,980,481	¥39,561,164	¥31,284,453	¥13,333,026	¥39,801,838
Standby letters of credit and other guarantees	277	9,084	8	319	668	8,089

23. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except for the impact of unrealized gains/losses on investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income before income taxes, but excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. In accordance with the realignment in April 2012, certain prior period amounts have been reclassified to confirm with the current fiscal year presentation (Wholesale and “Other”).

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Year ended March 31, 2012
Non-interest revenue	¥347,385	¥63,022	¥428,738	¥572,918	¥1,412,063
Net interest revenue	2,873	2,778	126,311	(11,973)	119,989

Net revenue	350,258	65,800	555,049	560,945	1,532,052
Non-interest expenses	287,128	45,281	592,701	525,792	1,450,902

Income (loss) before income taxes	¥63,130	¥20,519	¥(37,652)	¥35,153	¥81,150

Year ended March 31, 2013
Non-interest revenue	¥394,294	¥66,489	¥491,773	¥695,695	¥1,648,251
Net interest revenue	3,631	2,448	153,083	(31,467)	127,695

Net revenue	397,925	68,937	644,856	664,228	1,775,946
Non-interest expenses	297,297	47,768	573,199	657,637	1,575,901

Income (loss) before income taxes	¥100,628	¥21,169	¥71,657	¥6,591	¥200,045

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other” column.

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen
	Year ended March 31
	2012	2013
Net gain related to economic hedging transactions	¥8,372	¥989
Realized gain on investments in equity securities held for operating purposes	198	1,001
Equity in earnings of affiliates	10,613	14,401
Corporate items(1)(3)	(32,129)	17,652
Other(2)(3)	48,099	(27,452)

Total(3)	¥35,153	¥6,591

(1)	Includes the gain due to the business combination with NLB in Corporate items during the year ended March 31, 2012.
(2)	Includes the impact of Nomura’s own creditworthiness.
(3)	In accordance with the realignment in April 2012, certain prior period amounts of Wholesale and “Other” have been reclassified to conform to the current period presentation.

The table below presents a reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income.

	Millions of yen
	Year ended March 31
	2012	2013
Net revenue	¥1,532,052	¥1,775,946
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,807	37,685

Consolidated net revenue	¥1,535,859	¥1,813,631

Non-interest expenses	¥1,450,902	¥1,575,901
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥1,450,902	¥1,575,901

Income before income taxes	¥81,150	¥200,045
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,807	37,685

Consolidated income before income taxes	¥84,957	¥237,730

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The tables below present a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and long-lived assets have been allocated based on transactions with external customers while income (loss) before income taxes has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Year ended March 31
	2012	2013
Net revenue(1):
Americas	¥143,350	¥208,962
Europe	195,826	172,761
Asia and Oceania	34,819	43,265

Subtotal	373,995	424,988
Japan	1,161,864	1,388,643

Consolidated	¥1,535,859	¥1,813,631

Income (loss) before income taxes:
Americas	¥(24,612)	¥25,730
Europe	(91,544)	(93,099)
Asia and Oceania	(12,937)	(12,063)

Subtotal	(129,093)	(79,432)
Japan	214,050	317,162

Consolidated	¥84,957	¥237,730

	Millions of yen
	March 31
	2012	2013
Long-lived assets:
Americas	¥94,698	¥118,302
Europe	114,195	111,381
Asia and Oceania	23,892	20,471

Subtotal	232,785	250,154
Japan	973,711	294,002

Consolidated	¥1,206,496	¥544,156

(1)	There is no revenue derived from transactions with a single major external customer.

2. Unconsolidated Financial Statements

(1) Unconsolidated Financial Statements

1. Balance Sheets

		Millions of yen
		March 31
	Notes	2012	2013
(ASSETS)
Current Assets
Cash and time deposits		¥6,051	¥7,284
Certificate deposits		7,700	3,800
Money held in trust		3,734	4,053
Short-term loans receivable	*4	2,697,234	3,110,020
Advance payments to customers and others		21	114
Accounts receivable	*4	11,833	41,565
Accrued income	*4	32,986	43,764
Refundable taxes receivable		5,169	882
Deferred tax assets		4,291	1,328
Other current assets		13,391	8,228

Total Current Assets		2,782,409	3,221,039

Fixed Assets
Tangible fixed assets	*1	42,790	38,341
Buildings		15,997	15,483
Furniture and fixtures		17,954	14,019
Land		8,839	8,839
Intangible assets		94,836	115,480
Software		94,836	115,479
Other		1	0
Investments and others		2,518,149	2,400,991
Investment securities	*2	107,825	113,186
Investments in subsidiaries and affiliates (at cost)	*2	1,630,214	1,766,613
Other securities of subsidiaries and affiliates		5,867	5,982
Contributions to capital		17	17
Long-term loans receivable from subsidiaries and affiliates		591,729	329,078
Long-term guarantee deposits	*4	30,530	28,985
Long-term prepaid expenses		326	140
Deferred tax assets		94,419	93,202
Other investments		57,255	63,819
Allowance for doubtful accounts		(32)	(32)

Total Fixed Assets		2,655,775	2,554,812

TOTAL ASSETS		¥5,438,184	¥5,775,850

		Millions of yen
		March 31
	Notes	2012	2013
(LIABILITIES)
Current Liabilities
Short-term borrowings	*4	¥731,419	¥488,458
Bond due within one year		240,071	—
Deposits received		207	164
Accounts payable		18,708	4,794
Accrued expenses		22,834	24,438
Collaterals received	*4	46,498	62,882
Accrued income taxes		241	30,128
Accrued bonuses for employees		610	1,346
Other current liabilities		8,806	51,597

Total Current Liabilities		1,069,394	663,807
Long-term liabilities
Bonds payable		1,107,053	1,675,214
Long-term borrowings		1,401,616	1,541,905
Long-term borrowings from affiliates		17,300	17,300
Other long-term liabilities		1,422	1,901

Total Long-term liabilities		2,527,391	3,236,320

TOTAL LIABILITIES		3,596,785	3,900,128

(NET ASSETS)
Shareholder’s equity
Common stock		594,493	594,493
Capital reserves
Additional paid-in capital		559,676	559,676
Other capital reserve		7,819	5,733

Total capital reserves		567,495	565,409
Earned surplus
Earned surplus reserve		81,858	81,858
Other Earned surplus
Reserve for specified fixed assets		6	4
Earned surplus carried forward		572,397	599,879

Total earned surplus		654,261	681,741
Treasury stock		(97,097)	(67,595)

Total shareholder’s equity		1,719,153	1,774,048
Valuation and translation adjustments
Net unrealized gain on investments		21,603	29,209
Deferred gains or loss on hedges		50,051	27,376

Total valuation and translation adjustments		71,654	56,585
Subscription rights to shares		50,592	45,090

TOTAL NET ASSETS		1,841,400	1,875,723

TOTAL LIABILITIES AND NET ASSETS		¥5,438,184	¥5,775,850

2. Statements of Income

		Millions of yen
		Year ended March 31
	Notes	2012	2013
Operating revenue
Property and equipment fee revenue	*1	¥105,445	¥99,225
Rent revenue	*2	35,953	33,618
Royalty on trademark	*3	16,320	18,140
Dividend from subsidiaries and affiliates		52,328	56,508
Interest from affiliates		34,959	42,495
Other financial income	*4	14,914	15,235
Others	*5	10,603	13,301

Total operating revenue	*9	270,521	278,523
Operating expenses
Compensation and benefits		34,061	30,702
Rental and maintenance	*6	47,199	43,704
Data processing and office supplies	*7	39,527	44,387
Depreciation and amortization		43,220	38,792
Taxes		1,401	1,055
Others	*8	7,779	5,399
Interest expenses		42,972	38,270

Total operating expenses	*9	216,159	202,308

Operating income		54,362	76,215

Non-operating revenue
Dividends received		2,361	2,012
Corporate taxation refund		2	1
Others		1,315	59

Total non-operating revenue	*9	3,678	2,072
Non-operating expenses
Exchange loss		2,594	8,053
Bond issuance costs		244	2,181
Others		2,676	476

Total non-operating expenses	*9	5,514	10,710

Ordinary income		52,526	67,577

Special profits
Gain on sales of investment securities		13,763	7,426
Gain on capital reduction of subsidiaries and affiliates		3,195	4,006
Gain on liquidation of subsidiaries and affiliates		597	796
Gain on sales of stocks of subsidiaries and affiliates		—	39
Gain on stock acquisition rights		693	92

Total special profits		18,248	12,358
Special losses
Loss on sales of investment securities		209	91
Loss on devaluation of investment securities		2,049	1,098
Loss on sales of stocks of subsidiaries and affiliates		1,783	—
Loss on devaluation of investments in and contributions to subsidiaries and affiliates		20,810	12,223
Loss on abandonment of fixed assets		1,029	12,049

Total special losses		25,879	25,460

Income before income taxes		44,895	54,475

Income taxes—current		3,312	(478)
Income taxes—deferred		8,705	12,743

Total income taxes		12,016	12,265

Net income		¥32,879	¥42,210

3. Statements of Changes in Net Assets

(Year ended March 31, 2012)

	Millions of yen
	Shareholders’ equity
		Capital reserve
	Common stock	Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at April 1, 2011	¥594,493	¥524,197	¥7,384	¥531,582
Change in the term
Increase from share exchange	—	35,479	—	35,479
Gain on sales of treasury stock	—	—	435	435

Total change in the year	—	35,479	435	35,914

Balance at March 31, 2012	¥594,493	¥559,676	¥7,819	¥567,495

	Millions of yen
	Shareholders’ equity
	Earned surplus
		Other Earned surplus
	Earned surplus reserve	Reserve for specified fixed assets	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total Shareholders’ equity
Balance at April 1, 2011	¥81,858	¥8	¥568,582	¥650,449	¥(95,504)	¥1,681,019
Change in the term
Increase from share exchange						35,479
Cash dividends	—	—	(29,066)	(29,066)	—	(29,066)
Reversal of reserve for specified fixed assets	—	(2)	2	—	—	—
Net income	—	—	32,879	32,879	—	32,879
Repurchases of treasury stock	—	—	—	—	(8,287)	(8,287)
Sale of treasury stock	—	—	—	—	6,695	7,130

Total change in the year	—	(2)	3,815	3,813	(1,593)	38,134

Balance at March 31, 2012	¥81,858	¥6	¥572,397	¥654,261	¥(97,097)	¥1,719,153

	Millions of yen
	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at April 1, 2011	¥22,234	¥30,105	¥52,339	¥31,536	¥1,764,894
Change in the term
Increase from share exchange	—	—	—	—	35,479
Cash dividends	—	—	—	—	(29,066)
Net income	—	—	—	—	32,879
Repurchases of treasury stock	—	—	—	—	(8,287)
Sale of treasury stock	—	—	—	—	7,130
Other-net	(630)	19,945	19,315	19,056	38,371

Total change in the year	(630)	19,945	19,315	19,056	76,505

Balance at March 31, 2012	¥21,603	¥50,051	¥71,654	¥50,592	¥1,841,400

(Year ended March 31, 2013)

	Millions of yen
	Shareholders’ equity
		Capital reserve
	Common stock	Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at April 1, 2012	¥594,493	¥559,676	¥7,819	¥567,495
Change in the term
Gain on sales of treasury stock	—	—	(2,087)	(2,087)

Total change in the year	—	—	(2,087)	(2,087)

Balance at March 31, 2013	¥594,493	¥559,676	¥5,733	¥565,409

	Millions of yen
	Shareholders’ equity
	Earned surplus
		Other Earned surplus
	Earned surplus reserve	Reserve for specified fixed assets	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total Shareholders’ equity
Balance at April 1, 2012	¥81,858	¥6	¥572,397	¥654,261	¥(97,097)	¥1,719,153
Change in the term
Cash dividends	—	—	(14,730)	(14,730)	—	(14,730)
Reversal of reserve for specified fixed assets	—	(2)	2	—	—	—
Net income	—	—	42,210	42,210	—	42,210
Repurchases of treasury stock	—	—	—	—	(7)	(7)
Sale of treasury stock	—	—	—	—	29,509	27,422

Total change in the year	—	(2)	27,482	27,480	29,501	54,895

Balance at March 31, 2013	¥81,858	¥4	¥599,879	¥681,741	¥(67,595)	¥1,774,048

	Millions of yen
	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at April 1, 2012	¥21,603	¥50,051	¥71,654	¥50,592	¥1,841,400
Change in the term
Cash dividends	—	—	—	—	(14,730)
Net income	—	—	—	—	42,210
Repurchases of treasury stock	—	—	—	—	(7)
Sale of treasury stock	—	—	—	—	27,422
Other-net	7,605	(22,675)	(15,069)	(5,502)	(20,571)

Total change in the year	7,605	(22,675)	(15,069)	(5,502)	34,323

Balance at March 31, 2013	¥29,209	¥27,376	¥56,585	¥45,090	¥1,875,723

[Notes to the Financial Statements]

(Significant Accounting Policies)

1.	Basis and methods of valuation for financial instruments

(1)	Securities available-for-sale

a.	Securities with market value

Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Net Assets” on the balance sheets.

b.	Securities with no market value

Recorded at cost using the moving average method or amortized cost.

With respect to investment business partnerships and similar investments in partnerships which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Financial Instruments and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on day of statement of account set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method.

2.	Basis and method of valuation for money held in trust

Accounted for at fair value

3.	Depreciation and amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998, which are depreciated on the straight-line method.

The estimated useful lives are generally as follows:

Buildings	5 – 47 years
Furniture and fixtures	2 – 20 years

(2)	Amortization of intangible assets

Intangible assets are amortized over estimated useful lives on the straight-line method.

The useful lives of software were based on the internal estimate.

(3)	Long term prepaid expense

Long term prepaid expenses are amortized on the straight-line method. The amortization period ranges from 5 to 42 years.

4.	Deferred assets

Bond issuance costs

Bond issuance costs are expensed when incurred

5.	Translation of Assets and Liabilities Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

6.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of each borrowers.

(2)	Reserve for bonus payment

To prepare for payments of bonuses to employees, the estimated amount was recorded in accordance with the internally prescribed calculation method.

7.	Hedging Activities

(1)	Hedge accounting

Profits and losses on hedging instruments are deferred until the profits or losses on the underlying hedged items are realized.

(2)	Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds, borrowings, and other instruments that the Company issued. The Company utilizes currency forward contracts and bonds to hedge foreign currency risk on loans and investments in subsidiaries.

(3)	Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency risk on loans is also fully hedged until maturity in general, and foreign currency investment in subsidiaries is hedged by long term liabilities denominated in foreign currencies including long term notes issued.

(4)	Valuating the validity of hedging instruments

Regarding the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the hedge effectiveness.

(5)	Discontinue of hedge accounting

As of March 31, 2013 the Company discontinued the hedge accounting associated with transactions to hedge foreign currency risk on investments in subsidiaries by removing the designation of the derivatives as hedge instruments. The profits or losses from hedging instruments after the discontinuation are recognized in earnings.

8.	Other important items as basis of financial statements

(1)	Accounting for consumption taxes

Consumption taxes are accounted for based on the tax exclusion method.

(2)	Application of consolidated tax return system

The Company applies consolidated tax return system.

(Change in Accounting Policies)

Changes in accounting policies which are difficult to distinguish from changes in accounting estimates

In accordance with the amendment of the Corporation Tax Act, effective from the year ended March 31, 2013, the Company changed its depreciation method for tangible fixed assets acquired on or after April 1, 2012. This change had no material impact on income.

(Changes in Presentation)

“Investment business partnerships revenue” under “Non-operating revenue” and “Investment business partnerships loss” under “Non-operating expenses”, which were previously presented separately, are included in “Others” as their amounts fell within ten hundredth of “Non-operating revenue” and “Non-operating expenses”, respectively.

As a result, ¥1,130 million of “Investment business partnerships revenue” and ¥1,774 million of “Investment business partnerships loss”, which were separately presented in the previous year’s Statement of Income, are reclassified as “Others” under “Non-operating revenue” and “Non-operating expenses”, respectively.

(Balance Sheets)

*1. Accumulated depreciation on tangible fixed assets:

	Millions of yen
	March 31
	2012	2013
Buildings	¥25,227	¥23,294
Furniture and fixtures	60,605	58,715

Total	¥85,833	¥82,009

*2. Securities deposited

(March 31, 2012)

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥22,986 million based on securities lending agreements contracts which provide borrowers with the rights to resell or repledge the securities.

(March 31, 2013)

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥24,493 million based on securities lending agreements contracts which provide borrowers with the rights to resell or repledge the securities.

3. Financial guarantee(1)

(March 31, 2012)

Guarantee of principal and coupons on ¥34,200 million bonds issued by Nomura Securities Co., Ltd.

¥34,200 million

Guarantee of principal on USD402,000 thousand in commercial paper issued by Nomura International plc and ¥850 million in future transactions, USD135,921 thousand in repurchase transactions and USD2,102,782 thousand in derivative transactions, USD2,038,000 thousand in borrowings, repurchase transactions by the same company and USD70,000 thousand in Commodity Murabaha

¥391,146 million(2)

Guarantee of USD1,402,975 thousand, EUR1,665,977 thousand, AUD3,401,675 thousand, CAD9,000 thousand, GBP497,069 thousand, ZAR300,000 thousand, NZD293,500 thousand, BRL54,800 thousand, MXN45,000 thousand, TRY39,000 thousand, KRW2,000,000 thousand, IDR30,000,000 thousand and ¥1,440,678 million in principal and coupons on medium term notes issued by Nomura Europe Finance N.V.

¥2,123,559 million(2)

Guarantee of USD206,765 thousand in swap transactions etc. by Nomura Global Financial Products, Inc.

¥16,994 million(2)

Guarantee of USD1,126,318 thousand, EUR880,369 thousand, AUD17,000 thousand and ¥67,650 million in principal and coupons on medium term notes issued by Nomura Bank International plc and EUR135,000 thousand in borrowings by the same company

¥273,162 million

Guarantee of principal and coupons on USD137,500 thousand in borrowings by Nomura Singapore Ltd.

¥11,301 million

Guarantee of USD100,000 thousand in payables of NBB Ijarah Ltd.

¥8,219 million

Guarantee of USD79,530 thousand in principal and coupons on medium term notes issued by Nomura America Finance LLC

¥6,537 million

Guarantee of USD38,762 thousand in derivative transactions by Nomura Financial Investment (Korea) Co., Ltd.

¥3,186 million

Guarantee of GBP42 thousand in derivative transactions etc. by Nomura Energy Marketing London Limited

¥5 million

Guarantee of USD12,994 thousand in repurchase transactions by Nomura Securities International Inc.

¥1,068 million

Guarantee of USD9,151 thousand in derivative transactions etc. by Nomura Fixed Income Securities Private Limited

¥752 million

Guarantee of USD15,319 thousand in derivative transactions by Nomura Mauritius Limited

¥1,259 million

Guarantee of AUD3,096 thousand in expense by Chi-X Australia Pty Ltd.

¥265 million

Guarantee of USD250 thousand in settlement of stock deals by Nomura Securities Singapore Private Limited

¥21 million

(March 31, 2013)

Guarantee of principal and coupons on ¥34,200 million bonds issued by Nomura Securities Co., Ltd.

¥34,200 million

Guarantee of principal on ¥2,000 million and USD402,000 thousand in commercial paper issued by Nomura International plc, USD863,442 thousand in stock lending transactions, ¥589 million in future transactions, USD449,408 thousand in repurchase transactions, USD2,655,343 thousand in derivative transactions USD2,560,000 thousand in borrowings and repurchase transactions by the same company and USD70,000 thousand in Commodity Murabaha

¥661,097 million(2)

Guarantee of USD1,282,395 thousand, EUR1,245,377 thousand, AUD3,024,965 thousand, CAD60,500 thousand, GBP496,569 thousand, ZAR255,000 thousand, NZD293,500 thousand, BRL86,800 thousand, MXN90,000 thousand, TRY127,500 thousand, KRW500,000 thousand, IDR65,000,000 thousand and ¥1,333,751 million in principal and coupons on medium term notes issued by Nomura Europe Finance N.V.

¥2,015,231 million(2)

Guarantee of USD217,934 thousand in swap transactions etc. by Nomura Global Financial Products, Inc.

¥20,501 million(2)

Guarantee of USD962,530 thousand, EUR810,365 thousand, AUD14,000 thousand and ¥49,650 million in principal and coupons on medium term notes issued by Nomura Bank International plc and EUR135,000 thousand in borrowings by the same company

¥255,446 million

Guarantee of principal and coupons on USD137,500 thousand in borrowings and USD1,530 thousand in derivative transactions by Nomura Singapore Ltd.

¥13,079 million

Guarantee of USD25,104 thousand in principal and coupons on medium term notes issued by Nomura America Finance LLC

¥2,362 million

Guarantee of USD29,518 thousand in derivative transactions by Nomura Financial Investment (Korea) Co., Ltd.

¥2,777 million

Guarantee of USD13,693 thousand in derivative transactions by Nomura Investments Singapore Ltd.

¥1,288 million

Guarantee of USD4,540 thousand in repurchase transactions by Nomura Securities International Inc.

¥427 million

Guarantee of USD2,526 thousand in derivative transactions etc. by Nomura Fixed Income Securities Private Limited

¥238 million

Guarantee of USD221 thousand in derivative transactions by Nomura Mauritius Limited

¥21 million

Guarantee of AUD3,108 thousand in expense by Chi-X Australia Pty Ltd

¥305 million

Guarantee of USD57 thousand in loan trading by Nomura Corporate Funding Americas, LLC

¥5 million

(1)	In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.
(2)	Includes co-guarantee with Nomura Securities Co., Ltd.

*4. Balance with Subsidiaries and Affiliates

Major balances with subsidiaries and affiliates are as follows:

	Millions of yen
	March 31
	2012	2013
Short-term loans receivable	¥2,697,234	¥3,110,020
Accounts receivable	6,572	41,202
Accrued income	32,941	43,762
Long-term guarantee deposits	30,036	28,395
Short-term borrowings	334,000	228,000
Collaterals received	46,498	62,882

Besides the above-mentioned, other assets and other liabilities with subsidiaries and affiliates as of March 31, 2012 are ¥84,650 million and ¥34,557 million, respectively. Also, other assets and other liabilities with subsidiaries and affiliates as of March 31, 2013 are ¥72,906 million and ¥67,787 million, respectively.

5.	Commitments

The Company has provided commitments to extend subordinated credits to its subsidiaries.

	Millions of yen
	March 31
	2012	2013
Total commitment available	¥500,000	¥540,000
Less amount utilized	150,000	168,814

Balance available	¥350,000	¥371,186

(Statements of Income)

*1 “Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, on leasing furniture, fixtures, and software.

*2 “Rent revenue” consists of revenue mainly from NSC, on renting office accommodation.

*3 “Royalty on trademark” consists of revenue from NSC, on the use of the Company’s trademark.

*4 “Other financial income” consists of cash in-flows and gain and loss on valuation of derivative transactions with NSC (excludes where hedge accounting is applied).

*5 “Others” includes fees from services provided and securities lending mainly to NSC.

*6 Breakdown of Rental and maintenance

	Millions of yen
	Year ended March 31
	2012	2013
Real estate	¥34,492	¥32,329
Furniture and fixtures	12,707	11,375

Total	¥47,199	¥43,704

*7 Breakdown of Data processing and office supplies

	Millions of yen
	Year ended March 31
	2012	2013
Data processing	¥39,520	¥44,380
Office supplies	7	7

Total	¥39,527	¥44,387

*8 Breakdown of Others

	Millions of yen
	Year ended March 31
	2012	2013
Training and data	¥2,234	¥1,228
Water and electricity	1,205	1,174
Commission	1,554	176
Others	2,786	2,821

Total	¥7,779	¥5,399

*9 Balance with Subsidiaries and Affiliates

	Millions of yen
	Year ended March 31
	2012	2013
Operating revenue from subsidiaries and affiliates	¥279,782	¥278,185
Operating expenses to subsidiaries and affiliates	51,303	55,450
Non-operating revenue to subsidiaries and affiliates	467	7
Non-operating expenses to subsidiaries and affiliates	2,029	1,852

(Statements of Changes in Net Assets)

(Year ended March 31, 2012)

Treasury Stock
Type of shares	Common stock
Beginning of current year	117,183,399 shares
Increase	47,842,719 shares
Decrease	9,273,130 shares
End of current year	155,752,988 shares

 (Summary of reasons for change)

 The reasons for increase were as follows:

Dividend in kind from subsidiary	47,790,000 shares
Increase related to requests to repurchase shares less than full trading units	52,719 shares

 The reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	9,271,600 shares
Reduction related to sale of shares to complete full trading units	1,530 shares

 (Year ended March 31, 2013)

Treasury Stock
Type of shares	Common stock
Beginning of current year	155,752,988 shares
Increase	19,209 shares
Decrease	47,336,501 shares
End of current year	108,435,696 shares

 (Summary of reasons for change)

 The principal reason for increase was as follows:

Increase related to requests to purchase shares less than full trading units	19,209 shares

 The principal reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	47,335,900 shares
Reduction related to sale of share to complete full trading units	601 shares

(Leasing Transactions)

1.	Financing lease transactions

Financing leases, other than those for which the ownership of the leased property are deemed to transferred to the lessees entered prior to April 1, 2008, are continued to be accounted similar to the treatment applicable to normal rental transactions, however, as the amounts are not material, the detailed disclosure is omitted.

2.	Operating leases are as follows:

Non cancellable lease fee for operation lease transactions

	Millions of yen
	March 31
	2012	2013
One year or less	¥2,459	¥2,113
More than one year	10,267	7,264

Total	¥12,726	¥9,376

(Securities)

(March 31, 2012)

(1)	Stocks of subsidiaries and affiliates with market value

	Millions of yen
	March 31, 2012
	Book Value	Market Value	Difference
Subsidiaries	¥31	¥114	¥83
Affiliates	20,061	46,596	26,535

Stocks of subsidiaries and affiliates which are considered extremely difficult to observe market value

Millions of yen
Book Value
Subsidiaries	¥1,609,873
Affiliates	249

Total	¥1,610,122

The above securities have no quoted market value. Accordingly, they are considered extremely difficult to observe market value.

(2)	Available-for-sale securities with market value

	Millions of yen
	March 31, 2012
	Cost	Book Value	Difference
Securities with book value exceeds cost
Equities	¥36,338	¥71,304	¥34,966
Others	630	786	156

Subtotal	36,968	72,090	35,122

Securities with book value does not exceed cost
Certificate of deposits	7,700	7,700	—
Equities	8,292	7,239	(1,053)
Others	1,331	1,107	(224)

Subtotal	17,323	16,046	(1,277)

Total	¥54,291	¥88,136	¥33,845

(3)	Securities which are considered extremely difficult to observe market value (except those referred in (1) above)

Millions of yen
March 31, 2012
Book Value
Available-for-sale securities	¥33,256

Equities (Unlisted equities)	19,745
Others	13,511

Other securities of subsidiaries and affiliates	5,867
Others	7,644

The above securities have no quoted market value. Accordingly, they are considered extremely difficult to observe market value.

(March 31, 2013)

(1)	Stocks of subsidiaries and affiliates with market value

	Millions of yen
	March 31, 2013
	Book Value	Market Value	Difference
Subsidiaries	¥31	¥164	¥133
Affiliates	20,031	64,507	44,476

Stocks of subsidiaries and affiliates which are considered extremely difficult to observe market value

Millions of yen
Book Value
Subsidiaries	¥1,746,401
Affiliates	149

Total	¥1,746,550

The above securities have no quoted market value. Accordingly, they are considered extremely difficult to observe market value.

(2)	Available-for-sale securities with market value

	Millions of yen
	March 31, 2013
	Cost	Book Value	Difference
Securities with book value exceeds cost
Equities	¥39,873	¥85,197	¥45,323
Others	630	1,300	670

Subtotal	40,503	86,497	45,993

Securities with book value does not exceed cost
Certificate of deposits	3,800	3,800	—
Equities	1,068	954	(115)
Others	1,331	1,167	(164)

Subtotal	6,199	5,921	(279)

Total	¥46,703	¥92,417	¥45,714

(3)	Securities which are considered extremely difficult to observe market value (except those referred in (1) above)

Millions of yen
March 31, 2013
Book Value
Available-for-sale securities	¥30,551

Equities (Unlisted equities)	18,515
Others	12,036

Other securities of subsidiaries and affiliates	5,982
Others	6,053

The above securities have no quoted market value. Accordingly, they are considered extremely difficult to observe market value.

(Derivative Transactions)

Statement on derivative transactions is omitted as consolidated financial statements are prepared.

(Tax Effect Accounting)

1. Breakdown of deferred tax assets and liabilities

	Millions of yen
	March 31
	2012	2013
Deferred tax assets
Loss on devaluation of securities	¥340,228	¥333,230
Loss carry-forward on local tax	20,316	21,346
Attributed consolidated corporate tax	1,943	—
Deferred loss on hedges	—	7,533
Loss on devaluation of fixed assets	3,681	3,685
Stock option	2,987	2,828
Others	5,689	3,041

Subtotal of deferred tax assets	374,844	371,663
Valuation allowance	(235,437)	(236,782)

Total of deferred tax assets	139,407	134,881
Deferred tax liabilities
Net unrealized gain on investments	(12,152)	(16,430)
Deferred gain on hedges	(28,468)	(23,160)
Others	(78)	(760)

Total of deferred tax liabilities	(40,698)	(40,350)

Net deferred tax assets	¥98,710	¥94,531

2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application

	Percentage tax rate
	March 31
	2012	2013
Statutory effective tax rate	41.0%	38.0%
Permanent differences excluded from revenues	(47.4)	(38.9)
Permanent differences excluded from expenses	20.8	13.6
Valuation allowance	(74.6)	2.3
Accumulated earning tax of overseas subsidiaries	3.0	3.7
Income taxes—prior year adjustments	0.4	0.2
Foreign tax credit	(0.3)	(0.2)
Adjustments to deferred tax assets due to change in statutory tax rate	83.6	3.5
Others	0.1	0.4

Corporate tax rate after tax effect accounting	26.8	22.5

(Information on Per Share Data)

	Yen
	Year ended March 31
	2012	2013
Shareholders’ equity per share	¥488.38	¥492.88
Net income per share	9.02	11.42
Net income per share—diluted	8.93	11.16

(Note)	The base data for calculating net income per share are as follows:

	Year ended March 31
	2012	2013
Net income per share
Net income (Millions of yen)	32,879	42,210
Amount which does not belong to shareholders of common stock (Millions of yen)	—	—
Net income which belong to common stock (Millions of yen)	32,879	42,210
Average number of common stock during the fiscal year (Thousands of shares)	3,646,273	3,696,116

Net income per share—diluted
Adjustment on net income (Millions of yen)	—	—
Increase of common stock (Thousands of shares)	36,643	84,565
(Increase due to stock acquisition right (Thousands of shares))	36,643	84,565

Common stock equivalents which are not included in the net income per share—diluted as they have no dilutive effect

(Stock Acquisition Right)

Number of stock acquisition rights under 11 series 248,407

Stock Acquisition Right No. 8

Stock Acquisition Right No.11

Stock Acquisition Right No.15

Stock Acquisition Right No.16

Stock Acquisition Right No.22

Stock Acquisition Right No.23

Stock Acquisition Right No.31

Stock Acquisition Right No.32

Stock Acquisition Right No.38

Stock Acquisition Right No.39

Stock Acquisition Right No.43

See also “Item 4 Company Information, 1. Share Capital Information, (2) Stock Options”

(Stock Acquisition Right)

Number of stock acquisition rights under 8 series 108,807

Stock Acquisition Right No.11

Stock Acquisition Right No.15

Stock Acquisition Right No.16

Stock Acquisition Right No.22

Stock Acquisition Right No.23

Stock Acquisition Right No.31

Stock Acquisition Right No.32

Stock Acquisition Right No.39

See also “Item 4 Company Information, 1. Share Capital Information, (2) Stock Options”

(Significant Subsequent Events)

Capital increase of a subsidiary

On April 11, 2013, the Company subscribed for rights issue of Nomura Financial Products Services Inc., a wholly owned subsidiary of the Company, to increase its capital in full amount of ¥65,000 million, which was fully paid on April 12, 2013.

Treasury stock buyback

On April 26, 2013, the Board of Directors of the Company resolved to buyback treasury stocks, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

1. Reason to buyback treasury stocks

To use the acquired treasury stock to issue shares upon the exercise of stock options (stock acquisition rights).

2. Contents of buyback resolution

(1) Type of stock to be purchased	Common stock
(2) Total number of stocks to be purchased	Limits to 40,000,000 shares (1.1% of outstanding shares)
(3) Total amount of stocks	Maximum of ¥35,000 million
(4) Term	May 8, 2013 to May 31, 2013
(5) Method	Purchase on the stock exchange via a trust bank

3. Result of the program

The Company repurchased 40,000,000 shares (at a cost of ¥32,470 million).

Issuance of stock acquisition rights

On May 15, 2013, the Company resolved to issue 52nd through 54th Series of Stock Acquisition Rights for the purpose of stock options to directors, executive officers, employees of the Company and its subsidiaries, to be allotted on June 5, 2013. Total number of stock acquisition rights issued upon the resolution was 212,587, which was equivalent to 21,258,700 common stocks. The exercise price will be one (1) yen per share. The stock acquisition rights will be issued as deferred compensation to grantees and are restricted from being exercised for approximately one year up to three years from the issuance resolution date. The exercise period will be five years from the beginning day of exercise period.

Issuance of bonds

The Company issued 41st and 42nd Series of Unsecured Straight Bonds on June 20, 2013 based on resolutions at the Board of Directors held on March 27, 2008 and the Executive Management Board held on April 4, 2013.

Name of bonds	41st Series of Nomura Holdings, Inc. Unsecured Straight Bonds	42nd Series of Nomura Holdings, Inc. Unsecured Straight Bonds
Amount of issue	¥20 billion	¥17 billion

Issue price	¥100 per face value of ¥100	¥100 per face value of ¥100

Interest rate	0.783% per annum	1.214% per annum

Redemption price	100% of the principal amount	100% of the principal amount

Maturity date	June 20, 2018	June 19, 2020

Use of proceeds	Working capital	Working capital

[Translation]

Report of Independent Auditors

June 27, 2013

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Tadayuki Matsushige
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Noboru Miura
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

Audit of Financial Statements

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial information” section for the consolidated fiscal period from April 1, 2012 to March 31, 2013 which comprise the consolidated balance sheets, the consolidated statements of income, comprehensive income, changes in equity, and cash flows, notes to the consolidated financial statements and the consolidated supplementary schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements”, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to independently express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and its consolidated subsidiaries as of March 31, 2013, and the consolidated results of their operations and cash flows for the consolidated fiscal period then ended in conformity with accounting principles generally accepted in the United States of America.

Audit of Internal Control

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) pursuant to the audit requirement of the rule specified in the Article 193-2, Section 2 of the Financial Instruments and Exchange Act. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to independently express an opinion on the Company’s internal control over financial reporting.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB Standards). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness which should be disclosed exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our audit opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the COSO criteria.

Key Differences from Audit of Internal Control in Japan

We conducted the audit of the Company’s internal control over financial reporting in accordance with the PCAOB Standards. The key differences from an audit under auditing standards for internal control over financial reporting generally accepted in Japan (the Japanese Standards) are as follows:

1.	An opinion is expressed on Management’s Report on Internal Control Over Financial Reporting under the Japanese Standards while an opinion is expressed on the company’s internal control over financial reporting under the PCAOB Standards.

2.	The audit scope includes the financial statements and the disclosures that could have a material effect on the reliability of the financial statements under the Japanese Standards while the audit scope only includes internal control on preparation of the financial statements contained in the “financial information” section under the PCAOB Standards, as defined above.

3.	The audit covers internal control performed at affiliated companies that are accounted for by the equity method under the Japanese Standards while such internal control is not covered under the PCAOB Standards.

Conflicts of Interest

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Act.

*	Above is an electronic version of the original Report of Independent Auditors and the Company maintains the original report.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of Nomura Holdings, Inc. prepared in Japanese, for the period ended March 31, 2013. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned period, which are included in this current report on Form 6-K Report of Foreign Private Issuer.

[Translation]

Report of Independent Auditors

June 27, 2013

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Tadayuki Matsushige
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Noboru Miura
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial information” section for its 109th fiscal period from April 1, 2012 to March 31, 2013 which comprise the balance sheets, the statements of operations and changes in net assets, significant accounting policies, other explanatory information and the supplementary schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to independently express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2013, and the results of its operations for the fiscal period then ended in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Act.

*1.	Above is an electronic version of the original Report of Independent Auditors and the Company maintains the original report.
*2.	The financial statements referred to above do not include the data themselves provided via XBRL.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of Nomura Holdings, Inc. prepared in Japanese, for the period ended March 31, 2013. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned period, which are included in this current report on Form 6-K Report of Foreign Private Issuer.

EXHIBIT 2

Management’s Report on Internal Control Over Financial Reporting

1 [Framework of Internal Control over Financial Reporting]

Koji Nagai, Group Chief Executive Officer, and Shigesuke Kashiwagi, Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The establishment and maintenance of an adequate internal control over financial reporting are based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO framework”).

Possibility exists that the internal control over financial reporting may not fully prevent or detect misstatements.

2 [Scope, Reference Date, and Method of Evaluation]

The Company evaluated the effectiveness of its internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) using the criteria set forth in the COSO framework. The reference date of evaluation was as of March 31, 2013.

The Company’s internal control over financial reporting covers the Company and other entities in which it has a controlling financial interest.

3 [Report of Result of Evaluation]

Based on the evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2013.

4 [Comments]

The key differences between the standards generally accepted in the United States which the Company adopts for the evaluation of internal control over financial reporting (“U.S. standards”) and the standards generally accepted in Japan (“Japanese standards”) are as follows:

— Under the U.S. standards, the financial reporting which is subject to the internal control requirements only includes the consolidated financial statements. Under the Japanese standards, the financial reporting which is subject to the internal control requirements includes financial statements, including consolidated financial statements, and other disclosures that have material effects on the reliability of the financial statements.

— Under the U.S. standards, the scope of internal control over financial reporting includes the parent company and its consolidated entities. Under the Japanese standards, the scope of internal control over financial reporting includes the parent company, its consolidated entities, and the affiliated companies that are accounted for by using the equity method.

5 [Special Comments]

There is no special comment to be stated.

Confirmation Letter

1 [Appropriateness of Annual Securities Report]

Koji Nagai, Group Chief Executive Officer, and Shigesuke Kashiwagi, Chief Financial Officer, have confirmed that the Annual Securities Report of Nomura Holdings, Inc. for the year ended March 31, 2013 is fairly presented pursuant to the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.